Filed Pursuant to Rule 424(b)(4)
Registration No. 333-259361

TDCX Inc.

19,358,957 American Depositary Shares

Representing 19,358,957 Class A Ordinary Shares

This is the initial public offering of TDCX Inc. We are offering 19,358,957 American Depositary Shares, or ADSs.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. Each ADS represents one of our Class A ordinary share, par value US$0.0001 per ordinary share, and the ADSs may be evidenced by American Depositary Receipts, or ADRs. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol “TDCX.”

We are a “controlled company” under the corporate governance rules of the New York Stock Exchange.

We are an “emerging growth company” under the U.S. federal securities laws and have elected to comply with certain reduced public reporting requirements.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 22.

Price US$18.00 per ADS

	Per ADS		Total
Public offering price	US$	18.00	US$	348,461,226
Underwriting discount and commission(1)	US$	1.26	US$	24,392,286
Proceeds, before expenses, to TDCX Inc.	US$	16.74	US$	324,068,940

(1)

See “Underwriting—Conflict of Interest” for a description of compensation and other items of value payable to the underwriters. We have granted the underwriters the right to purchase up to an additional 2,903,843 ADSs to cover over-allotments within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Immediately prior to the completion of this offering, our issued and outstanding share capital will be re-designated into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A ordinary shares and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, Mr. Laurent Junique, our Founder, Executive Chairman and Chief Executive Officer, will beneficially own an aggregate of 166,000 Class A ordinary shares and 123,500,000 Class B ordinary shares, which will represent 86.6% of the then total issued and outstanding ordinary shares and 98.5% of total voting power of our issued and outstanding shares (assuming the underwriters do not exercise their over-allotment option).

Certain affiliates and other persons and entities associated with our Founder have subscribed for and been allocated by the underwriters an aggregate of 304,887 ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered.

The underwriters expect to deliver the ADSs against payment to purchasers on or about October 5, 2021.

Goldman Sachs	Credit Suisse

Prospectus dated September 30, 2021

High-growth digital CX solutions provider for technology and blue-chip companies

Winner of 270+ industry awards

#Be More

Attractive Growth Platform

Large and Expanding Global CX Market

USD Billion
120
100
80
60
40
20
0
US$68B
Total Market size
US$100B
Total Market size
17% CAGR*
7.2
10.4
13.2
15.5
17.4
19.8
22.6
25.3
27.8
30.4
60.9
61.3
61.9
63.3
62.9
64.3
65.7
67.0
68.6
70.1
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E
Traditional Economy
New Economy

New Economy Driving Significant SE Asia CX Opportunities

USD Billion
16
14
12
10
8
6
4
2
0
US$8B
Total Market size
US$14B
Total Market size
19% CAGR*
0.9
1.2
1.6
2.0
2.3
2.6
3.0
3.4
3.9
4.3
6.8
7.2
7.5
7.9
7.9
8.3
8.7
9.0
9.4
9.8
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E
Traditional Economy
New Economy

2020 Revenue

US$323m

We have grown our revenue 140% in the last 2 years.

>90%

of TDCX's agents based in Southeast Asia

~25%
Philippines
~13%
Thailand
~5%
Japan
~3%
China
~1%
Spain
26%
Malaysia
~28%
Singapore

Revenue by Geography

88%

of 2020 revenue from New Economy clients

65%
Omnichannel CX Solutions
15%
Sales and Digital Marketing Services
18%
Content Monitoring and Moderation Services

Revenue by Services**

Strong Financial Performance

Revenue

55% CAGR
US$135M
US$246M
US$323M
FY18
FY19
FY20

EBITDA

61% CAGR
US$41M
US$80M
US$106M
FY18
FY19
FY20

EBITDA Margin (%)	FY18	FY19	FY20
	31%	33%	33%

NOTE: EBITDA and EBITDA margin are non-IFRS financial measures. We define EBITDA as profit for the year before interest expense, interest income, income tax expense and depreciation expense and EBITDA margin as EBITDA as a percentage of revenue. For information about our non-IFRS measures, including reconciliations to the most directly comparable financial measures stated in accordance with IFRS, see "Selected Consolidated Financial and Other Data – Other Financial and Operating Data".
*The CAGR figure refers to the New Economy market size from 2016 to 2025E.
** Excludes Other service fees (approximately 2%) which include revenues classified in the Consolidated Financial Statements as workspace, payroll outsourcing and other services.

Global Footprint

Rapidly expanding global footprint with 10 geographies

SPAIN
ROMANIA
CHINA
JAPAN
INDIA
THAILAND
PHILIPPINES
MALAYSIA
SINGAPORE
COLOMBIA

Multilingual, Multicultural Teams

13,308
employees
(as of 6/30/21)

>60%
have college or university degrees

87%
of employees feel they are growing with TDCX

89%
company-wide Employee Satisfaction Score

20+ languages
to support our clients in Asia and around the world

こんにちは
你好
สวัสดี
Kamusta
नमस्ते
안녕하세요
Hello

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell ADSs and seeking offers to buy ADSs, only in jurisdictions where offers and sales are permitted. Unless otherwise noted, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Until and including October 25, 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Market, Industry and Other Data

This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and our own estimates based on our management’s knowledge of and experience in the market sectors in which we compete. Certain information in this prospectus is based on a report on the outsourced business support services industry prepared by Frost & Sullivan Limited, or Frost & Sullivan, which was commissioned by us.

i

Trademarks and Intellectual Property

We own or otherwise have rights to the service mark “TDCX” mentioned in this prospectus that we use in conjunction with the marketing and sale of our services. This service mark is the property of TDCX Holdings Pte. Ltd. and it will eventually be licensed for use by us and our subsidiaries. This prospectus also mentions and cites trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by any other companies. Solely for convenience, our trademark and trade name referred to in this prospectus may appear without the ® roundel or TM symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to those trademarks and trade names.

Conventions that Apply to this Prospectus

Unless the context provides otherwise, for the purposes of this prospectus:

•	“ADR” means American Depositary Receipt;

•	“ADS” means American Depositary Shares;

•	“agent” means an FTE, as classified under our employee classification system;

•	“AI” means artificial intelligence;

•	“B2B” means business-to-business;

•	“B2C” means business-to-consumer;

•	“Class A ordinary share” means our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary share” means our Class B ordinary shares of par value US$0.0001 per share;

•	“clients” means our corporate clients with whom we have entered into contractual arrangements;

•	“CRM” means customer relationship management;

•	“customers” means the parties with whom we have customer interactions on behalf of our clients;

•	“CX” means customer experience;

•	“Founder” means Mr. Laurent Junique, our founder, Executive Chairman and Chief Executive Officer;

•	“FTE” means full-time equivalent employee;

•	“KPI” means key performance indicator;

•	“MSA” means master services agreement;

•	“new economy” means high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth;

•	“NYSE” means the New York Stock Exchange;

•	“Principal Shareholder” means Transformative Investments Pte Ltd;

•	“SOW” means statements of work;

•	“TDCX HPL” means TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd);

•	“TDCX KY” means TDCX (KY) PTE LTD;

•	“TDCX SG” means TDCX (SG) Pte. Ltd. (formerly Teledirect Pte Ltd);

•	“U.S.” and “United States” means the United States of America; and

•	“We,” “us,” “our”, “our Company” and “TDCX” mean TDCX Inc. and its subsidiaries and associated companies, collectively.

ii

Certain metrics presented in this prospectus, which include the annual voluntary attrition rate of our employees and our employee satisfaction scores, are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement, collected through our internal employee surveys and human resources management systems, there are inherent challenges in measuring employee satisfaction and similar metrics. In addition, we are continually seeking to improve the estimation and evaluation criteria that we use to calculate our annual voluntary attrition rate and employee satisfaction, and such estimates may change due to improvements or changes in our methodology. References to the average number of agents and average number of employees are an average of headcount at end of each month over the course of the given period.

We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. In addition, our estimates may not be comparable to estimates of similar metrics published by third parties, such as research analysts, due to differences in methodology.

Basis of Presentation

TDCX was incorporated in the Cayman Island on April 16, 2020 and is wholly-owned by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of its founder (the “Founder”) and his family. TDCX was incorporated to acquire our Founder’s shareholder’s interest in TDCX KY. On December 22, 2020, TDCX KY acquired our Founder’s 100% interest in TDCX HPL. Prior to September 2018, TDCX SG, was 60% owned by our Founder and 40% owned by a third party. In September 2018, the remaining 40% of TDCX SG was acquired by TDCX HPL by paying cash in an amount of S$38 million. In January 2019, our Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG, and TDCX SG became a wholly owned subsidiary of TDCX HPL. On March 23, 2021, TDCX acquired 100% of TDCX KY from our Founder. As TDCX, TDCX KY, TDCX HPL and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCX HPL by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements as if the reorganization had always been in place. As such, the consolidated financial statements were prepared as if TDCX had control over TDCX KY, TDCX HPL and TDCX SG for all periods presented. For more information, see Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

When we refer to “U.S. dollars” and “US$” in this prospectus, we are referring to United States dollars, the legal currency of the United States. When we refer to “S$”, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “IFRS”, we are referring to International Financial Reporting standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this prospectus were made at a rate of S$1.344 to US$1.00, being the rate in effect as of June 30, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rates stated below, or at all. On September 6, 2021, the rate was S$1.342 to US$1.00.

Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

iii

LETTER FROM MR. LAURENT JUNIQUE, OUR FOUNDER, EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

I founded TDCX in 1995 with a vision of a better way to deliver customer experience services. The flagship office in Singapore had its roots as a compact space with two staff. Those early days taught me that a team of tight-knit, talented and dedicated employees that can tackle the most complex challenges would set us apart. This formula of quality people and enterprising work culture drives everything we do.

The sun does not set on TDCX. I attribute our success to our ability to anticipate seismic shifts in the customer experience market and our agility to respond to our clients’ changing needs.

Today, TDCX has a presence in 10 geographies around the world and I believe a spectacular management team who drives our business day and night, ensuring that we keep the customers that have been entrusted to us satisfied. I would like to thank my management team for embarking on this journey with me.

TDCX and the Digital Economy in Asia and Beyond – A Symbiotic Partnership

The 2008 global recession provided an important lesson. We saw a significant growth in the number of digital companies, including many of the fastest-growing companies, arriving in Asia to capitalize on the region’s dynamic recovery. Those were the fledgling days of the smartphone and e-commerce industries.

These companies, many of which quickly established themselves as new economy brands, rapidly attracted customers in Asia, by tailoring their products and offerings for the region. However, they did not have the local market knowledge or resources needed to support their growth. This is where TDCX came in with our customer experience services as we aimed to complete the picture.

We believe that we brought our deep understanding of what customers want, complex problem-solving skills and technology solutions to offer them customized customer experience solutions. As a result, these growing businesses in the new world of the digital economy became our clients. Our lean, agile and technology-enabled business model, coupled with our strong employer brand, enabled us to attract the talent required to scale quickly and keep pace with our clients’ growth.

A client once told me: “In a fast-moving economy, we need a fast-moving and innovative partner.” That’s TDCX! I believe that we are widely recognized as a high-growth, digital complex customer experience solutions provider for technology and blue-chip companies in Asia that even our competitors publicly talk about.

The Future Beckons

TDCX is a specialist partner to fast-growing new economy companies that are redefining digital advertising, e-commerce, online travel and hospitality, consumer electronics, fintech and other technology-enabled sectors in Asia.

We believe that our clients trust us with their most pressing customer interactions. We are now approximately 13,000 strong, handling complex assignments in more than 20 languages daily. These cut across digital advertising, online bookings, troubleshooting customer issues and moderating content, as we strive to keep the Internet a safe environment for the next generation.

As we live more and more of our lives online, we expect to be able to get things done simply, conveniently and on-demand. This transformational shift has upended traditional interaction between brands and their customers, and propelled customer expectations to a new level.

Today, while technology, such as artificial intelligence, is leveraged to resolve straightforward enquiries swiftly, customer needs continue to evolve. Their questions are becoming more complex and sophisticated, while their expectations for speed and accuracy in problem solving are also likewise increasing. Faced with such customer demands, the experience customers have with a brand, particularly in their times of need, will be the key to building their loyalty.

As such, we envision a future where highly capable specialists, equipped with the tools to work from home or at workspaces, solve increasingly complex problems for new economy brands. These companies, which are experiencing unprecedented growth and fierce competition, require agile, flexible and effective customer experience capabilities in order to stand out from the pack.

According to Frost and Sullivan, the global customer experience market is expected to grow from US$80 billion in 2020 to US$100 billion in 2025. In Southeast Asia alone, the customer experience market for the new economy sector is expected to grow at 19 per cent CAGR between 2016 and 2025.

As TDCX’s innovative new economy clients develop their next “game-changing” products, services or applications, we aspire to be there to serve their customers with our suite of innovative customer experience solutions.

TDCX Strives to Win

Our greatest advantage is our people. We hire and develop the right people, provide them with attractive work locations and equip them with technology to carry out their tasks to the best of their abilities.

Our proprietary technology platform provides the multiplier effect to extract the best from our team. It starts with “Flash Hire,” our customizable, automated video-based recruitment platform that learns about the characteristics of our best performers and applies those insights in our recruitment process. We believe that this improves our ability to hire the right people, while significantly reducing our recruitment time and costs.

We develop our talent through “Flash Coach” and “Flash Learn,” where we roll out online learning and training programs. To determine our developmental priorities, we draw insights from our data as we aim to approach this clearly and systematically.

In addition, we use advanced analytics, artificial intelligence and a real-time decision support system to understand our employees’ performance. This helps us to make rapid operational changes and to take pre-emptive steps such as additional training and resources so as to achieve better client outcomes.

We strive to create workspaces that are welcoming, productive and inspiring. The office environment is our employees’ home-away-from-home, where they hike the extra mile.

During the COVID-19 pandemic, our resilience and agility were tested. Employee safety was our top priority and everyone at TDCX banded together to address the challenge. Through our technological capabilities, we were able to transition our people to a work-from-home arrangement quickly and seamlessly while maintaining the security, efficiency and ease that we offer in our offices. As a result, we were able to ensure the safety of our employees without compromising on our service standards.

These factors, in combination, lead to us having employee satisfaction scores that are consistently high. As such, we are able to expand at scale quickly and efficiently to meet the demands of our global clients, while maintaining the collaborative, people-focused culture that is at the heart of TDCX. We believe that our expertise in the art and science of employee recruitment and talent development leads to us having a team of motivated, high-performing people who bond with TDCX.

Caring for the Community and our Environment

Corporate Social Responsibility (“CSR”) is deeply rooted in TDCX’s culture. We are committed to driving initiatives that help to empower our people, uplift local communities and promote environmental sustainability.

In the second quarter of 2021, we conducted 39 CSR activities, contributed 241 volunteer hours, and raised more than US$11,000 to benefit more than 14,500 beneficiaries.

One of those efforts is our ongoing support for frontline medical teams as we battle the COVID-19 pandemic. We supported medical teams through the 4F, or Friday Food for Frontliners Programme, which is a global initiative that provides meals to such frontline workers. Our most recent efforts were in support of frontline medical teams in Colombia and the Philippines, where hundreds of meals were donated to hospitals.

Given the far-reaching impact of climate change, we have made it a priority to reduce our carbon footprint across our operations globally. To date, we have offset 38,770 tonnes of carbon dioxide, which is the equivalent of a reduction in carbon emissions from more than 8,400 passenger vehicles over one year.

Our Eyes are Set Firmly on the Future

Our revenues have increased by 140% from 2018 to 2020, and we opened new offices in six geographies during that time. As of June 30, 2021, we had 13,308 employees.

As we step forward as a global public company, our focus remains on our people, our culture and our growth. We remain steadfast in our long-term vision and our disciplined decision-making for the benefit of our clients, employees and shareholders.

We aim to achieve growth by:

1.

Expanding our network: We believe that we have first mover advantage in Southeast Asia with a unique footprint. Our established positions in key markets allow us to onboard new clients that expand our fast-growing network and provide a strong platform for our geographic reach. We plan to continue to carefully expand our global footprint without losing sight of where our center of gravity is: Asia!

2.

Investing in people and technology: Our commitment to attracting the best talent to join us on this exciting journey will remain an important tenet in our strategy. This is expected to be catalyzed by our new status as a public company, which we believe will enhance our employee value proposition. We also expect to continue to create new digital tools and solutions through our dedicated digital innovation team, Digital Lab, to drive the insights and efficiencies that our clients are reputed for.

We believe that our proven business model, coupled with our team of talented individuals, put us in a strong position to capitalize on future growth opportunities. We look forward to scaling new heights with you, our new investors.

Laurent Junique

Founder, Executive Chairman and Chief Executive Officer

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ADSs or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively. In the years ended December 31, 2018, 2019 and 2020, we recorded revenue of S$181.2 million, S$330.3 million and S$434.7 million (US$323.3 million), profit for the year of S$38.1 million, S$73.5 million and S$86.1 million (US$64.0 million) and EBITDA of S$55.4 million, S$108.1 million and S$142.9 million (US$106.0 million), respectively. For the same periods, we recorded net profit margins of 21.0%, 22.2% and 19.8%, respectively, and EBITDA margins of 30.6%, 32.7% and 32.9%, respectively. In the six months ended June 30, 2020 and 2021, we recorded revenue of S$209.3 million and S$251.6 million (US$187.2 million), profit for the period of S$38.5 million and S$44.8 million (US$33.3 million) and EBITDA of S$65.2 million and S$78.2 million (US$58.2 million), respectively. For the same six month periods, we recorded net profit margins of 18.4% and 17.8%, respectively, and EBITDA margins of 31.1% and 31.1%, respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 13,308 employees as of June 30, 2021, who are located in offices in ten geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Our competitive strengths

Digital customer experience solutions provider for high-growth technology disruptors

We provide a high value-added service platform to market-leading clients in the new economy sectors and traditional blue-chip clients who are undergoing digital transformation across their organizations. Frost & Sullivan defines the “new economy” as the high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. These industries are seen as an evolution of the existing traditional economy aided by technological advancements and innovation. Our services provide synergies with our clients’ digital economy value chains and enable our clients to grow and transform their businesses’ consumer experience. We offer customized and differentiated customer contact solutions and possess the ability to handle complex and mission-critical digital customer experience interactions. These offerings are enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics to allow our clients to access real-time data which gives them valuable insights on their end-customers, allows them to improve business processes and make more prompt business decisions to resolve problems in a more timely manner.

We have leveraged our integrated omnichannel and multimodal solutions to shape user experiences in a world of evolving and proliferating digital communication and technology platforms from traditional channels, such as voice and email, to advanced technology driven channels, ranging from messaging and social media to AI-powered chat bots and in-app interactions. We are also able to synergize our in-house developed technology with third-party technology and platforms to solve operational issues which our clients are facing.

We have an international footprint with offices in ten geographies across Asia, Europe and Latin America, which provides us with access to a broad talent pool and equips us with multilingual capabilities to serve a global customer base, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese.

Strong focus on human capital development to deliver superior customer experiences

We believe the quality of our employees is a key differentiator in winning and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s high caliber talent who possess deep knowledge of local customs and cultural sensitivities. As of June 30, 2021, we had 13,308 employees of which more than 60% are college or university graduates, including employees with master’s degrees and/or doctorates, which helps us handle complex campaigns. Our employees have access to ongoing internally and externally developed supplementary training and certifications in a number of areas, such as COPC, a standard certification, which is a widely recognized standard across the customer experience industry.

In the years ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntarily left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 34% in the Asia Pacific region, according to Frost & Sullivan. Consistent with our relatively low attrition rates, employee satisfaction surveys have demonstrated a high degree of satisfaction. Our company-wide employee satisfaction scores were at 87%, 91%, 87% and 89% in our annual internal employee engagement surveys in 2018, 2019 and 2020, including most recently in July 2021. We believe that our strong focus on human capital has been critical to our ability to minimize business disruptions and rehiring and training costs, resulting in high service quality for our clients.

Our commitment to the development of our people is reflected in the multiple awards we have received, including the Best Companies to Work for In Asia 2020 (both our Thailand and Philippines office), the Top 100 Asia’s Best Employer Brands 2019 from Employer Branding Awards (our Malaysia office) from the HR Asia Awards, the Great Place to Learn Certification from the Great Place to Work Institute & SkillsFuture Singapore in 2019 and 2020 (our Singapore office), and Asia’s Best Employer Brand Award from the World HRD Congress in 2018 (our Singapore office).

Well-positioned to capitalize on positive “digital economy” trends and increasing demand for our services

We believe favorable underlying industry trends continue to fuel the growth of our clients. According to Frost & Sullivan, there are a plethora of internet-based technology offshoots driving the new economy growth, including companies in the e-commerce, digital advertising, fintech, online gaming and sharing economy industries. Driven by fundamental shifts in consumer behavior and increased adoption of internet and mobile usage, the global market sizes of retail e-commerce sales, digital advertising spend, sharing economy and online gaming (by transaction value) are estimated to grow at CAGRs of 14.5%, 15.3%, 18.2% and 9.3% from 2021 through 2025, respectively, as reported by Frost & Sullivan.

We believe our clients view their relationship with us as strategically important. New economy clients increasingly seek customized solutions in an evolving digital business services market that is increasingly becoming more complex. We believe the trend will continue as new economy clients rely on us to perform omnichannel CX solutions so that they can maintain their employee-lite, nimble business models, while we provide a service framework that can scale along with their growth. Furthermore, given their relative lack of physical touchpoints with their end-users, new economy clients tend to place a greater emphasis on the quality of customer experience service providers, where we believe we are strongly positioned. Our digital hiring platform, Flash Hire, enables us to remain agile and keep up with the growth of our high-growth clients by allowing us to rapidly identify, evaluate and hire candidates as needed.

Attractive client base of some of the largest and most disruptive companies in fast-growing industries and markets along with traditional blue-chip companies which are undergoing digital transformations

Our client base consists of some of the leading names in their respective industries, such as Facebook and Airbnb, other fast-growing, new economy companies for which we can scale up projects as they grow, as well as traditional blue-chip companies that rely on us to partner in their digital transformation journey. In the past few years, we have proactively increased our new economy client base, which provides strong growth opportunities for us. As of June 30, 2021, 92.7% of our agents, which are the customer facing employees that work on our campaigns, were staffed on campaigns for new economy clients.

We seek to forge partnerships and create long-term relationships with our clients, where they view us as an integral part of their organization through the solutions we offer. By growing and partnering with them over the long term, we have expanded the scope of our services and solutions and have become seamlessly integrated into our clients’ operations, while helping them deliver on their brand promise. On a combined basis, Facebook and Airbnb accounted for a total of 52.0%, 65.9%, 60.4%, 62.3% and 62.3% of our revenue for the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2020 and 2021, respectively. From January 1, 2018 to June 30, 2021, we have acquired 32 new clients. Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions. For example, since 2018, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional e-commerce platform and a leading video game developer.

Track record of high-growth financial performance

We focus on providing our clients with a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses as well as grow our share of our client’s budget. Due to a combination of an increase in the amount of work for existing clients as well as attracting work from new clients, we increased the average number of our agents by 118% from 3,701 for 2018 to 8,070 for 2020. During this period, we have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively.

Our ability to provide a differentiated level of service and higher valued and more sophisticated services, while efficiently increasing the scale of our business has resulted in our net profit margin of 21.0%, 22.2%, 19.8%, 18.4% and 17.8% for the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2020 and 2021, respectively. It also resulted in our EBITDA margin of 30.6%, 32.7%, 32.9%, 31.1% and 31.1% for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. Our EBITDA margin for 2020 is the highest among CX-centric outsourced service providers, according to Frost & Sullivan.

We have also managed our growth while maintaining a low debt profile. As of December 31, 2018, 2019 and 2020, we had a total debt to EBITDA ratio of 0.6, 0.3 and 0.3, respectively. We also intend to use a portion of the proceeds from our offering to repay the Credit Suisse Facility, which represents a significant portion of our debt that is outstanding as of the date of this prospectus. Our strong balance sheet, combined with our ability to grow our business and generate cash flows, gives us a strong foundation for focused investments and further business expansion.

Dynamic and highly experienced management team

We have an experienced, hands-on and savvy management team who combine global expertise with local insights. Our Founder, Executive Chairman and Chief Executive Officer, Mr. Laurent Junique, has over 25 years of industry experience and has won numerous awards, including the “Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category” for Singapore in 2018. Our management team has an average of over 15 years of relevant industry experience and most of our senior management have worked with us for over five years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. Our management team has been a champion in promoting a vibrant and distinctive culture that emphasizes teamwork, a high degree of flexibility, dedication to the client and alignment with client goals. Under the leadership of our management, we have been able to grow our Company from 1,400 employees as of December 31, 2012, the year we commenced servicing new economy clients, to 13,308 employees as of June 30, 2021.

Our growth strategy

Leverage network effects to expand client coverage and service offerings globally

Our growth strategy is to create a significant network in each of our markets so that we can gain local insights, on-the-ground capabilities and operational experience to expand our client coverage and digital offerings. We intend to achieve this through (i) deepening our relationships with our existing clients, (ii) growing our client base and (iii) extending and “future-proofing” our omnichannel capabilities. We expect the learning and insights from each client will enable us to deepen our expertise in key verticals and further expand our capabilities across service offerings, industries and regions, thereby creating network effects. As we scale and grow our expertise, we expect to penetrate more markets as the impact from our network effects increase.

Deepening our relationships with our existing clients

Our relationships with our new economy clients offer significant opportunities for growth. As we demonstrate the value that we provide, we are frequently able to expand the scale and scope of our services in a variety of ways and grow our wallet share. With our new economy clients’ strong business model scalability, we are well-positioned to ride their growth. We also find opportunities to cross-sell different types of digital offerings and use data analytics to provide integrated insight-driven strategies to help clients improve their business outcomes. In the past, clients who have engaged us for our services have been willing to turn over additional and more critical processes to us as we demonstrate our capabilities over time. As we become more intricately knowledgeable of our clients’ businesses and processes, we find opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn encourages client “stickiness” and is a factor that discourages our clients from turning to other providers.

Growing our client base

We seek to develop long-term client relationships with new clients, especially with clients who (i) require similarly complex services as our existing clients, (ii) provide opportunities for us to deliver a wider range of capabilities and meaningful impact to their businesses, and (iii) facilitate robust pipeline development and a strong win-rate of new top-tier clients. We use a multifaceted, technology driven strategy to attract new economy clients.

Extending and “future-proofing” our omnichannel capabilities

We seek to improve our capabilities through continued investments in digital technology and use of third-party technology. We strive to grow our capabilities in future technologies and channels and to continuously evolve with new technology offerings, such as Internet of Things, or IoT, products, wearables and apps, among other areas.

Enhance our human capital and reinforce our distinct corporate culture

Our people are critical to our success. Our ability to grow will depend on our ability to continue to attract, train, and retain large numbers of talented individuals. We continue to focus on maintaining a work environment that would make TDCX an “employer of choice.” We intend to achieve this through various initiatives, including:

•	working with new economy digital disruptor clients that are the companies of the future;

•	utilizing innovative recruiting techniques that will appeal to potential employees including young talent;

•	providing training and development throughout the tenure of an employee’s career, such that our employees remain educated and agile to meet our clients’ evolving requirements;

•	providing compensation with appropriate incentives that rewards employee commitment, resulting in high standards of customer experience and support for our clients;

•	supporting our employees in work from home situations with the technology ecosystem that enables them to remain productive and connected to training opportunities;

•	fostering a healthy work environment where employees work hard but have fun; and

•	having office locations in areas that are accessible and appealing, with office interior designs that are contemporary, collaborative and inspiring.

We believe that maintaining a vibrant and distinctive culture is critical to growing our business.

Prudent expansion into new geographic markets

We have a wide footprint of delivery centers in a number of locations across Asia, Europe and Latin America to serve domestic, regional and global markets and we plan to expand our coverage. As of the date of this prospectus, we had offices in a total of ten geographies, including newly opened offices in Beijing in 2017; Barcelona in 2018; Cebu and Yokohama in 2019; Bogota, Hyderabad and Shanghai in 2020 and Bucharest in 2021. The expansion into new locations was driven by our strategy of growing to meet the needs of our existing clients, such as our clients expanding into new markets or seeking to replace their existing service providers. Since adding offices in these locations, we have also added new clients based in these countries, as well as internationally who have been attracted by our increased geographical capacities. We intend to continue to expand our footprint prudently, but rapidly, to ensure we can meet the evolving needs of our clients, including processes requiring multi-jurisdictional and multi-lingual capabilities, and better position ourselves to win new engagements from our existing clients and attract new clients.

In addition to expansion in recently entered markets, we have identified Korea and other Chinese regional markets where we do not currently operate as potential new markets for entry. In 2020, we established a new office in Hyderabad, India as an entry point to the Indian market and to serve as our hub for digital innovation and the global English market, established an office in Bogota, Colombia as an initial office marking our entrance into the Latin America market, and grew our China presence by establishing an office in Shanghai. We established an office in Romania in 2021 to address other opportunities, and we expect it to begin operations in the second half of 2021. We also intend to open an office in the Republic of Korea by 2022.

Key location criteria for setting up new offices include (i) the ability to tap a wide talent pool that has the desired skills to better cater to client requirements, (ii) minimal time zone difference with, and proximity to, existing and potential clients, and (iii) cost competitiveness.

Maintain operational efficiencies through streamlined operations

We strive to be a productive and efficient operator. For example, we utilize digital recruiting techniques, such as our Flash Hire platform, to minimize recruiting costs and improve candidate selection accuracy. We are also adept at educating and developing our employees, through our Flash Learn platform of online courses and learning opportunities, which is a fast and flexible way to train our workforce across multiple geographies. Our innovative digital operating platform, Flash, which we had implemented prior to the COVID-19 pandemic, has enabled us to continue to implement our growth strategy in new markets despite social distancing restrictions on in-person meetings and training sessions. We have business excellence teams that review our standard operating procedures, design customer interaction playbooks and gather and implement best practices across the organization. Larger campaigns also have campaign-specific materials developed to meet specific client needs. In addition, insights gained through our data analytics capabilities also help us optimize staffing levels, track key performance indicators and employee engagement, and enhance workforce management to realize operational efficiencies. As we grow in scale, we intend to further centralize our procurement processes for our infrastructure, technology, telecommunication equipment and professional services in order to lower costs and streamline supplier relationships.

Prudent strategic acquisitions and opportunistic partnerships

We plan to continue to expand our capabilities globally as well as across industry verticals and service offerings. While we expect this will primarily occur through organic growth, from time to time, we expect to selectively evaluate strategic partnerships, alliances and acquisitions to develop or acquire:

•	new clients within our existing client verticals, with minimal overlap with existing clients;

•

new client verticals with high growth potential, such as industries where demand exceeds our ability to scale our business organically and other industries such as in financial technology, digital marketing and gaming;

•	new language capabilities to enter into new, large and diverse markets such as Europe and Latin America; and

•	new operational capabilities which can improve our efficiencies and complement our existing offerings, including the ability to introduce new offerings.

We believe that our strong balance sheet combined with our ability to grow our business and generate cash flows gives us a strong foundation for focused investments and further business expansion.

The chart below sets out our corporate structure as of the date of this prospectus.

(1)	Effective ownership (voting powers).
(2)	Dormant entity.

Risks Related to Our Business and Industry

Below are certain risks associated with our business and industry. These risks are described in the section titled “Risk Factors”. These risks include the following:

•

Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations;

•	Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business;

•	We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability;

•	Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns;

•	Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results;

•	Our success depends on the continued service of our Founder and certain of our key employees and management;

•	We may fail to attract and retain enough highly trained employees to support our operations;

•	A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region;

•	Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them;

•

Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate;

•	Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business;

•

We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill;

•	We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability;

•

If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements;

•	We are subject to risks associated with operating in the rapidly evolving new economy sectors;

•	We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate; and

•

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

Corporate Information

We were incorporated in the Cayman Islands on April 16, 2020 as TDCX Capital Pte Ltd and subsequently changed our name to TDCX Inc. on January 29, 2021. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004. Our telephone number at this location is +65 6309 1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Implications of Being a “Controlled Company”

Upon the completion of this offering, Mr. Laurent Junique, our Founder, Executive Chairman and Chief Executive Officer, will be the beneficial owner of an aggregate of 166,000 Class A ordinary shares and 123,500,000 Class B ordinary shares, which will represent 86.6% of the then total issued and outstanding ordinary shares and 98.5% of the total voting power of our outstanding ordinary shares (or 84.8% of the then total issued and outstanding ordinary shares and 98.2% of the total voting power of our issued and outstanding ordinary shares if the underwriters exercise their option to purchase additional ADSs in full). As a result, we will remain a “controlled company” within the meaning of the NYSE listing rules and therefore we are eligible for, and, in the event we no longer qualify as a foreign private issuer, we intend to rely on, certain exemptions from the corporate governance listing requirements of the NYSE.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to provide only two years of selected financial information (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

•

an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included three years of selected financial data in this prospectus in reliance on the first exemption described above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not required to be independent directors, our audit committee is not required to have a minimum of three members, and neither our compensation committee nor our nominating and corporate governance committee is required to be comprised entirely of independent directors.

The Offering

Offering price	US$18.00 per ADS.

ADSs offered by us	19,358,957 ADSs (or 22,262,800 ADSs if the underwriters exercise the over-allotment option in full).

ADSs outstanding immediately after this offering	19,358,957 ADSs (or 22,262,800 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares issued and outstanding immediately after this offering (includes Class A ordinary shares represented by ADSs)	142,858,957 ordinary shares (or 145,762,800 ordinary shares if the underwriters exercise the over-allotment option in full), comprising 19,358,957 Class A ordinary shares (or 22,262,800 Class A ordinary shares if the underwriters exercise the over-allotment option in full) and 123,500,000 Class B ordinary shares.

Class B ordinary shares issued and outstanding immediately represent 86.4% of our total issued and outstanding ordinary shares and 98.5% of the then total voting power (or 84.7% of our total issued and outstanding ordinary shares and 98.2% of the then total voting power if the underwriters exercise the over-allotment option in full).

The ADSs	Each ADS represents one Class A ordinary share.

The depositary or its nominee will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares in accordance with the terms of the deposit agreement. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. Each of our Class B ordinary shares is convertible into one Class A ordinary share at any time and will convert automatically upon the earlier of (i) the date that is 15 years from the date of effectiveness of the registration statement of which this prospectus forms a part or (ii) nine months after the death or permanent disability of Mr. Junique. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Over-allotment option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,903,843 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of proceeds	We expect that we will receive net proceeds from this offering of approximately US$321.8 million or approximately US$370.4 million million if the underwriters exercise their option to purchase 2,903,843 additional ADSs from us in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows: to repay the total outstanding principal amount of US$188.0 million and accrued and unpaid interest and premium, if any, under the Credit Suisse Facility, and the remainder to enable us to expand our business into new markets, which would include costs for premises, technology and systems and other infrastructure as well as for hiring of personnel and other expansion related expenses, and for general corporate purposes, including working capital needs and potential acquisitions.

Conflict of Interest	Because an affiliate of Credit Suisse Securities (USA) LLC, which is an underwriter in this offering, is the lender under the Credit Suisse

Facility and will receive 5% or more of the net proceeds from this offering due to the repayment of the Credit Suisse Facility, Credit Suisse Securities (USA) LLC is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Therefore, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of ‘‘due diligence’’ with respect to, this prospectus and the registration statement of which this prospectus forms a part. Goldman Sachs & Co. LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have agreed to indemnify Goldman Sachs & Co. LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. See “Use of Proceeds” and “Underwriting—Conflict of Interest.”

Dividend policy	We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. See “Dividends and Dividend Policy” for more information.

Lock-up	We and each of our directors, executive officers and Principal Shareholder have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting—Conflict of Interest.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Payment and settlement	The ADSs are expected to be delivered against payment on or around October 5, 2021. The ADSs will be deposited with a custodian as agent of the depositary in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by JPMorgan Chase Bank, N.A. and its direct and indirect participants.

Listing	Our ADSs have been approved for listing on the NYSE.

Proposed trading symbol	“TDCX”

Depositary	JPMorgan Chase Bank, N.A.

Except as otherwise indicated, all information in this prospectus assumes:

•	the adoption and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of the over-allotment option to purchase up to an additional 2,903,843 ADSs representing Class A ordinary shares from us.

Summary Consolidated Financial and Other Data

The following summary consolidated financial data as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary financial data as of December 31, 2018 is derived from audited financial statements not included herein. The consolidated financial data as of June 30, 2021 and for the six months ended June 30, 2020 and 2021 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The summary financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

Summary Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2021		2020	2020		2019	2018
	US$	S$	S$	US$	S$	S$	S$
	(in thousands except per share amounts)
Revenue	187,174	251,637	209,280	323,358	434,723	330,265	181,233
Employee benefits expense	(115,610)	(155,426)	(126,167)	(191,896)	(257,985)	(189,912)	(109,373)
Depreciation expense	(14,757)	(19,839)	(15,633)	(24,595)	(33,065)	(24,599)	(12,908)
Rental and maintenance expense	(4,223)	(5,677)	(5,856)	(7,887)	(10,603)	(9,220)	(2,623)
Recruitment expense	(3,358)	(4,515)	(3,942)	(5,954)	(8,005)	(6,680)	(3,792)
Transport and travelling expense	(396)	(533)	(670)	(1,119)	(1,504)	(2,083)	(1,358)
Telecommunication and technology expense	(2,916)	(3,920)	(3,013)	(4,690)	(6,305)	(4,522)	(2,385)
Interest expense	(2,787)	(3,747)	(1,496)	(2,275)	(3,058)	(2,893)	(1,128)
Other operating expense	(4,569)	(6,144)	(9,052)	(11,779)	(15,836)	(10,478)	(6,872)
Gain on disposal of a subsidiary	—	—	731	544	731	—	—
Share of profit from an associate	32	43	—	146	196	—	—
Interest income	129	174	245	443	594	465	268
Other operating income	2,041	2,744	3,866	5,590	7,514	717	546

Profit before income tax	40,760	54,797	48,293	79,885	107,397	81,060	41,608
Income tax expenses	(7,464)	(10,034)	(9,769)	(15,846)	(21,303)	(7,524)	(3,520)

Profit for the period/year	33,296	44,763	38,524	64,039	86,094	73,536	38,088
Other comprehensive income (loss)(1)	(858)	(1,153)	1,344	398	536	840	(71)

Total comprehensive income for the period/year	32,438	43,610	39,868	64,437	86,630	74,376	38,017

Basic and diluted earnings per share (in US$ or S$)	0.27	0.36	0.31	0.52	0.70	0.60	0.31

Pro forma basic and diluted earnings per share(2) (in US$ or S$)	0.23	0.31	—	—	—	—	—

Notes:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.
(2)

Unaudited basic and diluted pro forma net income (loss) per share data assumes that an additional 11,238,703 of our shares were issued and outstanding for the six months period ended June 30, 2021, which represents the number of shares of common stock that we expect to be issued to fund the debt repayment with the net proceeds of this offering as described in “Use of Proceeds.” The number of shares of common stock that we expect to be issued to fund the debt repayment was calculated in accordance with Staff Accounting Bulletin Topic 3.A. by dividing US$188.1 million, which is the estimated cost to repay indebtedness with the proceeds of this offering as described in “Use of Proceeds,” by US$16.74 per share, the initial public offering price less underwriting discounts and commissions.

Summary Consolidated Statement of Financial Position

	As of June 30,		As of December 31,
	2021		2020		2019	2018
	US$	S$	US$	S$	S$	S$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	60,370	81,162	44,486	59,807	35,920	23,973
Fixed deposits	5,655	7,602	5,748	7,727	837	—
Trade receivables	34,816	46,806	27,461	36,919	55,278	27,605
Contract assets	37,858	50,897	34,842	46,842	26,523	18,605
Other receivables	8,985	12,080	9,117	12,257	9,210	5,392
Tax recoverable	—	—	—	—	—	350

Total current assets	147,684	198,547	121,654	163,552	127,768	75,925

Non-current assets
Pledged deposits	1,766	2,374	1,768	2,377	2,110	2,096
Other receivables	3,389	4,558	4,369	5,874	3,708	2,931
Plant and equipment	35,344	47,516	30,185	40,581	40,730	24,911
Right-of-use assets	21,024	28,265	21,736	29,221	22,840	18,586
Loan to an associate	—	—	—	—	784	—
Deferred tax assets	1,810	2,433	1,175	1,580	1,197	329
Investment in an associate	193	260	170	229	33	33

Total non-current assets	63,526	85,406	59,403	79,862	71,402	48,886

Total assets	211,210	283,953	181,057	243,414	199,170	124,811

LIABILITIES AND (CAPITAL DEFICIENCY)/ NET EQUITY
Current liabilities
Other payables	28,111	37,794	27,671	37,200	26,926	15,870
Amount due to founder	—	—	—	—	—	10,469
Bank loans	18,703	25,144	17,978	24,170	34,421	6,374
Lease liabilities	10,512	14,132	10,907	14,664	10,963	7,634
Provision for reinstatement cost	2,767	3,720	336	452	—	—
Income tax payable	9,209	12,381	9,861	13,257	6,956	3,229

Total current liabilities	69,302	93,171	66,753	89,743	79,266	43,575

Non-current liabilities
Bank loans	196,303	263,910	12,002	16,136	—	24,174
Lease liabilities	12,822	17,238	13,257	17,823	14,498	12,495
Provision for reinstatement cost	3,374	4,536	4,178	5,617	4,955	1,817
Defined benefit obligation	1,282	1,723	1,067	1,435	769	315
Deferred tax liabilities	105	141	96	129	236	365

Total non-current liabilities	213,886	287,548	30,600	41,140	20,458	39,167

Capital, reserves and non-controlling interest
Share capital	12	16	*	*	*	*
Reserves	(203,616)	(273,741)	(14,760)	(19,843)	(20,650)	(21,604)
Retained earnings	131,756	177,133	98,462	132,371	120,094	63,673

(Deficit)/Equity attributable to owners of the Group	(71,848)	(96,592)	83,702	112,528	99,444	42,069
Non-controlling interests	(130)	(174)	2	3	2	1

(Capital deficiency)/ Net equity	(71,978)	(96,766)	83,704	112,531	99,446	42,070

Total liabilities and (capital deficiency)/ net equity	211,210	283,953	181,057	243,414	199,170	124,811

*	Amount is less than S$1,000

Summary Consolidated Statement of Cash Flows

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2021		2020	2020		2019	2018
	US$	S$	S$	US$	S$	S$	S$
							(Restated)
	(in thousands)
Net cash from operating activities	39,798	53,505	83,944	97,057	130,484	76,044	37,320
Net cash used in investing activities	(11,906)	(16,006)	(7,228)	(17,615)	(23,682)	(27,627)	(20,863)
Net cash used in financing activities	(11,559)	(15,540)	(1,962)	(61,941)	(83,274)	(36,655)	(10,680)

Net increase in cash and cash equivalents	16,333	21,959	74,754	17,501	23,528	11,762	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	(449)	(604)	736	267	359	185	(71)
Cash and cash equivalents at the beginning of the period/year	44,486	59,807	35,920	26,718	35,920	23,973	18,267

Cash and cash equivalents at the end of the period/year	60,370	81,162	111,410	44,486	59,807	35,920	23,973

Other Financial and Operating Data

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Revenue (S$ thousands)	251,637	209,280	434,723	330,265	181,233
Profit for the period (S$ thousands)	44,763	38,524	86,094	73,536	38,088
EBITDA (S$ thousands)(1)	78,209	65,177	142,926	108,087	55,376
Net profit margin (%)	17.8	18.4	19.8	22.2	21.0
EBITDA margin (%)(1)	31.1	31.1	32.9	32.7	30.6
Number of clients(2)	43	41	38	38	36
Number of agents(2)	10,020	7,473	9,128	7,213	4,608
Revenue per agent (S$ thousands)(3)	28	27	54	54	49
Debt (bank loans) (S$ thousands)	289,054	40,113	40,306	34,421	30,548
Debt/EBITDA Ratio(1)	N/A	N/A	0.3	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year/period before interest expense, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational

Metrics—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA, EBITDA margin and Debt/EBITDA Ratio as financial measures.

The following table presents a reconciliation of EBITDA to profit for the period and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	Margin	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	323,358	434,723	—	330,265	—	181,233	—
Profit for the year and net profit margin	64,039	86,094	19.8%	73,536	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,595	33,065	7.6%	24,599	7.4%	12,908	7.1%
Income tax expenses	15,846	21,303	4.9%	7,524	2.3%	3,520	2.0%
Interest expense	2,275	3,058	0.7%	2,893	0.9%	1,128	0.6%
Interest income	(442)	(594)	(0.1%)	(465)	(0.1%)	(268)	(0.1%)

EBITDA and EBITDA margin	106,313	142,926	32.9%	108,087	32.7%	55,376	30.6%

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	187,174	251,637	—	209,280	—
Profit for the period and net profit margin	33,296	44,763	17.8%	38,524	18.4%
Adjustments:
Depreciation expense	14,757	19,839	7.9%	15,633	7.5%
Income tax expenses	7,464	10,034	4.0%	9,769	4.7%
Interest expense	2,787	3,747	1.5%	1,496	0.7%
Interest income	(129)	(174)	(0.1%)	(245)	(0.1%)

EBITDA and EBITDA margin	58,175	78,209	31.1%	65,177	31.1%

(2)	The number of clients and number of agents are calculated as of December 31 of the year indicated or as of June 30 of the period indicated.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.”

RISK FACTORS

This offering and an investment in the ADSs involve a significant degree of risk. Prospective investors should carefully consider the risks described below, together with the financial and other information contained in this Prospectus before deciding to purchase the ADSs. There may be additional risks not presently known to us or that we currently believe to be immaterial, which could turn out to be material. Our business, financial condition and results of operations could be adversely affected by any of these risks, should they occur, and turn out to be material. If any of the following risks actually occurs, our business, financial condition and results of operations could be adversely affected and, as a result, the trading price of our Shares could decline and you could lose all or part of your investment in the ADSs.

This Prospectus also contains forward-looking statements which involve risks and uncertainties. Our actual results of operations could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including the risks described below and those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus. See the section entitled “Special Note Regarding Forward-Looking Statements” of this Prospectus.

Before deciding to invest in the ADSs, prospective investors should seek professional advice from their advisors about their particular circumstances.

Risks Related to Our Business and Industry

Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the business relationships we have developed with our largest clients, including our ability to retain our clients. In the past we have derived and, as of the date of this prospectus, we believe that we will continue to derive, a significant portion of our revenue from our two largest clients, Facebook and Airbnb. On a combined basis these two clients accounted for a total of 52.0%, 65.9%, 60.4%, 62.3% and 62.3% of our revenue for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. Our top five clients for each of 2018, 2019 and 2020, on a consolidated basis, accounted for a total of 83.4%, 88.9% and 83.8% of our total revenues in the years ended December 31, 2018, 2019 and 2020, respectively. Our top five clients for each of the six months ended June 30, 2020 and 2021, on a consolidated basis, accounted for a total of 87.0% and 84.6% of our total revenues in the six months ended June 30, 2020 and 2021, respectively.

In addition, there can be no assurance that the volume of work to be performed by us for our largest clients will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive service provider for our clients generally. Furthermore, one of the key services we provide to one of our largest clients is content monitoring and moderation, which has become a growth business for us. There can be no assurance that current trends related to content monitoring and moderation will not reverse. A number of factors other than the price and quality of the services we provide, such as a change in the financial profile of a client, change of leadership or strategy within a client’s senior management, or a corporate reorganization, merger or other acquisition involving a client, could result in the loss or reduction of business from any of our clients, including our largest clients, and we cannot predict the timing or occurrence of any such event. The loss of revenue from our largest clients may have an adverse effect on our business, financial condition and results of operations.

Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business.

We are a high-growth digital customer experience solutions provider for technology disruptors and other blue-chip companies and provide omnichannel CX solutions, sales and digital marketing services, content monitoring and moderation services and other services. The execution of our business strategy is critical in order for our overall business to achieve economies of scale and increase our profitability.

Our business strategy involves hiring, training and retaining skilled personnel, developing or acquiring technology solutions that we incorporate in our services and maintaining and growing a globally oriented expertise in the industries that comprise the new economy. Our business strategy may strain our existing management resources, operational, financial and management information systems and IT solutions to the point that they may no longer be adequate to support our operations, requiring us to incur significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, or at all.

Our success in implementing our business strategy and global, growth-oriented business model may be adversely affected by other factors within and outside of our control, including the following:

•	size, timing and profitability of significant campaigns or engagements with current or new clients;

•	changes in the volume of work we receive on a full-time equivalent basis from campaigns;

•	the inability to accurately predict and in a timely manner fulfill FTE requirements on our campaigns;

•	changes in global business services demand due to any reason, including changes in laws, regulations or perceptions of outsourcing operations to offshore service providers;

•	the inability to continually improve or adapt to rapid technology changes;

•	adverse changes to our cost structure;

•	our inability to operate and manage a larger operation as we grow our market share and enter into international markets;

•	existing or potential clients’ decisions to stay with existing service providers or move services we provide in-house;

•	the inability to win new campaigns through competitive bidding processes;

•	the inability to attract qualified employees;

•	the inability to manage foreign exchange fluctuations;

•	operational, financial and legal challenges (including compliance with foreign laws);

•	costs associated with entering new and unfamiliar geographies or commencing significant new campaigns for our current and future clients; and

•	negative press and reputational risks that adversely affect our brand, including similar risks to our industry.

Our failure to successfully execute our business strategy and global, growth-oriented business model could also adversely affect our future operating performance and cash flow, which in turn could restrict our ability to source high quality human capital and talent, innovate new tools and services offerings, make our operations more efficient and grow our business. We cannot assure you that we will be able to successfully execute our growth strategy or implement our planned business strategy and failure to do so could have an adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.

Our industry is very competitive. We primarily compete on the basis of the quality of the services we provide and expertise in tailored services for our clients. We believe that the other principal competitive factors in the markets in which we operate are price, value proposition to clients, breadth of geographical reach and industry expertise. We primarily face competition from other customer experience business services providers as well as firms specializing in customer relationship management consulting, customer engagement solution providers and in-house customer engagement operations. We typically are not an exclusive service provider for our clients as they usually prefer to engage more than one provider in each customer region to reduce their provider concentration risk. See “Business—Competition.”

According to Frost & Sullivan, the growing impetus for modernizing the customer experience to maintain competitive differentiation, rising usage for non-voice channels in addition to other channels of communication, and building of efficient customer experience centers through the use of machine learning and artificial intelligence technologies are driving the demand for outsourced customer experience, or CX, services in the new economy industry. This trend may result in new and different competitors entering our markets. These competitors may include entrants from the telecommunications, IT, software and data networking industries or entrants in geographical locations with lower costs than those in which we operate.

Some of these competitors have and in the future may continue to have greater financial, human and other resources, longer operating histories in particular regions, greater geographical reach, greater technological expertise and more established relationships with particular clients and prospective clients. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer and client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among business services competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients.

We also may face competition from our clients if they decide to bring the services we provide in-house or consolidate the number of vendors they use for the services we provide. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition and results of operations.

Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns.

Our profit margin, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services without corresponding cost reductions, our profitability will suffer. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes to on-board new employees on any new or current campaigns, the volume of work for new clients or new campaigns with current clients, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts and general economic conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency and productivity. As we increase the number of our employees and locations at which we operate and execute our global growth strategy, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there can be no assurance that our business will grow at the rate that we anticipate or that we will be successful in growing our business in new geographies and markets that we enter, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues.

Our agreements with our clients are typically for one to three year terms and many of our agreements have automatic renewal terms or renewal terms to be entered into at the election of our clients. Accordingly, we may be bound by pricing and other established terms during the renewal periods and so we may not be able to revise pricing or other terms to take account for market conditions, including changes in labor costs.

We may be unable to reduce our capacity if demand for our services decreases or if we overestimate the future demand for our current clients. In the case where demand for our services decreases, we may have lower capacity utilization rates until we can decrease our labor capacity to meet any such decrease in demand.

Any failure by us to maintain our pricing, control or adjust costs to the level of activity or adjust the pricing and terms of our client agreements to market conditions could adversely affect our business, financial condition and results of operations.

Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.

Contagious diseases have spread throughout the world, including in certain parts of Asia where the majority of our operations are located. Most recently, the global outbreak of the COVID-19 pandemic has created significant volatility and uncertainty and economic disruption. The COVID-19 pandemic is ongoing with new variants believed to be spreading across the world, and has caused adverse effects on our and our clients’ operations during 2020 and 2021. For example, as each jurisdiction in which we operate imposed social distancing measures and we were required to either partially or completely reduce physical headcount in our offices, we implemented a work from home strategy in order to comply with such measures. In many cases, this involved a certain period of transition while we worked with our employees to ensure adequate work from home working conditions, which resulted in temporary periods of lower productivity, and additional costs incurred as we worked to ensure that our employees have adequate equipment and systems to support their work from home arrangements. Work from home arrangements also present other issues, such as potential cybersecurity risks and there can be no assurance that the systems we have in place will be effective at preventing cybersecurity threats or that we and our clients would agree on an acceptable work from home arrangement or that we would be able to comply with the conditions of any agreed upon work from home plan. There can also be no assurance that we will be able to meet all local guidelines as we transition personnel back to the office and as local social distancing rules and regulations change in the jurisdictions in which we operate. Additionally, our delivery centers typically seat hundreds of employees in one location. An outbreak of COVID-19 or similar contagious infection in one or more markets in which we do business may result in disruptions or restrictions on our ability to continue operations without interruption, such as significant worker absenteeism, lower seat utilization rates, lower productivity, as well as temporary closures of our delivery centers or the facilities of our clients, which could adversely affect our ability to deliver our services. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine, and in the future, coverage for any vaccine. The spread or resurgence of COVID-19 in any country where we have operations could impair our day-to-day service delivery from our affected offices and client campaigns and result in, among other things, losses of revenue and cause us to fail to meet certain KPIs in our client contracts.

In addition, the effects of COVID-19 have adversely affected certain of our clients’ businesses, particularly our clients in or exposed to travel and hospitality industries. This effect on our clients’ businesses has, in turn, resulted in decreased demand for our services from our clients in those affected industries, including some of our largest clients on whom we are significantly dependent. In response to this decreased demand, we have reduced the number of employees dedicated to these campaigns and either re-allocated them to other campaigns or, if necessary, terminated their employment with us. There can be no assurance that our clients will not decide to further reduce their demand for our services due to COVID-19-related effects on their business and that we will not have to reduce headcount in response. Furthermore, our results of operations have been materially adversely impacted as a result of COVID-19 and there can be no assurance that we would not be materially and adversely impacted in the future from the effects of COVID-19 or another pandemic, including from any loss of business, if any of our clients face significant business disruptions or demand for our clients’ services falls as a result of COVID-19 (or any disease outbreak that results in a health pandemic). As our agreements typically have payment terms of 30 to 90 days, any change in our clients’ cash flows that restrict their ability to make payments for services we have rendered may adversely affect our cash flows and results of operations. Our clients have delayed, and may in the future delay, planned engagements or choose to terminate existing agreements prior to the end of any term for convenience or decide not to renew their agreements with us.

Finally, COVID-19 or any other pandemic may result in difficulty accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, or deterioration in credit and financing conditions which could adversely affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis or at all.

Any outbreak of a contagious disease in Asia or elsewhere (including the recent COVID-19 coronavirus or other diseases in the future), or fear or public perception of an outbreak, could have a negative impact on the economy and business activity in the markets in which we and/or our clients operate, thereby adversely impacting our operations and business. Any outbreak of disease or prolonged epidemic in the geographies in which we or our clients operate could severely disrupt our business operations and have an adverse effect on our business, financial condition and results of operations. See “Business—COVID-19 Risk Mitigation and Continuity of Operations.”

Our success depends on the continued service of our Founder and certain of our key employees and management.

Our operational business model is focused on the empowerment of our country directors and our success (including maintaining our corporate culture) depends on the continued service and performance of our country directors as well as our executive officers and other key personnel. There is competition for experienced senior management and personnel with expertise in our industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience.

Furthermore, our Founder also serves as our Executive Chairman and Chief Executive Officer and his involvement in our Company is essential to the success of our Company. Our Founder plays a central role in the development and implementation of our business strategies and initiatives. At the time of this prospectus, we have not procured any “key person” insurance policy which covers our Founder.

Any decrease in the involvement of our Founder in our business or loss of key members of our personnel, particularly to competitors, could have an adverse effect on our business, financial condition and results of operations.

We may fail to attract and retain enough highly trained employees to support our operations.

The outsourced business support services industry relies on large numbers of highly trained employees at delivery centers. The demand for talent is even more important for business services companies, such as our Company, that provide complex and high-value services, including content moderation and digital services support. Therefore, our success depends to a significant extent on our ability to attract, hire, train and retain talented and skilled employees. Our industry is prone to high employee attrition, which requires us to continuously hire and train new employees. According to Frost & Sullivan, our industry has had an average annual attrition rate of 30% to 34% in the Asia Pacific region. There is significant competition for trained employees with the skills necessary to perform the services we offer to our clients, including employees that are proficient in certain high-demand languages. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate, there may be a limited number of highly trained employees for a number of reasons, including government-imposed regulations and policies related to expatriate and foreign permitting that could limit the number and availability of foreign workers in certain jurisdictions. We often rely on expatriate employees to fill roles that cannot be performed by locally-hired agents due to combination of specialized skillset, native languages and cultural skills. If qualified personnel cannot immigrate to or obtain work visas in a country where we require their services, we may have difficulty hiring the requisite number of local workers with the requisite skills for our campaigns, or we may exceed our budgets in order to do so. In particular, in Thailand, our subsidiary, Teledirect Telecommerce (Thailand) Limited, has been granted certain privileges by the Board of Investment of Thailand, or the BOI, which are comprised of incentives for business development in Thailand and includes, among other things, certain exceptions allowing us to hire foreign technicians and experts to work on promoted projects and the ability to secure visas for foreign employees with a faster approval time than is otherwise available for non-promoted businesses in Thailand. However, these privileges are subject to a number of conditions (as amended from time to time) including the requirement to have no later than August 23, 2021, which was later extended to August 23, 2022 as approved by the BOI, and maintain through the promotion period, a ratio of domestic to foreign employee of at least three to one. As of June 30, 2021, our ratio of domestic to foreign employees in Thailand was approximately 2.8 to 1. Although we are actively managing our headcount in Thailand for compliance with the BOI’s domestic employee requirement, there can be no assurance that we will reach the requisite ratio by the current deadline, in which case the BOI could revoke our privileges and incentives, which could cause our foreign employees to lose their employment visas, which could materially affect our operations in Thailand.

Increased competition for qualified personnel could also have an adverse effect on our business. Additionally, a significant increase in the attrition rate among trained employees could result in increased costs, disrupted revenue streams and decreased profit margins.

In addition, our ability to maintain and renew existing engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain skilled employees that enable us to keep pace with the growing demand for business services, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, hire, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our culture and our operations could have an adverse effect on our business, financial condition and results of operations.

A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.

For the year ended December 31, 2020 and the six months ended June 30, 2021, we derived 91.4% and 91.0%, respectively, of our revenue from our operations in countries located in Southeast Asia. We intend to continue to develop and expand our business and capacity in Asia with our current and potential clients. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	inconsistent regulations, licensing and legal requirements may increase our cost of operations among the countries in Southeast Asia in which we operate;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of inflation within Southeast Asia generally and/or within any specific country in which we operate in Southeast Asia;

•	governments may impose new or more burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•

economic downturns, political instability, civil disturbances, military conflict, terrorism and general security concerns in the countries that either we or our clients operate may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations related to personal data protection in the areas in which we operate that may incur compliance costs;

•	health epidemics (including the COVID-19 outbreak) may affect our operations and demand for our services; and

•	natural disasters like volcano and earthquakes may impact our operational sites severely.

Additionally, the laws in the countries we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries we operate.

Any of the foregoing risks may adversely affect our business, financial condition and results of operations.

Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them.

Our relationships with our clients are governed by master services agreements, or MSA, and a number of statements of work, or SOWs, which set out the details of our services we provide to our clients. Our current MSA with Facebook has a primary term of 12 months and automatic 12-month renewal periods thereafter (unless terminated by Facebook). On August 1, 2021, we entered into a new MSA with Airbnb for an initial term as well as two extension options (unless terminated by Airbnb). While our MSAs have traditionally been renewed and have not been terminated by our largest clients as of the date of this prospectus, there can be no assurance that our agreements with any of our clients, will be renewed upon their expiration on commercially favorable terms or at all or will not be terminated early pursuant to their respective terms.

A contract termination, non-renewal of a contract when it expires, or significant reduction in the use and number of services under our contracts with our key clients could result in a lower utilization rate, which would result in decreased operating margins and profitability. We may not be able to replace any key clients that elect to terminate, scale back, or not renew its contract with us, which would have an adverse effect on our business, financial condition and results of operations.

Our key clients may require us to accept contractual terms that are less favorable to us. For example, if our key clients require us to extend the payment periods beyond the current 30 to 90 day typical range, our working capital levels and overall financial position could be adversely affected, which may make it more difficult to finance our capital expenditures or increase our borrowing costs. In addition, our two largest clients require us to include staffing related restrictions. For example, if certain project team members, such as senior project managers and certain other employees with access to sensitive client information, leave the relevant client’s project, we must wait a certain period of time before we can staff that employee on a project for a different client in the same industry. These restrictions do not restrict our ability to transfer agents, who comprise the vast majority of our staff, among competing clients or otherwise restrict us from servicing or acquiring clients within the same industries as, or who are direct competitors to, our existing clients. In addition, we may from time to time enter into exclusivity arrangements with our clients which may prohibit us from working with identified competitors or with businesses operating in the same industries as our clients.

The anticipated strategic and financial benefits of our relationship with Airbnb may not be realized.

Pursuant to our arrangements with Airbnb, we are currently in the process of negotiating with Airbnb the potential issuance of warrants to acquire some of our ordinary shares. We expect, subject to negotiation and agreement on terms and conditions, that we would grant Airbnb a warrant on the basis that the warrant would result in a growth in revenues. In the event that we are unable to agree to the terms of such warrant and such warrant is not issued, it could negatively affect our business relationship with Airbnb, which could result in a reduced volumes of work and lower revenues, or at least, lower growth than we otherwise anticipated. In addition, even if such warrant is issued, achieving the anticipated benefit from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.

Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.

Our clients’ budgets for our services and reductions in client spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted our revenues, gross profits, operating margins and results of operations. Certain events outside of the control of our clients, such as regulatory and political developments, may occur and adversely affect our revenues, gross profits, operating margins and results of operations. These economic conditions can occur abruptly. For example, the recent COVID-19 outbreak has caused volatility and uncertainty in the global economy. COVID-19 has adversely impacted us and many of our clients, and the extent to which COVID-19 may continue to impact our financial condition or results of operations in the future is uncertain and will depend in part on its impact on our clients and prospective clients and their customers. See “—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses, which in turn may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For example, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. See also “—Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.”

Reduced or delayed spending by our clients may also lead to our clients cancelling ongoing projects with us, requesting pricing reductions or consolidating the service providers that they partner with. In the past, such events have adversely impacted our utilization rates, monthly revenue per FTE, the competitiveness of our proposals and our gross margins.

The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and our credit terms with them, leading to adverse impact on our cash flow and results of operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.

Employee benefits expenses were S$109.4 million, S$189.9 million, S$258.0 million, S$126.2 million and S$155.4 million in the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, representing 78.5%, 76.7%, 77.4%, 76.8% and 79.3% of our total operating expenses in each period, respectively.

Employee salaries and benefits expenses in all of the countries in which we operate have increased over recent years as a result of economic growth, increased demand for business services and increased competition for trained and talented employees and we cannot assure that they will not continue to rise. Our expenses may also increase if we implement employment compensation schemes, such as an employee stock option plan, to attract talent. Following the closing of the offering, we expect to award, subject to the approval of our board of directors, up to approximately 1,815,000 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP. For the purpose of preparing our financial statements, we expect that such share grants will be valued at the fair value of such awards at the date of such award. Accordingly, commencing in the fourth quarter of the year ended December 31, 2021, we expect to start incurring share-based payment expense with respect to such awards. For more information on our PSP, see “Management — Performance Share Plan.”

We attempt to control our costs as we grow our capacity in existing locations or enter into new geographies. We may need to increase salaries more significantly and rapidly than in previous periods as part of our efforts to remain competitive or meet the demand for our services, which may cause our labor costs to increase. In addition, depending on the state of the labor market for our employees at any given time, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our operating margins and adversely affect our profitability if our revenue remains stagnant or if we face price pressure from competition.

If we expand our operations into new geographies within which prospective employee pool have higher average wages and compensation expectations, our average or overall labor costs may increase which will reduce our margins and profitability, especially when we enter into new markets and seek to grow our business in new geographies where we have no track record.

Furthermore, most of the countries in which we operate have labor laws which protect the interests of workers, including statutorily mandated minimum wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. We are also required to provide employee retirement by law in certain countries, such as the Philippines and Thailand, where we have made provisions for such retirement plans in our financial statements. Certain jurisdictions, such as Thailand and Singapore, also have laws that restrict our ability to hire foreign workers by setting caps on the proportion of foreign workers in the workforce of the applicable jurisdictions. In Thailand, we have received certain incentives issued by the Board of Investment of Thailand. See “—We may fail to attract and retain enough highly trained employees to support our operations.”

These labor laws in one or more of the key jurisdictions in which we operate, including Singapore and the Philippines, may be modified in the future in a way that causes our costs to increase and any such changes may be detrimental to the business that we operate in such jurisdiction. The implementation or increase of additional labor laws in the countries we operate may reduce our profit margins and have an adverse effect on our business, financial condition and results of operations.

We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill.

From time to time we are, and in the future may continue to be, involved in disputes with various parties in the course of our business including clients, employees and ex-employees. Such disputes may involve various matters such as business disputes, employment matters and regulatory compliance.

In particular, from time to time, we have been the subject of complaints and claims made by our ex-employees in relation to, for instance, claims of unfair dismissal and disputes over employment contracts and terms. These disputes may lead to legal or other proceedings and may result in costs, negative publicity, and the diversion of resources and management’s attention regardless of the outcome. Any negative publicity arising from such disputes or complaints against our Company, whether founded or unfounded, may tarnish our reputation and goodwill and could cause our clients or future clients to not use our services.

In particular, the business practices of companies that offer content moderation and curation services have been subject to increasing scrutiny over their business practices and the treatment and wellbeing of the employees who work in these areas. Several other companies operating in other countries offering these services have been subject to lawsuits by their employees and ex-employees relating to allegations of post-traumatic stress disorder and related trauma. While we work diligently to ensure that our work practices and work culture support healthy employee well-being and we operate in countries with different legal regimes than other cases, there can be no assurances that we will not also be subject to similar legal actions. In addition, many of the services we provide our clients are complex, such as trust and safety verification and quality and compliance audits, we may face potential liability if we do not perform in accordance with the requirements of our agreements.

In addition, we may become involved in disputes, legal, regulatory, and other proceedings between our clients and third parties, such as our clients’ customers, in connection with the services that we provide. Some of our clients, and in particular our top clients, are larger than we are and may be more likely to become involved in such matters given the scale of their businesses. If we become involved in such matters, we may be required to expend significant resources, including our management’s time, and incur significant expenses in defending against such actions. There can be no assurance that an adverse judgment or decision against us will not be significant. Our clients do not indemnify us for these types of costs, and there can be no assurance that such costs will be covered, in whole or in part, by our insurance policies.

Negative publicity or announcements may also include, amongst others, our involvement in litigation or regulatory investigations, online complaints or negative reviews of our business (anonymous or otherwise), or unfavorable third-party research reports on us. We cannot assure you that attempts to resolve any outstanding disputes would not be protracted or that similar claims would not be asserted. If we were to fail to win these disputes, we may incur losses and face liabilities. Further, even if we were to win these disputes, we may incur costs in mounting our defense and loss of business.

Responding to disputes and/or negative publicity arising from any of the above circumstances, regardless of their ultimate outcomes and notwithstanding that they may be baseless, frivolous or vexatious, can divert the time and effort of our management from our business. Claims and complaints that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, may further result in negative publicity, lawsuits, or investigations by regulators. Any unfavorable decisions by regulators may result in regulatory sanctions against us and other person(s) responsible for the breach, including the imposition of fines and/or term of imprisonment, where applicable.

Further, we cannot assure you that the public perception of our business and our brands would not be materially affected in the event of such disputes or that we will be successful in defending such claims. Any negative impact on our reputation could materially and adversely affect our business, financial condition and results of operations.

We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability.

Many of our client contracts have significant fixed price elements. If we underestimate our project costs in tendering and bidding for a project from our clients, we may incur unanticipated costs that would reduce our profits or incur losses. Any failure by us to inaccurately evaluate our expected costs for a fixed-price contract may result in the decreased profitability of any such project and may have an adverse effect on our business, financial condition and results of operations. To address this risk, we try to incorporate pricing adjustments in our contracts in the event that there is a change in scope of work that can be activated under reasonable circumstances that are beyond assumptions made by us during our initial pricing (e.g., expanded work scope, foreign exchange volatility). There can be no assurance that such price adjustments will fully cover the actual costs to provide such services, which could have an adverse effect on our business, financial condition and results of operations.

If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to our end-customer based on certain key performance indicators, such as the time it takes for a customer experience matter to be closed out, customer satisfaction score and forecast accuracy. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ end-customers. Failure to consistently meet service requirements of such end-customers or errors made by our employees in the course of delivering services to such end-customers could disrupt our clients’ businesses and result in a reduction in revenue or a claim against us for damages. For example, our agreements generally stipulate standards of service that, if not met by us, would result in lower payments to us. A failure or inability to meet these requirements of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with operating in the rapidly evolving new economy sectors.

As a new economy business services provider dedicated to serving new economy participants internationally, we are subject to risks associated with the rapidly evolving nature of new economy sectors, including but not limited to the technology, consumer and retail, and hospitality sectors. Our future business, financial condition, and results of operations will largely depend on the development of the new economy sectors and their participants in the markets that we operate and target for future expansion.

According to Frost & Sullivan, as the outsourcing market in the traditional economy industry matures, service providers are now expanding their presence in the new economy high growth industries. New economy companies are investing in creating differentiated customer experiences and providing end-to-end customer engagement that can differentiate them from their competitors. However, there are significant uncertainties with respect to the growth and sustained profitability of new economy sectors in Asia and throughout the world, including changes in general economic conditions, market trends and regulatory environment. Most of these factors are beyond our control. For example, any adverse regulatory developments in new economy sectors in the countries in which we or our clients operate, such as new or more restrictive industry policies, could materially affect the results of operations and financial conditions of our clients participating in such industries, which may in turn reduce their demand for our services. As a result, our business, financial condition and results of operations could be adversely affected.

We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.

We are typically required to collect and store sensitive data in connection with our services, including account access credentials, credit and debit card numbers, bank account numbers, social security numbers, names and addresses and other types of sensitive business or personal information. In many cases, customer information is stored in our client’s proprietary systems to which our employees have user access. Although we have employed measures to protect against unauthorized access of such personal, confidential and proprietary information, as the complexity of information infrastructure continues to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims.

Under data protection and personal information laws, we are typically required to manage, utilize and store sensitive or confidential client and customer data in connection with the services we provide. In Singapore, under the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, we are also required to, among others, notify individuals of: the purposes for the collection, use or disclosure of their personal data prior to such collection, use or disclosure and obtain the consent of individuals for any collection, use or disclosure of their personal data. In the People’s Republic of China (the “PRC”), the PRC Personal Information Protection Law (the “PRC PIPL”), promulgated on August 20, 2021 and taking effect on November 1, 2021, requires us to notify and obtain consents prior to collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, under the European General Data Protection Regulation that took effect in May 2018, we must obtain consent and/or offer new controls to existing and new users in Europe before processing data for certain aspects of our service and are also subject to various regulations, including those that govern the storage and transfer of personal data.

Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations or future additional regulations. We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

We seek to implement measures to protect sensitive and confidential client and customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm.

We may also be subject to laws and regulations that restrict the flow of personal data across countries; such laws may constrain our activities and have an adverse impact on our business. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasing in complexity, change frequently and at times conflict among the various jurisdictions where we do business. For instance, recent legal developments in Europe have created complexity and uncertainty regarding overseas transfers of personal data outside of the European Economic Area. In addition, on July 10, 2021, the Cyberspace Administration of the PRC (the “CAC”), published a draft amendment to the Cybersecurity Review Measures (the “Draft Amendment”) for public comments. Pursuant to the Draft Amendment, if any critical information infrastructure operator possesses personal information of more than one million Chinese users, it needs to file with the CAC for a cybersecurity review prior to the listing of its securities in any foreign stock exchange. When the Draft Amendment will be enacted, whether this requirement will maintain in the final effective version, and to what extent, if at all, this requirement applies to us, is unclear. However, if the cybersecurity review requirement will apply to us, we cannot guarantee we will be able to obtain the approval or if there will be any other impact on our operation.

We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we process, transmit sensitive business information and personal information about our clients, their customers and other parties. We have certain responsibilities to card networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information.

We have been a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information. We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients, which we rely on, could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our employees who have access to client and customer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of client and customer data. Our clients are located in numerous jurisdictions around the world, and our clients may ask for broad undertaking from us pursuant to the privacy laws applicable to them and may decide not to do business with us if we do not agree to their privacy terms. Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ and customers’ information, lost revenue and reputational harm.

Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective clients from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws. If we were to be removed from networks’ lists of Payment Card Industry Data Security Standard (PCI DSS) compliant service providers, our existing clients or other third parties may cease using our services. Also, prospective clients may choose to terminate their relationship with us, or delay or choose not to consider us. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditure, potential opportunistic acquisitions and working capital requirements.

Our industry is characterized by high working capital requirements primarily relating to new investments in operating sites and employee resources to meet the requirements of our clients. We incur significant start-up costs related to investments in infrastructure to provide our services, including costs of establishing our delivery centers in accordance with our clients’ preferred specifications and hiring and training of employees, with such expenses being historically incurred before revenue is generated. There are also often additional start-up costs associated with entering new geographic markets, including expenses for establishing new operational centers as we grow our business and developing the infrastructure for engagements with clients in these new geographies.

We may, at some stage in the future, require funding for capital expenditures, potential opportunistic, strategic acquisitions or working capital. Our sources of additional funding, if required, may include the incurrence of debt or the issue of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows and we may be subject to additional covenants that could affect our business. Furthermore, in the event that we do decide to incur additional debt in the future, there can be no assurance that we will be successful in securing such additional financing on commercially reasonable terms, or at all. Any failure to obtain debt financing in the future could limit our ability to implement our growth strategy and could limit our ability to access cash flows from operations.

Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by any failure to grow or protect our brand.

We believe the “TDCX” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and contribute to our efforts in recruiting and retaining talented personnel.

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. There are trademark registrations in eleven jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, the European Union, the United Kingdom, Japan, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in three jurisdictions: Thailand, the United States and South Korea. There are also trademark registrations in the name of a subsidiary in China. While we believe that our prior brand, “Teledirect,” had a positive reputation, we created the “TDCX” brand to more clearly establish our brand identity in our industry. There is a risk that if we fail to establish or grow our brand or if negative information about us adversely affects our brand, even if false, our business could be adversely affected. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Any failure to grow our brand or damage to our reputation could also reduce the value and effectiveness of the “TDCX” brand name and/or reduce investor confidence in us, and have an adverse effect on our business, financial condition and results of operations.

We may seek to acquire companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could adversely affect our business, financial condition and results of operations.

While we have grown organically almost exclusively, we may in the future as part of our global growth strategy pursue acquisitions of complementary businesses in certain geographies or exposure to certain industries, and acquisitions of companies with technologies that we can incorporate into our tailored client solutions. These transactions could be material to our financial condition and results of operations. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our ability to implement our growth strategy. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations or our corporate culture and may not achieve the profitability we expect from such acquisitions. Even if we identify and pursue acquisitions, we may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities.

We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including regulatory or compliance issues that could exist for an acquired company or business and potential adverse effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expense in the future. Any such risks relating to future acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions, including, as of the date of this prospectus, certain tax concessions and benefits from such local jurisdictions. For example, our subsidiary in Malaysia was awarded Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitled the subsidiary to enjoy tax incentives under Malaysia’s Customized Incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have initiated discussions with relevant governmental agency authorities to renew such benefits on a retrospective basis. In the Philippines, we have benefited from an income tax holiday through our registration with the Philippine Economic Zone Authority, or PEZA. Our income tax holiday from PEZA will eventually expire, subject to a limited number of renewals and PEZA’s full discretion. There can be no assurances that our application to extend any of these tax benefit schemes will be approved on a timely basis or at all. Our business, results of operations and financial condition could be adversely affected if tax contingencies are resolved adversely or if we become subject to increased levels of taxation.

We are also subject to income taxes in numerous jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. Certain tax-related judgements or conclusions that we make are based on our interpretation or understanding of tax laws in the countries in which we operate. Therefore, there can be no assurance that we will not undergo tax assessments and/or audits and that such proceedings will not result in further payments for taxes and tax-related costs and expenses for previous tax years, our current tax year, or tax years in the future. We are also subject to periodic tax audits by the relevant authorities in the jurisdictions in which we operate and, as of the date of this prospectus, are subject to ongoing tax audits. As tax exposures can involve technical interpretations of issues, it may require an extended period to resolve tax disputes. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. The governments of foreign jurisdictions from which we deliver services may assert that we are not in compliance with the terms of any tax concession or benefit we currently receive or decide to change its laws with respect to such concessions and benefits.

Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would adversely affect our business, financial condition and results of operations.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services that we rely on from third parties that could have a material adverse effect on our business, financial condition, results of operations and prospects.

The outsourced business support services industry is subject to the periodic introduction of new technology, which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations and to apply these technological innovations to our business by incorporating them into our tailored solutions for our clients. See “Business—Information Technology and Management Information Systems.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current services may be less attractive to existing and potential clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. Certain emerging technologies, such as artificial intelligence, may be disruptive to our industry, and our ability to identify, predict the outcomes of and incorporate disruptive technologies is key to our sustained business success. We will also be required to provide adequately trained personnel to address the increasingly sophisticated and tech savvy clients whose needs are constantly evolving. Furthermore, if we obtain access to an emerging technology through an acquisition, there can be no assurance that we will be successful in integrating that technology into our operations or business. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from one quarter to the next due to client and service mix and other factors.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients due to seasonal trends, the business decisions of our clients regarding the use of our services, start-up costs as we begin new campaigns for current or new clients, delays or difficulties in expanding our operational facilities or opening new operational facilities, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing campaigns, currency fluctuations and general economic conditions. In addition, while our business generally is not seasonal, our results may fluctuate because our clients’ businesses are impacted by seasonal effects that affect their use of our services, such as high travel seasons for our clients in the travel and hospitality industries or the winter holiday shopping season for consumer electronics clients.

In addition, the demand cycle for our services, typically from three to nine months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing and success of new engagements with current or new clients. The demand cycle for a specific campaign depends on the campaign size, complexity and urgency of the client need. Also, we recognize revenue as and when the performance obligations set out in each campaign are satisfied and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure to meet our current or future clients’ specifications with respect to any engagement. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays. Any failure by us to predict and plan demand for our services for any of the foregoing reasons, including due to the effects of seasonality trends in the businesses of the clients, could adversely affect our business, financial condition and results of operations.

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. While we do not have collective bargaining arrangements in most of the current jurisdictions in which we operate, our global growth strategy may involve our entrance into geographies where unions and collective bargaining agreements are more prevalent. As of June 30, 2021, only our workforce in Spain was subject to a collective bargaining agreement, namely, the nationwide collective bargaining agreement for all employers and employees in the Spanish telemarketing industry. If labor negotiations are not successful in Spain or any other geography we may enter into, where we become subject to a collective bargaining agreement, or we otherwise fail to maintain good relations with employees in any jurisdiction in which we operate, we could suffer a strike, work stoppage or other form of labor disruption. Any of the foregoing could harm our reputation and adversely affect our business, financial condition and results of operations.

Our business operations are subject to various regulations and changes in these regulations or enforcement thereof, could require us to make additional expenditures, restrict our business operations or expose us to certain costs related to non-compliance with such regulations.

Any changes in the enforcement of, or enactment of additional, regulations or laws in the jurisdictions in which we operate may subject us to additional expenses related to compliance with such laws or regulations or otherwise affect our business and operations. For example, stricter enforcement of the Indian Companies Act between 2015 and 2017 resulted in many Indian companies, including a dormant subsidiary of ours that has since been dissolved, being removed from the register of companies for various forms of corporate inactivity, and the directors of those companies, including our Founder and our current Chief Financial Officer, being disqualified from holding directorships in Indian companies for periods of five years (until October 31, 2021). Although this particular example of regulatory enforcement change has not and is not expected to impact our operations, it serves as an example of unanticipated regulatory risks that we are exposed to. Furthermore, if we are deemed to have violated any regulation or law in a jurisdiction in which we operate and/or where a delivery center is located, then we may be subject to fines and other expenses related to non-compliance thereof. Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations in the various jurisdictions in which we operate, including consumer laws, as well as trade restrictions and sanctions, tariffs and labor relations. We are also subject to work permit, visa and immigration and other laws, regulations and requirements with respect to our employees in the countries in which we operate. We have in the past failed to comply with and may in the future fail to comply with such laws and regulations due to timing constraints and other reasons, which could subject us and our officers, directors and employees to liability and otherwise adversely impact our business. Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations. See also, “Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business” and “We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.”

Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.

The practice of outsourcing services to organizations operating in other countries is a topic of political discussion, including in the United States, which is our largest market in terms of location of our clients’ end-customers, as well as other regions in which we have clients or where their customers are located. For example, measures aimed at limiting or restricting outsourcing by U.S. companies may be put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the U.S. If any such measure is enacted, our ability to provide services to our clients could be impaired.

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client or customer data, particularly involving service providers in Asia. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing customer experience solutions providers like us due to negative perceptions that may be associated with us, our business model or our industry. Any slowdown or reversal of existing industry trends toward utilizing customer experience solutions providers would seriously harm our ability to compete effectively with competitors that provide the majority of their services from within the country in which our clients operate.

Our project start-up and implementation cycles require significant resource commitments.

From our initial business development engagement for a prospective project with either a new or existing client to our operational performance with respect to such a project, we are often required to invest significant capital, resources and time. Before committing to use our services for any specific new project, potential or current clients require us to expend substantial time and resources educating them as to the value proposition of our platform and assessing the feasibility of integrating our people, systems and processes with their operations. Our clients then evaluate our services before deciding whether to use them and, if they do decide to enter into an arrangement with us, we would then negotiate the requisite documentation, implement their specifications in our tailored solution (including establishing our delivery centers to our clients’ preferred specifications) and train our team leaders and other personnel that will be dedicated to the project. Therefore, our business prospecting and closure cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources), the timing of our clients’ budget cycles and approval processes and the fluidity of our clients’ requirements and specifications for a given engagement. For further information related to risks from competition, see “—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. The period in which we train the personnel that will be dedicated to any specific client project generally ranges from two weeks to over two months. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to enter into arrangements for our services with potential clients to which we have devoted significant time and resources, which could have an adverse effect on our business, financial condition and results of operations.

While managing our growth, we may have difficulty updating our internal operational and financial systems as well as our existing internal accounting, financial and cost control systems.

Since our founding in 1995, and particularly from 2012, we have experienced rapid growth and significantly expanded our operations in key regions and client industries, especially with our clients involved in innovative businesses engaged in the new economy. For years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, our number of agents was 4,608, 7,213, 9,128, 7,473 and 10,020, respectively. In the years ended December 31, 2018, 2019 and 2020 and in the six months ended June 30, 2020 and 2021, we generated revenue of S$181.2 million, S$330.3 million, S$434.7 million, S$209.3 million and S$251.6 million, respectively.

The rapid growth which we have experienced requires us to constantly monitor, evaluate and, if appropriate, reallocate our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees, including employees in middle-management positions such as team leader roles, and implement and improve operational systems, procedures and internal controls on a timely basis.

In addition, we need to update our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with the increasing demands of our business. Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls, which may also include controls implemented by our clients. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports.

If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any of the foregoing factors could adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel resources. Furthermore, prior to this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, 2019 and 2020, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified related to (i) inappropriate segregation on several control processes, which includes the review and approval of journal accounting entries; (ii) lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel; and (iii) insufficient financial reporting and accounting personnel with appropriate IFRS knowledge to prepare and review statement of cash flows relating to acquisition transaction in accordance with IFRS. There can be no assurance that any remediation actions we have undertaken will be effective or that other similar issues may not arise in the future.

As a result of the identification of these material weaknesses, we plan to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, we can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our ability to provide our services depends in part upon the quality and reliability of the facilities and equipment provided by our technology, digital services and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.

The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends upon the proper functioning of facilities and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control. As we lease our facilities from third parties, our ability to provide high quality and reliable services depends, in part, on our ability to maintain existing leases and accurately project our facility capacity requirements. Any early termination of a lease or failure to accurately predict facility requirements may cause us to have to relocate and cause disruptions to our services and business. When we enter new geographies, we often enter into shorter term arrangements with co-working space providers and these arrangements may be subject to more frequent changes or less intermediate term predictability.

We also depend on the telecommunication services provided by local telecommunication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner, our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology cannot deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition and results of operations.

Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications and digital services failures, adverse weather conditions and other unforeseen events, all of which are beyond our control. Such events may cause disruptions to information systems, electrical power and telephone and digital service for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications and digital systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, which may have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.

While we currently have property damage and comprehensive general liability insurance in force, our insurance coverage may not be sufficient to compensate for the costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. With respect to losses which are covered by our policies and subject to deductibles, exclusions, and/or limitations, it may be difficult and time-consuming to recover such losses from insurers. In addition, we may not be able to recover the full amount of losses incurred from the insurers. Prolonged disruption of our services, even if due to events beyond our control could also cause our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, in some areas of our business, we depend upon the quality and reliability of the services of our clients, which we help to sell to their end-customers. If the services we provide to our clients are disrupted due to technical difficulties or if there is any disruption to our services based on the foregoing factors, then the result may have an adverse effect on our business, financial condition and results of operations.

In addition, any increases in the cost of telecommunications and digital services and products provided by third parties, including equipment, software, information technology products and related services and workstations have a direct effect on our operating costs. In addition, our clients may impose certain technological requirements or additional requirements beyond those implemented upon the initial project set up that may not be included in our current fee arrangements. In such cases, we may not be compensated for these additional costs and have to absorb such costs. The cost of telecommunications and digital services is subject to a number of factors, including changes in regulations and the market as well as competitive factors such as the concentration and bargaining power of technology and telecommunications and digital services providers and suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have an adverse effect on our business, financial condition and results of operations.

Our debt service requirements and restrictive covenants limit our ability to borrow more money, to make distributions to our shareholders and to engage in other activities.

Our existing credit agreements contain a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of our assets. Our credit agreements are guaranteed by us and certain of our subsidiaries and secured by substantially all of our and the assets of our borrower subsidiary and the guarantor subsidiaries. The terms of our credit agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns. If we are unable to comply with our payment requirements, our lenders may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our shareholders’ interests. Our failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations. For further details, see “Description of Certain Indebtedness.”

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future clients. This may involve expanding into countries and regions other than those in which we currently operate and where we have less familiarity with local regulations, environment and procedures. It involves expanding our operations in recently entered markets such as Latin America, Europe and India, or entering into new countries and regions, such as in Korea and other Chinese regional markets where we do not currently operate, which have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. Any difficulty in the implementation of our global growth strategy may adversely affect our business, financial condition and results of operations.

We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations.

We earn revenue primarily denominated in U.S. dollars and Singapore dollars (which is our reporting currency). We make rental payments and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. There can be no assurance, however, that we will not take campaigns, in the future, that result in more exposure to local currencies. While inflation may have a lesser effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar and/or Singapore dollar would reduce the value of the dividends payable to us from our operating companies. We present our financial results in Singapore dollars and our results of operations would be adversely affected if other currencies (including the U.S. dollar) depreciate significantly against the Singapore dollar. In addition, the majority of our indebtedness, in particular the Credit Suisse Facility, is denominated in U.S. dollars. Furthermore, fluctuations in currency exchange rates may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statement of financial position into Singapore dollars from other currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

There has been a global escalation of barriers to trade in recent years, including with respect to the United States and China imposing tariffs and trade barriers on trade with each other. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations.

In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. For example, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Furthermore, losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition and results of operations.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

The United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period, which ended on December 31, 2020. While the United Kingdom and the European Union entered into a trade and cooperation agreement that went into effect provisionally from January 1, 2021, significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, including with respect to any possible trade deals with the European Union and measures related to mobility between the United Kingdom and the European Union.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our ADSs.

If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.

We maintain some insurance coverage, including professional liability insurance and property insurance coverage for certain of our facilities and equipment for certain of our operations; however, we do not insure for all risks in our operations. In addition, we intend to maintain some level of self-insurance coverage in the future through the establishment of a captive insurance subsidiary. The reserves of such a captive insurance subsidiary will be subject to periodic adjustments based upon actuarial evaluations, which adjustments could impact our overall results of operations, and such periodic adjustments may be favorable or unfavorable. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

We provide services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Although we believe that we maintain sufficient insurance coverage comparable to other service providers in our industry, the occurrence of an event that causes losses in excess of our self-insurance estimates or the limits specified in our policies, or losses arising from events not covered by insurance policies (including any deductibles, exclusions or limitations), could materially harm our business, financial condition, results of operations and prospects. Moreover, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that we would not be required to increase our self-insurance amounts. Additionally, we do not maintain “key person” insurance policies on any of our directors, officers or other personnel. There can be no assurance that any claims filed will be honored fully or timely under our insurance policies. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

Risks Related to Countries Where We Operate

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our services, which could impact our business, financial condition and results of operations.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural disaster events (such as volcanos, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.

We have two subsidiaries in Thailand, namely, Teledirect Telecommerce (Thailand) Limited, or TDTH, in which TDCX SG owns 49% and two Thai shareholders own 51%, and Comparexpress Insurance Broker (Thailand) Ltd., or Comparexpress, in which TDTH, TDCX SG and our Founder hold 60%, 39.999% and 0.001%, respectively, of the total share capital. With respect to TDTH, the shareholders have agreed on certain arrangements, whereby (i) TDCX SG provided the Thai shareholders with interest-free loans for the payment for their shares in TDTH; (ii) such shares are pledged in favor of TDCX SG as security for repayment of such loans; (iii) so long as any amount relating to their respective loan remains unpaid, the Thai shareholders must, at TDCX SG’s demand, assign to TDCX SG or its designee all of their voting rights pertaining to such shares in respect of any meeting of shareholders; and (iv) the Thai shareholders shall, upon notice from TDCX SG, sell and transfer such shares to TDCX SG or its designee. In addition, pursuant to the articles of association of TDTH, if and to the extent that it declares dividends, the Thai shareholders, as holders of preference shares, are entitled to receive preferential dividends in an amount of 10% of the par value of those preference shares (such par value being 100 Thai baht per preference share) before distribution of any dividends to the holders of ordinary shares.

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or the FBA, a person or entity that is “Non-Thai” (as defined in the FBA and described in “Regulatory Environment — Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our subsidiaries in Thailand operate, unless an appropriate license is obtained. As our subsidiaries in Thailand are more than 50% owned by Thai persons or entities, our Thai subsidiaries are not required by the FBA to obtain the license prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the investigation manual published in 2015 by the Department of Special Investigation, a government authority which is authorized to conduct investigations on potential violations of the FBA, indicates that the following factors, will be taken into account in an investigation: (i) the intention of the parties, (ii) the source of funds of both shareholders and the company and source of the company’s working capital, (iii) the shareholding structure, types of shares, voting rights and control of the Thai and foreign shareholders in the Thai company and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.

In addition, the Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement are grounds on which a Thai court could order dissolution of the company.

Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, is of the opinion that the ownership structure of each of our Thai subsidiaries is in compliance with the FBA based on, among other things, the fact that a majority of the share capital of each Thai subsidiary is held by Thai nationals or entities for their own benefit. The opinion of Thanathip & Partners Legal Counsellors Limited is filed as an exhibit to the registration statement of which this prospectus forms a part. There can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBA or evaluate the shareholding structures or shareholding arrangements of our Thai subsidiaries differently and hence reach a different conclusion, which could lead to an action being brought in the Thai court. In the event of such action and if the Thai court determines that the ownership structure of any of our subsidiaries in Thailand for any reason constitute an illegal nominee arrangement, it may order sanctions, which may include criminal sanctions against us and the Thai shareholders of such subsidiaries in Thailand, and such subsidiaries may be ordered to cease operations in Thailand. If the ownership structure of our Thai subsidiaries is found to be invalid, existing arrangements permit TDCX SG to repurchase the relevant shareholder’s shares in order to sell them to a suitable third party or take other steps to comply with the FBA. Under such circumstances and despite potential sanctions with respect to past non-compliance, we would inform the Ministry of our intent and efforts to remedy any determination of non-compliance and seek possible relief from sanctions with an aim at enabling each of our Thai subsidiaries to continue its business operations going forward. There can be no assurance that the Ministry would grant us such relief or that we would be able to complete any sales of shares to a suitable third party in a timely manner.

If the PRC government deems that Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.

Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by us.

Under the Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, which came into effect as of January 1, 2020, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) and its previous versions). As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner, and the foreign entity was able to hold no more than 50% of the equity in the joint venture. This restriction has been lifted pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version) which came into effect on July 30, 2019. The Telecommunication Regulation of the People’s Republic of China, or the PRC Telecommunication Regulation, which was enacted on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, and the Measures on Administration of Licensing for Telecommunication Operation, or Measures on Administration of Licensing for Telecommunication Operation, which came into effect as of September 1, 2017, require that a call center operator in the value-added telecommunications industry obtain a value-added telecommunication service license, or VATS License. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted.

Agorae Beijing, notwithstanding its arrangements with RMTC, could be deemed to be engaging in a call center business in the PRC in contravention of the negative list and relevant regulations and be required to obtain a VATS License. In such circumstances, the PRC Ministry of Industry and Information Technology (or its local counterparts) could impose sanctions against Agorae Beijing for engaging in a call center business without obtaining a VATS License, including confiscating illegal income, imposing a penalty of three to five times of the entity’s illegal income, ordering the entity to suspend its operations, invalidating relevant agreements and prohibiting the entity from obtaining a VATS License in the future. In addition, historical practices in contravention of relevant rules might have an adverse impact on our ability to obtain a VATS License in the future through Agorae Beijing. While TDCX Shanghai, our another wholly owned subsidiary incorporated in the

PRC, has obtained a VATS License, the coverage of this license is limited to the Shanghai Free Trade Zone and does not include the business of Agorae Beijing. There can be no assurances that Agorae Beijing would be able to obtain a VATS License if we decided to apply for such a license or that, if we were able to obtain such a license, that we would not incur transition expenses and/or be able to directly hire employees on commercially reasonable terms or at all. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Risks Relating to Investments in Cayman Companies

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised), as amended from time to time, of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions of the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Most of our current operations are conducted in Asia. In addition, our current directors and executive officers are not United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Asia region may render you unable to enforce a judgment against us, our assets, our directors and executive officers or the assets of our directors and executive officers. For more information regarding the relevant laws of the Cayman Islands and the Asia markets, see “Enforceability of Civil Liabilities.”

Risks Relating to our Initial Public Offering and the ADSs

Our Founder, Executive Chairman and Chief Executive Officer, Mr. Laurent Junique, has considerable influence over important shareholder matters due to his significant voting power over our shares. Our dual-class voting structure will, among other things, limit Class A ordinary shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. Each of our Class B ordinary shares is convertible into one Class A ordinary share at any time and will convert automatically upon the earlier of (i) the date that is 15 years from the date of effectiveness of the registration statement of which this prospectus forms a part or (ii) nine months after the death or permanent disability of Mr. Junique. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Junique will hold approximately 98.5% of the aggregate voting power of our Company immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs in full). As a result, Mr. Junique has considerable influence over matters such as electing or removing directors, approving any amendments to our constitution and approving material mergers, acquisitions or other business combination transactions. Furthermore, Mr. Junique has no obligation to guarantee our debt in the future and it may not be in his interest to do so. If Mr. Junique decides not to guarantee any future debt of the Company, it may adversely affect our ability to incur debt, or the terms of any debt we incur, in the future.

For the foreseeable future, investors in this offering and holders of our Class A ordinary shares and ADSs will not have a meaningful voice in our corporate affairs and that the control of our Company will be concentrated with Laurent Junique. This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For a description of the dual-class structure, see “Description of Share Capital.”

An active trading market for the ADSs may not develop, and you may not be able to sell your ADSs at or above the offering price.

Prior to the completion of this offering, there has been no public market for the ADSs or our Class A ordinary shares. An active trading market for the ADSs may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ADSs at an attractive price, or at all. The price for the ADSs in this offering will be determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell the ADSs at or above the offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling the ADSs, and it may impair our ability to attract and motivate our personnel through equity incentive awards.

The trading price of the ADSs may be volatile in the future.

The ADSs may trade at prices significantly below the offering price and the price of the ADSs after this offering may fluctuate widely, depending on many factors, including:

•	variations in our results of operations;

•

perceived prospects for our business and operations and for omnichannel CX solutions and business services in general, differences between our actual financial and operating results and those expected by investors and analysts;

•	business or prospects of our clients and specifically new economy companies;

•	changes in analysts’ recommendations or perceptions;

•	changes in conditions affecting the outsourced business support services industry;

•	changes in market valuations and share prices of publicly listed companies with businesses similar to us;

•	broad stock market price fluctuations;

•	changes in general economic conditions;

•	the announcement of acquisitions by us, our clients or our competitors;

•	passage of legislation or changes in regulations;

•	the addition or departure of key personnel;

•	actions taken by our shareholders;

•	competition;

•	negative publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; or

•	other developments affecting us, our clients or our competitors.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our and related industries. The volatility frequently appears to occur without regard to the operating performance of the affected companies. As a result, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

Future sales of the ADSs, the Class A ordinary shares or our other equity securities, and the availability of a large number of such securities for sale, could depress the price of the ADSs.

The sale of a significant number of the ADSs, Class A ordinary shares or our other equity securities in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect the market price of the ADSs. These factors could also materially impair our ability to raise capital through equity offerings in the future. See “Shares Eligible for Future Sale” for a discussion of possible future sales of the ADSs.

Upon completion of this offering, we will have 19,358,957 ADSs outstanding (representing 19,358,957 Class A ordinary shares), assuming no exercise by the underwriters of their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Although our executive officers, directors, our Principal Shareholder and certain holders of our capital stock, who will hold in aggregate Class A ordinary shares and Class B ordinary shares representing 86.6% of our issued share capital immediately following the completion of this offering (assuming no exercise by the underwriters of their option to purchase additional ADSs shares), will be subject to a lock-up, any substantial sale or perceived substantial sale of the ADSs, Class A ordinary shares or the Class B ordinary shares over a short period of time after the expiration of the lock-up period could cause the price of the ADSs to fall. In addition, certain representatives of the underwriters, on behalf of the underwriters, may release all or some portion of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Similar sales of Class A ordinary shares or Class B ordinary shares by holders after vesting of awards or holders of options who have exercised their options under any incentive plan that we intend to implement could also cause the price of the Class A ordinary shares to fall.

You will experience substantial dilution as a result of this offering and future equity issuances.

Purchasers of the ADSs will experience immediate and substantial dilution. After giving effect to the sale of the ADSs offered by this prospectus (assuming no exercise by the underwriters of their option to purchase additional ADSs), and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, Our net tangible book value as of June 30, 2021, would have been US$249.8 million, or US$1.75 per share. This represents an immediate dilution of US$16.25 per share to investors in this offering, based on an initial public offering price of US$18.00 per share. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

In addition, on August 26, 2021, we adopted the TDCX Performance Share Plan (the “PSP”), which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,142,948 shares immediately following the offering (assuming no exercise by the underwriters of their option to purchase additional ADSs). In addition, following the closing of the offering, we expect to award, subject to the approval of our board of directors, up to approximately 1,815,000 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP. We may also implement other employee equity participation programs, such as employee stock option programs.

Pursuant to our arrangements with Airbnb, we are currently in the process of negotiating with Airbnb the potential issuance of warrants to acquire some of our ordinary shares. While there has been no agreement to date on the terms and conditions of such warrants, including with respect to pricing, number of shares subject to issuance, strike-price or expiration, the grant of warrants to Airbnb, if exercised, will cause immediate dilution to our shareholders, and if we issue such warrants with an exercise price less than the price of our ADS pursuant to this offering (or the ADS price paid by future purchasers of our ADSs), such holders of our ADSs will experience immediate economic dilution upon the exercise of such warrants.

If we issue additional equity securities, whether pursuant the warrants issued to Airbnb, the PSP or for any other reason, you will experience additional dilution and our earnings per share will be reduced. In addition, any sales in the public market of any common shares issuable upon the exercise of a warrant could adversely affect the market price of our equity shares or ADS.

Our future earnings could be adversely impacted by any warrants that may be granted to Airbnb.

It is possible that any warrants that may be issued to Airbnb will be presented as a liability in our audited consolidated balance sheet and be subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, in such a case, future fluctuations in the fair value of the warrant could adversely impact our results of operations.

We have broad discretion in the use of the net proceeds received by us from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds received by us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the ADSs and our Class A ordinary shares. Although we have not yet determined with certainty the manner and specific amounts in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering to repay amounts outstanding under the Credit Suisse Facility, and the remaining to enable us to expand our business into new markets, for working capital, to fund growth and for other general corporate purposes, which may include future acquisitions and potential repayment of other indebtedness. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ADSs to decline. Pending their use, we may invest the net proceeds received by us from this offering in a manner that does not produce income or that loses value.

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the underlying ordinary shares represented by your ADSs from the depositary and become a registered holder of such ordinary shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary prior notice of shareholder meetings as far in advance of the meeting date as practicable. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

You may experience dilution of your holdings due to an inability to participate in rights offerings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Although we have paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Cayman Islands laws, no dividends may be paid except out of profits or share premium.

Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

We cannot provide assurances regarding the amount or timing of any potential future dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in the ADSs to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain for the foreseeable future. See “Dividends and Dividend Policy.”

As a foreign private issuer and “controlled company” within the meaning of the NYSE rules, we are permitted to, and we will, rely on exemptions from certain corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.

The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members, a minimum of three members on our audit committee, and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer under the securities laws of the United States and “controlled company” within the meaning of the NYSE corporate governance standards, we are permitted to rely on exemptions from certain NYSE corporate governance practices.

A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we expect to follow our home country practice with respect to the composition of our board of directors and we do not expect a majority of our directors to be independent. The Companies Act (As Revised) of the Cayman Islands and our post-offering second amended and restated memorandum and articles of association do not require for a majority of our directors to be independent. As such, unlike the position if we were required to comply with the requirements of the NYSE, we do not need to maintain a board comprising a majority of independent directors. As a result, non-independent directors, may, among other things, resolve governance issues regarding our Company.

As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our audit committee is not required to have a minimum of three members, and neither our compensation committee nor our nominating and corporate governance committee is required to be comprised entirely of independent directors. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our Founder, Executive Chairman and Chief Executive Officer, will control a majority of the voting power of our issued and outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the requirements under United States federal securities laws and the NYSE corporate governance standards.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, our management will have additional obligations that will require their attention and we will incur additional legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

If, in the future, we are deemed not to be an emerging growth company, then under Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting. To achieve compliance with Section 404 within the prescribed period, we would become engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we would need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite any future efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we were to identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income which could result in a decrease in our ADS price.

We will retain broad flexibility and discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not produce income or increase the ADS price. A portion of the net proceeds from our initial public offering is allocated for general corporate purposes. Shareholders will not have the opportunity to influence our management’s decisions on how to use the net proceeds, even if the eventual use of proceeds deviates from the planned use of proceeds described in the section entitled “Use of Proceeds.” The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the ADS price, and the net proceeds may be utilized in ways that do not produce income or that lose value and such utilization may cause losses. Our failure to apply these funds effectively could have a material and adverse effect on our business and financial condition.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with certain reporting requirements of the Exchange Act applicable to US domestic issuers, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events;

•	Regulation FD, which regulates selective disclosure of material information by issuers; and

•	certain more stringent executive compensation disclosure rules.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.

In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•

the ability to present more limited financial data for this offering, including presenting only two years of audited financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

•

to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years after the date of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, we have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

We cannot predict if investors will find the ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the price of our ADSs and trading volume could decline.

The trading market for the ADSs will depend, in part, on the research reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our Company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for the ADSs would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the price per ADS would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price per ADS and trading volume to decline.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject U.S. Holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Material Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	Changes in the laws, regulations, policies and guidelines in the jurisdictions in which we operate;

•	The regulatory environment in the jurisdictions in which we operate;

•	Competition in the outsourced business support services industry in the jurisdictions in which we operate;

•	Reliance on certain clients for a significant portion of our revenue;

•	Developments related to the COVID-19 pandemic, including with respect to the success of any vaccines and the ability of economies and our clients to recover from the economic effects of the pandemic;

•	Political instability in the jurisdictions in which we operate;

•	Breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•	Our ability to execute our strategies;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Our ability to anticipate and respond to changes in the outsourced business support services industry, the markets in which we operate, and in client demands, trends and preferences;

•

Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•	Exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•	Changes in interest rates or rates of inflation; and

•	Legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications; including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The market for outsourced business support services may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the market for outsourced business support services results in significant uncertainties for any projections or estimates relating to growth prospects or future conditions. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

Our company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore, the Philippines, Malaysia and Thailand. All of the directors and executive officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Maples and Calder (Hong Kong) LLP, or Maples, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or any U.S. state.

We have been advised by Maples that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is a judgment in personam rather than in rem, (a) is given by foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given or, subject to judicial discretion, a non-monetary judgment in personam, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty or an attempt by a foreign state to act in excess of its jurisdiction by enforcing sovereign acts of that state outside of its own territory, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from the U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States will be recognized or enforced by the Singapore courts, and there is doubt as to whether the Singapore courts will enter judgments in original actions brought in the Singapore courts based solely on the civil liability provisions of these securities laws. An in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law.

In particular, the Singapore Courts may potentially not allow the enforcement of any foreign judgment for a sum payable in respect of taxes, fines, penalties or other similar charges, including the judgments of courts in the United States based upon the civil liability provisions of the securities laws of the United States or any state or territory of the United States. In respect of civil liability provisions of the United States federal and state securities law which permit punitive damages against us and our directors or executive officers, we are unaware of any decision by the Singapore courts which has considered the specific issue of whether a judgment of a United States court based on such civil liability provisions of the securities laws of the United States or any state or territory of the United States is enforceable in Singapore.

Philippines

The Philippines is a signatory to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. However, generally accepted principles of international law, by virtue of its incorporation in the Philippine Constitution, form part of Philippine law even if its authority is not derived from treaty obligations. It is by virtue of the recognition by Philippine courts as a generally accepted principle of international law the widespread recognition and enforcement of foreign judgments, that Philippine law recognizes and enforces foreign judgments.

The enforceability of foreign judgments in the Philippines is specifically provided for in the 1997 Rules of Civil Procedure. Section 48 of Rule 39 of the Rules of Civil Procedure provides that a judgment or final order of a tribunal of a foreign country having jurisdiction to give the judgment or final order (a) in the case of a judgment or final order upon specific property, is conclusive upon the title to that property; and (b) in the case of a judgment or final order against a person, is presumptive evidence of a right between the parties and their successors in interest by a subsequent title.

A judgment of final order rendered by a foreign court may, however, be repelled by evidence that: (i) the court rendering such judgment had jurisdiction in accordance with its jurisdictional rules, (ii) the other party had notice of the proceedings, (iii) such judgment was not obtained by collusion or fraud or based on a clear mistake of fact or law, and (iv) such judgment was not contrary to public policy or good morals in the Philippines. Moreover, the Philippines enacted Republic Act No. 9285, otherwise known as the Alternative Dispute Resolution Act of 2004, to facilitate the enforcement of arbitral awards in the Philippines. In addition, Article 17 of the Civil Code of the Philippines provides that the judgment must not be contrary to laws that have for their object public order, public policy and good customs in the Philippines. Furthermore, Philippine courts have held that a foreign judgment is presumed to be valid and binding in the country from which it issues, until the contrary is shown, and the party contesting the foreign judgment has the burden of overcoming the presumption of its validity.

Malaysia

The United States is not one of the reciprocating countries under the Reciprocal Enforcement of Foreign Judgments Act 1958 of Malaysia, or REJA, and as such any foreign judgment obtained in the U.S. courts will not be registerable in the courts of Malaysia in accordance with the provisions of REJA. Nevertheless, an action can be commenced in the courts of Malaysia based on the final and conclusive monetary judgment for a definite sum obtained from the U.S. courts as a common law claim for debt. Such judgment would, upon an action on the judgment at common law, be recognized and enforced by the courts of Malaysia, provided that (a) the judgment was not obtained by fraud or in breach of the principles of natural justice, (b) such judgment is not contrary to Malaysian public policy, and (c) the court giving such judgment had jurisdiction to do so according to Malaysian conflict of laws rules.

Thailand

Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, has advised us that Thai courts will not enforce any judgment or order obtained outside Thailand, but that a judgment or order from a foreign court may, if duly authenticated and translated into Thai and in the discretion of a court in Thailand, be admitted as evidence of an obligation in a new proceeding instituted in that court, which would consider the issue on the evidence before it.

China

There is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. The recognition and enforcement of foreign judgments are provided for under the Civil Procedures Law of the People’s Republic of China, or the PRC Civil Procedures Law, which was adopted on April 9, 1991, and amended on October 28, 2007, August 31, 2012 and June 27, 2017. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

USE OF PROCEEDS

We expect that we will receive net proceeds from this offering of approximately US$321.8 million, based on an initial public offering price of US$18.00 per ADS, after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs from us in full, we expect that we will receive additional net proceeds of US$48.6 million after deducting the underwriting discounts and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, obtain additional capital and enhance our brand recognition. We plan to use the net proceeds of this offering as follows:

•

to repay the total outstanding principal amount of US$188.0 million and accrued and unpaid interest and premium, if any, under the term loan credit facility, or the Credit Suisse Facility, entered with Credit Suisse AG, Singapore Branch, or Credit Suisse AG, on March 16, 2021, including accrued and unpaid interest and premium (if any). See “Description of Certain Indebtedness—Credit Suisse Facility”; and

•

the remainder to enable us to expand our business into new markets, which would include costs for premises, technology and systems and other infrastructure as well as for hiring of personnel and other expansion related expenses, and for general corporate purposes, including working capital needs and potential acquisitions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to our Initial Public Offering and the ADSs—We have broad discretion in the use of the net proceeds received by us from this offering and may not use them effectively.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest bearing obligations, investment-grade instruments or certificates of deposit.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of the shares held by our Principal Shareholder into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the above, (ii) the issuance and sale of 19,358,957 Class A ordinary shares in the form of ADSs by us in this offering at an initial public offering price of US$18.00 per ADS, after deducting the underwriting discounts and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option, and (iii) the application of the net proceeds of the offering to fully repay the total outstanding principal amount of US$188.0 million and accrued and unpaid interest and premium, if any, under the Credit Suisse Facility.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering to be determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2021
	Actual	Pro Forma	Pro Forma as Adjusted
	(S$ in thousands)
Non-current liabilities
Bank loans	263,910	263,910	11,238

Long-term debt	263,910	263,910	11,238
Equity:
Ordinary shares (par value US$0.0001 per share; 500,000,000 ordinary shares authorized; 123,500,000 ordinary share issued and outstanding on an actual basis)	16	—	—
Class A ordinary shares (par value US$0.0001 per share; 50,000,000 shares authorized; nil shares issued and outstanding on a pro forma basis; 19,358,957 shares issued and outstanding on a pro forma as adjusted basis)	—	—	3
Class B ordinary shares (par value US$0.0001 per share; 200,000,000 shares authorized; 123,500,000 shares issued and outstanding on a pro forma basis; 123,500,000 shares issued and outstanding on a pro forma as adjusted basis)	—	16	16
Undesignated shares (par value US$0.0001 per share; 250,000,000 shares authorized; nil shares issued and outstanding on a pro forma as adjusted basis)	—	—	—
Reserves	(273,741)	(273,741)	158,759
Retained earnings	177,133	177,133	177,133
Non-controlling interests	(174)	(174)	(174)
Total capital deficiency	(96,766)	(96,766)	335,737

Total capitalization	167,144	167,144	346,975

Notes:

*	Amount is less than S$1,000

On March 16, 2021, we entered into the Credit Suisse Facility. The credit facility provides for borrowings in an aggregate amount of S$252.0 million (US$188.0 million). Contemporaneous with TDCX’s acquisition of our Founder’s shareholder interests in TDCX KY, we drew upon the credit facility on March 23, 2021. Subsequently, we paid the proceeds of S$252.0 million from the Credit Suisse Facility to our Founder for the purchase of his interests in TDCX KY. As described in Note 1 of our unaudited condensed interim consolidated financial statements, the acquisition of TDCX KY by us was accounted for in a manner similar to a pooling of interest with assets and liabilities reflected at their historical amounts in the Group’s consolidated financial statements. The payment of the S$252.0 million of proceeds from the Credit Suisse Facility to our Founder is accounted as a deemed distribution to our Founder in our unaudited condensed interim consolidated financial statements as of June 30, 2021. As of the date of this prospectus, the outstanding principal balance is S$252.7 million (US$188.0 million). Further see “Use of Proceeds” and “Description of Certain Indebtedness — Credit Suisse Facility.”

On August 6, 2021, we utilized S$13.7 million of the multi-currency advance facility that is available pursuant to our facility with OCBC to pay off S$13.7 million of indebtedness outstanding under our refinancing facility that is also available pursuant to our facility with OCBC and which was subsequently extinguished.

DIVIDENDS AND DIVIDEND POLICY

We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business.

We do not have a fixed dividend policy. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. Our Class B ordinary shares have the same general rights to dividends and other distributions as our Class A ordinary shares and no dividends or distributions may be declared on other classes of our shares without also being paid in the same manner to our Class B ordinary shares.

In the event we decide to pay dividends in the future, subject to the Companies Act of the Cayman Islands, our board of directors may from time to time declare dividends in any currency to be paid on our ordinary shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. When making recommendations on the timing, amount and form of future dividends, if any, our board of directors will consider, among other things:

•	our results of operations and cash flow;

•	our expected financial performance and working capital needs;

•	our future prospects;

•	our capital expenditures and other investment plans;

•	other investment and growth plans;

•	dividend yields of comparable companies globally;

•	restrictions on payment of dividend that may be imposed on us by our financing arrangements; and

•	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

If we pay any dividends on our shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia, the Philippines and the PRC, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. With respect to Thailand, while Thai laws allow the outward remittance from Thailand of dividends, it is required that the dividend payment in Baht currency (after payment of applicable Thai taxes) must be converted into foreign currency prior to the outward remittance from Thailand as the bank of Thailand has a policy not to allow any person to bring Baht currency out of Thailand.

In Malaysia, the current foreign exchange administration rules allow non-residents to freely repatriate, in a foreign currency, profits and dividends arising from investments or proceeds from divestment of Malaysian Ringgit assets. Dividends are freely transferable out of the country and no exchange controls or approvals are required subject to applicable reporting requirements and withholding tax. However, prior permission from the Controller of Foreign Exchange of Malaysia is required for any person to undertake or engage in any dealing or transaction with the State of Israel or its residents, any entity owned or controlled, directly or indirectly, by the State of Israel or its residents, including any authority or agency of the State of Israel, or any dealing or transaction using or involving the currency of the State of Israel. Furthermore, the Malaysia Companies Act 2016 also provides that (a) generally, a company may only make a distribution to shareholders out of the profits of the company if the company is solvent; (b) before a distribution is paid by a company to a shareholder, such distribution shall be duly authorized by the directors of the company; and (c) unless provided in the constitution of the company, a company may reduce its share capital by a special resolution and either confirmation by a court or a solvency statement by the company.

In the People’s Republic of China, the core regulations governing foreign currency exchange are the Foreign Exchange Administration Regulations of People’s Republic of China, or the PRC Foreign Exchange Administration Regulations, promulgated on January 29, 1996, and amended on January 14, 1997 and August 1, 2008. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. Under the PRC Foreign Exchange Administration Regulations, overseas payment of dividends does not require regulatory approval or review.

According to the Company Law of the People’s Republic of China, which came into effective on January 1, 2006 and was last amended on October 26, 2018, when a company distributes its profits of the current year, 10% of the profits shall be allocated to its statutory reserve fund. A company is not required to allocate to the statutory reserve fund once the cumulative amount of the statutory reserve fund reaches 50% or more of the company’s registered capital. The statutory reserve fund can be used to cover the losses of a company. If there is any loss of a company accrued in previous years, the company shall use its profits from the current year to cover the losses before accruing the statutory reserve fund. After a company has accrued the statutory reserve fund from its profits, it may, upon a resolution of the shareholder(s), accrue a discretionary reserve fund from the profits. After losses of a company have been made up and allocation to the reserve fund has been made, the remaining profits from either the current year or previous years can be distributed to its shareholder(s). A company shall not make distribution to its holdings of its own equity interests. Under the laws of the People’s Republic of China, dividends paid from our subsidiary located in Beijing are subject to a 10% withholding tax since its shareholder is a non-resident enterprise.

With respect to the Philippines, the board of directors of a Philippine company may only declare dividends out of unrestricted retained earnings. In the case of the payment of stock dividends, the same should be approved by stockholders holding or representing at least two-thirds (2/3) of the outstanding capital stock of the Philippine company. A holder of the shares of a Philippine company shall be entitled to full and immediate repatriation of capital and remittance of dividends, profits and earnings and such holders of shares of the Philippine company shall be entitled to source the foreign exchange necessary for such purposes from the Philippine banking system provided such foreign investment in the shares of the Philippine company has been registered with the Bangko Sentral ng Pilipinas, the central bank of the Philippines. Transfers of the assets of a Philippine company used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of a Philippine company shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the book value per ordinary share attributable to the existing shareholder for its presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2021 was a deficit of approximately S$96.8 million (US$72.0 million), or negative US$0.58 per ordinary share as of that date. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of US$18.00 per ADS adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after June 30, 2021, other than to give effect to (i) the reclassification of our issued and outstanding ordinary shares into 123,500,000 Class B ordinary shares and (ii) our sale of 19,358,957 Class A ordinary shares in the form of the ADSs in this offering at the initial public offering price of US$18.00 per ADS after deducting underwriting discounts and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ordinary shares, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been US$249.8 million, or US$1.75 per ordinary share and US$1.75 per ADS. This represents an immediate increase in net tangible book value of US$2.33 per ordinary share and US$2.33 per ADS to the existing shareholder and an immediate dilution in net tangible book value of US$16.25 per ordinary share and US$16.25 per ADS to new investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	18.00	US$	18.00
Deficit net tangible book value as of June 30, 2021	US$	0.58	US$	0.58
Amount of dilution in net tangible book value to new investors in this offering	US$	16.25	US$	16.25
Percentage of dilution in net tangible book value to new investors in this offering		90.3%		90.3%

Assuming the underwriters’ over-allotment option is exercised in full, our net tangible book value as of June 30, 2021 (after giving effect to this offering) would have been US$298.4 million and US$2.05 per outstanding ordinary share. This represents an immediate dilution in as adjusted net tangible book value of US$15.95 per ordinary share to new investors in this offering.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2021, the differences between the existing shareholder and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share		Average Price per ADS
	Number	Percent	Amount
Existing shareholder	123,500,000	86.4	US$	12,350	US$	0.0001	US$	0.0001
New investors	19,358,957	13.6	US$	348,461,226	US$	18.00	US$	18.00

Total	142,858,957	100.0	US$	348,473,576	US$	2.44	US$	2.44

If the underwriters were to fully exercise the over-allotment option to purchase 2,903,843 additional shares of our Class A ordinary shares from us, the percentage of shares of our shares held by the existing shareholder would be 84.7%, and the percentage of shares of our common stock held by new investors would be 15.3%.

The pro forma information discussed above is illustrative only.

The discussion and tables above do not reflect any of our shares that may be awarded pursuant to the terms of our PSP. The aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis. In addition, following the closing of the offering, we expect to award, subject to the approval of our board of directors, up to approximately 1,815,000 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of December 31, 2018 is derived from audited financial statement not included herein. The consolidated financial data as of June 30, 2021 and for the six months ended June 30, 2020 and 2021 have been derived from our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Our historical results do not necessarily indicate results expected for any future period.

Selected Consolidated Statement of Profit or Loss and Other Comprehensive Income

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2021		2020	2020		2019	2018
	US$	S$	S$	US$	S$	S$	S$
	(in thousands except per share amounts)
Revenue	187,174	251,637	209,280	323,358	434,723	330,265	181,233
Employee benefits expense	(115,610)	(155,426)	(126,167)	(191,896)	(257,985)	(189,912)	(109,373)
Depreciation expense	(14,757)	(19,839)	(15,633)	(24,595)	(33,065)	(24,599)	(12,908)
Rental and maintenance expense	(4,223)	(5,677)	(5,856)	(7,887)	(10,603)	(9,220)	(2,623)
Recruitment expense	(3,358)	(4,515)	(3,942)	(5,954)	(8,005)	(6,680)	(3,792)
Transport and travelling expense	(396)	(533)	(670)	(1,119)	(1,504)	(2,083)	(1,358)
Telecommunication and technology expense	(2,916)	(3,920)	(3,013)	(4,690)	(6,305)	(4,522)	(2,385)
Interest expense	(2,787)	(3,747)	(1,496)	(2,275)	(3,058)	(2,893)	(1,128)
Other operating expense	(4,569)	(6,144)	(9,052)	(11,779)	(15,836)	(10,478)	(6,872)
Gain on disposal of a subsidiary	—	—	731	544	731	—	—
Share of profit from an associate	32	43	—	146	196	—	—
Interest income	129	174	245	443	594	465	268
Other operating income	2,041	2,744	3,866	5,590	7,514	717	546

Profit before income tax	40,760	54,797	48,293	79,885	107,397	81,060	41,608
Income tax expenses	(7,464)	(10,034)	(9,769)	(15,846)	(21,303)	(7,524)	(3,520)

Profit for the period	33,296	44,763	38,524	64,039	86,094	73,536	38,088
Other comprehensive income (loss)(1)	(858)	(1,153)	1,344	398	536	840	(71)

Total comprehensive income for the period/year	32,438	43,610	39,868	64,437	86,630	74,376	38,017

Basic and diluted earnings per share (in US$ or S$)	0.27	0.36	0.31	0.52	0.70	0.60	0.31

Pro forma basic and diluted earnings per share(2) (in US$ or S$)	0.23	0.31	—	—	—	—	—

Notes:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.
(2)

Unaudited basic and diluted pro forma net income (loss) per share data assumes that an additional 11,238,703 of our shares were issued and outstanding for the six months period ended June 30, 2021, which represents the number of shares of common stock that we expect to be issued to fund the debt repayment with the net proceeds of this offering as described in “Use of Proceeds.” The number of shares of common stock that we expect to be issued to fund the debt repayment was calculated in accordance with Staff Accounting Bulletin Topic 3.A. by dividing US$188.1 million, which is the estimated cost to repay indebtedness with the proceeds of this offering as described in “Use of Proceeds,” by US$16.74 per share, the initial public offering price less underwriting discounts and commissions.

Selected Consolidated Statement of Financial Position

	As of June 30,		As of December 31,
	2021		2020		2019	2018
	US$	S$	US$	S$	S$	S$
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	60,370	81,162	44,486	59,807	35,920	23,973
Fixed deposits	5,655	7,602	5,748	7,727	837	—
Trade receivables	34,816	46,806	27,461	36,919	55,278	27,605
Contract assets	37,858	50,897	34,842	46,842	26,523	18,605
Other receivables	8,985	12,080	9,117	12,257	9,210	5,392
Tax recoverable	—	—	—	—	—	350

Total current assets	147,684	198,547	121,654	163,552	127,768	75,925

Non-current assets
Pledged deposits	1,766	2,374	1,768	2,377	2,110	2,096
Other receivables	3,389	4,558	4,369	5,874	3,708	2,931
Plant and equipment	35,344	47,516	30,185	40,581	40,730	24,911
Right-of-use assets	21,024	28,265	21,736	29,221	22,840	18,586
Loan to an associate	—	—	—	—	784	—
Deferred tax assets	1,810	2,433	1,175	1,580	1,197	329
Investment in an associate	193	260	170	229	33	33

Total non-current assets	63,526	85,406	59,403	79,862	71,402	48,886

Total assets	211,210	283,953	181,057	243,414	199,170	124,811

LIABILITIES AND (CAPITAL DEFICIENCY)/NET EQUITY
Current liabilities
Other payables	28,111	37,794	27,671	37,200	26,926	15,870
Amount due to founder	—	—	—	—	—	10,469
Bank loans	18,703	25,144	17,978	24,170	34,421	6,374
Lease liabilities	10,512	14,132	10,907	14,664	10,963	7,634
Provision for reinstatement cost	2,767	3,720	336	452	—	—
Income tax payable	9,209	12,381	9,861	13,257	6,956	3,229

Total current liabilities	69,302	93,171	66,753	89,743	79,266	43,575

	As of June 30,		As of December 31,
	2021		2020		2019	2018
	US$	S$	US$	S$	S$	S$
	(in thousands)
Non-current liabilities
Bank loans	196,303	263,910	12,002	16,136	—	24,174
Lease liabilities	12,822	17,238	13,257	17,823	14,498	12,495
Provision for reinstatement cost	3,374	4,536	4,178	5,617	4,955	1,817
Defined benefit obligation	1,282	1,723	1,067	1,435	769	315
Deferred tax liabilities	105	141	96	129	236	365

Total non-current liabilities	213,886	287,548	30,600	41,140	20,458	39,167

Capital, reserves and non-controlling interest
Share capital	12	16	*	*	*	*
Reserves	(203,616)	(273,741)	(14,760)	(19,843)	(20,650)	(21,604)
Retained earnings	131,756	177,133	98,462	132,371	120,094	63,673

(Deficit)/ Equity attributable to owners of the Group	(71,848)	(96,592)	83,702	112,528	99,444	42,069
Non-controlling interests	(130)	(174)	2	3	2	1

(Capital deficiency)/ Net equity	(71,978)	(96,766)	83,704	112,531	99,446	42,070

Total liabilities and (capital deficiency)/ net equity	211,210	283,953	181,057	243,414	199,170	124,811

*	Amount is less than S$1,000

Selected Consolidated Statement of Cash Flows

	For the Six Months Ended June 30,			For the Year Ended December 31,
	2021		2020	2020		2019	2018
	US$	S$	S$	US$	S$	S$	S$
							(Restated)
	(in thousands)
Net cash from operating activities	39,798	53,505	83,944	97,057	130,484	76,044	37,320
Net cash used in investing activities	(11,906)	(16,006)	(7,228)	(17,615)	(23,682)	(27,627)	(20,863)
Net cash used in financing activities	(11,559)	(15,540)	(1,962)	(61,941)	(83,274)	(36,655)	(10,680)

Net increase in cash and cash equivalents	16,333	21,959	74,754	17,501	23,528	11,762	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	(449)	(604)	736	267	359	185	(71)
Cash and cash equivalents at the beginning of the period/year	44,486	59,807	35,920	26,718	35,920	23,973	18,267

Cash and cash equivalents at the end of the period/year	60,370	81,162	111,410	44,486	59,807	35,920	23,973

Other Financial and Operating Data

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Revenue (S$ thousands)	251,637	209,280	434,723	330,265	181,233
Profit for the period (S$ thousands)	44,763	38,524	86,094	73,536	38,088
EBITDA (S$ thousands)(1)	78,209	65,177	142,926	108,087	55,376
Net profit margin (%)	17.8	18.4	19.8	22.2	21.0
EBITDA margin (%)(1)	31.1	31.1	32.9	32.7	30.6
Number of clients(2)	43	41	38	38	36
Number of agents(2)	10,020	7,473	9,128	7,213	4,608
Revenue per agent (S$ thousands)(3)	28	27	54	54	49
Debt (bank loans) (S$ thousands)	289,054	40,113	40,306	34,421	30,548
Debt/EBITDA Ratio(1)	N/A	N/A	0.3	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year/period before interest expense, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operational Metrics—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA, EBITDA margin and Debt/EBITDA Ratio as financial measures.

The following table presents a reconciliation of EBITDA to profit for the period and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	Margin	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	323,358	434,723	—	330,265	—	181,233	—
Profit for the year and net profit margin	64,039	86,094	19.8%	73,536	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,595	33,065	7.6%	24,599	7.4%	12,908	7.1%
Income tax expenses	15,846	21,303	4.9%	7,524	2.3%	3,520	2.0%
Interest expense	2,275	3,058	0.7%	2,893	0.9%	1,128	0.6%
Interest income	(442)	(594)	(0.1%)	(465)	(0.1%)	(268)	(0.1%)

EBITDA and EBITDA margin	106,313	142,926	32.9%	108,087	32.7%	55,376	30.6%

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	187,174	251,637	—	209,280	—
Profit for the period and net profit margin	33,296	44,763	17.8%	38,524	18.4%
Adjustments:
Depreciation expense	14,757	19,839	7.9%	15,633	7.5%
Income tax expenses	7,464	10,034	4.0%	9,769	4.7%
Interest expense	2,787	3,747	1.5%	1,496	0.7%
Interest income	(129)	(174)	(0.1%)	(245)	(0.1%)

EBITDA and EBITDA margin	58,175	78,209	31.1%	65,177	31.1%

(2)	The number of clients and number of agents are calculated as of December 31 of the year indicated or as of June 30 of the period indicated.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively. In the years ended December 31, 2018, 2019 and 2020, we recorded revenue of S$181.2 million, S$330.3 million and S$434.7 million (US$323.3 million), profit for the year of S$38.1 million, S$73.5 million and S$86.1 million (US$64.0 million) and EBITDA of S$55.4 million, S$108.1 million and S$142.9 million (US$106.0 million), respectively. For the same periods, we recorded net profit margins of 21.0%, 22.2% and 19.8%, respectively, and EBITDA margins of 30.6%, 32.7% and 32.9%, respectively. In the six months ended June 30, 2020 and 2021, we recorded revenue of S$209.3 million and S$251.6 million (US$187.2 million), profit for the period of S$38.5 million and S$44.8 million (US$33.3 million) and EBITDA of S$65.2 million and S$78.2 million (US$58.2 million), respectively. For the same six month periods, we recorded net profit margins of 18.4% and 17.8%, respectively, and EBITDA margins of 31.1% and 31.1%, respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 13,308 employees as of June 30, 2021, who are located in offices in ten geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Factors Affecting Our Results of Operations

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

Demand for our services and the pace of adoption of omnichannel CX solutions

We believe the market remains in the early stages of adoption for digital services, and the demand for, and the pace of adoption of, our services is a key driver of our revenues. Over the last few years, the increasing pace of digital change has powered the growth of technology disruptors that rely on outsourced digital customer experience solution providers. Rapid digital change has also driven the disruption of traditional blue-chip companies that have been adopting digital service delivery models. According to Frost & Sullivan, the penetration of outsourced business support services in the traditional economy continues to steadily gain traction as companies expand the scope of the business functions they outsource, particularly as it relates to their digital transformation journey. This increased demand for digital omnichannel CX solutions provides us with the opportunity to further expand our share of our existing clients’ spending and add new clients, which, in turn, increases our revenues. We have evolved our services to focus on value-added high-complexity offerings. Our focus on handling complex and mission-critical digital customer experience interactions, enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics, have allowed us to work our way up the value chain and become a comprehensive solutions provider, which we believe has enabled us to continue growing our revenues.

Expanding relationships with existing clients

We are focused on deepening and broadening our engagements with, and campaigns for, our existing clients, and our success in doing so is an important driver of our revenue growth. We have historically proven our ability to significantly scale client relationships over time by expanding the scope and size of our engagements, as well as by taking on work higher up the value chain. For example, Facebook, Airbnb and a leading streaming platform became clients in 2014, 2015 and 2015, respectively, and are now among our key clients due to the expansion of relationships we have with them. As of December 31, 2020, we had 30 clients that paid us fees in amounts less than S$5.0 million in the year ended December 31, 2020, and these clients provide opportunities for us to expand and upscale our engagements.

We monitor our revenue per agent, which is calculated as revenue for a period divided by the average number of agents for such period, because we believe it measures our success in expanding our client relationships higher up the value chain. Revenue per agent increased 9.3% from S$48,969 in the year ended December 31, 2018 to S$53,545 in the year ended December 31, 2019 and increased 0.6% from S$53,545 in the year ended December 31, 2019 to S$53,869 in the year ended December 31, 2020. Our revenue per agent increased 1.82% from S$27,010 in the six months ended June 30, 2020 to S$27,502 in the six months ended June 30, 2021. Our ability to expand our relationships with our existing clients is driven by several factors such as our track record in consistently providing high quality services to our clients’ satisfaction across locations and campaigns while staying agile and flexible to serve our clients’ dynamic and evolving needs. Our strategy has been to open offices in new geographies where we believe that there is strong potential to expand our services offerings to existing clients, grow the number of FTEs we provide in existing campaigns and enhance our share of client spending. As a result, our new office rental and maintenance expenses and other related expenses may increase before we record commensurate increases in revenue or employee benefits expenses.

Delivering complex and high value services for our clients, which impacts pricing of our services and our profitability

We offer customized and differentiated CX solutions and possess the ability to handle complex and mission-critical customer experience interactions. These offerings go well beyond traditional business process outsourcing of help desk functions, as they require a higher degree of training and employee competency to undertake interactions where customer-service scripts would be insufficient to resolve customer problems. This type of work produces higher value for our clients and enables us to price our services accordingly. We also have also increasingly started to gravitate towards high-value, complex interactions, which result in higher margins for our services. For example, since 2018, we have provided technical and customer support for a search engine client’s top-tier advertising customers, which were previously handled entirely by our client’s in-house team. See “Business—Case Studies—Search Engine Client.” Support for the client’s top-tier customers was mission critical, of a higher order of complexity than other interactions with the client, and required shorter issue turnaround times. Consequently, we were able to price these services at higher levels and generate higher margins than other campaigns for this client. Our ability to innovate and offer complex and high value offerings when our clients need them is an important driver of our revenues and margins. Finally, as we expand our service offerings and geographies in which we have delivery centers, we are able to optimize our cost structure across our operations.

Adding new clients that support our growth strategy

From January 1, 2018 to June 30, 2021, we have acquired 32 new clients that we believe offer us the opportunity to effectively execute our growth strategy. Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions, whereas many of our legacy clients tended to be locally focused in only one or two jurisdictions. For example, since 2018, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional e-commerce platform and a leading video game developer. Our newer multinational clients are capable of engaging us in campaigns across more jurisdictions and utilizing a wider range of our services because of their varied, dispersed and more complex business requirements. This transition to a multinational client base has driven the growth of our campaign volumes and revenues. As we continue to develop a multinational client base, we expect the volume of work from our clients across our entire platform to continue to grow. Our ability to add new multinational clients is a driver of our revenues and is impacted by factors such as positive market reputation of our services and our ability to handle complex client omnichannel CX solutions over a broad international footprint.

Efficiently recruiting and managing talent while managing labor costs

We believe the quality of our employees is a key differentiator in securing and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s higher caliber talent. Our results of operations are impacted by: (1) our ability to recruit within short time frames and manage our employees as we scale our business; (2) our ability to optimize productivity; and (3) our ability to manage labor costs.

Attracting, recruiting and managing talent

Our ability to attract, recruit, nurture, train and develop new employees is critical to our ability to grow and scale our business. While we grow our revenues, we also seek to develop a talent pool that can deliver increasing revenue per agent. It is critical that we hire personnel accurately and efficiently with right profile candidates for new campaigns. For some fast deployment campaigns that require talents that are either highly skilled or not available in great abundance, we may utilize higher cost recruitment sourcing channels such as external recruitment agencies to supplement our internal direct hiring. However, after the initial ramp up phases, as the campaign begins to stabilize and normal employee attrition takes its course, our internal recruitment sourcing allow us to hire new employees at a lower cost. We streamlined our recruitment process and boosted the efficiency of our recruitment activities through the development and implementation of in-house proprietary recruitment systems that work in tandem with external human resource management software platform. For example, we developed Flash Hire, a highly customized, remote, video-based recruitment platform that automates initial candidate screening and selection by conducting online interviews and administrating online tests. Our development and implementation of Flash Hire prior to the COVID-19 pandemic has enabled us to hire employees in growing geographic markets during the COVID-19 pandemic.

Personnel retention is one of our top priorities, and we dedicate resources to the educational development of our employees and employee wellbeing, including the development of their professional skills through obtaining relevant certifications and promoting participation in internal and external training sessions. In the year ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntary left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 34% in the Asia Pacific region, according to Frost & Sullivan. Reducing employee attrition helps us control our recruitment expense. In the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, our recruitment expense was 2.7%, 2.7%, 2.4%, 2.4% and 2.3% of our total operating expenses, respectively.

Improving productivity of employees

We believe that our people are our most important asset. We focus on maximizing our employees’ ability to deliver value to our clients through high-value work, which in turn increases our potential revenue per agent. We have developed effective and cost-efficient training and knowledge-base, or KB Tool, management tools, such as Flash Learn, our online learning platform, and KB Tool, our data portal, which allow us to quickly and effectively train our employees to handle complex interactions and employ them in high-value work. Agents who deliver higher complexity services typically provide higher revenue per agent, on average, with employees providing content monitoring and moderation services providing the highest return, followed by employee providing sales and digital marketing services. We have also invested in technological infrastructure that allows us to enhance productivity, such as AI-enhanced chat-bot functionality that can automatically handle many interactions but can also seamlessly hand contact over to human staff to manage more difficult situations. This allows us to increase the volume of interactions that a single human can support.

Managing labor costs

Employee benefits expense primarily consists of the wages we pay to our employees and is our most significant expense, accounting for 78.5%, 76.7%, 77.4%, 76.7% and 79.3%, of our total operating expenses in the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. As we continue to grow our business, we expect that our number of employees will increase, which we expect to drive growth in our revenues as well as our employee benefits expense.

While we expect our labor costs to increase in the future as we continue to grow our business and number of employees, we aim to manage our labor costs so that they do not increase at a rate faster than our revenues. We typically formalize a new campaign or expansion of an existing campaign before we hire employees for those campaigns. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, a FTE is classified as an “agent.” We seek to secure new campaigns at projected revenue levels that match our estimates of the expansion of our work force and increased costs that we expect to incur based on our accumulated experience in the particular business segment and jurisdiction. When considering the fixed rate for such applicable FTE, we also consider factors such as anticipated cost and wage inflation applicable for the relevant office location and the employee skill set that we need.

Our employee benefits expense with respect to an ongoing campaign is usually relatively stable. However, our overall employee benefit expense varies by the mix of services that we provide and the campaigns we undertake.

Employee wages vary by the type of service provided and the skill set of the relevant employees. Agents who deliver higher complexity services typically earn higher wages, on average, with employees providing content monitoring and moderation services receiving the highest wages, followed by employee providing sales and digital marketing services. As the requirements for services we provide change, our employee benefit expense may also change. In addition, the compensation may also include variable components, such as bonuses and performance incentives. In particular, the compensation for employees providing sales and digital marketing services generally includes a higher composition of variable, performance-based commission component linked to a campaign’s KPIs, such as sales attainment by agent.

Following the closing of the offering, we expect to award, subject to the approval of our board of directors, up to approximately 1,815,000 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP. For the purpose of preparing our financial statements, we expect that such share grants will be valued at the fair value of such awards at the date of such award. Accordingly, commencing in the fourth quarter of the year ended December 31, 2021, we expect to start incurring share-based payment expense with respect to such awards. For more information on our PSP, see “Management — Performance Share Plan.”

Foreign exchange rate fluctuations

We conduct business in multiple countries and currencies, such as the U.S. dollar, Singapore dollar, Philippines peso and Malaysian ringgit, and the currencies of other countries where we have operations, and exchange rate fluctuations, especially between the Singapore dollar and the U.S. dollar, may impact our results of operations. We earn revenue primarily denominated in U.S. dollars and Singapore dollars. We incur rental payments, and expenses for employee compensation and other operating expenses in the local currencies of the jurisdictions in which we operate. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar, on the one hand, and other currencies in which we earn revenue, particularly the U.S. dollar, on the other hand, and (ii) fluctuations between the Singapore dollar, on the one hand and other currencies in which we have expenditures, particularly Philippine pesos, Thai baht and Malaysian ringgit, on the other hand. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht, Malaysian ringgit and U.S. dollar could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. In certain circumstances, we may utilize forward foreign exchange contracts or option contracts to hedge the risk of foreign exchange volatility of the Singapore dollar, Malaysian ringgit and Philippines peso. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Income tax expense

We are subject to income taxes in Singapore, the Philippines, Malaysia, Thailand and the other jurisdictions where we have offices. Our income taxes, which is reflected on our consolidated statement of profit or loss and other comprehensive income as “Income tax expense”, consists primarily of taxes incurred, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period. Our effective tax rates differ from the statutory rate applicable to us primarily due to differences between domestic and foreign jurisdiction tax rates, tax credits, non-taxable items, non-deductible expenses, and the impact of tax concessions and benefits in certain jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry of Malaysia, which entitled the subsidiary to enjoy tax incentives under the Customized Incentive scheme. The scheme allowed for a partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have initiated discussions with relevant governmental agency authorities to renew such benefits on a retrospective basis and have applied for these benefits to be extended. In the Philippines, we have benefited from an income tax holiday through our registration with PEZA. Our income tax holiday by PEZA for one of our sites expired on March 31, 2021. Changes in the geographic mix of our revenue can cause our overall effective tax rate to vary from period to period. Our income tax expense for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021 was S$3.5 million, S$7.5 million, S$21.3 million, S$9.8 million and S$10.0 million, respectively.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. Tax exposures can involve technical interpretations of issues and may require an extended period to resolve. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. We cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audits, statute of limitation lapses or the refinement of tax estimates. To the extent the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See also, “Risk Factors—Risks Related to Our Business and Industry—Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.”

Certain Income Statements Line Items

Revenue

We derive our revenues from providing services to our clients. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client, meaning when the performance obligations to the client are met. We usually enter into master service agreements with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price in the agreement for each performance obligation, we invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deductions based on whether we meet (or fail to meet) certain KPIs (where applicable) during that month. In general, we invoice our clients within five to 30 business days from end of the month and typically receive payment within the 30 to 90 day period from the invoice date set forth in our client contracts.

We discuss below the breakdown of our services by revenue and geographic segment and client concentration. For additional information regarding our revenue recognition policy, see “—Critical Accounting Policies—Revenue Recognition.”

Revenue by Service

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; (3) content monitoring and moderation services. We also receive service fee revenues from miscellaneous activities, such as revenues from renting out workspace within our offices and providing human resource and administration services to clients, as well as other miscellaneous service fees.

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	210,820	283,427	65.2	217,349	65.8	120,238	66.4
Sales and digital marketing	49,267	66,235	15.3	46,839	14.2	43,124	23.8
Content monitoring and moderation	59,633	80,170	18.4	61,526	18.6	14,361	7.9
Other service fees(1)	3,638	4,891	1.1	4,551	1.4	3,510	1.9

Revenue	323,358	434,723	100.0	330,265	100.0	181,233	100.0

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	117,292	157,688	62.7	138,396	66.1
Sales and digital marketing	35,492	47,715	19.0	29,335	14.0
Content monitoring and moderation	32,019	43,046	17.1	39,441	18.8
Other service fees(1)	2,371	3,188	1.2	2,108	1.1

Revenue	187,174	251,637	100.0	209,280	100.0

Note:

(1)	Revenues from other service fees include revenues classified in our Consolidated Financial Statements as workspace, payroll outsourcing and other services.

Geographic Segment

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages through our offices in ten geographies, namely: Singapore, Malaysia, Thailand, Philippines, Japan, China, Spain, India, Colombia and Romania. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with. The delivery center location out of which we provide services does not correlate consistently to the location of the customers of our clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which we provide services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of our clients may access our services from various geographies and not just the location of their residence.

The following table sets forth our revenues by geography, by amount and as a percentage of our revenues for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
		(in thousands, except percentages)
Geography(1)
Singapore(2)	90,049	121,062	27.9	96,175	29.1	64,256	35.5
Philippines(3)	81,276	109,268	25.1	84,169	25.5	49,946	27.5
Malaysia(2)	84,035	112,976	26.0	82,795	25.1	48,421	26.7
Thailand(2)	40,304	54,185	12.5	41,445	12.5	12,961	7.1
Japan	16,929	22,759	5.2	9,008	2.7	1,722	1.0
China	8,554	11,500	2.6	16,099	4.9	3,927	2.2
Spain(4)	2,211	2,973	0.7	574	0.2	—	—
India(1)	—	—	—	—	—	—	—
Colombia(1)	—	—	—	—	—	—	—
Romania(1)	—	—	—	—	—	—	—

Total	323,358	434,723	100.0	330,265	100.0	181,233	100.0

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Geography(1)
Singapore(2)	50,488	67,876	27.0	56,713	27.1
Philippines(3)	47,692	64,117	25.5	49,983	23.9
Malaysia(2)	48,118	64,690	25.7	56,773	27.1
Thailand(2)	24,006	32,274	12.8	26,114	12.5
Japan	11,077	14,892	5.9	11,712	5.6
China	3,649	4,906	1.9	6,801	3.2
Spain(4)	2,144	2,882	1.2	1,184	0.6
India(1)	—	—	—	—	—
Colombia(1)	—	—	—	—	—
Romania(1)	—	—	—	—	—

Total	187,174	251,637	100.0	209,280	100.0

Notes:

(1)

For a description of the services provided in each of our offices in the above table, along with our offices in Colombia and India, which were opened after December 31, 2019, and our office in Romania, which was opened after December 31, 2020, see “Business – Our Offices.”

(2)

The offices in Singapore, Malaysia and Thailand primarily provide support to Southeast Asian and North Asian customers in a variety of regional languages, including Mandarin Chinese speakers in the region, which we refer to as our “Southeast Asia” end-market.

(3)

The offices in the Philippines primarily provide English language support to customers mainly in North America, the United Kingdom, Ireland, Australia and New Zealand, which we refer to as our “Global English” end-market.

(4)	Our office in Spain was opened towards the end of 2018.

Employee Benefits Expense

Our employee benefits expense consists primarily of wages and salaries paid to agents, support and management personnel, commissions and incentive payments, payments to defined contribution plans, directors’ remuneration and others.

Depreciation Expense

Depreciation consists of depreciation expense recorded on right-of-use assets with respect to our property leases, leasehold improvements, furniture and fittings and office equipment and software, over an item’s useful life.

Rental and Maintenance Expense

Rental and maintenance expense consists of the rent we pay for the use of office equipment, including computer equipment, short term and temporary workspace rental and other costs associated with the maintenance and upkeep of our offices.

Recruitment Expense

Recruitment expenses consists of the expenses related to our recruitment efforts, such as staff referral bonuses, job board subscriptions, placement fee paid to recruiters, contract buyouts paid to former employers of new employees and the costs paid for immigration and work permits, travel and temporary accommodations for expatriate employees.

Transportation and Travelling Expense

Transportation and travelling expense consists of airfare, transport, hotels and other travel allowances paid to our employees for short-term travel.

Telecommunication and Technology Expense

Telecommunication and technology expense consists of telephone, voice, fax and mobile communication costs, data communication costs, information technology supplies, internet connection costs, data network lines and outsourced information technology services.

Interest expense

Interest expense consist of interest on our bank loans and interest on lease liabilities for our property leases.

Other Operating Expense

Other operating expenses consist of advertising costs, cloud software subscription fees, various professional service fees, stamp levies, insurance expense, utilities expense, cleaning and security costs, printing and stationery, other miscellaneous office and establishment costs and gain or loss from foreign exchange movement.

Other Comprehensive Income

We recognize certain items that will not be reclassified to profit or loss on our consolidated statement of income. In particular, we recognize the remeasurement of retirement benefit obligations, which is the fair value of our retirement benefit obligations, which are adjusted on an annual basis to account for changes to the actuarial assumptions used to calculate such amounts, including the relevant mortality rate and future cash flow discount rate.

We also recognize the exchange differences on translation of foreign operations as part of our total comprehensive income, which reflects the currency effects of consolidating our foreign operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2021	2020	2020	2019	2018
	(S$ in thousands)
Revenue	251,637	209,280	434,723	330,265	181,233
Employee benefits expense	(155,426)	(126,167)	(257,985)	(189,912)	(109,373)
Depreciation expense	(19,839)	(15,633)	(33,065)	(24,599)	(12,908)
Rental and maintenance expense	(5,677)	(5,856)	(10,603)	(9,220)	(2,623)
Recruitment expense	(4,515)	(3,942)	(8,005)	(6,680)	(3,792)
Transport and travelling expense	(533)	(670)	(1,504)	(2,083)	(1,358)
Telecommunication and technology expense	(3,920)	(3,013)	(6,305)	(4,522)	(2,385)
Interest expense	(3,747)	(1,496)	(3,058)	(2,893)	(1,128)
Other operating expense	(6,144)	(9,052)	(15,836)	(10,478)	(6,872)
Gain on disposal of a subsidiary	—	731	731	—	—
Share of profit from an associate	43	—	196	—	—
Interest income	174	245	594	465	268
Other operating income	2,744	3,866	7,514	717	546

Profit before income tax	54,797	48,293	107,397	81,060	41,608
Income tax expenses	(10,034)	(9,769)	(21,303)	(7,524)	(3,520)

Profit for the period/year	44,763	38,524	86,094	73,536	38,088
Other comprehensive income (loss)(1)	(1,153)	1,344	536	840	(71)

Total comprehensive income for the period/year	43,610	39,868	86,630	74,376	38,017

Basic and diluted earnings per share (in S$)	0.36	0.31	0.70	0.60	0.31

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenue. Our revenues increased by 20.2% to S$251.6 million (US$187.2 million) for the six months ended June 30, 2021 from S$209.3 million for the six months ended June 30, 2020 primarily due to a 62.7% increase in revenue from providing sales and digital marketing services, a 13.9% increase in revenues from providing omnichannel CX solutions as well as a 9.1% increase in revenues from providing content monitoring and moderation services. In each case, the increase was primarily driven by increased demand for services from existing new economy clients.

•

Our revenues from providing omnichannel CX solutions increased by 13.9% to S$157.7 million (US$117.3 million) for the six months ended June 30, 2021 from S$138.4 million for the six months ended June 30, 2020 primarily due to increased revenues from one of our largest new economy clients from the expansion of existing campaigns in Singapore and the Philippines, which on a combined basis, contributed to a 114.8% increase in revenues from that client compared to the prior period. Furthermore, we also had increased revenues from another new economy client for services provided from our Malaysia delivery center, which contributed to a 32.6% increase in revenue from that client compared to the prior period. During the same period, these gains were offset by a 27.5% decrease in revenue from clients in the travel and hospitality sectors (including from Airbnb), due to the disruptions in the travel industry caused by COVID-19, primarily with respect to services delivered out of our China, Japan and Malaysia service delivery locations.

•

Our revenues from providing sales and digital marketing services increased by 62.7% to S$47.7 million (US$35.5 million) for the six months ended June 30, 2021 from S$29.3 million for the six months ended June 30, 2020 primarily due to revenue generated from the expansion of existing campaigns (i) for an existing new economy client from our Singapore and Philippines offices; (ii) for an existing new economy client campaign from our Malaysia, Philippines and China offices; and (iii) for an existing new economy client campaign from our Spain office.

•

Our revenues from providing content monitoring and moderation services increased by 9.1% to S$43.0 million (US$32.0 million) for the six months ended June 30, 2021 from S$39.4 million in the six months ended June 30, 2020 primarily due to the continued expansion of existing content moderation campaigns for one of our largest clients from our Singapore and Thailand offices and the contribution from several new campaigns for this client that commenced in the fourth quarter of 2020 from our Thailand office.

•

Our revenues from our other service fees increased by 51.2% to S$3.2 million (US$2.4 million) for the six months ended June 30, 2021 from S$2.1 million for the six months ended June 30, 2020 primarily due to an increase in revenue earned from new projects from our existing clients as well as the fees from the onboarding of a new client and fees associated with the expansion of an ongoing campaign with an existing client.

Employee Benefits Expense. Our employee benefits expense increased by 23.1% to S$155.4 million (US$115.6 million) for the six months ended June 30, 2021 from S$126.2 million for the six months ended June 30, 2020 primarily due to an increase in employee headcount. Our average number of employees in the first half of 2021 increased 23.3% compared to the same period of 2020, as a result of the increase in our business over the course of 2020 as well as increase in staffing in the first half of 2021 in anticipation of the commencement of new campaigns in 2021 and volume expansion in existing campaigns.

Depreciation Expense. Our depreciation expense increased by 26.9% to S$19.8 million (US$14.8 million) for the six months ended June 30, 2021 from S$15.6 million for the six months ended June 30, 2020 primarily due to depreciation on right-of-use assets with respect to our property leases resulting from expansion of office space and/or new leases in Malaysia, Thailand, Philippines, Japan, Spain, India and Colombia. In addition, there was increased depreciation on renovations and capital expenditures undertaken in the expansion of our office space to support the growth of our business, but this was partially offset by certain of our assets having become fully depreciated in the period and, accordingly, no longer contributing to our depreciation expense.

Rental and Maintenance Expense. Our rental and maintenance expense decreased by 3.1% to S$5.7 million (US$4.2 million) for the six months ended June 30, 2021 from S$5.9 million for the six months ended June 30, 2020 primarily due to the transition of our Spanish office from co-working space memberships, which were categorized as rental expenses, to a new office space, which we leased and therefore recognized as a right-of-use asset subject to depreciation. This was offset by an overall increase in expenses relating to the leasing of computer equipment to support increased work from home arrangements in the first half of 2021 in Malaysia and the Philippines, as further COVID-19 related restrictions were imposed.

Recruitment Expense. Our recruitment expense increased by 14.6% to S$4.5 million (US$3.4 million) for the six months ended June 30, 2021 from S$3.9 million for the six months ended June 30, 2020 primarily due to increased expenses relating to higher placement fees and expenses associated with immigration and work permits for international employees to support expanded campaigns in our Singapore, Japan, Thailand and Malaysia offices. This was partially offset by reduced travel by our recruiters resulting from COVID-19 related travel restrictions and increased use of our Flash Hire platform.

Transport and Travelling Expense. Our transport and travelling expense decreased by 20.6% to S$0.5 million (US$0.4 million) for the six months ended June 30, 2021 from S$0.7 million for the six months ended June 30, 2020 primarily related to a decrease in travel as a result of COVID-19.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 30.1% to S$3.9 million (US$2.9 million) for the six months ended June 30, 2021 from S$3.0 million for the six months ended June 30, 2020 primarily due to increased costs of telecommunications infrastructure and greater payments for software licenses as we expanded our business in the last three quarters of 2020 and the first half of 2021. In addition, our data usage significantly increased due to client preferences with respect to the retention of control of their customers’ information, which requires us to use more data to access customer information on our clients’ networks than if the customer information were stored on our own network.

Interest expense. Our interest expense increased by 150.5% to S$3.7 million (US$2.8 million) for the six months ended June 30, 2021 from S$1.5 million for the six months ended June 30, 2020 primarily due to interest expense relating to the Credit Suisse Facility.

Other Operating Expense. Our other operating expense decreased by 32.8% to S$6.1 million (US$4.6 million) for the six months ended June 30, 2021 from S$9.1 million for the six months ended June 30, 2020 primarily due to a reduction in professional fees associated with the offering incurred in the relevant periods.

Gain on Disposal of a Subsidiary. We did not dispose any subsidiary in the six months ended June 30, 2021. In the six months ended June 30, 2020, we recognized a gain on disposal of a subsidiary of S$0.7 million related to the disposal of a subsidiary in Indonesia.

Share of Profit from an Associate. Our share of profit from an associate was negligible for the six months ended June 30, 2021 and for the six months ended June 30, 2020 due to recognition of the negligible share of profit from an associate in Hong Kong during the period.

Other Operating Income. Our other operating income decreased by 29.0% to S$2.7 million (US$2.0 million) for the six months ended June 30, 2021 from S$3.9 million for the six months ended June 30, 2020 primarily due to government grants we received in response to the COVID-19 pandemic in the second quarter of 2020, being reduced through the first half of 2021.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 13.5% to S$54.8 million (US$40.8 million) for the six months ended June 30, 2021 from S$48.3 million for the six months ended June 30, 2020.

Income Tax Expenses. Our income tax expenses increased by 2.7% to S$10 million (US$7.5 million) for the six months ended June 30, 2021 from S$9.8 million for the six months ended June 30, 2020. The rate of increase in income tax expenses was lower than the 13.5% increase in profit before income tax because we derived a greater proportion of profit before income tax from a site in the Philippines with a lower effective tax rate due to tax incentives as compared to the six months ended June 30, 2020.

Profit for the period. As a result of the foregoing, our profit for the period increased by 16.2% to S$44.8 million (US$33.3 million) for the six months ended June 30, 2021 from S$38.5 million for the six months ended June 30, 2020.

Other Comprehensive Income (Loss). Our other comprehensive income was a loss of S$1.2 million (US$0.9 million) in the first six months of 2021, compared to income of S$1.3 million in the first six months of 2020, primarily due to effects of exchange rate differences on translation of foreign operations on consolidation.

Total Comprehensive Income for the Period. As a result of the foregoing, our total comprehensive income for the period increased by 9.4% to S$43.6 million (US$32.4 million) for the six months ended June 30, 2021 from S$39.9 million for the six months ended June 30, 2020.

Comparison of Years Ended December 31, 2019 and 2020

Revenue. Our revenues increased by 31.6% to S$434.7 million (US$323.4 million) for the year ended December 31, 2020 from S$330.3 million for the year ended December 31, 2019 primarily due to a 30.4% increase in revenues from providing omnichannel CX solutions, a 41.4% increase in revenue from providing sales and digital marketing service, as well as a 30.3% increase in revenues from providing content monitoring and moderation services. In each case, the increase was primarily driven by increased demand for services from existing new economy clients.

•

Our revenues from providing omnichannel CX solutions increased by 30.4% to S$283.4 million (US$210.8 million) for the year ended December 31, 2020 from S$217.3 million for the year ended December 31, 2019 primarily due to increased revenues from one of our largest clients from the expansion of existing campaigns in Singapore and the Philippines, which on a combined basis, contributed to a 157.1% increase in revenues from that client compared to 2019 revenue from that client. This includes campaigns which commenced in 2019 and were in effect for a full year in 2020. Furthermore, we also had increased revenues from another new economy client for services provided from our Malaysia delivery center, which contributed to an 202.4% increase in revenue from that client from 2019. In addition, we generated a 368.1% increase in revenues from a new economy client from 2019 that we onboarded from our Philippines and Japanese delivery centers in the fourth quarter of 2019, due to an increase in scale of these campaigns, as well as the full year effect of providing services to this client. During the same period, these gains were offset by a 13.2% decrease in revenue from clients in the travel and hospitality sectors (including from one of our largest clients), due to the disruptions in the travel industry caused by COVID-19, primarily with respect to services delivered out of our Philippines and Chinese service delivery locations.

•

Our revenues from providing sales and digital marketing services increased by 41.4% to S$66.2 million (US$49.3 million) for the year ended December 31, 2020 from S$46.8 million for the year ended December 31, 2019 primarily due to revenue generated from the expansion of existing campaigns (i) for an existing new economy client from our Singapore office; and (ii) from the expansion of an existing new economy client campaign from our Malaysia office. Our revenue also increased due to the commencement of a new campaign for an existing client from our Beijing office.

•

Our revenues from providing content monitoring and moderation services increased by 30.3% to S$80.2 million (US$59.6 million) for the year ended December 31, 2020 from S$61.5 million in the year ended December 31, 2019 primarily due to the continued expansion of existing content moderation campaigns for one of our largest clients from our Singapore and Thailand offices and the commencement of several new campaigns for this client in the fourth quarter of 2020 from our Thailand office.

•

Our revenues from our other service fees increased by 7.5% to S$4.9 million (US$3.6 million) for the year ended December 31, 2020 from S$4.6 million for the year ended December 31, 2019 primarily due to increase in revenue earned from new projects from our existing clients.

Employee Benefits Expense. Our employee benefits expense increased by 35.8% to S$258.0 million (US$191.9 million) for the year ended December 31, 2020 from S$189.9 million for the year ended December 31, 2019 primarily due to an increase in employee headcount. Our average number of employees in 2020 increased 23.3% from 2019. The larger rate of increase in employee benefits expense as compared to our average headcount was due to expansion of our existing campaigns and commencement of new campaigns from our existing new economy clients, which had language and skill requirements that required us to hire higher-wage employees. Notwithstanding the overall increase in headcount and employee benefits expense, the decrease in activity of a number of campaigns, in particular with respect to the travel and hospitality sector, resulted in layoffs of agents engaged in such campaigns in the second and third quarter of 2020. Following these reductions in headcount, our overall headcount continued to increase as campaigns for clients in other sectors increased in activity throughout 2020.

Depreciation Expense. Our depreciation expense increased by 34.4% to S$33.1 million (US$24.6 million) for the year ended December 31, 2020 from S$24.6 million for the year ended December 31, 2019 primarily due to depreciation on right-of-use assets with respect to our property leases resulting from expansion of office space and/or new leases in Malaysia, the Philippines, Thailand, Shanghai, Colombia and India. In addition, there was increased depreciation on renovations and capital expenditures undertaken to support the growth of our business.

Rental and Maintenance Expense. Our rental and maintenance expenses increased by 15.0% to S$10.6 million (US$7.9 million) for the year ended December 31, 2020 from S$9.2 million for the year ended December 31, 2019 primarily due to increased physical co-working space required for our operations in Yokohama, Japan in 2019 as well as the cleaning and security costs and technology equipment installations in our new and expanded office spaces.

Recruitment Expense. Our recruitment expense increased by 19.8% to S$8.0 million (US$6.0 million) for the year ended December 31, 2020 from S$6.7 million for the year ended December 31, 2019 primarily related to our increase in employee headcount as our average number of employees in 2020 increased 23.3% from 2019. The increase in our recruitment expense was primarily due to increases in the number of our employees in the Philippines whom we hired to fulfill increased demand from our clients as we scaled up existing campaigns and commenced new campaigns and increased expenditure on immigration and work permits in Malaysia and the Philippines due to the increase in foreign employees situated in these offices.

Transport and Travelling Expense. Our transport and travelling expense decreased by 27.8% to S$1.5 million (US$1.1 million) for the year ended December 31, 2020 from S$2.1 million for the year ended December 31, 2019 primarily related to a decrease in travel as a result of COVID-19.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 39.4% to S$6.3 million (US$4.7 million) for the year ended December 31, 2020 from S$4.5 million for the year ended December 31, 2019 primarily due to increased costs of telecommunications infrastructure and greater payments for software licenses as we expanded our business. In addition, our data usage significantly increased due to client preferences with respect to the retention of control of their customers’ information, which requires us to use more data to access customer information on our clients’ networks than if the customer information were stored on our own network.

Interest expense. Our interest expense increased by 5.7% to S$3.1 million (US$2.3 million) for the year ended December 31, 2020 from S$2.9 million for the year ended December 31, 2019 primarily due to an increase in interest expense on lease liabilities.

Other Operating Expense. Our other operating expenses increased by 51.1% to S$15.8 million (US$11.8 million) for the year ended December 31, 2020 from S$10.5 million for the year ended December 31, 2019 primarily due to transaction costs associated with the offering, an increase in professional fees and the forfeiture of upfront deposits paid by our subsidiary in Japan due to premature termination of the rental commitment in view of the planned relocation of the operations to its own-fitted office site in Yokohama scheduled by end of the second quarter of 2021. These increases were partly offset by reductions in realized and unrealized foreign exchange currency losses.

Gain on Disposal of a Subsidiary. Our gain on disposal of a subsidiary increased by 100.0% to S$0.7 million (US$0.5 million) for the year ended December 31, 2020 due to the disposal of a subsidiary in Indonesia during the year.

Share of Profit from an Associate. Our share of profit from an associate increased by 100.0% to S$0.2 million (US$0.1 million) for the year ended December 31, 2020 due to recognition of the share of profit from an associate in Hong Kong during the year.

Other Operating Income. Our other operating income increased by 948.0% to S$7.5 million (US$5.6 million) for the year ended December 31, 2020 from S$0.7 million for the year ended December 31, 2019 primarily due to an increase in government grant and credit scheme subsidies in Singapore, the most significant of which relates to the Jobs Support Scheme, which contributed to an S$5.3 million increase.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 32.5% to S$107.4 million (US$79.9 million) for the year ended December 31, 2020 from S$81.1 million for the year ended December 31, 2019.

Income Tax Expenses. Our income tax expenses increased by 183.1% to S$21.3 million (US$15.8 million) for the year ended December 31, 2020 from S$7.5 million for the year ended December 31, 2019. The rate of increase in income tax expenses was higher than the 32.5% increase in profit before tax because of the expiration of tax incentives in Malaysia in January 2020, which resulted in our Malaysian office paying standard corporate tax rates in 2020, as well as an increase in taxable profit generated from Singapore.

Profit for the year. As a result of the foregoing, our profit for the year increased by 17.1% to S$86.1 million (US$64.0 million) for the year ended December 31, 2020 from S$73.5 million for the year ended December 31, 2019.

Other Comprehensive Income. Our other comprehensive income was S$0.5 million (US$0.4 million) in 2020, compared to S$0.8 million in 2019, primarily due to effects of exchange rate differences on translation of foreign operations.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year increased by 16.5% to S$86.6 million (US$64.4 million) for the year ended December 31, 2020 from S$74.4 million for the year ended December 31, 2019.

Comparison of Years Ended December 31, 2018 and 2019

Revenue. Our revenues increased by 82.2% to S$330.3 million for the year ended December 31, 2019 from S$181.2 million for the year ended December 31, 2018 primarily due to a 80.8% increase in revenues from providing omnichannel CX solutions, a 8.6% increase in revenue from providing sales and digital marketing service, as well as a 328.4% increase in revenues from providing content monitoring and moderation services. In each case, these increases were primarily driven by increased demand for services from existing clients.

•

Our revenues from providing omnichannel CX solutions increased by 80.8% to S$217.3 million for the year ended December 31, 2019 from S$120.2 million for the year ended December 31, 2018 primarily due to increased revenues from two of our largest clients for key campaigns from our Singapore, Philippines and Malaysia offices, which on a combined basis, contributed to a 42.2% increase in revenues from 2018. This includes campaigns which commenced in the second half of 2018 and were in effect for a full year in 2019 with one of our largest clients. Furthermore, we also had increased revenues from one of our largest clients for services provided from our Japan and China delivery centers, which on a combined basis contributed to an 8.4% increase in revenue from 2018. In addition, we generated a 5.0% increase in revenues from 2018 from a new economy client that we onboarded from our Malaysia office in the second quarter of 2018, due to an increase in scale of the campaign, as well as the full year effect of providing services to this client.

•	Our revenues from providing sales and digital marketing services increased by 8.6% to S$46.8 million for the year ended December 31, 2019 from S$43.1 million for the year ended December 31, 2018 primarily due to revenue generated from new campaigns (i) for an existing new economy client from our Japan office that commenced in December 2018 but that we scaled up through 2019; (ii) from our Malaysia office that commenced in the second quarter of 2019; and (iii) from our Beijing office in the second and third quarters of 2019. There were also campaigns that commenced in the first and third quarters of 2018 for the same new economy client from our Malaysia office and continued throughout the year in 2019. This new economy client contributed to a 21.7% increase in revenues from 2018.

•

Our revenues from providing content monitoring and moderation services increased by 328.4% to S$61.5 million for the year ended December 31, 2019 from S$14.4 million in the year ended December 31, 2018, primarily due to the commencement of a content moderation campaign for one of our largest clients in the third quarter of 2018 from our Singapore and Thailand offices. The campaign subsequently became fully operational and significantly contributed to our revenue in 2019.

•

Our revenues from our other service fees increased by 29.7% to S$4.6 million for the year ended December 31, 2019 from S$3.5 million for the year ended December 31, 2018 primarily due to an increase in revenue earned from new projects from our existing clients.

Employee Benefits Expense. Our employee benefits expense increased by 73.6% to S$189.9 million for the year ended December 31, 2019 from S$109.4 million for the year ended December 31, 2018 primarily due to an increase in employee headcount. Our average number of employees in 2019 increased 66.4% from 2018. The larger rate of increase in employee benefits expense as compared to our average headcount was due to expansion of our existing campaigns and commencement of new campaigns from our existing new economy clients, which had language and skill requirements that required us to hire higher-wage employees. In addition, the full year effect with respect to employees of certain significant new campaigns that were launched in the third and fourth quarters of 2018 contributed to the increase in employee benefits expense for the year ended December 31, 2019.

Depreciation Expense. Our depreciation expense increased by 90.6% to S$24.6 million for the year ended December 31, 2019 from S$12.9 million for the year ended December 31, 2018 due to increased depreciation on renovations and capital expenditure incurred to keep pace with our business volume growth, especially in Singapore, Malaysia, Philippines and Thailand. In addition, there was increased depreciation on right-of-use assets with respect to our property leases resulting from expansion of office space, especially in Thailand.

Rental and Maintenance Expense. Our rental and maintenance expenses increased by 251.5% to S$9.2 million for the year ended December 31, 2019 from S$2.6 million for the year ended December 31, 2018 primarily due to increased physical co-working space required for our operations (for the establishment of our short term temporary workspace in Spain and Yokohama, Japan in 2019) as well as the technology equipment installations at these new premises.

Recruitment Expense. Our recruitment expense increased by 76.2% to S$6.7 million for the year ended December 31, 2019 from S$3.8 million for the year ended December 31, 2018 primarily related to our rapid increase in employee headcount as our average number of employees in 2019 increased 66.4% from 2018. The increase in our recruitment expense was primarily due to increases in the number of our employees in China, Japan, the Philippines and Malaysia whom we hired to fulfill increased demand from our clients as we scaled up existing campaigns and commenced new campaigns.

Transport and Travelling Expense. Our transport and travelling expense increased by 53.4% to S$2.1 million for the year ended December 31, 2019 from S$1.4 million for the year ended December 31, 2018 primarily related to the increase in our headcount and the expansion of our geographic footprint.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 89.6% to S$4.5 million for the year ended December 31, 2019 from S$2.4 million for the year ended December 31, 2018 primarily due to increased costs of telecommunications infrastructure as we expanded our business. In addition, our data usage significantly increased due to client preferences with respect to the retention of control of their customers’ information, which requires us to use more data to access customer information on our clients’ networks than if the customer information were stored on our own network.

Interest expense. Our interest expense increased by 156.5% to S$2.9 million for the year ended December 31, 2019 from S$1.1 million for the year ended December 31, 2018 primarily due to the increase in indebtedness in connection with bank loans as well as an increase in interest expense on lease liabilities.

Other Operating Expense. Our other operating expenses increased by 52.5% to S$10.5 million for the year ended December 31, 2019 from S$6.9 million for the year ended December 31, 2018 primarily due to an increase in utilities and maintenance expenses as a result of our increase in office space, as well as realized and unrealized foreign exchange currency loss.

Other Operating Income. Our other operating income increased by 31.3% to S$0.7 million for the year ended December 31, 2019 from S$0.5 million for the year ended December 31, 2018 due to an increase in government grant and credit scheme subsidies in Singapore.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 94.8% to S$81.1 million for the year ended December 31, 2019 from S$41.6 million for the year ended December 31, 2018.

Income Tax Expenses. Our income tax expenses increased by 113.8% to S$7.5 million for the year ended December 31, 2019 from S$3.5 million for the year ended December 31, 2018. The rate of increase in income tax expenses was marginally higher than the 94.8% increase in profit before tax because of the larger contribution of taxable profit generated from our Singapore and Thailand offices, which were not entitled to tax incentives similar to those received by our offices in the Philippines and Malaysia over the same period.

Profit for the year. As a result of the foregoing, our profit for the year increased by 93.1% to S$73.5 million for the year ended December 31, 2019 from S$38.1 million for the year ended December 31, 2018.

Other Comprehensive Income. Our other comprehensive income was S$0.8 million in 2019, compared to minimal income in 2018, primarily due to effects of exchange rate differences on translation of foreign operations.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year increased by 95.6% to S$74.4 million for the year ended December 31, 2019 from S$38.0 million for the year ended December 31, 2018.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the six quarters from January 1, 2020 to June 30, 2021. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considers necessary for a fair statement of our financial position and results of operation for the quarters presented.

	For the Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
	(S$ in thousands)
Revenue	131,565	120,072	120,174	105,269	103,074	106,206
Employee benefits expense	(80,672)	(74,754)	(68,863)	(62,955)	(62,765)	(63,402)
Depreciation expense	(9,899)	(9,940)	(8,913)	(8,519)	(8,094)	(7,539)
Rental and maintenance expense	(2,839)	(2,838)	(2,423)	(2,324)	(2,875)	(2,981)
Recruitment expense	(2,534)	(1,981)	(2,230)	(1,833)	(1,691)	(2,251)
Transport and travelling expense	(305)	(228)	(232)	(602)	(301)	(369)
Telecommunication and technology expense	(2,053)	(1,867)	(1,691)	(1,601)	(1,536)	(1,477)
Interest expense	(2,826)	(921)	(787)	(775)	(703)	(793)
Other operating expense	(3,341)	(2,803)	(4,171)	(2,613)	(8,179)	(873)
Gain on disposal of a subsidiary	—	—	—	—	—	731
Share of profit from an associate	18	25	196	—	—	—
Interest income	90	84	169	180	121	124
Other operating income	1,017	1,727	1,984	1,664	3,503	363

Profit before income tax	28,221	26,576	33,213	25,891	20,554	27,739
Income tax expenses	(5,805)	(4,229)	(6,251)	(5,283)	(5,050)	(4,719)

Profit for the period	22,416	22,347	26,962	20,608	15,504	23,020
Other comprehensive income (loss)(1)	(1,041)	(112)	(1,253)	445	(400)	1,744

Total comprehensive income for the period	21,375	22,235	25,709	21,053	15,104	24,764

Basic and diluted earnings per share (in S$)	0.18	0.18	0.22	0.17	0.13	0.19

Note:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

Quarterly Trends

Our revenues and profitability have varied from quarter to quarter. Our revenues slightly decreased in the second quarter of 2020 due to decreased revenue from clients in the travel and hospitality sectors (including from Airbnb) from S$41.3 million in the first quarter of 2020 to S$29.9 million in the second quarter of 2020 resulting from the decrease in travel associated with COVID-19, however this was partially offset by an increase in revenue from existing and newly acquired new economy and traditional blue-chip clients in the same quarter. Revenues from these existing and newly acquired new economy clients continued to grow in the third and fourth quarters of 2020, while revenues from clients in the travel and hospitality sectors began to stabilize and, in some cases, recover. Revenues in the first quarter of 2021 remained even with the fourth quarter of 2020, given the decrease in revenue from clients in the travel and hospitality sectors (including from Airbnb) related to seasonality, offset by an increase in revenue from our largest new economy clients. However, revenues resumed growth in the second quarter of 2021 as economies began to open up as COVID-19 related restrictions eased and our existing clients expanded their campaigns.

Our other operating expense increased in the second quarter of 2020 primarily due to transaction costs associated with the offering as well as foreign currency losses arising from the effect of a weakened U.S. dollar on our U.S. dollar-denominated receivables and increased again in the fourth quarter of 2020 primarily due to similar foreign currency losses as in the second quarter of 2020 as well as costs associated with our transition into more permanent office space in Japan. We also incurred expenses due to the loss of deposits associated with office space which we were planning on utilizing in the second quarter of 2020 and subsequently decided not to occupy. Our employee benefits expense generally increased in the first and second quarters of 2021, as compared to the first and second quarters of 2020, due to an increase in our business from the expansion of existing projects and onboarding of new clients in various jurisdictions over the course of 2021, which resulted in an increase in our employee headcount, and this trend has continued into the third quarter of 2021. Our other operating income increased in the second quarter of 2020 due to government grants we received in response to the COVID-19 pandemic, which we continued to receive in each subsequent quarter of 2020 and including the first and second quarter of 2021. Our interest expenses increased in the second quarter of 2021 as we recognized our first full quarter of interest on the Credit Suisse Facility, which we expect to repay using a portion of the net proceeds from this offering.

Key Financial and Operating Metrics

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our financial and operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Revenue (S$ thousands)	251,637	209,280	434,723	330,265	181,233
Profit for the period (S$ thousands)	44,763	38,524	86,094	73,536	38,088
EBITDA (S$ thousands)(1)	78,209	65,178	142,926	108,087	55,376
Net profit margin (%)	17.8	18.4	19.8	22.2	21.0
EBITDA margin (%)(1)	31.1	31.1	32.9	32.7	30.6
Number of clients(2)	43	41	38	38	36
Number of agents(2)	10,020	7,473	9,128	7,213	4,608
Revenue per agent (S$ thousands)(3)	28	27	54	54	49
Debt (bank loans) (S$ thousands)	289,054	40,113	40,306	34,421	30,548
Debt/EBITDA Ratio(1)	N/A	N/A	0.3	0.3	0.6

Notes:

(1)	EBITDA and Debt/EBITDA Ratio are non-IFRS financial measures. See “—Non-IFRS Financial Measures” for information regarding the limitations of using EBITDA as a financial measure.
(2)	As of the end of the year or period.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an "agent."

Non-IFRS Financial Measurements

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We monitor EBITDA and EBITDA margin because they assist us in comparing our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations. We define EBITDA as profit for the year before interest expense, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of our results of operations or financial condition as reported under IFRS.

The following table presents a reconciliation of EBITDA to profit for the period and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	Margin	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	323,358	434,723	—	330,265	—	181,233	—
Profit for the year and net profit margin	64,039	86,094	19.8%	73,536	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,595	33,065	7.6%	24,599	7.4%	12,908	7.1%
Income tax expenses	15,846	21,303	4.9%	7,524	2.3%	3,520	2.0%
Interest expense	2,275	3,058	0.7%	2,893	0.9%	1,128	0.6%
Interest income	(442)	(594)	(0.1%)	(465)	(0.1%)	(268)	(0.1%)

EBITDA and EBITDA margin	106,313	142,926	32.9%	108,087	32.7%	55,376	30.6%

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	187,174	251,637	—	209,280	—
Profit for the period and net profit margin	33,296	44,763	17.8%	38,524	18.4%
Adjustments:
Depreciation expense	14,757	19,839	7.9%	15,633	7.5%
Income tax expenses	7,464	10,034	4.0%	9,769	4.7%
Interest expense	2,787	3,747	1.5%	1,496	0.7%
Interest income	(129)	(174)	(0.1%)	(245)	(0.1%)

EBITDA and EBITDA margin	58,175	78,209	31.1%	65,177	31.1%

Liquidity and Capital Resources

Capital Resources

Our primary sources of liquidity are cash flows generated from operating activities and borrowings under our credit facilities. For further details, see “Description of Certain Indebtedness.” As of June 30, 2021, we had S$81.2 million (US$60.4 million) of cash and cash equivalents, S$7.6 million (US$5.7 million) of fixed deposits and S$2.4 million (US$1.8 million) of pledged deposits out of which S$1.9 million (US$1.4 million) is used to secure the facilities described below.

Our cash needs are primarily for the funding of capital expenditures and working capital.

We incur capital expenditures primarily for the expansion of offices, including for fixtures and furnishings for both new offices and existing offices. During the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, we incurred capital expenditures of S$19.7 million, S$29.0 million, S$18.2 million, S$7.2 million and S$18.3 million, respectively. We principally source the funds for our capital expenditures from internally generated cash from operations.

Our primary working capital requirements arise typically from the timing gap between our payroll-related obligations, office and equipment lease, statutory payments and contributions, bills for capital expenditures and the invoicing and collection of fee income from our clients.

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with our current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or issue equity to finance any such acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facilities, we may be subject to additional contractual restrictions on our business.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2018, 2019 and 2020 and for the six months ended June 30, 2020 and 2021.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2021	2020	2020	2019	2018
					(Restated)
	(S$ in thousands)
Net cash from operating activities	53,505	83,944	130,484	76,044	37,320
Net cash used in investing activities	(16,006)	(7,228)	(23,682)	(27,627)	(20,863)
Net cash used in financing activities	(15,540)	(1,962)	(83,274)	(36,655)	(10,680)

Net increase in cash and cash equivalents	21,959	74,754	23,528	11,762	5,777
Effect of exchange rate changes on balance of cash held in foreign currencies	(604)	736	359	185	(71)
Cash and cash equivalents at the beginning of the period/year	59,807	35,920	35,920	23,973	18,267

Cash and cash equivalents at the end of the period/year	81,162	111,410	59,807	35,920	23,973

Net cash from operating activities

Net cash from operating activities for the six months ended June 30, 2021 was S$53.5 million (US$39.8 million), primarily comprising profit before income tax of S$54.8 million, adjusted for non-cash items including depreciation expense of S$19.8 million, a decrease in other receivables of S$1.2 million primarily due to receipts of government grants in Singapore and decrease in down-payment for fitting out of new office space partially offset by an increase in trade receivables of S$10.2 million primarily due to increase in overall revenue, increase in contract assets of S$4.8 million, consisting of unbilled invoices for services performed, and a payment of income taxes of S$11.7 million.

Net cash from operating activities in the year ended December 31, 2020 was S$130.5 million (US$97.1 million), primarily comprising profit before income tax of S$107.4 million, adjusted for non-cash items including depreciation expense of S$33.1 million; a decrease in trade receivables of S$19.1 million primarily due to faster collection of outstanding trade receivables as a result of tightened credit controls in view of the COVID-19 pandemic situation and an increase in other payables of S$9.5 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand on staffing and other operating requirements, partially offset by an increase in contract assets of S$20.1 million, consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$5.0 million related to government grants and credit scheme subsidies in Singapore and deposits paid to landlords and contracts for the lease and fit out of new office space.

Net cash from operating activities in the year ended December 31, 2019 was S$76.0 million, primarily comprising profit before income tax of S$81.1 million, adjusted for non-cash items including depreciation expense of S$24.6 million; an increase in trade receivables of S$27.2 million primarily due to an increase in our revenue, an increase in contract assets of S$7.7 million, consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$3.2 million related to deposits paid to landlords and contracts for the lease and fit out of new office space and prepayment of professional fees, partially offset by an increase in other payables of S$9.8 million primarily related to accrued employee benefit expense and accrued professional fees.

Net cash from operating activities in the year ended December 31, 2018 was S$37.3 million, primarily comprising profit before income tax of S$41.6 million, adjusted for non-cash items including depreciation expense of S$12.9 million; an increase in contract assets of S$10.4 million, consisting of unbilled receivables, an increase in trade receivables of S$7.1 million in line with our revenue growth; and an increase in other receivables of S$4.1 million related to deposits paid to landlords and contracts for the lease and fit out of new office space, partially offset by an increase in other payables of S$4.5 million primarily related to accrued employee benefit expense.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2021 was S$16.0 million (US$11.9 million), primarily due to expansion of our office space.

Net cash used in investing activities in the year ended December 31, 2020 was S$23.7 million (US$17.6 million), primarily comprising of S$17.3 million for the expansion of our office space and S$6.9 million for an increase in fixed deposits, relating to our credit facility with OCBC, partially offset by S$0.8 million from repayment of loan from an associate.

Net cash used in investing activities in the year ended December 31, 2019 was S$27.6 million, consisting primarily of S$25.9 million for the expansion of our office space, S$0.8 million for investment in other financial assets and S$0.8 million for an increase in fixed deposits, relating to our credit facility with OCBC.

Net cash used in investing activities in the year ended December 31, 2018 was S$20.9 million, consisting primarily of S$19.0 million for the purchase of plant and equipment relating to the expansion of our office space and S$1.9 million for an increase in pledged deposits, relating to our credit facility with OCBC.

Net cash from financing activities

Net cash used in financing activities for the six months ended June 30, 2021 was S$15.5 million (US$11.6 million), primarily consisting of S$252.7 million in relation to the drawdown of bank loans, primarily the Credit Suisse Facility, which was offset by S$252.0 million with respect to distribution to our Founder, S$9.9 million for repayment of lease obligations and S$3.4 million related to the repayment of bank loans.

Net cash used in financing activities in the year ended December 31, 2020 was S$83.3 million (US$61.8 million), primarily consisting of S$73.5 million for dividends paid, S$14.2 million for repayment of lease obligations and S$6.1 million related to the repayment of a bank loan, partially offset by S$12.0 million in proceeds from the drawdown of a bank loan.

Net cash used in financing activities in the year ended December 31, 2019 was S$36.7 million, primarily consisting of S$17.0 million for dividends paid, S$10.5 million from the repayment of a loan to one of our directors, S$11.6 million for repayment of lease obligations and S$6.1 million related to the repayment of a bank loan, partially offset by S$10.0 million in proceeds from the drawdown of a bank loan.

Net cash used in financing activities in the year ended December 31, 2018 was S$10.7 million, primarily consisting of S$38.0 million related to acquisition of non-controlling interests of TDCX SG in 2018, S$30.4 million in proceeds from the drawdown of a bank loan and a S$6.2 million from the drawdown of a loan from one of our directors, partially offset by S$5.3 million for repayment of lease obligations and S$3.0 million for dividends paid.

Contractual Obligations

The following table sets forth our contractual obligations (including future interest payments) as of June 30, 2021.

	As of June 30, 2021
	Total	On demand within 1 year	2-3 years	3-5 years	More than 5 years
	(S$ in thousands)
Lease commitments for leases of low-value assets	2,983	1,958	1,022	2	1
Other lease commitments	33,395	15,123	13,364	4,908	—
Capital commitments	2,965	2,862	103	—	—
Long-term debt	286,366	16,238	268,812	1,316	—

Total	325,709	36,181	283,301	6,226	1

Seasonality

We are not subject to any material fluctuations in our revenue and operating results due to seasonality.

Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables, contract assets and other receivables. Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and accordingly we believe credit risk for our cash and cash equivalents is limited. We have adopted procedures in connection with extending credit terms to clients that involve monitoring client credit risk. Credit evaluations are performed on clients requiring credit over a certain amount. Before accepting any new client, we carry out basic research on the background of the new client and assess the potential client’s credit quality and set credit limits by client. As of December 31, 2020, the net carrying amount of our trade receivables, contract assets and other financial assets was S$36.9 million, S$46.8 million and S$12.9 million, respectively. As of June 30, 2021, the net carrying amount of our trade receivables, contract assets and other financial assets was S$46.8 million, S$50.9 million and S$10.8 million, respectively. We maintain allowances against receivables and contract assets. Credit losses and write-offs of accounts receivable balances have historically not been material to our consolidated financial results.

Foreign Currency Risk

We have operations in Singapore, Malaysia, Philippines, Thailand, China, Japan and Spain. Given that transactions occur in various foreign currencies, fluctuation in exchange rates of foreign currencies relative to the Singapore dollar may impact our consolidated financial statements.

The sensitivity analysis below includes only significant outstanding foreign currencies denominated monetary items. If the United States dollar strengthens/weakens by 5% against the relevant functional currencies, profit or loss will increase/(decrease) by:

	For the Six Months Ended June 30,	For the Year Ended December 31,
	2021	2020	2019	2018
	(S$ in thousands)
U.S. dollar	2,658	2,815	1,475	1,175

We also generally try to include foreign currency risk provisions when negotiating our master services agreements and/or statements of work that allow us to renegotiate our billing rates if the average of the relevant local currency fluctuates beyond a specified range compared to the average of our client’s specified currency. The contracted range is typically between +/- 1% and +/- 5%. These rate revisions take place periodically, usually at the time of contract.

Interest Rate Risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on us in the current reporting period and future years. As of June 30, 2021, our interest rate risks relate to floating rates interest credit facilities based in the prevailing cost of capital by the lenders or LIBOR plus a margin between 1.25% to 3.45%. See “Description of Certain Indebtedness.”

The sensitivity analysis below is based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and, for floating rate instruments, the stipulated change taking place at the beginning of the financial year and being held constant throughout the reporting period. A 50 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates. As of June 30, 2021, we estimate that a 50 basis point increase in interest rates would decrease our profit before tax by S$1.5 million annually.

Liquidity Risk

Liquidity risk is managed by matching the payment and receipt cycle. We aim to maintain sufficient cash and cash equivalents and internally generated cash flows to finance our operations. We minimize liquidity risk by keeping credit lines (including working capital borrowings) available. As of December 31, 2018, 2019 and 2020 and six months ended June 30, 2021, our current assets exceeded our current liabilities by S$32.3 million,

S$48.5 million, S$73.8 million and S$105.4 million, respectively. As of June 30, 2021, we have an undrawn revolving credit facility of S$1.9 million with a financial institution.

Inflation

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Singapore, the Philippines, Malaysia, Thailand and elsewhere where we employ a significant number of employees could also lead to payroll increases, which may adversely affect our results of operations. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of revenues if the selling prices of our services do not increase in line with increases in costs.

Off-Balance Sheet Commitments and Arrangements

We have an operating lease commitment for low value assets of S$3.0 million and capital commitment for acquisition of plant and equipment of S$3.0 million as of June 30, 2021. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that management believes to be reasonable under the circumstances.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application.

We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this prospectus. For more information on our policies with respect to financial assets and financial liabilities, see Note 3 of our Consolidated Financial Statements.

Revenue Recognition

We measure our revenue based on the consideration specified in a client contract and statement of work with a client. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client. We primarily enter into master service agreements, with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price as set up in the agreement for each performance obligation, we will invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deduction based on whether the Company meets (or the failure to meet) certain key performance indicators (where applicable) during that month. In general, we invoice our clients within five to 30 days from end of the month and receive payment within 30 to 90 days from the invoice dates. Revenues from omnichannel CX solutions, sales and digital marketing, content monitoring and moderation, and workspace and payroll services are recognized over time when the performance obligation under our client agreements and statements of work, are satisfied. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Company invoices the clients prior to satisfying the performance obligations. Our contracts do not include a significant financing component.

The Company incurs certain costs such as personnel and travel costs, hiring, on boarding and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with clients. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a client if the costs are not within the scope of another IFRS standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify;

•	the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The Company recognizes costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up costs to fulfil a contract include capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16 Leases.

Income Tax

Our income tax expense represents the sum of the tax currently payable and deferred tax. Our tax currently payable is based on taxable profit for the year or period. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. Our liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where we operate by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Our deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax are recognized as an expense or income in profit or loss.

Leases

We lease the premises where we operate our business. We assess whether a contract is or contains a lease, at inception of the contract. We recognize a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, we recognize the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Our lease liability is initially measured as the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease, as the interest rate implicit in the lease are not readily determined, we use the incremental borrowing rate. Our incremental borrowing rate is determined based on interest rate of our bank loan if we would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. We remeasure the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever we incur an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized to the extent that the costs relate to a right-of-use asset.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that we expect to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

We apply IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss. For the years ended December 31, 2018, 2019 and 2020, we did not record any impairment related to our right-of-use assets.

Internal control over financial reporting

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain respects than those of similar companies and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2018, 2019 and 2020, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weaknesses identified related to:

(i)	Inappropriate segregation on several control processes, which includes the review and approval of journal accounting entries;

(ii)	Lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel; and

(iii)

Insufficient financial reporting and accounting personnel with appropriate IFRS knowledge to prepare and review statement of cash flows relating to acquisition transaction in accordance with IFRS. Such material weakness resulted in an error on the classification of the cash consideration paid to acquire non-controlling interest, which has been rectified by restatements of the consolidated statement of cash flows for the year ended December 31, 2018 to reclassify the cash consideration paid to acquire non-controlling interest from investing activities to financing activities. For details, please refer to note 35 to TDCX’s consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this registration statement.

See “Risk Factors—Risks Related to our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a result of the foregoing, we developed several key remedial and improvement measures to strengthen our accounting operations and financial reporting functions. The measures that we are implementing include:

•	Removing excessive and conflicting rights granted in our IT systems and in some cases where access is required, compensating controls are being put in place;

•

Implementing the segregation of duties and/or controls with respect to payroll and procurement processes and review of the controls in the area of finance, human resource and operations to ensure appropriate segregations are in place;

•	Where applicable, hired additional competent and qualified finance personnel to ensure required segregation of duties can be implemented;

•	Implementing enhanced and robust user access rights to critical systems to minimize the exposure to conflicts of interest and/or the circumvention of approvals;

•	Implementing a financial reporting platform and system that is planned to be integrated with the financial operational system; and

•

Setting up an internal audit function to carry out audits and reviewing the internal accounting controls, processes and business practices within financial operations of the Company and its subsidiaries.

We intend to remediate these material weaknesses in our internal control over financial reporting by the end of the first full calendar year after the completion of this offering. However, while we currently intend to continue implementing these measures, we cannot assure you that we will be able to continue implementing these measures in the future within such timeline or at all, or that we will not identify additional material weaknesses in the future.

We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recently Issued Accounting Pronouncements

For a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

HISTORY AND CORPORATE STRUCTURE

Our history originates with the founding of Teledirect Pte Ltd, which is now known as TDCX (SG) Pte. Ltd., by our Executive Chairman and Chief Executive Officer, Laurent Junique in 1995 in Singapore.

In 1997, WPP Singapore Pte Ltd, part of the WPP plc group, a London public company which is a provider of communications and advertising services globally, invested in Teledirect Pte Ltd by acquiring 40% of its shares.

In 1999, Oasix Pte Ltd was incorporated as a private company limited by shares under the Companies Act, Chapter 50 of Singapore. On May 17, 2001, Oasix Pte Ltd changed its name to Agorae Pte Ltd. In September 2018, Agorae Pte Ltd acquired the 40% of issued share capital of Teledirect Pte Ltd held by WPP Singapore Pte Ltd. In January 2019, our Founder reduced his 60% equity interest in Teledirect Pte Ltd through a cancellation of his shares in Teledirect Pte Ltd and Teledirect Pte Ltd became a wholly-owned subsidiary of Agorae Pte Ltd. On December 3, 2019, Agorae Pte Ltd changed its name to TDCX Holdings Pte. Ltd. On December 4, 2019, Teledirect Pte Ltd changed its name to TDCX (SG) Pte. Ltd.

On April 16, 2020, TDCX was incorporated as an exempted company in the Cayman Islands to acquire our Founder’s shareholder’s interest in TDCX KY, which it did on March 23, 2021 through a series of transactions contemporaneous with the drawdown of the Credit Suisse Facility. See “Description of Certain Indebtedness— Credit Suisse Facility.” TDCX KY had previously acted as the holding company for our subsidiaries.

We operate our business through a number of direct and indirect subsidiaries. As of the date of this prospectus, we have subsidiaries in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia, Korea and Romania.

The chart below sets out our corporate structure as of the date of this prospectus.

(1)	Effective ownership (voting powers).
(2)	Dormant entity.

Our registered office is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is located at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004. Our telephone number at this location is (65) 6309-1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this prospectus.

INDUSTRY OVERVIEW

The Outsourced Services Market

Outsourcing is the process of hiring a third party service provider to manage IT and business processes. This enables an organization to focus on its main business operations and function. There are three major categories of outsourcing services:

Information & Technology Outsourcing, or ITO: Providing transactional-type IT and IT-related functions such as data center hosting, managed services, disaster recovery and business continuity, software development, application maintenance services, and technology and consulting services.

Knowledge Process Outsourcing, or KPO: Providing specialized and complex knowledge services for internal and external parties that could be outsourced, offshored or centralized to enhance a company’s competitive advantage in terms of costs and economies of scale. Examples of KPO services include legal services, engineering R&D, pharmaceutical R&D, market and consulting research, data analysis, and taxation support.

Business Support Services, or BSS: Involves the contracting of operations and responsibilities of specific business functions (or processes) such as payroll, customer service, accounting and data recording to a third-party service provider.

Key BSS market segments and business functions:

Market share of outsourced BSS industry

Within the outsourced BSS industry, CX services market is expected to become the largest segment in 2025E with 29.5% of the market share driven by the growing demand for customer experience center and services from new economy, banking and financial services industry, telecommunications, retail, and government verticals.

Outsourced BSS Market Size by Segment, Southeast Asia, 2020 and 2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

BSS providers may also specialize in one or more specific customer industry verticals:

Key customer industry verticals

• Banking & Financial Services	• Travel & Transportation

• Insurance	• Healthcare

• Manufacturing	• Pharmaceutical

• Telecommunications	• Retail & Wholesale

• Energy and Utility

Key trends in the BSS industry

Globally, the BSS industry is continuing to evolve beyond resource expansion and cost arbitrage solutions. The industry is now focused on driving business outcomes and creating value for customers. Enterprises are looking to BSS providers to drive growth by streamlining their operations, reducing costs, improving customer centricity, maintaining compliance and regulatory policies, identifying new areas of growth, improving profitability, and providing advanced analytical capabilities and technical expertise.

While the adoption of technology in the BSS industry has enabled the automation of simpler tasks, there remains a significant portion of higher value-added workstreams that remain dependent on human expertise. In today’s consumer-centric marketplace, businesses are dealing with customers who demand more personalized, relevant, and engaging experiences. For example, content moderation is used to strengthen cultural affinity, customer experience, and customer loyalty, and with the increasing complexity of the work and the rising regulatory oversight requirements, the need for human expertise will continue to grow significantly both in content moderation as well as other BSS verticals.

BSS providers are also diversifying their geographic coverage to focus on emerging markets in Southeast Asia, Eastern Europe, and Latin America. In the Asia Pacific region, India, China, and the Philippines, followed by Malaysia are strong market contenders. These countries provide a multilingual and multicultural workforce, a significant existing shared services presence, an experienced talent pool, and proven expertise supported by various government incentives.

Outsourced BSS industry size

Outsourcing is becoming one of the approaches companies use to navigate the challenging competitive environment. Companies that preferred to keep the bulk of their core operations in-house are now starting to see the advantages of outsourcing. Additionally, as companies struggle to manage their legacy systems in-house, they are looking to transform their business processes through partnerships with outsourcing service providers. These key factors are expected to drive the growth of outsourced BSS globally at a CAGR of 4.2% from 2016 to 2025E, and in Southeast Asia at a CAGR of 5.3% over the same period.

Market Size of Outsourced BSS in the Traditional and New Economy Industries, Global, 2016-2025E

Source: Frost & Sullivan.

Note: Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Customer Experience services industry

A subset of the BSS industry, the CX services industry involves customer services (in-bound) from help-desk and general enquiries, to more complicated tasks such as CRM management, selling, marketing, lead generation, presales/ post sales assistance, content moderation, and cross selling services (out-bound).

Dynamics of the CX Services Industry:

•	An increased focus on CX is driving enterprises to outsource their CX services to leverage third party provider capabilities and expertise.

•	The outsourced CX market has evolved to include key strategic elements beyond the traditional contact centers such as CX consulting and digital CX services.

•

Enterprise buyer expectations have evolved, as buyers increasingly look to partnering with service providers who embrace customer-centricity and proactively talk about the application of innovative solutions such as CX consulting, omnichannel platforms, automation, and analytics in CX centers.

•	Customer care services are delivered through multiple channels including traditional channels such as the telephone and new channels such as chat and social media.

•

Customer expectations are rapidly changing with ready access to information, influence of online experiences and adoption of new technologies. This forces organizations to develop new interactive models that deliver deeper personalized service and improved customer care, with CX services at the forefront of this trend. Some of the relevant technologies being implemented include cognitive artificial intelligence (AI), real-time analytics and chat bots to improve business processes, with the use cases to (i) automate repetitive tasks, (ii) enhance predictive analytics and (iii) provide better contextualization for agents to provide better customer experiences.

•

In addition, the growing impetus for modernizing the customer experience to maintain competitive differentiation, rising usage for non-voice channels in addition to other channels of communication, and building of efficient customer experience centers through the use of machine learning and AI technologies are driving the demand for CX services in the new economy industry.

Key drivers of growth in the CX services industry

Investment in digital transformation initiatives

•

The penetration of outsourced business support services in the traditional economy continues to steadily gain traction as companies expand the scope of the business functions they outsource, particularly as it relates to their digital transformation journey.

•

Customer interactions are no longer standalone activities, as customers are demanding a more comprehensive and consistent experience. Within digital transformation initiatives, building a differentiated CX through channel integration and contextual responses will be the leading requirement for CX-centered innovations.

•	BSS and CX services are transforming organizational processes by enabling new technologies such as automation and analytics.

Achieving operational excellence

•

Enterprises outsource their business processes to not only streamline operations and lower costs but also to have greater efficiencies from predictive analytics, customized solutions, and collaborative engagements. Enterprises will look to service providers to achieve operational excellence and process efficiencies through intelligent automation, advanced analytics, and alternate delivery models like business process as a service.

Focusing on core business activities

•

Setting up and operating in-house CX centers can be difficult and time-consuming. By outsourcing CX centers, businesses can focus on their products, day-to-day operations, and business plans, without having to worry about customer service and experience.

Providing better customer support

•

Customers have more options than ever before; by taking a proactive approach, providing 24/7 support service, and using multiple communication channels, enterprises can provide better services for their customers and increase customer satisfaction.

•

Additionally, enterprises are able to provide better products and services to customers with a greater understanding of consumer behavior and feedback through analysis of customer interactions and needs.

Outsourced CX services industry size

Organizations in the traditional economy are going through a digital transformation and are rethinking the way business is done. Customer-centric organizations are embracing the pivotal role outsourcers play in elevating customer experience. Building a differentiated CX through channel integration and contextual responses, implementation of a chatbot or conversational AI, and leveraging analytics for prediction and AI, will be the leading requirements for organizations looking to outsource their CX operations. Organizations in the new economy industries are partnering with outsourcing CX providers to remain agile to disrupt their competition while creating a differentiated CX and providing end-to-end customer engagement to set them apart from competitors.

Impact of COVID-19 pandemic on CX services

CX is gaining prominence due to the unexpected challenges brought on by the COVID-19 pandemic. Efficient customer service is more crucial than ever as a positive interaction with a company can create a lasting impact on brand loyalty. The speed at which the COVID-19 pandemic spread has severely affected people, businesses, and economies and has had varying impacts on different verticals. For instance, the airlines, hospitality, and tourism industries were adversely impacted while the eCommerce and healthcare industries witnessed significant growth.

The challenges brought on by the pandemic have also encouraged CX centers to innovate and embrace digital technologies to deliver consistent customer service. Reducing employee presence at work places, utilizing work at home agents (WAHA), and transferring operations to other less affected locations were some of the immediate measures taken to ensure business continuity. Organizations have had to adjust to new ways of functioning as many agents were relocated to work-from-home. This required businesses to deploy new technologies to handle increased call volumes and prioritize tickets and ensure data privacy and security.

The COVID-19 pandemic has expedited digital transformation investments in self-service tools, chatbot, cloud solutions, and rightshoring CX services. Service providers with skilled agents (both onshore and offshore), best-in-class technology, delivery models including on-premises and cloud, and digital transformation consulting competencies were able to deliver on the changes brought on by the pandemic quickly.

Impact of 5G technology on CX services

The new generation of 5G wireless technology promises to change how people use the internet through lightning-fast connection speeds, lower latency, and the ability to connect one million devices per square kilometer. This increased reliability, performance and efficiency is considered to be a massive advantage to companies that have to meet ever-changing customer expectations. This would also add to the proliferation of other technologies, including Internet of Things (IoT), augmented reality (AR) and virtual reality (VR), big data, and cloud computing. 5G is expected to bring about the following changes to CX services:

•

Heightened consumer expectations: With improved reliability, performance and efficiency arising due to 5G, customers will develop new expectations from their brand interactions, and companies need to understand the need for speed and seamless mobile transactions to respond to customers’ feedback in real-time.

•

Widespread access to video support: With lower latency and faster network speeds, CX representatives can troubleshoot technical issues through screen-sharing and video chat to provide a more efficient customer service which is a critical part of the overall customer experience. This can also potentially reduce the number of product returns or in-home technician visits.

•

Increased number of smart devices and ability to troubleshoot via self-service: 5G will supercharge the growth of the IoT and smart devices market and allow for better at-home troubleshooting. For instance, sensors in appliances could allow companies to schedule for servicing and to guide customers through simple troubleshooting steps.

•

Proliferation of AR/VR capabilities: Using 5G’s high speed and processing power, there will be a greater widespread use of AR/VR technology in the public domain. This can be used to boost interest in emerging concepts like virtual stores or an augmented reality on how a certain product will look like at home in real time. Customers will also use AR/VR to interact with chatbots and human agents alike for everything from shopping to technical support.

•

Higher big data processing power: 5G increases the volume of data that companies can collect to identify customer patterns and personalize CX. Based on greater convergence of IoT and customer data profiles, companies can harness the big data available and develop better customer support trends and develop in-store personalization.

Market Size of Outsourced CX Services in the Traditional and New Economy Industries, Global, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Rise of the internet and New Economy and its Implications for the BSS and CX industries

Both regionally and globally, the rise of the internet and the connected New Economy has been a significant growth driver behind the BSS and CX industries in the past three to five years. The following points provide an overview of the key drivers behind the growth in internet and New Economy.

Increased adoption of internet and mobile usage transforming consumer behavior:

•

Internet and mobile usage has fundamentally changed consumer behavior driving the unprecedented growth of the New Economy industry. Users communicate, entertain themselves, and learn new skills using mobile phones. Increasingly, they also buy products, plan trips, and order food online.

Growth in global urbanization rates is driving an increased adoption of the internet, and therefore resulting in greater consumer inclusion within the New Economy:

•	Growth in the urban population is driven by an overall population increase and by the upward shift in the percentage living in urban areas.

•

The United Nations estimates that the urban population in Southeast Asia will increase from 59.2% in 2015 to approximately 63.9% by 2024. This in turn will drive improved standard of living, higher productivity, higher wages, and higher purchasing capacity.

Changing demographics, particularly in Southeast Asia, to a larger youth population resulting in a shift in how consumers buy their products and spend their money:

•	The youth population, aged 15-29 years, is expected to increase from 138.5 million in 2015 to 141.8 million in 2024.

•

This youth population grew up with devices that allowed them to communicate with their friends and family, work on school projects, entertain themselves with games, videos and music, and discover information that aids them in their studies. As a result of their familiarity and reliance on technology and a connected experience, the youth population has become a natural and growing part of the New Economy.

In 2020, half of the world’s 4.8 billion internet users are in Asia, and by 2030, approximately 60% of the global middle class is expected to live in Asia. To this end, the youth, urban, middle class, and affluent consumers are more digitally engaged further propelling the New Economy era.

The ‘New Economy’

The New Economy refers to high growth industries that are on the cutting edge of technology and are the driving forces of economic growth.

The industry is seen as an evolution of the existing traditional economy aided by technology advancements and innovation. New Economy companies involved in technology, such as Alibaba, Amazon, Apple, Google (Alphabet), Facebook, Tencent, Microsoft and Tesla, have overtaken many other companies in terms of market capitalization.

Rise of New Economy companies

Top 10 largest companies by market capitalization globally, December 2020

Rank	Name	Market capitalization (US$bn)
1	Apple	2,260
2	Saudi Aramco	1,870
3	Microsoft	1,680
4	Amazon	1,630
5	Alphabet	1,190
6	Facebook	778
7	Tencent	698
8	Tesla	669
9	Alibaba	630
10	Berkshire Hathaway	544

Total		11,948
Total market capitalization of New Economy companies		9,534
New Economy companies as % of top 10		79.8%
	New Economy companies

Source: Bloomberg.

Top 10 largest companies by market capitalization globally, December 2015

Rank	Name	Market capitalization (US$bn)
1	Apple	587
2	Alphabet	528
3	Microsoft	443
4	Berkshire Hathaway	325
5	Exxon Mobil	325
6	Amazon	317
7	Facebook	296
8	General Electric	294
9	Johnson & Johnson	284
10	Wells Fargo	278

Total		3,677
Total market capitalization of New Economy companies		2,171
New Economy companies as % of top 10		59.0%
	New Economy companies

Source: Bloomberg.

Top 10 largest companies by market capitalization globally, December 2010

Rank	Name	Market capitalization (US$bn)
1	Exon Mobil	369
2	PetroChina	303
3	Apple	296
4	BHP Billiton	243
5	Microsoft	239
6	Industrial & Commercial Bank of China	233
7	Petrobras	229
8	China Construction Bank	222
9	Royal Dutch Shell	208
10	Nestle	203

Total		2,545
Total market capitalization of New Economy companies		535
New Economy companies as % of top 10		21.0%
	New Economy companies

Source: Bloomberg.

E-commerce

The E-commerce market is experiencing a burst of demand as a result of the rapid adoption and the fundamental shifts in consumer behavior. Consumers today purchase a wide range of items online, ranging from big ticket items to lower-cost but more frequent purchase items such as groceries, personal care, and apparel. This trend has seen a number of players in Southeast Asia emerge as e-commerce unicorns: Bukalapak, Lazada, Shopee, and Tokopedia.

Market Size of Retail Sales, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Market Size of Retail E-commerce Sales, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Online marketplaces have become extremely popular among product vendors, marketers, and consumers for selling, advertising, and shopping, respectively. The global retail e-commerce sales market amounted to US$1.8 trillion in 2016 and increased to US$3.4 trillion in 2020 with a CAGR of 18.2%. It is further expected to increase from US$3.9 trillion in 2021 to US$6.7 trillion in 2025, at a CAGR of 14.5%.

Digital Advertising

The digital advertising format includes e-mail advertising, social media advertising, search engine advertising, and mobile advertising. AdTech companies such as AdAsia, Nugit, CtrlShift, and AdEasy are all seeing a boost in funding.

Market Size of Advertising Spend, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Market Size of Digital Advertising Spend, Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Digital advertising spend, particularly through the mobile platform, is expected to surge as advertisers are looking to increasingly capitalize on the changing consumer patterns of prolonged mobile phone usage to reach out to more target customers at a lesser cost. The growing mobile and internet penetration, particularly the use of smartphones, has resulted in a significant increase in online advertising and digital marketing spend.

The Sharing Economy

The Sharing Economy is a model defined as a peer-to-peer (P2P) based activity of acquiring, providing, or sharing access to goods and services that is often facilitated by a community based online platform connecting buyers and sellers.

Market Size of Sharing Economy Sector (by Transaction Value), Global, Southeast Asia, China, Japan and Europe, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Market Size of Selected Traditional & Sharing Economy Markets (by Transaction Value), Global, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Consumers are showing a robust appetite for the sharing-based services ranging from daily commuting to renting workspaces or booking places to stay during travel or holidays. By 2025, the global Sharing Economy is expected to contribute approximately 20% of the total sharing and traditional rental economy, led by China with more than 40% sharing economy penetration.

Key components of the Sharing Economy:

Accommodation sharing platforms

Accommodation sharing platforms connect homeowners with users who need a place to stay when they are travelling or renting for a short period of time via an online platform. Such companies include Airbnb, HomeAway, FlipKey, VRBO and HomeExchange.

The sharing accommodation market refers to the transactional value generated from such online short-term rental platforms. High internet penetration and excellent living experiences led the global sharing accommodation market size to grow during 2016 to 2019. In 2020, global travel demand declined significantly due to the pandemic crisis, causing the sharing accommodation market size to shrink to US$27.6 billion (CAGR of -1.7% from 2016 to 2020). This market is further expected to reach US$88.5 billion by 2025, growing at a CAGR of 18.4% between 2021 and 2025.

The sharing accommodation market in Southeast Asia is forecast to reach US$1.4 billion in 2025, growing at a CAGR of 23.6% between 2021 and 2025. Overall the sharing accommodation market will continue to grow at a faster pace than the traditional rental economy during the economy recovery period, with family travel and the millennial travelers being the key drivers.

Sharing transportation platforms

Sharing transportation platforms primarily refer to online ride hailing companies, which mobilize passenger vehicles to provide a more convenient and efficient transportation choice for users via an online platform.

Rapid and successful commercialization of this ridesharing concept has not only nurtured new businesses such as Uber, Lyft, Grab, Gojek, Bolt, and DiDi, but has also brought a booming growth during 2016 to 2019. In 2020, travelling and commuting demand decreased due to the lockdown measures taken by governments worldwide and efforts by individuals to self-quarantine to control the pandemic spread, which led to the market shrinking to US$106.4 billion (CAGR of 11.9% from 2016 to 2020). Global sharing transportation is expected to further reach US$274.8 billion by 2025, growing at a CAGR of 15.4% between 2021 and 2025. This will be driven by improvements in internet penetration and mobile connectivity, increased usage, higher demand and value-add services.

Southeast Asia represents a substantial and viable market for ridesharing platform enterprises. The ridesharing industry in Southeast Asia is forecast to reach US$22.1 billion in 2025, growing at a CAGR of 18.0% between 2021 and 2025.

Sharing workspace platforms

Sharing workspace platforms primarily refers to co-working space rentals. Co-working space operators operate and lease a workspace which multiple lessees share, creating a community in the workspace. Examples of such platforms include WeWork, Kr Space, Regus, Nextdoor, and ReWork.

The global sharing workspace market was US$31.0 billion in 2020, and will grow at a CAGR of 26.6% from 2021 to 2025 to US$115.7 billion by 2025. This will be driven by an increased market demand from SMEs, startups, IT companies, and freelancers, as well as more revenues from value-add services provided.

The sharing workspace platform is expanding rapidly in Southeast Asia due to its tech-savvy population and the growing number of small enterprises and startups seeking non-traditional office structures. The sharing workspace market in Southeast Asia is still in the nascent stage, approximately US$1.1 billion in 2020, and is forecast to reach US$4.7 billion in 2025, growing at a CAGR of 30.9% between 2021 and 2025.

Online gaming

Online games are video games that are either partially or primarily played through the internet or any other computer network available. Online game can be categorized into three types, namely PC client games, PC web games, and mobile games.

Driven by the development of internet infrastructure and the increasing number of global game players, the global online gaming market has experienced solid growth in the past few years, reaching US$126.7 billion revenue in 2020 from US$70.8 billion revenue in 2016, representing a CAGR of 15.6% from 2016 to 2020. The global online gaming market is expected to reach US$200.5 billion in 2025, at a CAGR of 9.3% from 2021 to 2025.

The online gaming market in Southeast Asia has experienced rapid growth in the past few years, with the market size having reached US$4.9 billion in 2020, representing a CAGR of 28.3% from 2016 to 2020, which was mainly driven by the continuous increasing penetration rate of smartphones and accessibility to internet. The Southeast Asia market is expected to reach US$8.3 billion by 2025, growing at a CAGR of 9.9% between 2021 and 2025.

Fintech

Fintech refers to utilizing advanced technologies, such as Artificial Intelligence (AI), blockchain, cloud computing, big data analytics and IoT in financial industry, to increase the efficiency in financial risk management, lower marketing cost of financial products, reduce homogeneous competition among financial institutions, recommend valuable suggestions to investors and provide conveniences to people’s daily life (e.g. digital payment).

The rapid development of the global financial industry led to a booming growth rate of the Fintech market from 2016 to 2019. However, in 2020, the growth of the Fintech market slowed down due to a decrease in consumption and borrowings as a result of the impact on the global economy caused by the pandemic crisis. The Fintech market was US$68.1 billion in 2016 and US$163.8 billion in 2020 and is expected to grow to US$491.8 billion in 2025, at a CAGR of 22.4% from 2021 to 2025, driven by more applications to be implemented in financial industry.

The Fintech market in Southeast Asia has witnessed rapid growth, as countries such as Singapore with an advanced financial infrastructure and system are preferred by investors and entrepreneurs to develop Fintech. Moreover, changes in people’s consumption behavior such as cashless payment and online shopping has further driven the Fintech market development. The market is expected to grow at a CAGR of 31.6% during 2021 to 2025, reaching US$3.0 billion.

Outsourced BSS industry growth—Traditional vs New Economy clients

Outsourced BSS industry size for Traditional and New Economy industries

The Traditional Economy industries are the largest segment of the outsourced BSS market. Traditional Economy clients utilize outsourced BSS to improve their operating cost efficiency and leverage the operational expertise of specialized outsourced BSS providers to deliver value-added services which cannot be managed in-house.

Penetration of outsourced BSS industry in Southeast Asia is expected to grow from 22.5% of the total BSS spend in 2020 to 24.1% in 2025. Outsourced BSS in the Traditional Economy continues to steadily gain traction as organizations expand the scope of the business functions they outsource, particularly, as part of their digital transformation journey.

The New Economy industries are fast becoming a powerful growth engine for the BSS industry as companies in this industry are increasingly partnering with service providers to grow exponentially as they focus on expansion into new markets and evolve to provide new products and services. The market is further driven by the growing number of digital advertising, e-commerce, and sharing platform, online gaming and fintech startups.

Additionally, the outsourcing BSS market in New Economy industries is evolving from demand for low complexity work to high value strategic services. Outsourcing a variety of functions including customer care, content management, content moderation, advertising campaign management, sales support services, and other back office support services is growing as service providers deliver the best service at a fraction of the cost. Outsourced BSS companies are also able to help companies meet their strategic goals to improve customer relationships and enhance customer experience journeys by offering sophisticated CX solutions.

Outsourcing is quickly becoming the preferred way for New Economy companies to grow in a competitive environment as service providers have the expertise and capabilities to provide personalized services at lower costs. Outsourcing also gives New Economy companies a competitive advantage as they can remain agile and scale at a fraction of the cost of building in-house resources and capabilities.

Market Size of Outsourced BSS in the Traditional and New Economy Industries,

By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Penetration Ratio of Outsourced BSS vs. the Total BSS Spend in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Outsourced CX industry growth—Traditional vs New Economy clients

Outsourced CX services for Traditional and New Economy industries

The outsourced CX services in the Traditional Economy will be driven by the growing demand for transformation of CX centers and delivery centers. Companies are discovering that their current voice-centric CX centers do not adequately support the level of service required to stay competitive. As CX continues to grow as a key competitive differentiator, the need for a platform that supports omnichannel customer service across all channels and touchpoints is becoming crucial.

New Economy companies are investing in creating differentiated customer experiences and providing end-to-end customer engagement that can enable them to set themselves apart from their competitors. A higher demand for modernizing CX to maintain competitive differentiation, rising demand for non-voice channels in addition to other channels of communication, and building efficient CX centers through the use of machine learning and AI technologies is driving the demand for outsourced CX services in the New Economy industry.

Market Size of Outsourced CX Services in the Traditional and New Economy Industries,

By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

Penetration Ratio of Outsourced CX Services vs. the Total CX Services Spend in the Traditional and New Economy Industries, By Delivery Locations in Southeast Asia, 2016-2025E

Source: Frost & Sullivan.

Note:

Many of the outsourced business services providers, including the Company, have global operations with delivery locations around the world and serve clients and client customers that are located both in the same country as the delivery location (onshore) and in countries different from the delivery location (offshore). Therefore, market sizing has been conducted by segmenting revenue based on the delivery location, which includes both onshore and offshore data. 2020 numbers are based on estimation and may be subjected to update.

CX industry and competitive landscape

The global outsourced CX market remains relatively fragmented, with global service providers competing with smaller, specialized service providers located in different regional market across North America, South America, Europe, Northern Africa and the Middle East, North Asia and Southeast Asia. Delivery centers in Southeast Asia and India predominantly serve customers in North America, Europe, and Australia. While the contribution of domestic business is comparatively smaller (less than 15%), locations like Malaysia are able to support multiple languages including English, Malay, Mandarin and several other Chinese dialects.

Despite the ongoing consolidation in the industry with a spate of mergers and acquisitions, the expanded scope of service capabilities driven by digital CX needs of enterprises is increasing the attractiveness of the CX market for not only incumbent service providers but also for niche service providers with differentiated digital and automation capabilities.

In Southeast Asia, the top 15 players are estimated to comprise just over 51% of market share by revenue in 2020. The top five outsourced CX service providers (excluding TDCX) by revenue in Southeast Asia are Teleperformance, Concentrix, Alorica, TTEC, and Telus with estimated market shares of 9.7%, 9.1%, 3.8%, 3.4% and 2.8% respectively. TDCX has 3.2% of the market share.

TDCX’s primary competitive landscape

As TDCX has pivoted its business to become a digital service support provider for new economy clients, its competitive landscape changed significantly from traditional CX companies to providers who rely more on technology-solutions. TDCX is contending in the CX market segment by providing high value-added services with strength in multi-lingual capabilities, content monitoring and moderation services, digital marketing services, and real-time data analytics capabilities to market-leading clients in the new economy sectors and traditional blue-chip clients. Competition varies across its key service lines and includes global leaders / traditional CX companies, blended voice, non-voice CX companies and omnichannel CX companies, ranging from CX centric players to ITO centric players. Among its key competitors in the CX segment, TDCX has a significantly greater share of new economy clients as a percentage of its total client base, with 87.8% of its 2020 revenue base coming from new economy clients, versus more than 7% for Teleperformance. In addition, TDCX has set itself apart from its key competitors by setting personnel retention as one of its top priorities. In 2018, 2019 and 2020, the annual voluntary attrition rate, measured by the number of employees that voluntary left the Company in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 34% in APAC.

Based on target sector and geographical focus, TDCX’s primary competitors are:

Source: Frost and Sullivan

Note: VoxPro is a subsidiary of Telus International.

Omnichannel CX service providers—key advantages

While smaller in scale relative to the larger service providers, omnichannel CX service providers, including our Company, 24-7 Intouch, TaskUs and Voxpro, share similar key advantages over the larger competitors, including:

•

Stronger presence with faster growing technology and start-up service ecosystems, including companies from ride sharing, social media, online food delivery, e-commerce, autonomous driving, online gaming and fintech domains.

•	Ability to quickly adapt to newer technologies and changing demands upon CX service providers as consumer behaviors change over time

•	Specialized, proprietary focused verticals and core capabilities, which can typically attract higher margins from clients given the specialized nature of work output

•	Greater focus on employee retention and engagement, including a greater ability to promote inclusive and attractive working cultures for the benefit of attracting and retaining talent

TDCX’s primary competitive landscape benchmarking

Revenue scale

TDCX’s revenue for 2020 was US$323 million, as compared to its peers’ median of US$2,304 million for 2020.

Outsourced BSS 2020 Group Revenues

Source: Frost & Sullivan.

Note:

Total company revenues for competitors may include non-BSS and / or non-CX related revenues, and excludes peers without public disclosure. Respective FX rates USDEUR and USDGBP of 0.8175 and 0.7324, respectively, are used for TDCX’s peers. USDSGD FX rate of 1.3478 is used for TDCX.

(1)	Telus International’s 2020 numbers reflect the acquisition of Competence Call Center (acquired in Jan 2020) and Managed IT Services from Telus Corp. (acquired in Apr 2020).

EBITDA margins

TDCX’s 2020 EBITDA margins of 33% is superior to those of its peers, which have a median of 16%.

Outsourced BSS 2020 EBITDA Margins

Source: Public filings, Bloomberg.

Note:	Total company revenues and EBITDA for competitors may include non-BSS and / or non-CX related revenues, and excludes peers without public disclosure.
(1)	Telus International’s 2020 numbers reflect the acquisition of Competence Call Center (acquired in Jan 2020) and Managed IT Services from Telus Corp. (acquired in Apr 2020).

EBITDA per employee vs. Revenue Growth

Compared to its peers, TDCX has the highest revenue growth for the period 2018-2020. TDCX also has a relatively high EBITDA per employee due to the unique focus on clients from the new economy industries.

Source: Frost and Sullivan

Note: EBITDA margin is a non-IFRS measure that should not be considered in isolation or as a substitute for financial results reported under IFRS. Similarly titled non-IFRS measures may be calculated differently by or for different companies.

(1)	Average number of employees at the beginning and end of respective FY2020 periods as disclosed in company filings.

Competitive moats in the CX services market

Ability to harness and successfully implement technology into operations

In the past, the BSS and CX industry was primarily looked at as a means for cost reduction, taking advantage of labor arbitrage. Increasingly, enterprises consider outsourcing as a competitive strategy to increase efficiency, accelerate innovation, and expedite product development lifecycles. Service providers have to make substantial investments in customer management and communication platforms as well as data analytics and AI solutions. Service providers who manage to develop the expertise and technical skills to implement these solutions successfully are able to create a moderate barrier to entry against new entrants.

Bargaining Power of Enterprise Clients

A significant number of outsourced BSS and CX clients are global enterprises / MNCs with greater financial ability to exert more buying and negotiating power against BSS and CX providers. Additionally, these clients often have the capability to move some of their outsourced processes back in-house. On the other hand, the outsourced BSS and CX markets are highly fragmented and it is relatively easy for clients to switch between BSS and CX providers. This has resulted in clients being able to negotiate for better contract pricing and value-added services, putting pressure on BSS and CX providers to sustain their revenues and margins in the long-run. The relatively competitive landscape is likely to defer new entrants.

Capital

The BSS and CX industries are capital-intensive, as service providers need to make heavy investment in setting up the infrastructure and the necessary people adding pressure on profit margins and free cash flows. Over time, the BSS and CX industries have evolved into a revenue generating industry, however the budget and cost of doing business remains the primary concern for many outsourcing companies considering to enter the outsource BSS and CX market.

Opportunities in the CX services market

Higher Value Services

CX center service providers need to specialize in new technologies and their implementation to enable them to deliver on business outcomes. Enterprises are seeking to partner with service providers who offer innovative services thorough industry knowledge and experience. These higher value services translate directly into higher revenue opportunities.

Digital Services Platform

Customers are looking for personalized services along their experience journey when engaging with a brand. Heightened customer expectations are driven by real-time insights and digital experiences that customers can enjoy everywhere. Digital services platforms enable enterprises to make timely business decisions and create omnichannel experiences by providing access to real-time customers’ insights.

New Economy Market

As the traditional economy markets matures in terms of outsourcing services spending, service providers are now expanding their presence into the new economy high growth industries such as social media, search engine companies, and so on. These organizations are lean and outsource their business process operations, allowing for service providers to build long-term relationships and grow their wallet share.

Threats to the CX services market

Intense competition

The growth of the BSS market has led to the expansion of the industry. The high level of competition in this market segment is now a challenge for service providers requiring them to differentiate in the market.

Service providers are now investing in next-generation technologies such as analytics or chat bots or investing in training and retailing talent or specializing in certain horizontal or vertical BSS capabilities to grow in the market.

Global in-house operation centers

In the past global companies set up delivery centers to be able to control and manage their operations in-house. In the digital era, the scope of these in-house operation centers has matured from a delivery center for business processes to a strategic hub for R&D/engineering services. As the complexities of business licensing and the finding and hiring of necessary talent teams decrease in India, the Philippines, Eastern Europe, and Latin America, in-house operation centers will continue with their existing operational processes. This acts as a deterrent to the outsourcing services market.

Challenges to the CX services market

Agent/Resource Recruitment and Retention

Hiring and retaining the right agents is always a challenge for CX center managers because it has a direct impact on customer relationships and experience. CX center agent retention has been a prolonged problem in the industry and therefore, management needs to promote a culture of tenure.

Delivering seamless multi-channel experiences

Creating an exceptional CX is about creating successful end-to-end journeys. Consumers use or shift between multiple channels and an effective CX management requires building consistency and integration between them.

Facebook, Twitter, Instagram, and other social media channels have now evolved into major customer service channels. There has been a tremendous challenge in integrating social media channels with more traditional customer service processes. This requires integration via infrastructure that supports omnichannel engagement.

Reevaluation of global delivery models

Due to the COVID-19 pandemic, the Philippines and India were significantly affected by lockdowns and movement control measures enforced by the respective governments. As a result, some companies have started pushing for onshore or rightshoring CX center delivery models.

BUSINESS

Our Mission

Our mission is to assist our partners and our people achieve higher success through innovative and high-performance solutions.

Overview

We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively. In the years ended December 31, 2018, 2019 and 2020, we recorded revenue of S$181.2 million, S$330.3 million and S$434.7 million (US$323.3 million), profit for the year of S$38.1 million, S$73.5 million and S$86.1 million (US$64.0 million) and EBITDA of S$55.4 million, S$108.1 million and S$142.9 million (US$106.0 million), respectively. For the same periods, we recorded net profit margins of 21.0%, 22.2% and 19.8%, respectively, and EBITDA margins of 30.6%, 32.7% and 32.9%, respectively. In the six months ended June 30, 2020 and 2021, we recorded revenue of S$209.3 million and S$251.6 million (US$187.2 million), profit for the period of S$38.5 million and S$44.8 million (US$33.3 million) and EBITDA of S$65.2 million and S$78.2 million (US$58.2 million), respectively. For the same six month periods, we recorded net profit margins of 18.4% and 17.8%, respectively, and EBITDA margins of 31.1% and 31.1%, respectively.

We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 13,308 employees as of June 30, 2021, who are located in offices in ten geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Our competitive strengths

Digital customer experience solutions provider for high-growth technology disruptors

We provide a high value-added service platform to market-leading clients in the new economy sectors and traditional blue-chip clients who are undergoing digital transformation across their organizations. Frost & Sullivan defines the “new economy” as the high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth. These industries are seen as an evolution of the existing traditional economy aided by technological advancements and innovation. Our services provide synergies with our clients’ digital economy value chains and enable our clients to grow and transform their businesses’ consumer experience. We offer customized and differentiated customer contact solutions and possess the ability to handle complex and mission-critical digital customer experience interactions. These offerings are enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics to allow our clients to access real-time data which gives them valuable insights on their end-customers, allows them to improve business processes and make more prompt business decisions to resolve problems in a more timely manner.

We have leveraged our integrated omnichannel and multimodal solutions to shape user experiences in a world of evolving and proliferating digital communication and technology platforms from traditional channels, such as voice and email, to advanced technology driven channels, ranging from messaging and social media to AI-powered chat bots and in-app interactions. We are also able to synergize our in-house developed technology with third-party technology and platforms to solve operational issues which our clients are facing.

We have an international footprint with offices in ten geographies across Asia, Europe and Latin America, which provides us with access to a broad talent pool and equips us with multilingual capabilities to serve a global customer base, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese.

Strong focus on human capital development to deliver superior customer experiences

We believe the quality of our employees is a key differentiator in winning and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s high caliber talent who possess deep knowledge of local customs and cultural sensitivities. As of June 30, 2021, we had 13,308 employees of which more than 60% are college or university graduates, including employees with master’s degrees and/or doctorates, which helps us handle complex campaigns. Our employees have access to ongoing internally and externally developed supplementary training and certifications in a number of areas, such as COPC, a standard certification, which is a widely recognized standard across the customer experience industry.

In the years ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntarily left us in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 34% in the Asia Pacific region, according to Frost & Sullivan. Consistent with our relatively low attrition rates, employee satisfaction surveys have demonstrated a high degree of satisfaction. Our company-wide employee satisfaction scores were at 87%, 91%, 87% and 89% in our annual internal employee engagement surveys in 2018, 2019 and 2020, including most recently in July 2021. We believe that our strong focus on human capital has been critical to our ability to minimize business disruptions and rehiring and training costs, resulting in high service quality for our clients. Our commitment to the development of our people is reflected in the multiple awards we have received, including the Best Companies to Work for In Asia 2020 (both our Thailand and Philippines office), the Top 100 Asia’s Best Employer Brands 2019 from Employer Branding Awards (our Malaysia office) from the HR Asia Awards, the Great Place to Learn Certification from the Great Place to Work Institute & SkillsFuture Singapore in 2019 and 2020 (our Singapore office), and Asia’s Best Employer Brand Award from the World HRD Congress in 2018 (our Singapore office).

Well-positioned to capitalize on positive “digital economy” trends and increasing demand for our services

We believe favorable underlying industry trends continue to fuel the growth of our clients. According to Frost & Sullivan, there are a plethora of internet-based technology offshoots driving the new economy growth, including companies in the e-commerce, digital advertising, fintech, online gaming and sharing economy industries. Driven by fundamental shifts in consumer behavior and increased adoption of internet and mobile usage, the global market sizes of retail e-commerce sales, digital advertising spend, sharing economy and online gaming (by transaction value) are estimated to grow at CAGRs of 14.5%, 15.3%, 18.2% and 9.3% from 2021 through 2025, respectively, as reported by Frost & Sullivan.

We believe our clients view their relationship with us as strategically important. New economy clients increasingly seek customized solutions in an evolving digital business services market that is increasingly becoming more complex. We believe the trend will continue as new economy clients rely on us to perform omnichannel CX solutions so that they can maintain their employee-lite, nimble business models, while we provide a service framework that can scale along with their growth. Furthermore, given their relative lack of physical touchpoints with their end-users, new economy clients tend to place a greater emphasis on the quality of customer experience service providers, where we believe we are strongly positioned. Our digital hiring platform, Flash Hire, enables us to remain agile and keep up with the growth of our high-growth clients by allowing us to rapidly identify, evaluate and hire candidates as needed.

Attractive client base of some of the largest and most disruptive companies in fast-growing industries and markets along with traditional blue-chip companies which are undergoing digital transformations

Our client base consists of some of the leading names in their respective industries, such as Facebook and Airbnb, other fast-growing, new economy companies for which we can scale up projects as they grow, as well as traditional blue-chip companies that rely on us to partner in their digital transformation journey. In the past few years, we have proactively increased our new economy client base, which provides strong growth opportunities for us. As of June 30, 2021, 92.7% of our agents, which are the customer facing employees that work on our campaigns, were staffed on campaigns for new economy clients.

We seek to forge partnerships and create long-term relationships with our clients, where they view us as an integral part of their organization through the solutions we offer. By growing and partnering with them over the long term, we have expanded the scope of our services and solutions and have become seamlessly integrated into our clients’ operations, while helping them deliver on their brand promise. On a combined basis, Facebook and Airbnb accounted for a total of 52.0%, 65.9%, 60.4%, 62.3% and 62.3% of our revenue for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. From January 1, 2018 to June 30, 2021, we have acquired 32 new clients. Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions. For example, since 2018, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional e-commerce platform and a leading video game developer.

Track record of high-growth financial performance

We focus on providing our clients with a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses as well as grow our share of our client’s budget. Due to a combination of an increase in the amount of work for existing clients as well as attracting work from new clients, we increased the average number of our agents by 118% from 3,701 for 2018 to 8,070 for 2020. During this period, we have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2020, our revenue, profit for the year and EBITDA have grown at a CAGR of 54.9%, 50.3% and 60.7%, respectively.

Our ability to provide a differentiated level of service and higher valued and more sophisticated services, while efficiently increasing the scale of our business has resulted in our net profit margin of 21.0%, 22.2%, 19.8%, 18.4% and 17.8% for the years ended December 31, 2018, 2019 and 2020, and the six months ended June 30, 2020 and 2021, respectively. It also resulted in our EBITDA margin of 30.6%, 32.7%, 32.9%, 31.1% and 31.1% for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. Our EBITDA margin for 2020 is the highest among CX-centric outsourced service providers, according to Frost & Sullivan.

We have also managed our growth while maintaining a low debt profile. As of December 31, 2018, 2019 and 2020, we had a total debt to EBITDA ratio of 0.6, 0.3 and 0.3, respectively. We also intend to use a portion of the proceeds from our offering to repay the Credit Suisse Facility, which represents a significant portion of our debt that is outstanding as of the date of this prospectus. Our strong balance sheet, combined with our ability to grow our business and generate cash flows, gives us a strong foundation for focused investments and further business expansion.

Dynamic and highly experienced management team

We have an experienced, hands-on and savvy management team who combine global expertise with local insights. Our Founder, Executive Chairman and Chief Executive Officer, Mr. Laurent Junique, has over 25 years of industry experience and has won numerous awards, including the “Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category” for Singapore in 2018. Our management team has an average of over 15 years of relevant industry experience and most of our senior management have worked with us for over five years, which has allowed us to accumulate valuable operational experience and deep vertical expertise, while building and maintaining close relationships with our key clients. Our management team has been a champion in promoting a vibrant and distinctive culture that emphasizes teamwork, a high degree of flexibility, dedication to the client and alignment with client goals. Under the leadership of our management, we have been able to grow our Company from 1,400 employees as of December 31, 2012, the year we commenced servicing new economy clients, to 13,308 employees as of June 30, 2021.

Our growth strategy

Leverage network effects to expand client coverage and service offerings globally

Our growth strategy is to create a significant network in each of our markets so that we can gain local insights, on-the-ground capabilities and operational experience to expand our client coverage and digital offerings. We intend to achieve this through (i) deepening our relationships with our existing clients, (ii) growing our client base and (iii) extending and “future-proofing” our omnichannel capabilities. We expect the learning and insights from each client will enable us to deepen our expertise in key verticals and further expand our capabilities across service offerings, industries and regions, thereby creating network effects. As we scale and grow our expertise, we expect to penetrate more markets as the impact from our network effects increase.

Deepening our relationships with our existing clients

Our relationships with our new economy clients offer significant opportunities for growth. As we demonstrate the value that we provide, we are frequently able to expand the scale and scope of our services in a variety of ways and grow our wallet share. With our new economy clients’ strong business model scalability, we are well-positioned to ride their growth. We also find opportunities to cross-sell different types of digital offerings and use data analytics to provide integrated insight-driven strategies to help clients improve their business outcomes. In the past, clients who have engaged us for our services have been willing to turn over additional and more critical processes to us as we demonstrate our capabilities over time. As we become more intricately knowledgeable of our clients’ businesses and processes, we find opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn encourages client “stickiness” and is a factor that discourages our clients from turning to other providers.

Growing our client base

We seek to develop long-term client relationships with new clients, especially with clients who (i) require similarly complex services as our existing clients, (ii) provide opportunities for us to deliver a wider range of capabilities and meaningful impact to their businesses, and (iii) facilitate robust pipeline development and a strong win-rate of new top-tier clients. We use a multifaceted, technology driven strategy to attract new economy clients.

Extending and “future-proofing” our omnichannel capabilities

We seek to improve our capabilities through continued investments in digital technology and use of third-party technology. We strive to grow our capabilities in future technologies and channels and to continuously evolve with new technology offerings, such as Internet of Things, or IoT, products, wearables and apps, among other areas.

Enhance our human capital and reinforce our distinct corporate culture

Our people are critical to our success. Our ability to grow will depend on our ability to continue to attract, train, and retain large numbers of talented individuals. We continue to focus on maintaining a work environment that would make TDCX an “employer of choice.” We intend to achieve this through various initiatives, including:

•	working with new economy digital disruptor clients that are the companies of the future;

•	utilizing innovative recruiting techniques that will appeal to potential employees including young talent;

•	providing training and development throughout the tenure of an employee’s career, such that our employees remain educated and agile to meet our clients’ evolving requirements;

•	providing compensation with appropriate incentives that rewards employee commitment, resulting in high standards of customer experience and support for our clients;

•	supporting our employees in work from home situations with the technology ecosystem that enables them to remain productive and connected to training opportunities;

•	fostering a healthy work environment where employees work hard but have fun; and

•	having office locations in areas that are accessible and appealing, with office interior designs that are contemporary, collaborative and inspiring.

We believe that maintaining a vibrant and distinctive culture is critical to growing our business.

Prudent expansion into new geographic markets

We have a wide footprint of delivery centers in a number of locations across Asia, Europe and Latin America to serve domestic, regional and global markets and we plan to expand our coverage. As of the date of this prospectus, we had offices in a total of ten geographies, including newly opened offices in Beijing in 2017; Barcelona in 2018; Cebu and Yokohama in 2019; Bogota, Hyderabad and Shanghai in 2020 and Bucharest in 2021. The expansion into new locations was driven by our strategy of growing to meet the needs of our existing clients, such as our clients expanding into new markets or seeking to replace their existing service providers. Since adding offices in these locations, we have also added new clients based in these countries, as well as internationally who have been attracted by our increased geographical capacities. We intend to continue to expand our footprint prudently, but rapidly, to ensure we can meet the evolving needs of our clients, including processes requiring multi-jurisdictional and multi-lingual capabilities, and better position ourselves to win new engagements from our existing clients and attract new clients.

In addition to expansion in recently entered markets, we have identified Korea and other Chinese regional markets where we do not currently operate as potential new markets for entry. In 2020, we established a new office in Hyderabad, India as an entry point to the Indian market and to serve as our hub for digital innovation and the global English market, established an office in Bogota, Colombia as an initial office marking our entrance into the Latin America market, and grew our China presence by establishing an office in Shanghai. We established an office in Romania in 2021 to address other opportunities, and we expect it to begin operations in the second half of 2021. We also intend to open an office in the Republic of Korea by 2022.

Key location criteria for setting up new offices include (i) the ability to tap a wide talent pool that has the desired skills to better cater to client requirements, (ii) minimal time zone difference with, and proximity to, existing and potential clients, and (iii) cost competitiveness.

Maintain operational efficiencies through streamlined operations

We strive to be a productive and efficient operator. For example, we utilize digital recruiting techniques, such as our Flash Hire platform, to minimize recruiting costs and improve candidate selection accuracy. We are also adept at educating and developing our employees, through our Flash Learn platform of online courses and learning opportunities, which is a fast and flexible way to train our workforce across multiple geographies. Our innovative digital operating platform, Flash, which we had implemented prior to the COVID-19 pandemic, has enabled us to continue to implement our growth strategy in new markets despite social distancing restrictions on in-person meetings and training sessions. We have business excellence teams that review our standard operating procedures, design customer interaction playbooks and gather and implement best practices across the organization. Larger campaigns also have campaign-specific materials developed to meet specific client needs. In addition, insights gained through our data analytics capabilities also help us optimize staffing levels, track key performance indicators and employee engagement, and enhance workforce management to realize operational efficiencies. As we grow in scale, we intend to further centralize our procurement processes for our infrastructure, technology, telecommunication equipment and professional services in order to lower costs and streamline supplier relationships.

Prudent strategic acquisitions and opportunistic partnerships

We plan to continue to expand our capabilities globally as well as across industry verticals and service offerings. While we expect this will primarily occur through organic growth, from time to time, we expect to selectively evaluate strategic partnerships, alliances and acquisitions to develop or acquire:

•	new clients within our existing client verticals, with minimal overlap with existing clients;

•

new client verticals with high growth potential, such as industries where demand exceeds our ability to scale our business organically and other industries such as in financial technology, digital marketing and gaming;

•	new language capabilities to enter into new, large and diverse markets such as Europe and Latin America; and

•	new operational capabilities which can improve our efficiencies and complement our existing offerings, including the ability to introduce new offerings.

We believe that our strong balance sheet combined with our ability to grow our business and generate cash flows gives us a strong foundation for focused investments and further business expansion.

Key Financial and Operational Metrics

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Revenue (S$ thousands)	251,637	209,280	434,723	330,265	181,233
Profit for the period/year (S$ thousands)	44,763	38,524	86,094	73,536	38,088
EBITDA (S$ thousands)(1)	78,209	65,177	142,926	108,087	55,376
Net profit margin (%)	17.8	18.4	19.8	22.2	21.0
EBITDA margin (%)(1)	31.1	31.1	32.9	32.7	30.6
Number of clients(2)	43	41	38	38	36
Number of agents(2)	10,020	7,473	9,128	7,213	4,608
Revenue per agent (S$ thousands)(3)	28	27	54	54	49
Debt (bank loans) (S$ thousands)	289,054	40,113	40,306	34,421	30,548
Debt/EBITDA Ratio(1)	N/A	N/A	0.3	0.3	0.6

Notes:

(1)

EBITDA, EBITDA margin and Debt/EBITDA Ratio are non-IFRS financial measures. We define EBITDA as profit for the year before/period interest expense, interest income, income tax expense and depreciation expense, EBITDA margin as EBITDA as a percentage of revenue, Debt as bank loans and Debt/EBITDA Ratio as bank loans divided by EBITDA. EBITDA, EBITDA margin and Debt/EBITDA Ratio are not measures calculated in accordance with IFRS. As a result of our early adoption of IFRS 16 Leases as of January 1, 2017 using the full retrospective approach, EBITDA and EBITDA margin disclosed may not be comparable to similarly titled measures reported by other companies as our calculation includes depreciation on the right-of-use assets and finance costs on lease liabilities. While we believe that EBITDA, EBITDA margin and Debt/EBITDA Ratio provide useful information to investors in understanding and evaluating our results of operations in the same manner as our management, our use of EBITDA, EBITDA margin and Debt/EBITDA Ratio has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS.

The following table presents a reconciliation of EBITDA to profit for the period and EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	Margin	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	323,358	434,723	—	330,265	—	181,233	—
Profit for the year and net profit margin	64,039	86,094	19.8%	73,536	22.2%	38,088	21.0%
Adjustments:
Depreciation expense	24,595	33,065	7.6%	24,599	7.4%	12,908	7.1%
Income tax expenses	15,846	21,303	4.9%	7,524	2.3%	3,520	2.0%
Interest expense	2,275	3,058	0.7%	2,893	0.9%	1,128	0.6%
Interest income	(442)	(594)	(0.1%)	(465)	(0.1%)	(268)	(0.1%)

EBITDA and EBITDA margin	106,313	142,926	32.9%	108,087	32.7%	55,376	30.6%

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	Margin	S$	Margin
	(in thousands, except percentages)
Revenue	187,174	251,637	—	209,280	—
Profit for the period and net profit margin	33,296	44,763	17.8%	38,524	18.4%
Adjustments:
Depreciation expense	14,757	19,839	7.9%	15,633	7.5%
Income tax expenses	7,464	10,034	4.0%	9,769	4.7%
Interest expense	2,787	3,747	1.5%	1,496	0.7%
Interest income	(129)	(174)	(0.1%)	(245)	(0.1%)

EBITDA and EBITDA margin	58,175	78,209	31.1%	65,177	31.1%

(2)	The number of clients and number of agents are calculated as of December 31 of the years indicated or as of June 30 of the period indicated.
(3)

Revenue per agent is calculated as revenue for a period divided by the average of the number of agents at the end of each month during such period. We monitor our revenue per agent because we believe it measures our success in expanding our client relationships higher up the value chain. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an "agent."

For further information on our key financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Financial and Operational Metrics.”

Our Services and Solutions

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also provide other services for clients, such as providing workspace at our offices in connection with existing campaigns and providing human resource and administration services to clients.

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021.

	For the Year Ended December 31,
	2020			2019		2018
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	210,820	283,427	65.2	217,349	65.8	120,238	66.4
Sales and digital marketing	49,267	66,235	15.3	46,839	14.2	43,124	23.8
Content monitoring and moderation	59,633	80,170	18.4	61,526	18.6	14,361	7.9
Other service fees(1)	3,638	4,891	1.1	4,551	1.4	3,510	1.9

Revenue	323,358	434,723	100.0	330,265	100.0	181,233	100.0

	For the Six Months Ended June 30,
	2021			2020
	US$	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	117,292	157,688	62.7	138,396	66.1
Sales and digital marketing	35,492	47,715	19.0	29,335	14.0
Content monitoring and moderation	32,019	43,046	17.1	39,441	18.8
Other service fees(1)	2,371	3,188	1.2	2,108	1.1

Revenue	187,174	251,637	100.0	209,280	100.0

Note:

(1)	Revenues from other service fees include revenues classified in our Consolidated Financial Statements as workspace, payroll outsourcing and other services.

Since 2012, when we secured our first new economy client, new economy clients have grown to contribute up to 66.8%, 82.5%, 87.8%, 86.8% and 92.2% of our total revenues for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. Our top five clients for each of 2018, 2019 and 2020, on a consolidated basis, accounted for a total of 83.4%, 88.9% and 83.8% of our total revenues in the years ended December 31, 2018, 2019 and 2020, respectively. Our top five clients for each of the six months ended June 30, 2020 and 2021, on a consolidated basis, accounted for a total of 87.0% and 84.6% of our total revenues in the six months ended June 30, 2020 and 2021, respectively.

We have an international footprint. As of the date of this prospectus, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 13,308 employees as of June 30, 2021, who are located in offices in ten geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia and Romania (see “—Employees and Culture—Employees by Position and Geographic Location of Office Providing Services”). For more information on our revenues by geographic segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statements Line Items—Revenues—Geographic Segment.”

Omnichannel CX solutions

We help our clients manage their relationships by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, namely: (1) travel and hospitality, (2) digital advertising and media, (3) fast-moving consumer goods, (4) technology, (5) financial services, (6) fintech, (7) government and non-governmental organizations, (8) gaming, (9) e-commerce and (10) education. We offer omnichannel CX solutions to customers located in twelve offices in ten geographies across Asia, Europe and Latin America. We provide information about our clients and their products and services to their customers and cover the entire customer life cycle. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels. Our customized services further integrate us into the strategic objectives of our clients, often leading to closer, more resilient client relationships. In addition to our highly tailored services for complex interactions, we are also able to provide omnichannel CX solutions such as end-user support and troubleshooting for software and consumer electronic devices and sales and digital marketing campaigns. Our key clients for these services include Airbnb, a leading international airline, a global payments platform provider and a multinational food and beverage company.

Sales and Digital Marketing Services

Our sales and digital marketing services help our clients market their products and services to their potential customers in both the B2C and the B2B markets. In the B2B market, we primarily help our digital advertising platform clients attract more advertisers and grow their Internet and social media advertising businesses. For example, we have been engaged by these advertising platforms to help small-and medium-sized businesses develop online advertising campaigns on our client’s platforms. We do this by helping these enterprises optimize their advertising campaign key words and target demographics to make their advertisements more effective. This increased effectiveness translates to more business for our clients as their customers experience greater return on their advertising investments and become more likely to continue or expand advertising purchases. In the B2C market, we have sales and direct-marketing capabilities to support customer campaigns. Our sales and digital marketing services are supported by a suite of data analytical capabilities that provide business insights through user-friendly data visualizations. Our key clients for these services include Facebook and a leading search engine company.

Content Monitoring and Moderation Services

We commenced our first campaign for content monitoring and moderation services in 2018 and since then have rapidly expanded this service offering. Our content monitoring and moderation services create a safe and secure online environment for social media platforms by providing human interaction to content moderation services. Effective content moderation requires excellent command and understanding of the specific language involved, as well as a good understanding of the regional and local political and social context of social media exchanges, which are fluid and constantly evolving. This makes it difficult for our clients to rely solely on technical solutions, which is why our skilled agents are paramount. Our clients expect our campaigns to be staffed with highly skilled and trained personnel who have specific experience in the geographies and market knowledge of the countries we monitor. Our teams review social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Our content moderation teams are immersed in a positive work culture and have a supportive environment focused on their health, wellbeing and resiliency, including having access to dedicated mental wellness professionals who are located onsite in our offices. This helps ensure a higher level of employee engagement and lower levels of attrition as we remain focused on ensuring the wellbeing of our employees. It also creates excellent outcomes for our clients. In 2019, 2020 and the first half of 2021, our audits show that our agents correctly handled flagged content in over 90% of cases and correctly identified the reason for taking such action in over 90% of cases.

In late 2021, we also commenced providing data labelling services to our clients. We categorize and label content on our client’s platforms to train and improve machine learning while also refining algorithms and predictive models. Our client then uses this information to enhance the user experience for the end users of the platform and utilize key insights on user behavior and evaluation of models for further product improvements and development.

Other services

We provide additional services that we typically offer to select existing clients in support of existing engagements that these clients have with us. These services include providing workspace at our offices in connection with existing campaigns.

Operations

We are capable of providing our services on a 24/7 basis from our twelve offices. As of June 30, 2021, we also have more than 1,000 agents on assignment to clients. We provide services in more than 20 languages, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese and have capabilities in Asian “unicorn” languages such as Bhutanese, Dhivehi and Sinhalese. Some of our campaigns are served out of multiple offices. Our engagements are organized by campaign, with each campaign being serviced by a dedicated team. All of our newly employed agents go through an initial training process, as well as campaign-specific training. The total training period can last up to three months in some cases. We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and regional operations. As of June 30, 2021, we were engaged by 43 clients and on 114 active campaigns. Multiple teams can serve each client, as a single client may have multiple campaigns that are each organized around discrete work requirements and specifically organized and staffed with campaign-specific training to address the particular needs and specifications of the campaign. If and when a campaign is complete, our employees are assigned to a different campaign, including to different campaigns with the same client to utilize client-specific know-how.

The following table sets out our staffing structure for a typical client campaign:

As of June 30, 2021, we had campaign teams staffed by up to several hundred employees. Campaign teams are supported by campaign specific technologies, which are often provided by our clients (such as proprietary client-developed customer relationship management, or CRM, software or telephony systems), licensed or developed by us or our clients (see “—Information Technology and Management Information Systems”).

Our operating structure gives us the flexibility to quickly adapt to client requirements and changing circumstances. In the past, we have been successful at quickly ramping up new campaigns or expanding existing campaign teams on short timelines. For an example of our scaling capability, see “—Our Services and Solutions—Case Study—New Economy Client.”

Data Analytics

As part of our value-added services for our customer service operations, we have a dedicated team of data analytics specialists who help monitor both our employee performance and our clients’ customer satisfaction metrics, such as customer satisfaction, net promoter score, average holding time, and first call resolution. As of June 30, 2021, we have a team of over 150 analytics personnel that support our global operations platform. We are focused on the use of data analytics to optimize our platform in order to meet our clients’ needs by allowing us to provide continuous access to key performance indicators of our clients and also to empower our resource allocation and identify areas that we can improve upon. Our regional business analytics team is a key part of our success as it supports the decision-making processes of our management team, human resources and finance functions, business development efforts and our business excellence optimization strategies. Finally, for certain of our campaigns, we include dedicated data analysts to support the campaign teams.

In order to ensure that the benefits of our data analytics platform are integrated into our services at the operator level, we encourage our employees to take various data analytics courses we have available. These courses include introduction to data analytics and key concepts as well as advanced classes for data analysis, including topics such as thinking processes, reporting and charting, and data analytics presentation to clients. The goal of these courses is to empower our employees by giving them a basic understanding of how data analytics is incorporated into our client solutions. We believe that these courses offered to our employees generally will help us offer solutions that integrate a robust data analytics offering for our clients with a workforce that understands and is empowered to incorporate data analytics into their daily work.

Finally, our data analytics is supported by our data warehousing infrastructure. Our Enterprise Data Warehouse, or TED, is a cloud-based data warehouse which we implemented instead of a traditional tiered, on-premises approach. TED allows us to scale our data warehousing capability to match the pace and scale of growth of our digital client base. TED serves as the ultimate repository for our business data. TED is hosted by a leading cloud storage provider and enables us to provide actionable insights to our clients who need us to guide them on the changes happening at the frontline of their businesses with their clients.

Communication Channels

Our services are delivered through our reliable and scalable technology-enabled, omnichannel platform. Our omnichannel approach integrates direct customer contact through digital channels, allowing us to engage with the customer through multiple channels of interaction. We cover traditional channels such as voice-only telephone communications, fax and email communications. As our clients’ customers increasingly transition towards digital communication and integrated internet-of-things networks, we have evolved and invested in our capabilities to adapt to emerging technologies, such as through online text chat, video-chat, SMS messages and social media. We are selectively rolling out our chat-bot capabilities, based on technologies licensed from third parties, to allow natural language processing and artificial intelligence supported interactions. We are constantly evaluating new communication technologies, such as internet-of-things related capabilities, with the aim of integrating these channels into our platform. See “—Innovation and Development.” We view our history through the types of customer interactions we have had and believe that we are now in a digital transformation phase, which began in 2012.

Each of our channels is available simultaneously and integrated with our other services, so customers using different forms of communication can be treated similarly and in an efficient manner. This omnichannel approach can be used in combination with any service or solution in our portfolio.

Our Offices

We operate from twelve offices in ten geographies (Singapore, Malaysia, Thailand, Philippines, China, Japan, Spain, India, Colombia and Romania) which (i) allow us to respond to market demand and growth opportunities in domestic, regional and global markets across Southeast Asia and the Global English end-markets (which includes North America, the United Kingdom, Ireland, Australia and New Zealand), China, Japan and Europe; (ii) provides us with access to diverse talent pools; (iii) equips us with multi-lingual capabilities; and (iv) enables us to leverage time zones to provide 24/7 service. A country director leads the operations in each country in which we operate and is responsible for operations and maintaining client relationships within that country.

Our offices are located in accessible and appealing locations which are designed to provide our employees with an enjoyable and productive work experience. Designed to be modern, collaborative and inspiring, our offices have a number of dedicated spaces where our employees can interact and re-energize during the work day, including reading rooms, themed meeting areas and entertainment areas such as music and games rooms. Our culture is key to our ability to attract and retain a motivated and talented workforce and our offices are specially designed to support our culture and employees. Unless otherwise stated, each office represents our entire operations in a given country, but may be spread across multiple premises.

•

Singapore—Our headquarters in Singapore was opened in 1995 upon our founding as Teledirect Pte Ltd. As of June 30, 2021, the office supported 18 active campaigns, including campaigns with some of our most established clients. As of June 30, 2021, it was staffed by 1,142 agents. Our Singapore office services large multinational corporations which have their regional headquarters in Singapore, and certain Singapore government agencies. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Singapore office.

•

Philippines—We opened our Manila office in 2014 and our Cebu office in 2019. As of June 30, 2021, our Philippines offices supported 17 active campaigns. As of June 30, 2021, they were staffed by 4,270 agents. Our Philippines offices leverage a talented employee pool of proficient English speakers to service Global English end-markets, including North America, United Kingdom, Ireland, Australia and New Zealand. We provide omnichannel CX solutions and sales and digital marketing services from our offices in the Philippines.

•

Malaysia—We opened our Kuala Lumpur office in 2001. As of June 30, 2021, the office supported 44 active campaigns. As of June 30, 2021, it was staffed by 2,728 agents. Our Kuala Lumpur office services Southeast Asian and North Asian customers in a variety of regional languages. We provide omnichannel CX solutions and sales and digital marketing services from our Malaysia office.

•

Thailand—We opened our Bangkok office in 2005. As of June 30, 2021, the office supported 15 active campaigns. As of June 30, 2021, it was staffed by 1,260 agents. Our Bangkok office serves as our hub in the Indochina region and we support our clients’ operations that require native speakers from emerging markets such as Vietnam, Cambodia and Laos, in addition to Thailand. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Thailand office.

•

China—We opened our Beijing office in 2017 and our Shanghai office in 2020. As of June 30, 2021, our China offices supported 10 active campaigns and were staffed by 232 agents. Our offices in Beijing and Shanghai primarily supports Mandarin language campaigns for international clients with operations in China. We provide omnichannel CX solutions and sales and digital marketing services from our Beijing and Shanghai offices.

•

Japan—We opened our Yokohama office in 2019. As of June 30, 2021, the office supported five active campaigns. As of June 30, 2021, the office was staffed by 324 agents. The office primarily supports Japanese-language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Yokohama office.

•

Spain—We opened our office in Barcelona in 2018. As of June 30, 2021, the office supported five active campaigns. As of June 30, 2021, it was staffed by 64 agents. This is our first office outside of Asia and the first in Europe. The Spanish office will act as our hub for expansion in Europe. We provide sales and digital marketing services from our Spain office.

•

India—We opened our office in Hyderabad in 2020. As of June 30, 2021, the office had not yet commenced operating any campaigns. The India office will act as our hub for expansion in India and service Global English end-markets. We also expect that our India office will be able to serve as a digital hub that will allow us to grow our technology capabilities throughout our Company. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our India office.

•

Colombia—We opened our office in Bogota in 2020. As of June 30, 2021, the office had not yet commenced operating any campaigns. We entered into our first MSA to provide services from our Colombia office in July 2021. This is our first office in Latin America and will act as our hub for expansion in Latin America, as well as into North America, as requested by our clients. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Colombia office.

•

Romania—We opened our first Eastern European office in Bucharest in 2021. As of June 30, 2021, the office had not yet commenced operating any campaigns. This will serve as a complementary offering to our already established European office in Spain to provide our clients with alternative and complementary lower cost options for less complex or non-native language campaigns. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Romania office.

COVID-19 Risk Mitigation and Continuity of Operations

In response to the COVID-19 pandemic, we have implemented a number of procedures and strategies with the support of our clients. We established an internal COVID-19 task force, which is overseen by our Internal Audit Director. The task force includes representatives from each country in which we have operations as well as each function from our corporate team (such as human resources) and conducts regular telephonic or video meetings to discuss developments in each country’s operations and best practices that are being undertaken by each country to ensure employee safety and continuity of our operations. Our management works closely with our COVID-19 task force to ensure synchronization of the task force and operations throughout our Company organization more broadly. Along with the organizational measures we have taken with respect to our COVID-19 task force, we have also increased the cleaning frequency of our premises and order (as needed) items such as face masks and hand sanitizer for our offices. Finally, in the jurisdictions in which we operate, we have also identified and coordinated with vendors for deep sanitization services in the event any of our employees has been at our premises and contracted the COVID-19 virus. For further information regarding risks related to COVID-19, see “Risk Factors—Risks Related to Our Business and Industry—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Employee Safety

The primary focus of our management and COVID-19 task force throughout the COVID-19 pandemic is employee safety. We regularly update our health and safety procedures to comply with local health and safety requirements as they develop. We send regular email updates regarding the pandemic and travel advisories and other measures a relevant jurisdiction may put into place to ensure our employees remain safe throughout the COVID-19 pandemic. With the support of our clients, we have also incorporated work from home policies in all of the jurisdictions in which we operate, subject to our client agreement on a campaign by campaign basis. In each of the jurisdictions in which we operate, we have complied with the local regulatory requirements and guidance with respect to maintaining only essential workforce in the office. At the peak of the COVID-19 pandemic in 2020, approximately 80% of our employees worked at home in accordance with our work from home policies.

Continuity of Operations

We continue to work with our clients to ensure continuity of our operations and minimize any disruption of our services throughout the period of the pandemic. Many of our clients, including some of our largest clients, have asked us to initiate our business continuity plans under our agreements. These plans may include splitting up our teams on specific campaigns among multiple locations within a given jurisdiction, having a certain percentage of employees staffed on a given campaign work from home or having all employees on such campaign work from home, depending on the client and/or agreement. We are fully supportive of work from home programs and have issued the necessary equipment to our employees that work from home in order to support their productivity. We also work with our employees to ensure that they have an adequate working environment to remain productive by consulting with them on conditions appropriate for a “home office.” Working from home guidelines have been provided to our employees to ensure compliance with the required standards for service delivery under our agreements with our clients. We anticipate that the implementation of a continuity of operations plan which includes certain work from home policies may remain in place after the COVID-19 pandemic as part of our continuity of operations procedures generally.

Case Studies

New Economy Client

Situation

•	Our client has a large online marketplace, including global operations and access to almost every country in the world.

•

Due to its rapid growth over the last five to ten years, our client needed a partner who could keep up with their aggressive global scaling demands without compromising the quality of its customers’ experience.

Solution

•

Working closely with our client to formulate the service requirements of our engagement, we provided a tailored solution involving the design and development of scenario-based training programs, with an emphasis on service quality, customer experience and innovation and the dedication of business analytics experts to monitor and analyze customer trends and performance data as they provide actionable insights geared towards process efficiency and innovation.

•	In addition, we provided executive sponsorship, including an efficient management to employee ratio as well as the inclusion of a Director of Operations and Director of Support.

•

We were also able to provide additional depth in our support to our customer experience offerings by hiring, training and managing highly skilled Mandarin-speaking agents as well as by implementing a dedicated support team to manage overflow of customer support tickets from the onshore support team.

Results

•	Our initial engagement in 2015 with the client began with 50 FTEs for omnichannel CX solutions in the Philippines.

•

In 2017, we expanded our engagement and began providing services in our Malaysia office. By December 31, 2017, we had over 800 FTEs for this engagement covering services rendered from our Malaysia and Philippines offices. In 2018, we launched operations in China and Japan to support the client.

•

Our engagement expanded to include more complex services, such as trust and safety verification for our client’s customers, the incorporation of a dispute resolution process between our client and its customers, as well as conducting global quality and compliance audits of the client’s in-house customer contact team and the other third parties that they have engaged as client experience service providers (including our competitors). We also included native Mandarin and Thai speakers in our service offerings from our Malaysia office.

•	We expanded to more than 2,500 FTEs as of June 30, 2021.

Search Engine Client

Situation

•

Our client is a leading search engine company. We began providing sales and digital marketing services to our client’s customers in Malaysia with less than 15 FTEs based in our Malaysia office in 2012.

Solution

•	We worked closely with our client to deliver services beyond our client’s expectation by routinely exceeding the minimum KPIs required under our agreements with our client.

•

When our client required us to scale up in terms of project size within a short time frame, we were able to do so by utilizing Flash Hire to evaluate more than 1,500 new employee candidates in order to meet our client’s expanded requirements.

Results

•	In 2018 and 2019, our client engaged us to provide sales and digital marketing services to our client’s top-tier customers, which was previously handled entirely by our client’s in-house team.

•

As of June 30, 2021, we have been engaged on 35 active campaigns with this client. We provide services to this client from five different countries (Singapore, Malaysia, Philippines, China and Japan), with a total of more than 1,000 FTEs. We provide services to the client’s customers in more than 10 different languages, including Vietnamese, Korean and Japanese.

Sales and Marketing

We market our services primarily through our business development team. Our business development team, which is led by our Philippines country director, has coverage teams for each of the Asia Pacific, North American and European regions. Once opportunities are discovered by the business development team, a dedicated pitch team works with our operating personnel, including our CEO and country directors, to develop proposals and pursue these opportunities. Relationships with existing clients are managed by our relationship managers, who are often the country directors at the locations where our client campaigns are focused and who are in charge of day-to-day operations on client campaigns. Our client relationship professionals collaborate with our operations teams, regional business analytics team and country directors to develop client-focused solutions that we pitch to our clients. Since the operations teams have day-to-day interactions with our clients, they provide valuable insight to our clients’ needs and issues. This allows us to incorporate client feedback quickly into our business development efforts and to tailor our proposals to known client needs.

While our business development team works to generate new leads and new clients, we believe that our growth has primarily been through a “network effect” based on our strong client relationships, client-centric focus and the desirable outcomes we have produced in campaigns for our clients. Our client relationships typically evolve from single, discrete campaigns into multiple and more complex campaigns across multiple client business lines or across new geographies. We focus our business development efforts on clients who require complex, high-value work where we believe we can provide significant value to our client’s operations. We also focus on providing a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses and grow our share of our client’s wallet. This also provides us with higher profit margins. We believe that expanding the services we provide to existing clients helps meet this goal because we have already firmly established our competencies and a basis of trust with our clients. See “—Case Studies.”

The process for developing a new client or securing a new campaign typically begins with a formal request-for-proposal or a less formal request by a client to consider an issue they are facing. We also propose new campaigns based on client needs that our operating teams uncover. The business development team works with the operating teams to define the scope, services, assumptions and execution strategies for a proposed campaign and to develop campaign estimates and pricing and sales proposals. Senior management personnel typically are involved in the development of each proposal. The sales cycle varies depending on the type and size of service required and generally ranges from six months to over a year.

Contracts and Pricing Model

Our contracts are typically structured as a master service agreement that embodies the key terms of our engagement with our clients. Many of our clients have their own standard master service agreement, or MSA, templates they use with their service providers but we have a MSA template that caters to clients who do not have their own templates.

Each client’s campaign is defined under a SOW, which sets out the services to be provided for each client campaign (including price, FTEs deployed, service level agreement and technical specifications). A SOW may also contain clauses that supersede the terms of the MSA as necessary for each campaign. This structure allows us to quickly define and implement new client campaigns as they come up without protracted legal discussions, which have been undertaken upfront in the MSA.

Our MSA contract terms typically range from one to three years, with new economy clients typically preferring one-year renewable contract terms. Our contracts also generally provide our clients a right to terminate any engagement at any time for convenience, subject in some cases to prior written notice. Typically, there are no amounts payable upon early termination. As we become more familiar of our clients’ businesses, we take advantage of opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn builds our clients’ confidence in us and encourages them to continue using our services.

Our contracts typically specify service levels that we must provide, as reflected by target key performance indicators selected by our clients according to their internal policies or requirements. Some examples of key performance indicators used by our clients are customer satisfaction and turnaround time. In the last five years, we have generally met our KPI requirements in most campaigns and none of our clients has terminated their respective agreement on the basis of consistent underperformance of KPIs.

Over the years, our pricing model has been modified, in part, based on industry trends and feedback we have received from our clients. Our current model includes a fixed rate per FTE and a variable price component that is based on meeting certain KPIs assessed periodically. Our pricing models for any given arrangement often include a fully priced rate per FTE or productive hour, subject to potential increases or deductions based on KPIs.

Clients

As of June 30, 2021, we were engaged by 43 clients, many of which are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We have clients in a wide variety of industries which we organize under our ten industry verticals, including: (1) travel and hospitality, (2) digital advertising and media, and (3) fast-moving consumer goods. Our client base includes both long-standing marquee clients, as well as an expanding client base of new economy clients. Since 2012, when we acquired our first new economy client, new economy clients grew to contribute up to 66.8%, 82.5%, 87.8%, 86.8% and 92.2% of our total revenues for the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively. See “Risk Factors—Risks Related to Our Business and Industry—Our largest clients account for a significant portion of our revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.”

We have intentionally created an inclusive and diverse workplace culture that is compatible with that of our clients, and in particular, our new economy clients. We strive to assimilate into the local culture of the markets we serve and also create cultural alignment with our clients, which emphasizes a sustainable and collaborative approach to business and our five core values of (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust. See “—Employees and Culture.” We believe that this cultural compatibility is often a key reason for our clients selecting us as a services provider. For example, in our first project serving customers in China, our U.S.-based client emphasized that our cultural alignment was a factor in us being selected over other service providers with strong China-focused capabilities.

We believe that the services we provide to our clients are often mission-critical to their businesses. As a result, our clients often deeply integrate us into their customer service offerings. For a discussion of our revenue by geographic segment see “—Our Services and Solutions.”

As part of the process for acquiring a new client, potential clients audit our business. After being awarded any new campaign, our clients will also periodically follow up with compliance audits, including audits conducted by third parties. We also have regular informal feedback from our clients on an ongoing basis. While the specific audit process varies from client to client, each client will typically conduct both a process and execution audit annually. Process audits typically cover a variety of areas, including cost management and invoicing accuracy; operational management including regular updates, clear roles and responsibilities; and information security management. Execution audits are mainly based on quantitative measure such as service-level and first-call resolution to evaluate customer care efficiency, operation efficiency and customer feedback.

Innovation and Development

We consider the innovation and development of new products and services to be an important part of our ability to provide high-value services to our clients. We conduct all of our innovation and development activities in-house through a dedicated digital innovation team, Digital Lab, located in Malaysia and India. As of June 30, 2021, our Digital Lab team included approximately 39 employees and focused on six areas, namely design, content generation, digital marketing, social media, tech, research and development. The development team focuses on building tools using artificial intelligence and machine learning to augment the delivery of the desired customer experience. We recently expanded our presence in Hyderabad, India. We have received numerous awards relating to our research and development efforts. See “—Awards and Recognition.”

In the last few years, we have developed a number of innovative tools that enhance our service offerings, such as the TDCX mobile dashboard app, the Flash Hire platform, AI-enhanced chat-bots and remote video support. We also enhanced productivity with robotic process automation and our enterprise data warehouse and we have also developed a remote monitoring application for security and fraud detection, which is in currently in prototype form. For more information on these tools, see “—Information Technology and Management Information Systems.”

Competition

Our core competitors are other digital customer experience providers as well as our clients’ own internal capabilities to perform some or all of the services that we provide. Fast-growing new economy clients tend not to have significant in-house capabilities equivalent to the services that we offer as a specialist and instead rely on one or more outsourced digital customer experience providers. We typically are not an exclusive service provider for our new economy clients as they prefer to engage more than one provider in each customer region to reduce their provider concentration risk. A key consideration for these new economy clients in choosing a digital customer experience vendor has been the speed and flexibility of such vendor in scaling with, and responding to changes in, the client’s business.

According to Frost & Sullivan, the customer experience outsourcing market in Southeast Asia is mature and fragmented as the top 15 service providers capture only slightly more than half of the market share by revenue. In the area of omnichannel CX solutions, we compete primarily against traditional customer experience service providers, boutique customer experience service providers, and, to a lesser extent, pure-play outsourcing service providers.

See “Industry Overview” and “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

Our competitive advantage is that we are an internationally integrated, human-capital-centric provider of digital customer experience solutions, to our clients with a specific expertise in providing tailored solutions and managing complex new economy interactions.

We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those in the countries we operate. A significant part of our competitive advantage is our ability to attract, train, and retain talented personnel. In addition, relative to competitors in the United States and Europe, as a service provider primarily located Southeast Asia, we have a wage cost advantage.

All comments in this prospectus with respect to our competitors are based on information available in the public domain or provided by Frost & Sullivan. We have no access to, nor do we seek, our competitors’ commercially sensitive information.

Employees and Culture

We believe that our employees and our distinctive corporate culture are key enablers to our success and form the core strength of our business model and a strategic pillar to our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex new economy interactions. As of June 30, 2021, more than 60% of our employees were college or university graduates. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach to business while being fully committed to our clients’ businesses. Our commitment to the growth and well-being of our employees is important to our success and we monitor our employee satisfaction to evaluate our performance in supporting our employees. In the internal engagement surveys we conducted in July 2020 and 2021, we received an employee satisfaction score of 87% and 89%, respectively, from our employee respondents. We believe that our distinctive culture is incorporated within all relationships and processes in our organization and fits within our values and goals.

Our culture is defined by five core values: (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust, as illustrated below:

We recognize that our success in delivering complex and high-value services to our clients has come from our ability to identify, recruit, train and retain a highly motivated workforce. A highly trained and skilled workforce allows us to provide higher quality and higher margin services and solutions to our clients. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles across five areas that reinforce and exemplify our core values: (i) Recruiting and Selection, (ii) Retention, Employee Engagement and Compensation, (iii) Learning and Development, (iv) Compliance and Control and (v) Performance.

Recruiting and Selection

We use an iterative process of hiring with multiple screening processes, including online assessments and behavioral interview techniques to select employees who will be successful at our Company. We believe our hiring decisions are consistent and consensus driven among panel interviewers. We use online interview platforms, such as our proprietary system, Flash Hire, to video record interviews so that interviews follow a uniform set of questions and multiple internal stakeholders and clients can participate in the interview. Flash Hire automates many of the routine administrative tasks from recruitment and shortens our hiring time by more than half. For example, during the phased implementation of Flash Hire in our business, we operated both the Flash Hire and the traditional hiring workflows. In the traditional workflow, the average time to hire a new employee in 2019, from the date of their initial application to the date we made an offer of employment, was 3.52 months. By comparison, when using the Flash Hire workflow, the average time to hire a new employee in 2019 was 1.33 months, a 62% improvement over the traditional workflow. We focus on hiring an international mix of expatriates and native language speaking employees.

We primarily recruit our employees through advertising on job boards and employee referrals. We focus on employee referrals, which we think helps us identify candidates who would fit within our Company culture and assimilate into the team. From July 1, 2019 to June 30, 2021, over 70,000 job applicants were referred to us by our employees and more than 13,000 were successfully hired. We also use external recruitment agencies to help us hire employees in the new markets that we enter as well as to quickly scale up our hiring for new projects.

With our scalable business platform and our fast response time for the implementation of new client campaigns, we focus on both our ability to quickly staff a campaign and our ability to hire the right candidate who fits our criteria.

Retention, Employee Engagement and Compensation

In the year ended December 31, 2018, 2019 and 2020, our annual voluntary attrition rate, measured by the number of employees that voluntary left our Company in a period divided by the average number of employees in such period, was 21.5%, 23.1% and 24.8%, respectively, compared to the industry average of 30% to 34% in the Asia Pacific region, according to Frost & Sullivan.

Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a one-day induction program, conducted by our engagement champion team. Our induction program is also available online for new employees that work from home. The induction program introduces our Company’s history, mission, vision and values to the new hires. The program also promotes the formation of new friendships among the new hires, which we find helps increase employee engagement and retention.

We monitor our employee engagement through weekly employee engagement surveys conducted through our Flash Pulse platform that enable our management to understand and quickly address concerns of our employees. In 2020, we started conducting weekly internal surveys that asked five matrix questions each week, which increased survey participation compared to our previous comprehensive bi-annual surveys. The increased frequency and the broad range of topics covered over time has allowed us to develop a more timely and complete understanding of our workforce feedback to develop actionable plans to address any gaps.

Each of our client campaign teams has a dedicated human resources manager and engagement champions who are responsible for the wellbeing of that campaign team. We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially employees under 35, who represent over half of our employees, and our expatriate employees who often relocate to join our Company. Our engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content monitoring and moderation teams to help them deal with the particular stresses of content monitoring and moderation.

We pay our employees on a salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and onsite food and refreshments at our physical offices.

Learning and Development

We believe that the opportunity for advancement is one of the key factors supporting our long-term employee retention. As of June 30, 2021, we have a team of over 200 trainers that lead our new employee initiation programs, client-campaign-specific training programs and our internal development programs.

New employees undergo an initial training program of up to three months when they join us. This training program is designed to instill our corporate values and culture from day one. It also helps our new employees understand the work we do as well as how to undertake that work competently and in accordance with regulatory frameworks governing data privacy such as the General Data Protection Regulation (GDPR EU) and the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore. Campaign-specific training programs that provide staff with specific knowledge of our clients’ products, services, procedures and systems are developed in cooperation with our clients during project set-up. Throughout the life cycle of the campaign, our learning and development team continues to work with the client to refine and improve the programs to ensure that our services meet our client’s rigorous standards. Some campaign-specific-training programs involve up to an additional six months of training before an employee is fully integrated into a campaign team. Our employees’ customer knowledge is supported by our Knowledge Base Tool, or KB Tool, which is a digital product library and user portal that provides our employees quick and easy access to client-specific information they need to handle customer interactions. The KB Tool is regularly updated with information learned from our direct experience on client campaigns. We also use third-party tools such as LinkedIn Learning to connect and conduct general training sessions with our employees.

We also believe that personal and career developmental opportunities are important to the success of our business. Our commitment to having a highly skilled workforce and ability to compete on quality includes ensuring our employees throughout our Company have the necessary tools, skills and support to effectively do their job and build a career. Our internal surveys, which we conduct through our Flash Pulse platform and which are based on self-reported employee information, show that: 87% of our employees felt that they had opportunities to grow and learn; 87% of our employees received encouragement for their career development, 98% of our employees knew what is expected from them; and 96% of our employees strongly understand and aligned their work to the vision and mission of our Company.

As a growing organization, we recognize that our leadership pipeline is critical to our future success. Our employees have access to a wide range of classroom courses including functional skills, leadership skills and data analytics programs provided by our internal learning and development department to ensure that they are equipped to deliver complex and high-value services for our clients. We provide additional training on performance analytics and on-demand knowledge modules through our Flash Learn platform, which contains recorded presentations, quizzes and interactive modules on key skills such as compliance and security, self-management, inter-personal relations, leadership and business development. Many of our employees have received COPC CX Implementation Leader certifications offered by COPC, Inc., an industry leader in customer experience operations qualifications. Our Malaysian office has received an ISO 18295:2017 certification for customer contact center operations. We also have over 1,000 employees with Google Ads certifications as of June 30, 2021, which includes employees that have been certified pursuant to client requirements.

We utilize the GROW coaching method, which is a goal-oriented best practice for employee development and delivered through our Flash Coach application. GROW stands for (1) Goal, (2) Current Reality, (3) Options (or Obstacles) and (4) Will (or Way Forward). All of our managers and team leaders receive training in the use of the model and coaching sessions are documented and tracked using our in-house coaching tool. The GROW model is central to our approach to staff development.

Performance and Compliance

We depend on our ability to consistently perform to the highest standards. In addition, we are typically required to provide certain minimum thresholds of service quality under our client contracts. Our performance tracking is enhanced by our real-time data reporting and analysis, which helps us identify issues with individual and campaign level performance. Our team leaders conduct weekly evaluations with our team members based on our data analysis of key performance indicators.

The performance and compliance metrics that we track vary by client and campaign. Generally with respect to our omnichannel CX solutions, we track metrics over five key areas: quality, accessibility, efficiency, cost performance and strategic impact.

Quality metrics measure subjective quality of the services we provide from the point of view of the customer. Some examples include customer satisfaction scores, which rate customer happiness with a given interaction, first contact resolution, which measures whether or not a problem was resolved in the customer’s first interaction with us, customer effort scores, which measures the ease in which the customer was able to obtain answers from us, and net promoter scores, which rates the likelihood that a customer would recommend our service to others.

Accessibility scores measure how easy it is for customers to reach us. These scores are typically objective, and include service-level scores, which measure the number of calls answered within a certain number of seconds (i.e., 80% of all calls answered in 20 seconds (or approximately three telephone rings)), abandoned call rate, which is the number of callers who hang up the phone before the call is answered, and turnaround time, which measures the speed in which we complete a ticket or close an issue logged by a customer.

Efficiency metrics measure resource wastage and redundancy, and include metrics such as forecast accuracy, which measures how actually call and interaction load compare to the forecasted load, and average handling time, which measures how long it takes on average to resolve a customer interaction.

Cost performance metrics measure the cost per interaction, which can be lowered by increasing operational efficiency.

Strategic impact metrics measure the ability of our operations to deliver sustainable performance, and include items such as employee engagement scores and employee attrition.

We also track many campaign-specific metrics. For example, for sales calls, we track our contact rates (the percentage of people in our target list we were able to reach) and our conversation rate (the percentage of contacted persons who chose to buy the product being sold). With respect to technical support campaigns, we track items such as the technical service resolution rate (what percentage of problems did we resolve remotely) and the no parts used rate (the percentage of onsite service requisitions which were unnecessary since they did not require any replacement of parts).

Employees by Position and Geographic Location of Office Providing Services

The following table sets out the number of our employees by job classification:

	As of June 30,	As of December 31,
	2021	2020	2019	2018
Agents(1)	10,020	9,128	7,213	4,608
Project Support	2,282	1,361	1,365	678
Support Staff	1,006	862	636	445

Total	13,308	11,351	9,214	5,731

Note:

(1)	Under our employee classification system, a FTE under our MSAs and SOWs is classified as an “agent.”

The following table sets out the number of our agents by the geographic location of the office providing services.

	As of June 30,	As of December 31,
	2021	2020	2019	2018
Singapore	1,142	1,092	913	821
Philippines	4,270	4,265	2,847	1,596
Malaysia	2,728	2,140	1,876	1,244
Thailand	1,260	1,178	881	695
China	232	181	493	217
Japan	324	229	190	35
Spain	64	43	13	—
India(1)	—	—	—	—
Colombia(1)	—
Romania(1)	—	—	—	—

Total	10,020	9,128	7,213	4,608

Note:

(1)	As of June 30, 2021, the office had not yet commenced operating any campaigns.

The following table sets out the number of our total employees by the geographic location of the office providing services or conducting operations.

	As of June 30,	As of December 31,
	2021	2020	2019	2018
Singapore	1,362	1,278	1,099	986
Philippines	5,464	4,692	3,542	2,003
Malaysia	3,722	3,102	2,552	1,586
Thailand	1,902	1,633	1,180	848
China	331	284	580	267
Japan	411	295	233	40
Spain	90	59	28	1
India	15	—	—	—
Colombia	9	8	—	—
Romania	2	—	—	—

Total	13,308	11,351	9,214	5,731

The delivery center location out of which the Company provides services (and from where our employees and agents provide services) does not correlate consistently to the location of the customers of the Company’s clients.

For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which the Company provides services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of the Company’s clients may access the Company’s services from various geographies and not just the location of their residence.

We hire primarily permanent employees for our campaigns, though we may hire temporary employees on fixed-term contracts. We do not match employee contract durations to campaign duration and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.

As of the date of this prospectus, our workforce in Spain was under the Spanish telemarketing industry’s collective bargaining agreement.

Information Technology and Management Information Systems

The technologies we utilize in the delivery of our services are a mix of licensed software, proprietary, in-house developed software, and software provided by our clients. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients in line with their business requirements. Our information technology team includes experts on technology project management, infrastructure management, information security and operational service delivery, thereby permitting us to adapt our infrastructure services to our clients through various phases of our clients’ engagements.

Flash

Flash is our in-house 360-degree human capital and experience management suite. Flash brings together a whole gamut of platforms to drive efficiency within our key human resources functions and processes. These include workforce management, recruitment, performance management, learning and development, employee engagement, rewards and recognition, chatbot, claim and payroll.

Flash Hire, is our flagship application within the Flash suite. Flash Hire is a highly customizable remote, video-based recruitment platform which we use to record video assessments, provide written assessments and conduct live interviews. The system provides a question bank and customizable assessments which are tailor-made for each client’s operating environment. The system auto-learns from the success profiles of our best performers to improve our hiring process. Flash Hire allows us to video-record interviews for the benefit of our clients, asking behavioral questions based on job expectations and clients’ inputs. This allows us to interview candidates in local time zones yet enables clients to view these interviews at any preferred time in their own time zone. This allows our clients to provide input on the employees that will be staffed on their campaigns and creates trust with our clients since they get to participate in the hiring process and ensure that we are calibrated and hire personnel not only with the relevant skills and knowledge, but who also fit within our culture. In particular, the system allows us to recruit expatriate candidates more efficiently, since it allows us to interview candidates across jurisdictions quickly and effectively and track and monitor the overall recruitment process.

The system also digitized our recruitment process and helped to reduce the amount of administrative work involved in recruiting by providing commenting and other collaboration procedures to allow the recruitment team to evaluate candidates. The system supports data analytics, as well as automated our end to end recruiting process, including requisition, job applications, interview scheduling, interviews, offer development, documents submission, candidate onboarding capabilities and online contract signing. Overall, we believe that the system reduces the amount of time it takes to recruit a new hire by up to half.

Since implementing Flash Hire into our workflows, we have used it to evaluate over 70,000 candidates as of June 30, 2021. As an internally developed product, it has also enabled significant cost savings compared to external products, which have many of the same functions, but charge on a per-interview basis. For us, Flash Hire is scalable at minimal additional cost.

We developed a predictive model that evaluates the resume and personality traits of our candidates using a competency value framework to determine if they are suitable for the job based on the ideal high performer profile. The model in Flash Hire will be able to support our recruiters’ hiring decision based on the system’s recommendation. The model will match the candidate’s profile to the ideal high performer profile based on each job family such as customer service, sales roles or content moderator role. This model will be able to provide a fit dashboard and behavioral pointers of high-risk candidates to assist recruiters in their hiring decisions.

We are excited about Flash Hire as the next stage of development sees the enablement of speech analytics and voice recognition for authentication and emotional overlaying on spoken response. We believe that coupling speech analytics and emotional analytics with facial recognition and options for work at home agents will bring Flash Hire to the forefront of technological innovation in selection and hiring.

Our Flash suite of applications also includes the following:

•

Flash Coach is a platform that our leaders use to document and monitor coaching sessions with their teams. The large amounts of data captured are processed using AI so we can clearly and systematically determine developmental priorities.

•

Flash Learn complements our innovative hiring and coaching programs with a detailed online learning and training program. Our adaptive approach allows us to easily share knowledge across multiple geographies, whether we are working from the office or remotely.

•

Flash Game is our new staff engagement platform being piloted in several countries. This mobile application supports engagement activities amongst our staff remotely in the form of simple games and quizzes.

•

Flash Pulse is another new engagement platform being piloted in several countries. The conventional employee satisfaction surveys are conducted annually. As a result, employers may not always be able to respond to and address issues and concerns in a timely manner. With Flash Pulse, we now conduct weekly pulse checks with very short surveys, typically two to three questions allowing us to get regular insights into the sentiments of our employees in real time.

•

Flash Home is our human resources information system that covers workforce management, performance management, employee communication, knowledge base management, and reporting. This platform enables complete employee and manager self-service for managing the personal and job profile information of our workforce. In addition, our career ambassador platform under Flash Home provides engagement between mentors and mentees.

•	Flash Pay is our online solutions supporting payroll services.

•

Flash Chat is our online human resources chatbot, piloted in Malaysia and soon to be rolled out globally, which gives our employees easy access to information on human resources related topics. This platform will automate all responses to frequent employees’ queries 24 hours a day, seven days a week.

FalconEye

FalconEye is our full service remote working platform. We developed FalconEye to make it easier, more secure and more efficient for our agents to work remotely. FalconEye combines our virtual help desk, algorithm configuration and other performance tools with people management and data security tools. We believe FalconEye provides our teams everything they need to work from home.

TeleSmart CRM

Our TeleSmart CRM platform allows multi-stakeholder case management, online knowledge base management, automated SMS-based follow-up, automatic inbound and outbound email coverage and online data analytics that allow managers and our clients to review real-time performance indicators. The platform’s ability to analyze the data from customer interactions allows us to perform root cause analysis on possible client product issues. For example, through the use of keywords analysis presented through various social media channels and customer interactions, along with sentiment analysis, we were able to successfully identify product issues relating to a fast-moving consumer goods client and notify them of such an issue. In another example, we were able to analyze the responses and feedback collected from customers, and identify underlying issues related to one of our client’s products, in the consumer electronics sector. As a result, the client had sufficient time to develop a product fix and initiate product recall and replacement for all affected customers. A key feature of the system is its ability to integrate with established telephony system platforms, chat visualizers and email services in order to provide an omnichannel view of customers for our clients.

TDCX Mobile Dashboard App

Our TDCX Mobile Dashboard App provides easy access to key metrics for client campaigns such as service levels, call and contact volumes, among others. Prior to the implementation of this app, daily performance reports were compiled in spreadsheets and distributed to clients via email, which was tedious to prepare, error-prone and subject to time lag. Our TDCX Mobile Dashboard App was created to streamline the delivery of performance data to clients for their campaigns. Clients can access campaign dashboards on iOS and Android devices. The interactive dashboards allow clients to compare metrics (whether daily, weekly or monthly), to analyze trends and progression over time, and drill down on specific parameters for more detail. The dashboard is fully integrated with our analytics systems and is fully automated.

Browser-based Video Chat Platform

We have created a browser-based video-support platform based on a third-party programming interface that uses hyperlink technology for quicker set-up and authentication compared to other video-chat support technologies, which require end-customers to install new apps on their mobile device. Nexmo provides APIs which allow us to send text messages to customers. The video-support function allows live interaction with customers, which provides more dedicated and immediate addressing of customer feedback. For example, it allows us to view the issues with a client’s products directly, so that we can provide on-the-spot solutions in certain situations to our clients’ customers. This has decreased the cost to our clients by reducing the number of occurrences when the shipment of non-defective products back to our client for support is necessary.

Licensed Technologies and Other Third-Party Technologies

We are also rolling out AI-enhanced chat-bot functionality, based on licensed technologies, which is currently live with two clients. These are hybrid chat-bots that can automatically handle customer interactions but can also seamlessly hand contact over to human staff to manage more complex situations. This allows us to provide a higher level of service at a lower cost.

We deploy web-based robotic process automation technologies licensed from Automation Anywhere, which allows us to automate many of our routine business processes. As of June 30, 2021, we have implemented over 80 automation bots, including information gathering, data entry, data monitoring and validation and quality control processes. The robotic process automation technologies are fully integrated with our internal systems so that all information flow is automated. These technologies have been particularly helpful in report generation, where business analysts may need to refer to reports generated by as many as seven different systems to prepare information for our clients. These systems have automated tedious, repetitive, time-consuming activities that were prone to human error.

We also license various contact center platforms and technologies, such as automatic call distributors, from vendors including Avaya, Aspect, Asternic and Vicidial. We also use the NICE platform to record calls for quality assurance. NICE also provides our workforce management platform which can integrate with our automatic call distributors, to provide a historical record of our interactions, leading to more accurate forecasting and scheduling of our workforce up to three months in advance. We use sophisticated tools coupled with our proprietary technology to drive accuracy for scheduling and traffic arrival patterns estimates. For general back-office functions, we employ SAP Business One, as a business management software which we use for our finance and accounting functions, SAP Success factors, as our human resources information system; and Syncpay, our cloud payroll software application. We have also licensed other products that integrate with our proprietary systems, such as Zendesk CRM and Nexmo which integrate with our video chat functions, Twilio, a cloud communications platform, which integrates with Flash Hire and our browser-based video chat platform, and Google Cloud for data backup.

We often utilize the software platforms developed or implemented by our clients. Many of our clients, particularly our new economy clients, have their own licensed or proprietary customer relationship management or call management software packages that they have implemented. We utilize these systems and integrate them with our internal technology to form a seamless part of our clients’ customer management systems.

Databases and Infrastructure

An integral feature of our Flash Hire, TDCX Mobile Dashboard App and TeleSmart CRM systems is the use of a relational database management system, which gives us the ability to run customizable reports using a variety of reporting engines.

We believe that our infrastructure redundancy, security and capacity is, at a minimum, consistent with the standards of our industry generally. We work closely with several leading original equipment manufacturers and principal technology partners to ensure our infrastructure is able to support our current operations and expected growth. The robustness of our telecommunications network has allowed us to achieve high levels of network availability for day-to-day operations.

Our business continuity management plan includes strategies to mitigate certain inherent risks and failures in critical platforms and applications by using a combination of redundancies and resilience in our technology infrastructure, telecom networks and distributed computing, relying on a combination of state-provided and privately owned power sources, a distribution of work between our multiple service delivery centers and multi-vendor transportation and logistics management. We also employ a dedicated team of trained professionals to help maintain continuity in Singapore, the Philippines, Malaysia and Thailand, where we have reached a critical mass to necessitate such a structure. We typically operate across multiple buildings in the same city to avoid building-related outages, and we employ power backups in the form of heavyweight uninterruptible power supply systems backed by diesel generators. We also have the ability to provide backup sites across our network and from one country to another, where our clients make their global automatic call distributor platforms available to us.

We have received certifications such as ISO 9001:2015 and ISO 27001:2013 for optimal management of various aspects of information security, including personnel, physical, systems and facility security. Our information security framework takes into account compliance requirements and protection of our clients’ and their customers’ information. We work on the principle of storing no customer data wherever possible in order to keep customer data and data privacy on the networks of our clients. Most clients do not require us to store customer data. Where we do, all reasonable efforts are made to secure such data, by keeping the data on servers in our data centers which are physically and logically partitioned and protected. All our clients are on separate virtual-local area networks and are logically partitioned from one another. Client contracts usually specify data protection obligations and levels of data protection.

On a physical level, all our locations have security-controlled access that is restricted only to personnel who have a need to be present on the call floor for operational reasons.

Intellectual Property

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. There are trademark registrations in eleven jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, the European Union, the United Kingdom, Japan, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in three jurisdictions: Thailand, the United States and South Korea. There are also trademark registrations in the name of a subsidiary in China.

Our contracts usually provide that all intellectual property created for the use of our clients will automatically be assigned to our clients. We also use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms.

Facilities

Our corporate headquarters is located in Singapore and, as of June 30, 2021, we leased properties in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 256,706 square feet, Malaysia, where we lease approximately 172,311 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.

In addition, we have obtained a right to use facilities in Romania from a co-working space provider. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

Awards and Recognition

Since our founding, we have received over 270 awards to date, including:

•	Innovative Achievement in Growth – Silver Stevie Award. Awarded by Asia-Pacific Stevie Awards to TDCX Philippines in 2021;

•	Best Outsourced Contact Centre Of The Year (Above 100 Seats) – Gold Award—Awarded by 20th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2020;

•	Best Companies to Work for In Asia 2020—Awarded by HR Asia Award Philippines to our Philippines office in 2020;

•	Best Companies to Work for In Asia 2020—Awarded by HR Asia Award Thailand to our Thailand office in 2020;

•	Best Employer Branding – Silver Award—Awarded in the 15th Employer Branding Awards by Asia Recruitment Award to our Malaysia office in 2020;

•	Most Attractive Graduate Employers To Work For in 2021 (Ranked Third in the BPO Category)—Awarded by Graduates’ Choice Award to our Malaysia office in 2020;

•	Top 100 Asia’s Best Employer Brands—Awarded in the 14th Employer Branding Awards by the Employer Branding Institute to our Malaysia office in 2019;

•	Best Companies to Work for In Asia 2019—Awarded by HR Asia Award Philippines to our Philippines office in 2019;

•	Malaysia’s Best Employer Brand Award—Awarded by World HRD Congress to our Malaysia office in 2019;

•	Best Supplier—Value Add and Innovation Award for Global Customer Care– Awarded by a search engine client to our Malaysia office in 2019;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2019;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2020;

•	CEO Service Excellence Award—Outstanding Partner—Awarded by an airline client to our employee in our Singapore office in 2019;

•	Winner for Enterprise 50 Award—Awarded by KPMG and Business Times to TDCX HPL in 2019;

•	17th Annual Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category – Awarded by Ernst & Young Singapore to our Founder in 2018;

•	Asia’s Best Employer Brand Award—Awarded by World HRD Congress to our Singapore office in 2018; and

•	Most Innovative Productivity Solution – Silver Award—Awarded by 18th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2018.

Insurance

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the market in which we operate.

Litigation and Other Legal Proceedings

As of the date hereof, we are not party to any significant proceedings.

REGULATORY ENVIRONMENT

Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations. See “Risk Factors—Risks Related to Countries Where We Operate—Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.”

Singapore

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which is only partially in force. As of the date of this document, key portions of such Act not yet in force include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”), and for organizations with more than S$10 million annual turnover in Singapore, the maximum financial penalty the PDPC may impose will increase to 10% of their annual turnover in Singapore.

The Employment of Foreign Manpower Act, Chapter 91A of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

The Employment Act, Chapter 91 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central

Provident Fund, under the Central Provident Fund Act (Chapter 36) in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act (Chapter 38A); (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act (Chapter 274A); and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act (Chapter 354) and the Workplace Safety and Health Act (Chapter 354A), respectively.

There is no minimum statutorily prescribed wage in Singapore. Singapore employment law also does not prescribe any mandatory annual wage supplement, bonus payments or severance payments to be provided by an employer to its employees. Any such payment to be made to an employee (including as to frequency and amount) is at the discretion of the employer. An employer and its employee are generally free to agree on a notice period for termination of employment. If the employment contract does not provide for a notice period, the employer must adhere to the minimum notice periods stipulated in the Singapore EA. The Singapore EA confers a statutory right on either party to terminate the employment relationship immediately without waiting for the expiry of the notice period by paying salary in lieu of notice.

Philippines

Under Philippine law, any person intending to conduct business within a local government unit’s administrative jurisdiction is required to secure a business permit issued by the local chief executive of such local government unit. The conduct of business operations without the required business permit may result in the payment of fines that may vary depending on the amounts prescribed in the tax ordinance of the relevant local government unit, and closure of the business. In the case of any violation of the ordinances of the relevant local government unit, as well as other applicable Philippine law, the local government unit may impose fines, and in certain cases, revoke or cancel a business permit. If a business permit is revoked or cancelled, the local government unit shall also order the closure of the business.

Certain companies may avail of certain incentives under Philippine law, subject to compliance with applicable rules and regulations of PEZA. PEZA is a government corporation that operates, administers and manages designated special economic zones, or Ecozones, around the Philippines. An Ecozone may contain any or all of the following: industrial estates, export processing zones, free trade zones, and tourist or recreational centers. PEZA-registered enterprises within an Ecozone are entitled to fiscal and non-fiscal incentives such as, but not limited to, income tax holidays. The enjoyment by PEZA-registered enterprises of certain fiscal and non-fiscal incentives is subject to the terms and conditions of their respective registration agreements with PEZA and continuing compliance with the PEZA rules and regulations and related laws.

Transfers of assets of the PEZA-registered enterprises used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of the corporation shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

In respect of declaration and payment of dividends, the board of directors of a Philippine corporation may only declare dividends out of unrestricted retained earnings. The issuance of stock dividends requires the ratification of at least two-thirds (2/3) of the outstanding capital stock of the corporation.

The Data Privacy Act of 2012 of the Philippines, or the Philippine Data Privacy Act, is a comprehensive and strict privacy legislation aimed to protect the fundamental human right to privacy of data subjects by: (a) protecting the privacy of individuals while ensuring free flow of information; (b) regulating the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of personal data; and (c) ensuring that the Philippines complies with international standards set for data protection through National Privacy Commission, or the NPC. The Philippine Data Privacy Act mandates companies to inform the individuals about how their personal information is collected and processed. It also ensures that all personal information must be (a) collected and processed with lawful basis, which includes consent, and only for reasons that are specified, legitimate, and reasonable; (b) handled properly, ensuring its accuracy and retention only for as long as reasonably needed; and (c) discarded properly to avoid access by unauthorized third parties. Under the Philippine Data Privacy Act and its implementing rules, all Philippine companies shall comply with the following: (a) appoint a data protection officer; (b) conduct a privacy impact assessment; (c) adopt a privacy management program and privacy policy; (d) implement privacy and data protection measures; and (e) establish a breach reporting procedure. In addition, companies with at least 250 employees or access to sensitive personal information of at least 1,000 individuals are required to register their data processing systems with the NPC. Non-compliance with applicable provisions of the Philippine Data Privacy Act may, upon notice and hearing, be subject to compliance and enforcement orders, cease and desist orders, temporary or permanent bans on the processing of personal data, or payment of fines. In the case of non-compliant corporations, the penalty of fine and/or imprisonment shall be imposed upon the responsible officers (e.g., data protection officer, compliance officer), as the case may be, who participated in, or by their gross negligence, allowed the commission of the crime and/or security breach.

With respect to labor and employment, the Department of Labor and Employment, or DOLE, is the Philippine government agency which has exclusive authority in the administration and enforcement of labor and employment laws such as the Labor Code of the Philippines and the Occupational Safety and Health Standards and such other laws as specifically assigned to it or to the Secretary of the DOLE.

Republic Act No. 6727, otherwise known as the Wage Rationalization Act of the Philippines, or RA 6727, mandates the fixing of minimum wages applicable to different industrial sectors including retail and service establishments. Pursuant to RA 6727, the relevant Regional Tripartite Wages and Productivity Board issues wage orders which prescribe the daily minimum wage rates per industry per locality within the region and in some instances depending on the number of workers and the capitalization of enterprises. The wage increases prescribed under the wage orders generally apply to all private sector workers and employees receiving the daily minimum wage rates or those receiving up to a certain daily wage ceiling, where applicable, regardless of their position, designation, or status of employment, and irrespective of the method by which their wages are paid.

Under the Labor Code of the Philippines, employees may be retired upon reaching the retirement age established in the employment contract or applicable collective bargaining agreement, if any. In the absence of any agreement providing for retirement benefits of employees, an employee, who has served at least five years in an establishment which employs more than 10 employees, may retire upon reaching the age of 60 years or more but not beyond 65, which is the compulsory retirement age. The minimum retirement pay shall be equivalent to one-half month salary for every year of service, a fraction of at least six months being considered as one whole year. The retirement benefits mandated by the Labor Code of the Philippines are separate and distinct from those granted by the Social Security System, or SSS.

An employer or any person who uses the services of another person in business, trade, industry or any undertaking is required under Republic Act No. 11199, the Social Security Act of 2018, to ensure coverage of employees following procedures set out by the law and the SSS. Under the said law, an employer must deduct from its employees their monthly contributions in an amount corresponding to his salary, wage, compensation or earnings during the month in accordance with the monthly salary credits, the schedule and the rate of contributions as may be determined and fixed by the Social Security Commission, pay its share of contribution and remit these to the SSS within a period set by law and/ or SSS regulations.

Employers are likewise required to ensure enrollment of its employees in a National Health Insurance Program administered by the Philippine Health Insurance Corporation a government corporation attached to the Department of Health tasked with ensuring sustainable, affordable and progressive social health insurance pursuant to the provisions of Republic Act No. 10606, the National Health Insurance Act of 2013. On

February 20, 2019, Republic Act No. 11223, the Universal Health Care Act, was enacted, which amended certain provisions of the National Health Insurance Act of 2013. Under the said law, all Filipino citizens are now automatically enrolled into the National Health Program. However, membership is classified into two types, direct contributors and indirect contributors. Direct contributors refer to those who have the capacity to pay premiums, are gainfully employed and are bound by an employer-employee relationship, or are self-earning, professional practitioners, migrant workers, including their qualified dependents, and lifetime members. On the other hand, indirect contributors refer to all others not included as direct contributors, as well as their qualified dependents, whose premium shall be subsidized by the national government including those who are subsidized as a result of special laws. Every member is also granted immediate eligibility for health benefit package under the program.

Under Republic Act No. 9679, the Home Development Mutual Fund Law of 2009, all employees who are covered by the SSS must also be registered with and covered by the Home Development Mutual Fund, more commonly referred to as the Pag-IBIG Fund.

Malaysia

In general, there is a requirement to obtain business premise licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premise for operating any business premise without a business premise license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction.

Under the Personal Data Protection Act 2010 of Malaysia, or the Malaysian PDPA, organizations are required to (i) obtain consent from the individuals prior to collecting, using or disclosing their personal data unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; and (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015.

An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of five years.

With respect to employee considerations, companies in Malaysia are also subject to the requirements under the Employees Provident Fund Act 1991, or the EPF Act, the Employees Social Security Act 1969, or the ESS Act, and the Employment Insurance System Act 2017, or the EIS. The EPF Act imposes statutory obligation on employers and employees to make contribution to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.

The ESS Act provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organization. It provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from

June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

The EIS is an act administered by the Social Security Organization to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the Social Security Organization in accordance with the prescribed rates.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.

Thailand

The Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, is the primary law regulating foreign participation or ownership of business operations in Thailand. Unless otherwise permitted by other applicable laws (e.g. Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended), other bilateral treaties and etc.), foreign business operations in Thailand will generally be subject to the FBA and a “Non-Thai” person (as defined in the FBA) cannot conduct certain restricted businesses in Thailand, unless a foreign business license is obtained.

Under the FBA, a “Non-Thai” is defined as:

(i)	a natural person not holding Thai nationality;

(ii)	a juristic person not registered in Thailand;

(iii)	a juristic person registered in Thailand and having the following characteristics:

(a)

a juristic person at least one-half (50%) of whose share capital is held by persons under paragraph (i) or (ii), or a juristic person at least one-half (50%) of whose total capital is invested by persons under paragraph (i) or (ii); or

(b)	a limited partnership or a registered ordinary partnership whose managing partner or manager is a person under paragraph (i); or

(iv)

a juristic person registered in Thailand at least one-half (50%) of whose share capital is held by persons under paragraph (i), (ii) or (iii), or a juristic person at least one-half (50%) of whose total amount of capital is invested by persons under paragraph (i), (ii) or (iii).

In addition, any investment by the Thai partners must be genuine and can be proved to the satisfaction of Thai courts that the Thai partners do not hold shares for or on behalf of the Non-Thai person in breach of applicable foreign shareholding limit. The Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement may be grounds for a Thai court to order dissolution of the company.

The Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and the Non-Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and relevant rules and regulations issued thereunder by the Office of Insurance Commission of Thailand regulate, amongst other, an operation of insurance brokerage business in Thailand, whereby any person wishing to engage in insurance brokerage business must obtain a requisite license before commencing such businesses.

The Commercial Registration Act B.E. 2499 (A.D. 1956) (as amended) and relevant rules and regulations issued thereunder by the Ministry of Commerce of Thailand require operators of certain prescribed businesses, including trading of products or services by electronics via internet system, to register themselves with the relevant Commercial Registration Office. Likewise, the Personal Data Protection Act B.E. 2562 (A.D. 2019), or the Thai PDPA, which will come into full effect on June 1, 2022 (as deferred by the Royal Decree on Entities and Businesses of Data Controllers that are Exempted from the Personal Data Protection Act B.E. 2562 (A.D. 2019) (No.2) B.E. 2564 (A.D. 2021)), regulates the collection, storage, usage, disclosure and transfer of personal data of individuals in Thailand. In brief, the Thai PDPA requires data controllers and data processors to comply with the requirements prescribed thereunder, including, amongst others, consent requirements, lawful grounds, privacy notice, disclosure and transfer restrictions, and rights of data subjects.

We are also the recipient of certain investment incentives provided by the BOI. The Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended) empowers the BOI to grant investment incentives to qualified business activities in Thailand. In particular, the BOI incentives primarily include (i) tax incentives (e.g. exemption or reduction of corporate income tax and import duties for machinery and raw materials); and (ii) non-tax incentives (e.g. permission to own land, remittance of foreign currency and bringing skilled workers into Thailand). In this connection, the BOI incentives are granted according to the type of qualified business activities (i.e. Activity-based incentives), whereby additional incentives may be granted for businesses which stimulate competitiveness enhancement, decentralization and industrial area development (i.e. Merit-based incentives). See “Risk Factors—Risks Related to our Business and Industry—We may fail to attract and retain enough highly trained employees to support our operations.”

The principal laws governing labor matters in Thailand are the Civil and Commercial Code (as amended) on contracts relating to the hire of services, the Labor Protection Act B.E. 2541 (A.D. 1998) (as amended), the Labor Relations Act B.E 2518 (A.D. 1975) (as amended), the Social Security Act B.E. 2533 (A.D. 1990) (as amended) and the Workmen’s Compensation Act B.E. 2537 (A.D. 1994) (as amended), which regulate work hours, holidays, leaves, wages, overtime, work rules and regulations, severance pay, welfare, and other similar matters. In the case of a termination of employment, the employer is obligated to provide prior notice to any employees being terminated not less than one wage payment period in advance or pay wages to such employees in lieu of the advance notice, which must be paid on the termination date. Likewise, an employer is generally required to make payment of severance pay to employees if their employment is terminated through no fault of their own in an amount ranging from 30 to 400 days’ worth of their remuneration, depending on an individual employee’s period of employment.

China

Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by Agorae Beijing.

Under the PRC Foreign Investment Law, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version)). The PRC Telecommunication Regulation and the Measures on Administration of Licensing for Telecommunication Operation requires that a call center operator in the value-added telecommunications industry obtain a VATS License. As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner and the foreign entity was able to hold no more than 50% of the equity in the joint venture. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation of rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted. See “Risk Factors—Risks Related to Countries Where We Operate—If the PRC government deems that

Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.”

The Cybersecurity Law of the People’s Republic of China, or the PRC Cybersecurity Law, which came into effect as of June 1, 2017 and the relevant regulations require that network operators, which includes, among others, call center services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of data. The PRC Cybersecurity Law also reaffirms the principles and requirements on personal information protection and strengthens the obligations of network operators in the process of collecting, using, disclosing, storing and transferring personal information. Network operators who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of operation, shutdown of websites, revocation of business license, and, in severe cases, criminal liabilities.

The PRC PIPL, which was promulgated on August 20, 2021 and will take effect on November 1, 2021, imposes restrictions on entities and individuals that collect and process personal data and sensitive information on subjects in China (such entities or individuals, “personal data processors”). The PRC PIPL generally requires personal data processors to notify and obtain consents prior to collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. The PRC PIPL includes a requirement for personal data processors to transfer personal data of an individual to a different organization when requested by the individual (generally referred to as “data portability”).

Personal data processors have mandatory obligations to assess data breaches they suffer, and to notify the CAC, and the CAC has the right to order the personal data processor to notify the relevant individuals where the data breach is of a certain severity. The PRC PIPL creates various offenses in connection with failure to comply with the requirements under the PRC PIPL. These offenses may be applicable to personal data processors, their officers and/or their employees. Offenders are liable on conviction to fines of up to RMB50 million, or 5% of last year’s annual revenue, and/or suspension of operation. The PRC PIPL empowers the CAC with significant regulatory powers to ensure compliance with the PRC PIPL, including powers to investigate, give directions and impose penalties. In addition, the PRC PIPL created a right of private action, pursuant to which the Chinese courts may grant damages to persons who suffer loss or damages as a result of actions of a personal data processer, unless the personal data processor can prove it is not at fault.

In addition, on July 10, 2021, the CAC published a draft amendment to the Cybersecurity Review Measures (the “Draft Amendment”) for public comments. Pursuant to the Draft Amendment, if any critical information infrastructure operator possesses personal information of more than one million Chinese users, it needs to file with the CAC for a cybersecurity review prior to the listing of its securities on any foreign stock exchange. When the Draft Amendment will be enacted, whether this requirement will be maintained in the final effective version, and to what extent, if at all, this requirement applies to us, is unclear. However, if the cybersecurity review requirement will apply to us, we cannot guarantee we will be able to obtain the approval or if there will be any other impact on our operation.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users, or the PRC TIUPIP Provisions, which came into effect as of September 1, 2013, particularly focuses on the protection of personal information of end-users of telecommunications services and internet information services. The PRC TIUPIP Provisions requires telecommunication service operators, which includes, among others, call center services providers, to adhere to the principles of legality, appropriateness and necessity, when collecting and using end-user’s personal information in the process of providing services. The PRC TIUPIP Provisions also includes detailed procedural requirements that service providers must follow to collect and use end-user’s personal information and measures that service providers should take to prevent the leakage, destruction, tampering or loss of end-user’s personal information. Service providers who do not abide by the PRC TIUPIP Provisions may be subject to warnings, fines and, in severe cases, criminal liabilities.

Pursuant to the Labor Law of the People’s Republic of China, or the PRC Labor Law, promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, promulgated on June 29, 2007, and amended on December 28, 2012 and the relevant regulations on labor protection in the PRC, labor relationships between employers and employees must be specified in written form and employers must pay wages to employees in amounts not lower than local minimum wages standards. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon negotiations with the employee or, where applicable, by fulfilling statutory conditions. However, the PRC Labor Contract Law requires the payment of statutory severance pay upon the termination of an employment contract in most cases. With respect to employee benefits, employers are required to register with the relevant social insurance authorities and provide their employees with welfare schemes covering pension, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance. Employers are also required to register with the relevant administrative centers for housing fund and deposit housing funds for their employees. Employers shall make all social insurance contributions and housing fund contributions on a monthly basis. Except for mandatory exceptions such as force majeure, social insurance premiums and housing provident fund may not be paid late, reduced or be exempted.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this prospectus. The current business address of each of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004.

Directors and Executive Officers	Age	Position/Title
Directors:
Mr. Laurent Junique	55	Executive Chairman and Chief Executive Officer (CEO)
Mr. Tze Neng Chin	54	Chief Financial Officer (CFO) and Director
Mr. Edward Goh	45	EVP Corporate Development and Director
Mr. Chia Ling Koh	50	Independent Director Nominee
Ms. Yee Peng Tan	47	Independent Director Nominee

Executive Officers(1):
Mr. Tony Bruno	59	EVP North Asia & Business Strategy
Ms. Sophie Chelmick	46	SVP Spain & Romania
Mr. Andy Cranshaw	60	SVP Learning & Development
Mr. Byron Fernandez	44	EVP Malaysia & India & Group Chief Information Officer (CIO)
Mr. Chee Gay Lim	51	EVP Group Chief Human Resources Officer (CHRO)
Mr. Michael Pan	40	SVP Digital Innovation
Ms. Angie Tay	45	EVP Singapore & Thailand & Group Chief Operating Officer (COO)
Mr. Ricart Valvekens	41	EVP Philippines & the Americas

Note:

(1)	Other than directors who are also executive officers.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Laurent Junique founded the business that developed into the Company in Singapore in 1995 and is one of the pioneers in the industry in Asia with over 25 years of outsourcing experience. He ensures that the Company delivers innovative solutions that have a profound impact on clients’ businesses. Mr. Junique leveraged his unified vision to grow our Company into one of the global leading outsourced business services providers and trusted customer experience partner to some of the world’s most valuable brands. Mr. Junique emerged as one of the leading voices in the global business process outsourcing industry when he received the 2018 Ernst & Young Entrepreneur of the Year—Outsourced Solutions Award. Prior to founding our Company, Mr. Junique worked as a managing director at Phone Communication Pte Ltd. Mr. Junique has a bachelor’s degree in marketing from E.S.A.E/E.S.I.A.E Paris.

Tze Neng Chin has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005 and as a director since April 2021. He is responsible for operational areas of accounting and finance, treasury, taxation, general insurance matters of the Company. His work also includes managing the budgeting and forecasting of our Company’s financial performance for the board of directors and shareholders’ iteration. Mr. Chin’s initial accounting career was with Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining our Company, Mr. Chin worked at a

German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree holder from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practicing Accountant by the Australian Society of Certified Practicing Accountants on November 30, 1994.

Edward Goh has served as our EVP Corporate Development since 2017 and as a director since April 2021. He is responsible for strategic decisions to grow and restructure our businesses as well as establish strategic partnerships, and achieve optimal value creation for the organization. Prior to joining us in 2017, he worked for Bank Julius Baer as Managing Director Senior Advisor in the investment finance team. He has 15 years of experience in corporate finance, strategy research and credit. Since joining our Company in 2017, Mr. Goh has worked closely with the CEO and other executive officers to enhance ownership structure, create access to funding options, and support expansion plans into new markets. Edward earned his Bachelor of Business degree from Nanyang Technological University in 2000 and his Master of Business Administration degree from Imperial College, London in 2003. He is also a Chartered Financial Analyst.

Chia Ling Koh has served as an independent non-executive director on our board of directors since September 2021. He also serves in the position of Managing Director for the Singapore law practice OC Queen Street LLC, a member firm of Osborne Clark and previously was a partner at Bird & Bird from 2006 to July 2016. Mr. Koh earned his Bachelor of Laws degree from the University of London in 1996 and Master of Laws in Media, Communication and Information Technology from the University of New South Wales in 2000. Mr. Koh also has a Master of Technology in Knowledge Engineering degree from the National University of Singapore, which he earned in 2004.

Yee Peng Tan has served as an independent non-executive director on our board of directors since September 2021. She also serves as a director on the board of directors of Vanguard Health Fund Limited, 1FSS Pte Ltd and Hercules Pte Ltd. Ms. Tan also previously worked at KPMG LLP as a partner where she led the healthcare and biomedical sciences practice and managed an audit portfolio of numerous entities listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Ms. Tan also served as an adjunct associate professor at Nanyang Technological University (Nanyang Business School) from 2009 to 2018. Ms. Tan earned her Bachelor of Accountancy degree from Nanyang Technological University in 1995.

Executive Officers

Laurent Junique has served as our CEO since 1995. For further information, see “—Directors.”

Tony Bruno has served as EVP North Asia & Business Strategy since October 2017. He is responsible for all business operations, business development and growth in China and Japan. Prior to joining us, he was the Head of International Operations at 24/7 Intouch, overseeing all non-Americas operations, business and development opportunities. Prior to that he led PCCW Teleservices as their Executive Director overseeing PCCW Teleservices businesses in all locations. He previously held various roles in general management, sales, marketing and operations. Mr. Bruno obtained his degree from the University of Manchester in Math and Physics in 1983.

Sophie Chelmick has served as our SVP Spain since October 2018. She is responsible for launching the TDCX business in Spain and Romania. She has over 15 years of experience in managing Pan-European customer operations that positively impact business results for clients. She achieves this by building great relationships with her clients at all levels while in parallel building and supporting talented operational teams who consistently produce ambitious sales, productivity and quality results. Prior to joining us in 2018, she worked for CPM International, part of the Omnicom Group as their Business Unit Director for Key European Accounts. She earned her degree from University of London in 1997 and her post-graduate degree from University of Aberdeen in 2000. She is also a COPC certified practitioner.

Tze Neng Chin has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005. For further information, see “—Directors.”

Andy Cranshaw joined our Company as SVP Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of our Company’s training practice as we create a Global Learning and Development culture that will differentiate our Company both as an employer and as a partner for our clients. Andy is a well-respected educator in customer experience and contact center management and before joining our Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, over 20 of which have been spent in Southeast Asia and has personally delivered hundreds of training programs for Contact Center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.

Byron J. Fernandez has served as our EVP Malaysia since September 2014 and our Chief Information Officer since January 2019. Additionally, in March 1, 2020, Mr. Fernandez assumed responsibility as EVP for India. In 2019, his role was expanded to serve as our Chief Information Officer and he is now responsible for information technology deployments globally. Prior to joining us in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Byron earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Byron is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Byron has over 20 years of experience in the outsourcing industry.

Chee Gay Lim joined our Company in 2017 as Chief Human Resources Officer for Malaysia before promoted to Group Chief Human Resources Officer in March 2021. Chee Gay has more than 20 years of experience in human resources, manufacturing, information technology, and supply chain management. He has held management and board positions at country and regional levels and managed teams in the US, Europe, and Asia. He has a specific expertise in group-level human resources transformation, employer branding, digitalization of human resources processes, leadership development, building diversity and inclusion culture and operational excellence for sustainable growth. Chee Gay has been named the Top 101 Fabulous Global Tech Human Resources Leaders by the CHRO (Chief Human Resource Officers) Board in 2020, Top 100 Human Resources Leaders with CSR Initiatives by the World HRD Congress in 2019, National Human Resources Leader of the Year by the Malaysia Institute Human Resources Management in 2018 and Human Resources Professional of the Year by the World Congress HRD in 2017. He is also certified in Six Sigma Black Belt, Lean, Design Thinking, COPC, and Associate, Life Management InstituteTM. He graduated from University Science Malaysia with Bachelor of Applied Science (Hons) in 1994. He is Malaysia Lifesaving Sports Coach and Malaysia l Lifesaving Society Chief Examiner while actively involved in water drowning prevention CSR activities across the country.

Edward Goh has served as our EVP Corporate Development since 2017. For further information, see “—Directors.”

Michael Pan joined our Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to SVP for Digital Innovation, where he oversees TDCX’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as artificial intelligence, augmented and virtual reality, machine learning, finance technology, and internet of things. Michael sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Michael also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was also one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Michael graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007.

Angie Tay has been with our Company since 2004. Ms. Tay has served as our EVP Singapore & Thailand since October 2018 and was appointed to the position of Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in both countries. She has more than 20 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining us in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Angie earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is also the Vice Chairman of the Contact Center Association of Singapore and a member in the Total Defence Awards Evaluation Board (2017 to 2020). Ms. Tay is also a member of Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2020).

Ricart Valvekens has served as our EVP Philippines since 2015 and, additionally, assumed responsibility as EVP for the Americas in February 1, 2020. He is responsible for overall operations in the Philippines. Prior to joining us, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Ricart earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Ricart has 15 years of customer experience and outsourcing industry experience.

Board of Directors

Our board of directors consists five directors, of whom two will be independent. Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE. There are no family relationships among any of our directors or executive officers.

Our directors do not have fixed terms of office. Directors can be appointed and removed or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board of directors by the affirmative vote of a simple majority of the directors present and voting at a meeting of the board of directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under the Corporate Governance Rules of the New York Stock Exchange.

Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not required to be independent directors, our audit committee is not required to have a minimum of three members, and neither our compensation committee nor our nominating and corporate governance committee is required to be comprised entirely of independent directors.

Audit Committee

The Audit Committee, which comprises of Ms. Yee Peng Tan and Mr. Chia Ling Koh, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Ms. Yee Peng Tan serves as chairman of the Audit Committee. Our board of directors has determined that each member of the Audit Committee satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Yee Peng Tan qualifies as an audit committee financial expert within the meaning of the SEC rules.

The Audit Committee’s responsibilities include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the Board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including any initiatives or major litigation or investigations against us that may have a material impact on our financial statements, and assessing our risk management, compliance procedures and hiring of independent auditor employees; and

•

approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy, which is intended to be adopted by our board of directors with effect upon the completion of this offering.

The Audit Committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The Audit Committee will meet at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The Compensation Committee, which comprises of Mr. Laurent Junique and Ms. Yee Peng Tan, assists the board of directors in determining executive officer compensation. Mr. Laurent Junique serves as chairman of the Compensation Committee. Our board of directors has determined that Ms. Yee Peng Tan satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Under SEC and NYSE rules, there are heightened independence standards for members of the Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, Ms. Yee Peng Tan meets this heightened standard. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. As a member of the Compensation Committee, our chief executive officer may be present at any committee meeting during which his compensation is deliberated upon.

The Compensation Committee’s responsibilities include:

•	identifying, reviewing and proposing policies relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which comprises of Mr. Laurent Junique and Mr. Chia Ling Koh, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors. Mr. Laurent Junique serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become members of our board of directors and executive officers consistent with criteria established by our board of directors and in developing our corporate governance principles.

The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board of directors; and

•	developing and recommending to the board our rules governing the board, reviewing and assessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies and standards, such as gifts and hospitality, protection and use of our assets, intellectual property and confidentiality, accuracy of financial reports and other public communications, record keeping, discrimination and harassment, fair dealing, and health and safety.

Compensation of Directors and Executive Officers

The compensation for each of our executive officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors and executive officers for the year ended December 31, 2020 was S$7.9 million.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits. For a description of share incentive grants to our directors and officers, see “—Performance Share Plan.”

Performance Share Plan

On August 26, 2021, we adopted the TDCX Performance Share Plan, or our PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,142,948 shares immediately following the offering (assuming no exercise by the underwriters of their option to purchase additional ADSs).

Eligibility. We may award Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants provided that such person, on the date of the award, is at least 21 years of age.

Release of Shares. Class A ordinary shares or ADSs awarded under the PSP and in connection with a share award may be released and delivered to a plan participant based on certain performance criteria being satisfied over any performance period as prescribed pursuant to the PSP (and to the extent that such performance criteria has been satisfied) and certain other conditions being met. These conditions include no misconduct by such person prior to the release of any Class A ordinary shares or ADSs pursuant to an award; there has been no winding up of the Company due to insolvency; or termination (subject to customary exceptions). A committee comprising certain members of our board of directors, or the PSP Committee, is responsible for administering the PSP and has the discretion to release or determine any award lapsed in the case of certain conditions, which include, among others, a transfer of beneficial ownership of an award due to a bankruptcy of a plan participant, the death or disability of a participant (and in such case the disability results in the participant no longer being employed by the Company), or any other event approved by such PSP Committee.

Transfer Restrictions. Class A ordinary shares or ADSs awarded to any person are subject to certain limitations on transfer. The Class A ordinary shares or ADSs awarded under the PSP shall not be transferred, charged, assigned, pledged, or otherwise disposed of, in whole or in part, during any retention period determined by the PSP Committee (except to the extent set out in any award letter or as determined by the PSP Committee, in its sole discretion).

Termination of the Scheme. The PSP remains in force at the discretion of the PSP Committee, subject to a maximum period of 10 years from the date of the adoption. The termination of the scheme shall not affect Class A ordinary shares or ADSs that have been awarded in accordance with the plan, whether or not such options have been released.

As of the date of this prospectus, there are no Class A ordinary shares (including ordinary shares represented by ADSs or ADRs) over which awards have been granted to our executive officers and are outstanding under the PSP. Following the closing of the offering, we expect to award, subject to the approval of our board of directors, up to approximately 1,815,000 Class A ordinary shares to certain of our directors, officers and other senior employees. Such awards will be valued at the applicable fair value on the date of such award. We expect that such Class A ordinary shares will be delivered to the applicable recipient according to an annual vesting schedule and subject to the satisfaction of certain performance conditions and other conditions.

In the future, we may expand the PSP to include the award of Class A ordinary shares, ADSs, options or other incentives to include further categories of employees, whether issued out of the ADS approved for distribution under the PSP or through additional Class A ordinary shares or ADS reserved for this purpose.

Employment Agreements and Indemnification Agreements

Other than as disclosed above, none of our directors has entered into service agreements with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

We have entered into indemnification agreements with each of our directors and executive officers, to be effective upon the completion of this offering. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

PRINCIPAL SHAREHOLDER

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus and as adjusted to reflect the sale of ADSs offered by us in our initial public offering (assuming the underwriters do not exercise their option to purchase additional ADSs), for:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares or Class B ordinary shares.

The calculations of percentage ownership as of the date of this prospectus are based on 123,500,000 ordinary shares issued and outstanding as of the date of this prospectus, and (i) 19,358,957 Class A ordinary shares and (ii) 123,500,000 Class B ordinary shares issued and outstanding immediately after the completion of this offering. The calculations of percentage ownership after this offering assumes the sale of 19,358,957 Class A ordinary shares (represented by 19,358,957 ADSs) pursuant to this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Beneficially Owned After This Offering
	Number of Ordinary Shares	% of Total Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Aggregate Voting Power
Directors and Executive Officers:(1)
Laurent Junique(2)	123,500,000	100.0%	166,000	123,500,000	86.6%	98.5%
Mr. Tze Neng Chin	—	—	—	—	—	—
Mr. Edward Goh	—	—	—	—	—	—
Mr. Chia Ling Koh	—	—	—	—	—	—
Ms. Yee Peng Tan	—	—	—	—	—	—
Mr. Tony Bruno	—	—	—	—	—	—
Ms. Sophie Chelmick	—	—	—	—	—	—
Mr. Andy Cranshaw	—	—	—	—	—	—
Mr. Byron Fernandez	—	—	—	—	—	—
Mr. Chee Gay Lim	—	—	—	—	—	—
Mr. Michael Pan	—	—	—	—	—	—
Ms. Angie Tay	—	—	—	—	—	—
Mr. Ricart Valvekens	—	—	—	—	—	—
All of our directors and executive officers as a group	123,500,000	100.0%	166,000	123,500,000	86.6%	98.5%
Principal:
Transformative Investments Pte Ltd(2)	123,500,000	100.0%	166,000	123,500,000	86.6%	98.5%

Notes:

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004.

(2)

Represents (a) 123,500,000 ordinary shares held by Transformative Investments Pte Ltd, which is a company incorporated in the Cayman Islands and (b) 166,000 ADSs of our Company purchased by Mr. Junique’s wife in this offering. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. The registered address of Transformative Investments Pte Ltd is Offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

As of the date of this prospectus, none of our record holders were located in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018.

Credit Suisse Facility

On March 16, 2021, we entered into a term loan credit facility agreement with Credit Suisse AG, as amended by an amendment agreement dated May 21, 2021 and as may be amended from time to time thereby. The credit facility provides for borrowings in an aggregate amount of S$252.0 million (US$188.0 million). Contemporaneous with TDCX’s acquisition of our Founder’s shareholder interests in TDCX KY, we drew upon the credit facility on March 23, 2021. Subsequently, we paid the proceeds of S$252.0 million to our Founder for the purchase of his interests in TDCX KY. As of the date of this prospectus, the outstanding principal balance is S$252.7 million (US$188.0 million). We intend to use proceeds from the offering to fully repay this term loan credit facility, including accrued and unpaid interest and premium (if any), in accordance with the terms of this facility agreement.

All of our obligations under our term loan credit facility agreement are guaranteed by TDCX Holdings and TDCX KY and secured by a mortgage of our Principal Shareholder’s shares in TDCX Inc., TDCX Inc’s shares of TDCX KY and TDCX KY’s shares in TDCX Holdings. Additionally, our Founder is required to maintain an amount equal to 80% of the amount outstanding under the facility deposited in a collateralized bank account with Credit Suisse AG, which shall accrue interest at a rate equal to the rate accrued on borrowings under the facility minus 100 basis points, until, among others, repayment of the facility. We are also required to maintain an interest reserve account and an equity cure account with Credit Suisse AG. Our term loan credit facility agreement contains a number of covenants that, among other things, impose certain restrictions on our ability, subject to certain exceptions, to:

•	create or permit any security over our assets or the assets of our subsidiaries;

•	be a creditor to any financial indebtedness;

•	substantially change the general nature of our business;

•	declare, make or pay any dividend or other distribution; and

•

issue any shares or grant to any person any conditional or unconditional options, warrant or other right to call or otherwise acquire any of our shares or shares of our subsidiaries except in connection with the initial public offering of shares in our Company.

Our facility agreement contains financial covenants including: (a) maintaining a ratio of EBITDA to finance charges of not less than 6:1 for a trailing 12-month period at the end of each financial year and quarter; and (b) maintaining a ratio of total net debt to EBITDA of not more than 2:1 for a trailing 12-month period at the end of each financial year and quarter. See “Description of Certain Indebtedness—Credit Suisse Facility”.

Shareholder Loan to Teledirect Hong Kong Limited

We own a 10% equity interest in Teledirect Hong Kong Limited, or TDHKL. We have not entered into any shareholders agreement with TDHKL and do not have any contractual veto or consent rights in relation to TDHKL. We also do not have any express contractual right to nominate or appoint any directors to the board or persons to the management of TDHKL, though TDCX HPL is currently a member of the board of directors of TDHKL.

We entered into a shareholder loan agreement dated December 20, 2019 with TDHKL, Michael Thomas Cowell and Milton Kung, or Mr. Cowell and Mr. Kung, together, the TDHKL Individual Shareholders. Pursuant to the shareholder loan agreement, we provided TDHKL with a loan of 6.5 million Hong Kong dollars. Outstanding principal amounts drawn under the loan accrue interest at the HSBC Best Lending Rate on the last business day of the preceding month of the due date plus a 3% spread per annum from the date of the advance until the date of repayment. Interest is payable on a quarterly basis. In addition to a conversion right with respect to any outstanding amounts, and notwithstanding a buyback option under which the Individual Shareholders have the option to buy back any conversion shares, we also have the right to exercise a call option for an additional 40% interest of TDHKL within three years of our exercise of the conversion right. Any exercise of the buyback option by the Individual Shareholders does not affect our right to exercise our call option under the shareholder loan agreement.

Event of default provisions include if TDHKL (a) fails to pay TDCX HPL any amount due (including principal and interest), (b) becomes subject to proceedings to wind up TDHKL, (c) becomes insolvent or (d) enters into a scheme of arrangement with its creditor(s). Upon the occurrence of a default and upon at least 14 days’ written notice by TDCX HPL to TDHKL and continued default by TDHKL, then TDCX HPL may terminate the shareholders’ loan agreement upon 30 days’ prior written notice of such termination and all outstanding amounts owed under the shareholders’ loan agreement shall become immediately due.

The shareholder loan has been repaid as of December 31, 2020.

Employment Agreements and Indemnification Agreements

For a description of our other agreements with our board members and executive officers, see “Management—Employment Agreements and Indemnification Agreements.”

Registration Rights Agreement

On September 18, 2021, we entered into a registration rights agreement with our Principal Shareholder, which grants certain registration rights with respect to the Class A Ordinary Shares or ADSs owned by our Principal Shareholder and certain of its affiliates, see “Description of Share Capital—Registration Rights Agreement.”

Demand registration rights

Our Principal Shareholder will have the right to demand that we effect a registration covering the offer and sale of its Class A Ordinary Shares or ADSs. Our Principal Shareholder is entitled to six such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

Shelf registration rights

Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, our Principal Shareholder will have the right to demand that we file a shelf registration statement covering its Class A Ordinary Shares or ADSs. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights

If we propose to file a registration statement for an offering of our securities, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer our Principal Shareholder an opportunity to include in the registration all or any part of its registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

Blackout periods

We will be entitled to one blackout period, aggregating to no more than 90 days in any consecutive 12-month period, during which we can delay the filing or effectiveness of a registration statement, if we would, in the good faith judgment of our board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction or negotiations involving us.

Expenses of registration

We will pay all expenses relating to any demand or piggyback registration, except that our Principal Shareholder shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes or stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) its own out-of-pocket expenses.

Related Party Transaction Policy

Our board of directors has adopted a related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of certain provisions of the agreements evidencing our material indebtedness as of the date of this prospectus. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements and instruments, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Credit Suisse Facility

On March 16, 2021, we entered into a term loan credit facility agreement with Credit Suisse AG, as amended by an amendment agreement dated May 21, 2021 and as may be amended from time to time thereby. The credit facility provides for borrowings in an aggregate amount of S$252.0 million (US$188.0 million). Contemporaneous with TDCX’s acquisition of our Founder’s shareholder interests in TDCX KY, we drew upon the credit facility on March 23, 2021. Subsequently, we paid the proceeds of S$252.0 million to our Founder for the purchase of his interests in TDCX KY. As of the date of this prospectus, the outstanding principal balance is S$252.7 million (US$188.0 million). We intend to use proceeds from the offering to fully repay this term loan credit facility, including accrued and unpaid interest and premium (if any), in accordance with the terms of this facility agreement. See “Use of Proceeds”.

Interest Rate and Maturity

Borrowings under our credit facility bear interest at a rate per annum equal to an applicable margin of 3.15% over the London interbank offered rate administered by ICE Benchmark Administration Limited, or LIBOR, for the 18 month period after the utilization date under the facility agreement and then, at any time thereafter, 3.45% over LIBOR. The term of the facility is 24 months after the utilization of the facility; provided that the maturity of the loan may be extended for an additional 12-month period.

Repayment and Prepayments

Amounts owed under the facility shall be due and payable at the end of the term, provided that if the term is extended for an additional 12-month period pursuant to the facility agreement, then the principal amount of the facility shall be repaid in three installments, with the first, second and third installments falling due on the dates that are 24 months, 30 months and 36 months after the utilization date of the facility, respectively. Amounts owed under the facility shall be become due and payable on the tenth business day after an initial public offering of shares in our Company. Prepayment of the facility within six months of the utilization date of the facility (other than, among others, in connection with an initial public offering) may result in our payment of a certain make whole amount.

Security, Certain Covenants and Events of Default

All of our obligations under our term loan credit facility agreement are guaranteed by TDCX Holdings and TDCX KY and secured by a mortgage of our Principal Shareholder’s shares in TDCX Inc., TDCX Inc’s shares of TDCX KY and TDCX KY’s shares in TDCX Holdings. Additionally, our Founder is required to maintain an amount equal to 80% of the amount outstanding under the facility deposited in a collateralized bank account with Credit Suisse AG, which shall accrue interest at a rate equal to the rate accrued on borrowings under the facility minus 100 basis points, until, among others, repayment of the facility. We are also required to maintain an interest reserve account and an equity cure account with Credit Suisse AG. Our term loan credit facility agreement contains a number of covenants that, among other things, impose certain restrictions on our ability, subject to certain exceptions, to:

•	create or permit any security over our assets or the assets of our subsidiaries;

•	be a creditor to any financial indebtedness;

•	substantially change the general nature of our business;

•	declare, make or pay any dividend or other distribution; and

•

issue any shares or grant to any person any conditional or unconditional options, warrant or other right to call or otherwise acquire any of our shares or shares of our subsidiaries except in connection with the initial public offering of shares in our Company.

Our term loan credit facility agreement contains financial covenants including: (a) maintaining a ratio of EBITDA to finance charges of not less than 6:1 for a trailing 12-month period at the end of each financial year and financial quarter; and (b) maintaining a ratio of total net debt to EBITDA of not more than 2:1 for a trailing 12-month period at the end of each financial year and quarter.

OCBC China Facility

On August 30, 2019, Agorae Information Consulting (Beijing) Co., Ltd. or Agorae Beijing, one of our wholly owned subsidiaries, entered into a credit letter agreement with OCBC Wing Hang Bank (China) Limited, or OCBC China. The credit letter agreement provides for a revolving credit line in an aggregate amount of RMB12 million. While the term of this agreement is not defined therein, the term of each withdrawal thereunder is no more than six months. The annual interest rate is the applicable one year loan prime rate plus 1%. In addition to customary covenants and events of default, Agorae Beijing undertakes not to pay any dividend to its shareholder or change its shareholding structure without the prior written consent of OCBC China and that any loan provided by its shareholder shall be subordinate to the loan under this agreement. The credit line granted under this agreement is guaranteed by a standby letter of credit provided by OCBC Bank with an amount of US$2 million.

OCBC Facility

On September 18, 2018, TDCX HPL entered into a credit facility with Oversea-Chinese Banking Corporation Limited, or OCBC. By way of an accession letter dated October 10, 2018, TDCX SG became an additional borrower to the credit facility. On April 29, 2019, TDCX SG entered into a revised credit facility with OCBC, which provided for borrowings in an aggregate amount of S$56.5 million and includes a S$7.6 million interest rate derivatives facility, a S$20.0 million advance facility, a S$27.4 million refinancing facility and a S$1.5 million banker’s guarantee. This credit facility was amended on October 16, 2019, to, among other things, provide for a S$5.0 million foreign exchange facility and reduce the S$7.6 million interest rate derivatives facility to S$3.5 million.

On May 17, 2021, TDCX SG entered into a further revised credit facility with OCBC, which provided for borrowings in an aggregate amount of S$45.2 million and includes a S$3.5 million interest rate derivatives facility, a S$5.0 million foreign exchange facility, a S$20.0 million advance facility, a S$15.2 million multi-currency specific advance facility and a S$1.5 million banker’s guarantee, as well as a US$2.0 million standby letter of credit. On August 6, 2021, we utilized S$13.7 million of the multi-currency advance facility that is available pursuant to our facility with OCBC to pay off S$13.7 million of indebtedness outstanding under our refinancing facility that is also available pursuant to our facility with OCBC and which was subsequently extinguished.

On September 3, 2021, TDCX SG entered into a further revised credit facility with OCBC, which provides for borrowings in an aggregate amount of S$43.7 million and includes a S$3.5 million interest rate derivatives facility, a S$5.0 million foreign exchange facility, a S$20.0 million advance facility, a S$13.7 million multi-currency specific advance facility and a S$1.5 million banker’s guarantee, as well as a US$2.0 million standby letter of credit. The credit facility letter dated September 3, 2021 supersedes OCBC’s previous credit facility letters to TDCX SG except for the temporary bridging loan agreement dated April 30, 2020.

On October 16, 2019 and March 18, 2020, we drew down loans of S$10.0 million and S$7.0 million respectively from the advance facility. The facility bears an interest rate of 1.25% per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The loan is repayable on demand.

On April 30, 2020, TDCX SG entered into a temporary bridging loan agreement with the same financial institution lender and subsequently on July 30, 2020, we drew down a principal amount of S$5.0 million. The facility bears an interest rate of 2.5% per annum. The bank loan is denominated in Singapore dollar with 53 equal monthly repayments commencing on March 1, 2021 and matures on August 1, 2025.

As of June 30, 2021, we had S$37.0 million outstanding.

Interest Rate

Borrowings under our advance facility bear interest at a rate per annum equal to an applicable margin of 1.25% over the prevailing cost of funds for OCBC (as determined by OCBC) for interest periods of up to six months. Borrowings under our multi-currency specific advance facility bear interest at a rate per annum equal to an applicable margin of 1.25% over the prevailing cost of funds for OCBC (as determined by OCBC) for interest periods of up to three months. The banker’s guarantee is subject to a commission at 1.00% per annum, subject to a minimum of S$500.

Prepayments

Prepayments under the advance facility or multi-currency specific advance facility is permitted, subject to the payment of applicable break funding costs.

Interest Period and Maturity

Borrowings under the advance facility pursuant to the revised credit facilities letter agreement are repayable on demand and each advance under the advance facility shall be repaid on its due date or rolled over at OCBC’s discretion. Interest periods shall be up to six months in term. Borrowings under the multi-currency specific advance facility are repayable on demand and each advance under the advance facility shall be repaid on its due date or rolled over at OCBC’s discretion. In addition, borrowings under the multi-currency specific advance facility are due in nine equal quarterly instalments of S$1.52 million. Interest periods shall be up to three months in term.

Guarantee and Security

All of our obligations under the revised credit facilities letter agreement are secured by an existing deed of guarantee and indemnity for all monies from our Founder and an existing deed of guarantee and indemnity for all monies from TDCX HPL.

Certain Covenants and Events of Default

This revised credit facilities letter agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of TDCX SG and certain of its restricted subsidiaries, or collectively with TDCX SG, TDCX SG group, (as applicable) to:

•	to incur additional indebtedness and guarantee indebtedness (TDCX SG group);

•	create or have outstanding any security over present or future property, undertaking, assets or revenue (TDCX SG group);

•	transfer of all or substantially all of our assets (except for the purpose of a reconstruction, amalgamation or reorganization on terms approved prior to such transfer by OCBC) (TDCX SG group);

•	remove Laurent Junique as Chief Executive Officer (TDCX SG);

•	change the general nature of our business (TDCX SG group); and

•

seek additional trade and working capital, treasury (including interest hedging and foreign exchange) and/or corporate finance facilities without providing OCBC with a first right to pitch for any of the foregoing (TDCX SG group).

This revised credit facilities letter agreement contains certain financial covenants including: (a) tangible net worth of TDCX SG remaining not less than S$25.0 million at all times; (b) for TDCX SG, a maximum ratio of total indebtedness to tangible net worth not exceeding 2.0x at all times; (c) for TDCX Inc., a maximum ratio of total net debt to EBITDA not exceeding 2.0x at all times; and (d) TDCX Inc. maintains a consolidated ratio of EBITDA divided by short term debt, current position of long term loan and interest repayments of at least 2.0x at all times. None of the financial covenants restrict TDCX from making a distribution to the Founder or incurring new indebtedness.

Notwithstanding the covenants set forth above, as in effect at the time, in 2019, TDCX SG distributed dividends in excess of 50% of its net profit after tax, in respect of which it received a waiver on March 2, 2020. As a result, as of December 31, 2019, amounts outstanding under this loan are classified as a current liability in our consolidated statement of financial position. On September 2, 2020, we obtained a written waiver of loan covenants to distributed dividends in excess of 50% of its net profit after tax for the period effective from August 1, 2020 to December 31, 2020. We were in compliance with our financial covenants for the year ended December 31, 2020 and the six months ended June 30, 2021.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our second amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Cayman Companies Act, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 each.

We have adopted a second amended and restated memorandum and articles of association or post-IPO memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to completion of this offering. Our post-IPO memorandum and articles of association will provide that, immediately prior to the completion of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital upon immediately prior to the completion of the offering will be US$50,000 divided into 500,000,000 shares comprising (i) 50,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 200,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 250,000,000 undesignated shares of a par value of US$0.0001 each. All of our 123,500,000 ordinary shares, which are issued and outstanding as of the date hereof and which are held by our Principal Shareholder, will be automatically converted by way of re-designation and reclassification of existing shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of the offering.

The following are summaries of certain material provisions of our post-IPO memorandum and articles of association and the Cayman Companies Act insofar as they relate to the material terms of our shares.

Exempted Company

We are an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return disclosing its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for public inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-IPO memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company may not issue shares to bearer and our ordinary shares are issued in registered form, which will be issued when registered in our register of members.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share.

In addition, each Class B ordinary share will automatically and immediately convert into one Class A ordinary share, upon the earlier of the following:

•	The date that is 15 years from the date of effectiveness of the registration statement of which this prospectus forms a part; or

•	Nine months after the death or permanent disability of Mr. Laurent Junique.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our post-IPO memorandum and articles of association and the Cayman Companies Act. In addition, our shareholders may be ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be paid only out of profits, or out of the share premium account (subject to a solvency test being met on the day immediately following the date that the dividend is paid). No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, our register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to JPMorgan Chase Bank, N.A., as the depositary (or its custodian or nominee). Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our Company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or one or more shareholder present in person or by proxy holding not less than 10 per cent of the votes attaching to the total issued share capital. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Cayman Companies Act and our post-IPO memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association and as required in accordance with the Cayman Companies Act.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

Cayman Islands law provides limited rights for shareholders to requisition a general meeting. However, additional rights may be provided in a company’s articles of association. Our post-IPO amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third (1/3) of the paid up share capital of our Company entitled to vote at general meetings to requisition a shareholder’s meeting.

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, at least one-third (1/3) of the votes attaching to all paid up share capital of our Company entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten clear calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our post-IPO memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 10 calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the NYSE rules, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Issuance of Additional Shares

Our post-IPO memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our post-IPO memorandum and articles of association also authorize our board of directors (or our shareholders, by ordinary resolution) to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences,

provided that should the creation of any such new class or series of shares have the effect of materially adversely varying the rights of our existing classes of shares, then the separate approval of such affected existing classes would be required.

Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company incorporated under the Cayman Companies Act with “limited liability”, and under the Cayman Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-IPO memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. The premium (if any) payable in respect of any shares being redeemed or purchased may be paid out of profits of our Company, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase. Alternatively, as authorized under our post-IPO memorandum & articles of association, our Company may make a payment in respect of the redemption or purchase of its own shares out of capital provided that immediately following the date on which the payment out of capital is proposed to be made, our Company shall be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares outstanding, or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

All or any of the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of the relevant class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of such class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders).

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-IPO memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On April 16, 2020, we issued one ordinary share to Mapcal Limited, which was immediately transferred to our Founder on the same day.

On May 21, 2021, we completed a share subdivision pursuant to which each ordinary share was sub-divided into 10,000 ordinary shares, resulting in an increase in the number of issued ordinary shares from one ordinary share to 10,000 ordinary shares. Also on May 21, 2021, immediately following the share subdivision, we issued an additional 123,490,000 additional ordinary shares to our Founder, resulting in an increase in the number of issued ordinary shares from 10,000 ordinary shares to 123,500,000 ordinary shares. On the same day, 123,500,000 ordinary shares were transferred from our Founder to our Principal Shareholder.

Registration Rights Agreement

On September 18, 2021, we entered into a registration rights agreement with our Principal Shareholder, which grants certain registration rights with respect to the Class A Ordinary Shares or ADSs owned by our Principal Shareholder.

Demand registration rights

Our Principal Shareholder will have the right to demand that we effect a registration covering the offer and sale of its Class A Ordinary Shares or ADSs. Our Principal Shareholder is entitled to six such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

Shelf registration rights

Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, our Principal Shareholder will have the right to demand that we file a shelf registration statement covering its Class A Ordinary Shares or ADSs. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights

If we propose to file a registration statement for an offering of our securities, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer our Principal Shareholder an opportunity to include in the registration all or any part of its registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

Blackout periods

We will be entitled to one blackout period, aggregating to no more than 90 days in any consecutive 12-month period, during which we can delay the filing or effectiveness of a registration statement, if we would, in the good faith judgment of our board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction or negotiations involving us.

Expenses of registration

We will pay all expenses relating to any demand or piggyback registration, except that our Principal Shareholder shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes or stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) its own out-of-pocket expenses.

CERTAIN CAYMAN ISLANDS COMPANY CONSIDERATIONS

We are an exempted company incorporated under the laws of the Cayman Islands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in the laws of the Cayman Islands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Our corporate affairs are governed by our memorandum and articles of association, as we expect them to be amended and restated with effect upon completion of this offering, by the Companies Act of the Cayman Islands and the common law of the Cayman Islands. We cannot predict whether Cayman Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Cayman Islands law in the face of actions by our management, directors or controlling shareholder than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law.

Differences in Corporate Law

The Companies Act is modeled after that of English law but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

In order to effect such a merger or consolidation, Cayman Islands law requires a written plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

The written plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Alternatively, Cayman Islands law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a takeover offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Derivative actions have been brought in the Cayman Islands courts. In principle, the Company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman

Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of our Company when:

•	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the Company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the Company where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, will permit, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the Company and therefore it is considered that he or she owes the following duties to the Company: a duty to act bona fide in the best interests of the Company; a duty not to make a personal profit based on his or her position as director (unless the Company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the Company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under our post-offering amended and restated memorandum and articles of association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, and subject to the rules of the New York Stock Exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding his or her interest and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put a proposal before a meeting or requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company to requisition a shareholder’s meeting, in which case our board of directors will be obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders any other right to put a proposal before a shareholders’ general meeting. As an exempted company in the Cayman Islands, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated or, (v) is removed from office pursuant to any other provisions of our post-offering amended and restated articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution and Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up either compulsorily by an order of the courts of the Cayman Islands or voluntarily, by a special resolution of its members or on the occurrence of an event or expiry of period specified in its articles of association, or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering second amended and restated articles of association, our Company may commence winding up upon the passing of a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering second amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage, and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch, and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal, and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges, and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes, and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs, and (iii) the manner in which such instructions may be given or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

To the extent that (i) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (ii) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (iii) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s), and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (A) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (B) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (C) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules, and regulations of the Cayman Islands, and (D) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (a) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (b) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given in accordance with the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been in-structed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials pro-vided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for re-questing copies of the materials).

We have advised the depositary that under Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities, or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights, and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

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an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex, and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage, and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of an foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges, and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges, and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations, and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act of 1933 or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

If the shares are not listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then after such date fixed for termination (i) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (ii) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder of ADRs, the depositary shall (i) instruct its custodian to deliver all shares and/or deposited securities to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (ii) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and/or deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each register ADR holder a share certificate representing the shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary, and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After we receive the copy of the ADR register and the shares and/or deposited securities from the depositary, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the shares to the registered ADR holders entitled thereto and (ii) for its obligations to the depositary and its agents.

If the shares are listed or quoted for trading on a stock exchange or in a securities market as of the date so fixed for termination, then instead of the provisions in the prior paragraph, after the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs, except to receive and hold (or sell) distributions on shares and/or deposited securities and deliver shares and/or deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary has agreed to use its reasonable efforts to sell the shares and/or deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the registered ADR holders not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges, and expenses provided for under the deposit agreement and the fees, charges, and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure, or circumstance beyond our, the depositary’s, or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•

in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

•

not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

•

may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation, and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the United States or

any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination, and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, regardless of whether such legal suit, action or proceeding also involves parties other than us or the depositary, arising out of or related in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act, may only be instituted in the United States District Court for the Southern District of New York (or, in the state courts of New York County, New York if either (i) the United States District Court for the Southern District of New York lacks jurisdiction, or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum is, or becomes, invalid, illegal or unenforceable), irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Notwithstanding the foregoing or anything in the deposit agreement to the contrary, subject to the federal securities law carve-out as set out therein, the depositary may refer any such suit, action or proceeding to arbitration in accordance with the provisions of the deposit agreement and, upon such referral, any such suit, action or proceeding instituted by ADR holders and beneficial owners shall be finally decided in such arbitration or proceeding instituted by ADR holders and beneficial owners shall be finally decided in such arbitration rather than in such court.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have non-exclusive jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act.

The deposit agreement provides that, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, regardless of whether such legal suit, action or proceeding also involves parties other than us or the depositary, arising out of or related in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act, may only be instituted in the United States District Court for the Southern District of New York (or, in the state courts of New York County, New York if either (i) the United States District Court for the Southern District of New York lacks jurisdiction, or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum is, or becomes, invalid, illegal or unenforceable), irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 19,358,957 ADSs outstanding, representing 100.0% of our outstanding Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

All of the ADSs sold in this offering will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our Company. All of our ordinary shares outstanding immediately prior to the completion of this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our shares or ADSs, and our ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-Up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions (including the potential issuance of warrants to Airbnb) not to (1) offer, sell, issue, pledge, contract to sell, contract to purchase, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or ordinary shares, (2) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the ADSs or ordinary shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise, or (3) file any registration statement with the Securities and Exchange Commission relating to the offering of any ADSs or ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares, or publicly disclose the intention to take any such action.

Furthermore, each of our directors, executive officers and our Principal Shareholder has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. Our Principal Shareholder owns all of our ordinary shares outstanding immediately prior to this offering.

Other than this offering, we are not aware of any plans by our Principal Shareholder to dispose of significant numbers of our ADSs or ordinary shares. However, our Principal Shareholder or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class A ordinary shares, including our ADSs, for more than six months but not more than one year may sell such Class A ordinary shares, including our ADSs, without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class A ordinary shares, including our ADSs, for more than one year may freely sell our Class A ordinary shares, including our ADSs, without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class A ordinary shares for at least six months, may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1.0% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 187,720 ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	43,720
FINRA Filing Fee	US$	60,610
NYSE Market Entry and Listing Fee	US$	175,000
Printing and engraving expenses	US$	205,000
Legal fees and expenses	US$	1,812,534
Accounting fees and expenses	US$	449,982
Miscellaneous	US$	829,605

Total	US$	3,576,451

These expenses will be borne by us. The underwriters have agreed to reimburse us for a portion of our expenses in connection with the offering.

MATERIAL TAX CONSIDERATIONS

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares and ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below) that acquire our ADSs in this offering and hold our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

The entire amount of any cash distribution paid with respect to our ADSs or ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by the depositary, in the case of ADSs, or on the date of receipt by such U.S. Holder, in the case of ordinary shares. To the extent amounts paid as distributions on the ADSs or ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of the distribution as a “dividend” for United States federal income tax purposes.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ADSs or ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the ADSs or ordinary shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs have been approved for listing on the NYSE. Furthermore, we cannot guarantee that, once listed, our ADSs will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the ADSs are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our ADSs or ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or ordinary shares held at the end of the taxable year over its adjusted tax basis of such ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ADSs or ordinary shares held at the end of the taxable year over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ADSS IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ADSS OR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING—CONFLICT OF INTEREST

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs & Co. LLC	11,615,374
Credit Suisse Securities (USA) LLC	7,743,583
Total	19,358,957

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,903,843 ADSs in this offering to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,903,843 additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	$1.26	$1.26
Total	$24,392,286	$28,051,128

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3,576,451. The underwriters have agreed to reimburse us for a portion of our expenses in connection with, or related to, the offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.76 per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers, directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs or that the ADSs will trade in the public market at or above the initial public offering price.

We have made an application to list our ADSs on the NYSE under the symbol “TDCX.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities, and instruments.

The address of Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Certain affiliates and other persons and entities associated with our Founder have subscribed for and been allocated by the underwriters an aggregate of 304,887 ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered.

Conflict of Interest

Because an affiliate of Credit Suisse Securities (USA) LLC, which is an underwriter in this offering, is the lender under the Credit Suisse Facility and will receive 5% or more of the net proceeds from this offering due to the repayment of the Credit Suisse Facility, Credit Suisse Securities (USA) LLC is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Therefore, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, this prospectus and the registration statement of which this prospectus forms a part. Goldman Sachs & Co. LLC has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have agreed to indemnify Goldman Sachs & Co. LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Credit Suisse Securities (USA) LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

Canada

Resale restrictions

The distribution of the ADSs in Canada is being made only in the provinces of British Columbia, Alberta, Ontario and Quebec on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is both an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions and a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Underwriter Conflicts

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Language

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

European Economic Area

In relation to each Member State of the European Economic Area, each a “Relevant State”, no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

People’s Republic of China

This document may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus supplement are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (in the case of an accredited investor) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notification under Section 309B(1)(c) of the SFA—The classification of the ADSs offered or sold under this offering are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in Monetary Authority of Singapore, or the MAS, Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

United Kingdom

No ADS have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADS which has been approved by the Financial Conduct Authority, except that offers of ADSs may be made to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of ADSs shall require us or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the ordinary shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to Thai law will be passed upon for us by Thanathip & Partners.

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law, Thanathip & Partners with respect to matters governed by Thai law, and Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, and the related financial statement schedule included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes two explanatory paragraphs referring to the restatement for correction of an error and the translation of Singapore Dollars to United States Dollars). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Deloitte & Touche LLP is located at 6 Shenton Way, OUE Downtown 2, #33-00, Singapore 068809.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments thereto including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC, including the registration statement, can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the

Exchange Act. As we are a foreign private issuer, we are required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Financial Statements

TDCX Inc. (formerly known as TDCX Capital Pte Ltd) and its Subsidiaries

(Registration No. 362018)

Consolidated Financial Statements

Years Ended December 31, 2018, 2019 and 2020

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TDCX Inc. (formerly TDCX Capital Pte Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of TDCX Inc. (formerly TDCX Capital Pte Ltd) and its subsidiaries (the “Group”) as of December 31, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of the 2018 Financial Statements

As discussed in Note 35 to the financial statements, the accompanying 2018 financial statements have been restated to correct a misstatement.

Convenience Translation

Our audits also comprehended the translation of Singapore Dollar into United States Dollar and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such United States Dollar amounts are presented solely for the convenience of readers outside of Singapore.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Singapore

April 9, 2021 (September 7, 2021 as to the convenience translation in Note 3 and share split in Note 34)

We have served as the Group’s auditor since 2019.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Statement of Financial Position

	Note	December 31, 2020	December 31, 2020	December 31, 2019
		US$’000	S$’000	S$’000
		(Note 3)
ASSETS
Current assets
Cash and cash equivalents	7	44,486	59,807	35,920
Fixed deposits	8	5,748	7,727	837
Trade receivables	10	27,461	36,919	55,278
Contract assets	11	34,842	46,842	26,523
Other receivables	12	9,117	12,257	9,210

Total current assets		121,654	163,552	127,768

Non-current assets
Pledged deposits	9	1,768	2,377	2,110
Other receivables	12	4,369	5,874	3,708
Plant and equipment	13	30,185	40,581	40,730
Right-of-use assets	14	21,736	29,221	22,840
Loan to an associate	15	—	—	784
Deferred tax assets	21	1,175	1,580	1,197
Investment in an associate		170	229	33

Total non-current assets		59,403	79,862	71,402

Total assets		181,057	243,414	199,170

LIABILITIES AND EQUITY
Current liabilities
Other payables	16	27,671	37,200	26,926
Bank loans	17	17,978	24,170	34,421
Lease liabilities	18	10,907	14,664	10,963
Provision for reinstatement cost	19	336	452	—
Income tax payable		9,861	13,257	6,956

Total current liabilities		66,753	89,743	79,266

Non-current liabilities
Bank loans	17	12,002	16,136	—
Lease liabilities	18	13,257	17,823	14,498
Provision for reinstatement cost	19	4,178	5,617	4,955
Defined benefit obligation	20	1,067	1,435	769
Deferred tax liabilities	21	96	129	236

Total non-current liabilities		30,600	41,140	20,458

Capital, reserves and non-controlling interests
Share capital	22	*	*	*
Reserves	30	(14,760)	(19,843)	(20,650)
Retained earnings		98,462	132,371	120,094

Equity attributable to owners of the Group		83,702	112,528	99,444
Non-controlling interests	23	2	3	2

Total equity		83,704	112,531	99,446

Total liabilities and equity		181,057	243,414	199,170

*	Amount is less than S$1,000

See accompanying notes to financial statements.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Note	2020	2020	2019	2018
		US$’000	S$’000	S$’000	S$’000
		(Note 3)
Revenue	24	323,358	434,723	330,265	181,233
Employee benefits expense		(191,896)	(257,985)	(189,912)	(109,373)
Depreciation expense		(24,595)	(33,065)	(24,599)	(12,908)
Rental and maintenance expense		(7,887)	(10,603)	(9,220)	(2,623)
Recruitment expense		(5,954)	(8,005)	(6,680)	(3,792)
Transport and travelling expense		(1,119)	(1,504)	(2,083)	(1,358)
Telecommunication and technology expense		(4,690)	(6,305)	(4,522)	(2,385)
Interest expense		(2,275)	(3,058)	(2,893)	(1,128)
Other operating expense		(11,779)	(15,836)	(10,478)	(6,872)
Gain on disposal of a subsidiary		544	731	—	—
Share of profit from an associate		146	196	—	—
Interest income		442	594	465	268
Other operating income	26	5,590	7,514	717	546

Profit before income tax		79,885	107,397	81,060	41,608
Income tax expenses	27	(15,846)	(21,303)	(7,524)	(3,520)

Profit for the year	25	64,039	86,094	73,536	38,088
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation		(135)	(181)	(114)	48
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		533	717	954	(119)

Total comprehensive income for the year		64,437	86,630	74,376	38,017

Profit attributable to:
- Owners of the Group		64,038	86,093	73,535	35,271
- Non-controlling interests		1	1	1	2,817

		64,039	86,094	73,536	38,088

Total comprehensive income attributable to:
- Owners of the Group		64,436	86,629	74,375	35,145
- Non-controlling interests		1	1	1	2,872

		64,437	86,630	74,376	38,017

Basic and diluted earnings per share (in US$ or S$)	28	0.52	0.70	0.60	0.31

Weighted average number of ordinary shares used in computing basic and diluted earnings per share		123,500,000	123,500,000	123,500,000	123,500,000

See accompanying notes to financial statements.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Statement of Changes in Equity

	Note	Share Capital	Reserves (Note 30)	Retained earnings	Equity attributable to owners of the Group	Non- controlling interests	Total
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2018		*	(469)	31,356	30,887	14,168	45,055
Total comprehensive income for the year:
Profit for the year		—	—	35,271	35,271	2,817	38,088
Other comprehensive (loss) income		—	(174)	48	(126)	55	(71)

Total		—	(174)	35,319	35,145	2,872	38,017

Transaction with owners recognized directly in equity:
Acquisition of non-controlling interests	23	—	(20,961)	—	(20,961)	(17,039)	(38,000)
Dividends	29	—	—	(3,002)	(3,002)	—	(3,002)

Total		—	(20,961)	(3,002)	(23,963)	(17,039)	(41,002)

Balance at December 31, 2018		*	(21,604)	63,673	42,069	1	42,070
Total comprehensive income for the year:
Profit for the year		—	—	73,535	73,535	1	73,536
Other comprehensive income (loss)		—	954	(114)	840	—	840

Total		—	954	73,421	74,375	1	74,376

Dividends representing transactions with owners recognized directly in equity	29	—	—	(17,000)	(17,000)	—	(17,000)

Balance at December 31, 2019		*	(20,650)	120,094	99,444	2	99,446
Total comprehensive income for the year:
Profit for the year		—	—	86,093	86,093	1	86,094
Other comprehensive income (loss)		—	717	(181)	536	—	536

Total		—	717	85,912	86,629	1	86,630

Transfer of profits to legal reserve		—	90	(90)	—	—	—

Transaction with owners recognized directly in equity:
Dividends	29	—	—	(73,545)	(73,545)	—	(73,545)

Total		—	—	(73,545)	(73,545)	—	(73,545)

Balance at December 31, 2020		*	(19,843)	132,371	112,528	3	112,531

*	Amount is less than S$1,000

See accompanying notes to financial statements.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Statement of Cash Flows

	2020	2020	2019	2018
	US$’000	S$’000	S$’000	S$’000
	(Note 3)			(Restated)
Operating activities
Profit before income tax	79,885	107,397	81,060	41,608
Adjustment for:
Depreciation expense	24,595	33,065	24,599	12,908
Gain on early termination of right-of-use assets	(127)	(171)	(21)	—
(Reversal) Loss allowance on trade and other receivables	—	—	(18)	8
Bank facility fee	40	54	55	6
Interest income	(442)	(594)	(465)	(268)
Interest expense	2,275	3,058	2,893	1,128
Remeasurement of retirement benefit obligation	347	466	312	128
Loss on disposal and write-off of plant and equipment	2	3	—	17
Rent concession	(388)	(521)	—	—
Gain on disposal of a subsidiary	(544)	(731)	—	—
Share of profit from an associate	(146)	(196)	—	—

Operating cash flows before movements in working capital	105,497	141,830	108,415	55,535

Trade receivables	14,206	19,099	(27,226)	(7,111)
Contract assets	(14,923)	(20,063)	(7,734)	(10,415)
Other receivables	(3,724)	(5,007)	(3,239)	(4,146)
Other payables	7,069	9,505	9,833	4,503

Cash generated from operations	108,125	145,364	80,049	38,366

Interest received	442	594	465	268
Income tax paid	(11,533)	(15,505)	(4,793)	(1,551)
Income tax refunded	23	31	323	237

Net cash from operating activities	97,057	130,484	76,044	37,320

Investing activities
Purchase of plant and equipment (Note A)	(12,892)	(17,332)	(25,940)	(18,958)
Proceeds from sales of plant and equipment	2	3	—	—
Payment for restoration of office	—	—	(66)	—
Increase in fixed deposits	(5,106)	(6,865)	(837)	—
Increase in pledged deposits	(196)	(263)	—	(1,905)
Disposal of a subsidiary	(7)	(9)	—	—
Repayment from (Loan to) an associate	584	784	(784)	—

Net cash used in investing activities	(17,615)	(23,682)	(27,627)	(20,863)

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Consolidated Statement of Cash Flows (cont’d)

	2020	2020	2019	2018
	US$’000	S$’000	S$’000	S$’000
	(Note 3)			(Restated)
Financing activities
Acquisition of non-controlling interests (Note 23)	—	—	—	(38,000)
Dividends paid	(54,705)	(73,545)	(17,000)	(3,002)
Drawdown of bank loan	8,926	12,000	10,000	30,400
Amount due to a director	—	—	—	6,230
Repayment of amount due to a director	—	—	(10,474)	—
Repayment of lease liabilities	(10,581)	(14,225)	(11,590)	(5,324)
Interest paid	(1,059)	(1,424)	(1,396)	(831)
Bank facility fee paid	—	—	(115)	(153)
Repayment of bank loan	(4,522)	(6,080)	(6,080)	—

Net cash used in financing activities	(61,941)	(83,274)	(36,655)	(10,680)

Net increase in cash and cash equivalents	17,501	23,528	11,762	5,777
Effect of foreign exchange rate changes on cash held in foreign currencies	267	359	185	(71)
Cash and cash equivalents at beginning of year	26,718	35,920	23,973	18,267

Cash and cash equivalents at end of year (Note 7)	44,486	59,807	35,920	23,973

Note A:

During the year, the additions to plant and equipment totaling S$18.2 million (2019: S$29.0 million, 2018: S$19.7 million) comprises paid purchases totaling S$17.3 million (2019: S$25.9 million,2018: S$18.9 million) and a provision of S$0.9 million (2019: S$3.0 million, 2018: S$0.7 million) for estimated future reinstatement cost relating to office improvements (Note 19).

See accompanying notes to financial statements.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

1	General

TDCX Inc. (“TDCX”) TDCX is a Company incorporated in Cayman Islands in April 2020 as TDCX Capital Pte Ltd and subsequent changed its name to TDCX Inc. (“the Company”) in January 2021. TDCX is 100% owned by its founder (the “Founder”) with a register share capital of S$1. TDCX and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising sales and digital marketing, omnichannel customer experiences (“CX”) and social media content monitoring and moderation.

TDCX (SG) Pte. Ltd. (“TDCX SG”) and TDCX Holdings Pte. Ltd. (“TDCXH”) are companies incorporated in Singapore in October 1995 and June 1999 respectively. TDCX (KY) Pte. Ltd. (“TDCX KY”) is a Company incorporated in Cayman Islands in January 2020. TDCX SG, TDCXH and TDCX KY are consolidated subsidiaries of TDCX as a result of the reorganisations further described below.

Prior to September 2018, TDCX SG was 60% owned by the Founder and 40% owned by a third party. In September 2018, 40% of TDCX SG was acquired by TDCXH by paying cash in an amount ofS$38 million (Note 23). In January 2019, the Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG and therefore, TDCX SG became a wholly owned subsidiary of TDCXH.

On December 22, 2020, TDCXH was acquired by TDCX KY by paying cash in an amount of S$2 and TDCXH became a wholly owned subsidiary of TDCX KY.

On March 23, 2021, TDCX acquired 100% of TDCX KY from the Founder. As TDCX, TDCX KY, TDCXH and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCXH by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in the Group’s consolidated financial statements as if the reorganization had always been in place. As such, the Group’s consolidated financial statements were prepared as if TDCX has control over TDCX KY, TDCXH and TDCX SG for all periods presented.

The consolidated financial statements of the Group for the financial year ended December 31, 2020 were authorized for issue by the Board of Directors of TDCX on April 9, 2021.

2	Adoption of new and revised standards

New and amended IFRS Standards that are effective for the current year

Impact of the initial application of Covid-19-Related Rent Concessions Amendment to IFRS 16

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

b)

Any reduction in lease payments affects only payments originally due on or before June 30, 2021 (a rent concession meets this condition if it results in reduced lease payments on or before June 30, 2021 and increased lease payments that extend beyond June 30, 2021); and

c)	There is no substantive change to other terms and conditions of the lease.

In the current financial year, the Group has applied the amendments to IFRS 16 (as issued by the IASB in May 2020) in advance of its effective date.

Impact on accounting for changes in lease payments applying the exemption

The Group has applied the practical expedient retrospectively to all rent concessions that meet the conditions in IFRS 16:46B, and has not restated prior period figures.

The Group has benefited from an average 2 months waiver of lease payments on leased office space. The waiver of lease payments of S$0.5 million has been accounted for as a negative variable lease payment in profit or loss. The Group has derecognized the part of the lease liability that has been extinguished by the forgiveness of lease payments, consistent with the requirements of IFRS 9:3.3.1.

Amendments to IAS 1 and IAS 8 Definition of material

The Group has adopted the amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments make the definition of material in IAS 1 easier to understand and are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of ‘material’ or refer to the term ‘material’ to ensure consistency.

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of these financial statements, the Group has not applied the following new and revised International Financial Reporting Standards (“IFRS”) that have been issued but are not yet effective:

Amendments to IAS 1	Classification of Liabilities as Current or Non-current

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use

Annual improvements to IFRS Standards 2018 – 2020 Cycle	Amendments to IFRS 1-First-time Adoption of International Standards, IFRS 9 Financial instruments, IFRS 16 Leases and IAS 41 Agriculture.

The management do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

3	Summary of significant accounting policies

BASIS OF ACCOUNTING—The consolidated financial statements have been prepared in accordance with IFRS issued by International Accounting Standards Board (“IASB”).

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The principal accounting policies adopted are set out below.

BASIS OF CONSOLIDATION—The consolidated financial statements incorporate the financial statements of the Company and entities (including structure entities) controlled by the Group and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the company.

When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

ASSOCIATE—An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. The Group holds 10% ownership interests in a company. The Group accounts for this Company as an associate as it has significant influence by virtue of its representation on the Board.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 28 Investments in Associate and Joint Ventures are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill, if any) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

FINANCIAL INSTRUMENTS—Financial assets and financial liabilities are recognized on the statement of financial position when the Group becomes a party to the contractual provisions of the instruments. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition.

Financial assets

Classification of financial assets

Debt instruments mainly comprise bank balances and trade and other receivables which meet the following conditions and are subsequently measured at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows only; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that do not meet the amortized cost criteria or the fair value through other comprehensive income (“FVTOCI”) criteria are classified as fair value through profit or loss (“FVTPL”).

In addition, debt instruments that meet either the amortized cost criteria or the FVTOCI criteria may be designated irrevocably as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. The Group has designated debt instruments as at FVTPL as disclosed in Note 15.

Investments in equity instruments are classified as at FVTPL, unless the Group irrevocably elects to designate an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition. The Group has elected to designate the investment in equity instrument at FVTPL as disclosed in Note 15.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost, except for short-term balances when the effect of discounting is immaterial.

Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits, bank overdrafts, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The Group always recognizes lifetime ECL for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate and impact of COVID-19, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.

The Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 90 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.

If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Financial liabilities and equity instruments

Classification as debt or equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.

Other payables and bank loans

Other payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.

Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

PLANT AND EQUIPMENT—Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	Shorter of the useful lives or the lease terms (ranging from 2 to 6 years)
Furniture and fittings	5
Office equipment and software	3 to 5

Depreciation of plant and equipment in progress commences when the assets are ready for their intended use. The estimated useful lives, residual value and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Fully depreciated assets still in use are retained in the financial statements

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.

The gain or loss arising on the disposal or retirement of a plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognized in profit or loss.

IMPAIRMENT OF TANGIBLE ASSETS—At the end of each reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years immediately.

PROVISIONS—Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present and future obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all other economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

REVENUE RECOGNITION—Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.

Revenues are recognized upon the application of the following steps:

1. Identification of the contract or contracts with a customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of revenue when, or as, the performance obligation is satisfied.

The Group enters into master services agreements and statements of work which set out the details of the work streams for each campaign to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations. Based on the transaction price as set up in the agreement for each performance obligation, the Group will invoice to the customers on a monthly basis as each performance obligation is satisfied after agreeing with the customers on any fee adjustments based on whether the Group meets (or the failure to meet) certain key performance indicators (where applicable) during that month. The Group recognizes the revenue using the right to invoice practical expedient as the output method because the amount it has the right to invoice corresponds directly with the value to the customer of the Group’s performance completed to date, and any variable consideration would be resolved at the point of billing.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Group invoices the customers prior to satisfying the performance obligations. The contracts do not include a significant financing component as the normal credit term is between 30 to 90 days.

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

•

Omnichannel CX solutions—The Group provides omnichannel CX solutions by providing information about its clients, products and services to their customers. The objective is to help its clients manage their relationships with their customers. This includes technical support for software, consumer electronic devices and telemarketing campaigns. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels and are typically on general enquiries or after-sales service issue resolution. Each service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Sales and digital marketing—The Group provides sales and digital marketing services through contacts made by the Group’s sales and digital marketing agents with the objective to promote and sell the products of its customers. This primarily involves helping the digital advertising platform clients to attract more advertisers and grow their Internet and social media advertising businesses. Each scope of service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Content monitoring and moderation—The Group provides content monitoring and moderation services to a customer by way of content moderating, identification review, authenticity and access flows and other related services. This is performed through review of social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•

Workspace, payroll services and other services—The Group provides workspace and payroll services through provision of fully equipped and serviced workstations and provision of payroll and human resource administration services to some of its customers. Revenue is recognized over time when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

Value of the service performed is determined based on the hours incurred times a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.

The Group has elected to apply the practical expedient provided in IFRS 15, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.

The Group incurred certain costs such as personnel and travel costs, hiring, on boarding and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with the customers. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a customer if the costs are not within the scope of another IFRS Standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify;

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.

The Group recognized costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up costs to fulfil a contract includes capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16 Leases.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

LEASES

The Group as a lessee

The Group leases office space to run its operation.

The Group assesses whether a contract is or contains a lease, at inception of the contract on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease. If the interest rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate. The Group’s incremental borrowing rate is determined based on the interest rate of the Group’s bank loans if the Group would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line (current and non-current) in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The Group re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•

The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•

The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•

A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a lease improvement asset and restores the underlying lease assets to their original condition required by the terms and conditions of the lease, a provision is recognized to the extent that the costs relate to a right-of-use asset.

Right-of-use assets are depreciated over the shorter period of contracted lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.

GOVERNMENT GRANTS—Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

BORROWING COSTS—All borrowing costs are recognized in profit or loss in the period in which they are incurred.

RETIREMENT BENEFIT COSTS—Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out as at each reporting date. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	Net interest expense or income; and

•	Remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item employee benefits expense. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plan.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

EMPLOYEE LEAVE ENTITLEMENT—Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

INCOME TAX—Income tax expense represents the sum of the tax currently payable and deferred tax.

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group and subsidiaries operate by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.

Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax are recognized as an expense or income in profit or loss.

FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION—The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements of the Group are presented in Singapore Dollar.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized in other comprehensive income. For such non-monetary items, any exchange component of that gain or loss is also recognized in other comprehensive income.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in Singapore Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of foreign currency translation reserve.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) and of borrowings, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of translation reserve.

CONVENIENCE TRANSLATION—The translations of Singapore Dollar amounts into USD for the consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flow, and segmental reporting as disclosed in Note 32” for the year ended December 31, 2020 are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3444 to US$1, the approximate rate of exchange at June 30, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

4	Critical accounting judgements and key sources of estimation uncertainty

In applying the Group’s accounting policies, which are described in Note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the entity accounting policies

In the process of applying the accounting policies, management did not make any material judgements that have significant effect on the amounts recognized in the financial statements apart from those involving estimates as discussed below.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Expected credit loss for trade receivables and contract assets

The Group recognizes lifetime ECL for trade receivables and contract assets, using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions. The carrying amount of the trade receivables and contract assets at the end of the reporting period are disclosed in Notes 10 and 11 to the financial statements.

The management has assessed that, no impairment allowance is necessary in respect of trade receivables and contract assets, based on historical experience in the collection and ECL model, other than as disclosed in Notes 10 and 11 respectively. These receivables are mainly arising from customers that have a good credit record with the Group.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

5	Financial instruments, financial risks and capital management

(a)	Categories of financial instruments

The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Financial assets
Financial assets at amortized cost	119,739	102,560
Financial assets at FVTPL—Loan to associate	—	784

Financial liabilities
Financial liabilities at amortized cost	76,345	61,159
Lease liabilities	32,487	25,461

(b)	Financial risk management policies and objectives

The Group’s overall risk management policy seeks to minimize potential adverse effects on financial performance of the Group. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. The risks associated with these financial instruments and the policies to mitigate these risk are set out below.

(i)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables and other receivables.

As at December 31, 2020, approximately 65% of the Group’s trade receivable arose from 4 customers (2019: approximately 81% of the Group’s trade receivable arose from 3 customers). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

Doubtful	Amount is more than 90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL— not credit-impaired

In default	Amount is more than 120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL— credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$’000	S$’000	S$’000
2020
Trade receivables	10	(a)	Lifetime ECL (Simplified approach)	36,919	—	36,919
Contract assets	11	(a)	Lifetime ECL (Simplified approach)	46,842	—	46,842
Other receivables	12	Performing	12-month ECL	12,909	—	12,909

					—

2019
Trade receivables	10	(a)	Lifetime ECL (Simplified approach)	55,278	—	55,278
Contract assets	11	(a)	Lifetime ECL (Simplified approach)	26,523	—	26,523
Other receivables	12	Performing	12-month ECL	8,415	—	8,415

					—

(a)

The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

(ii)	Interest rate risk management

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.

The Group’s primary interest rate relates to interest-bearing bank loans. The interest rate and terms of repayment of bank loans are disclosed in Note 17 of the financial statements.

The sensitivity analysis has been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the reasonably possible change in interest rates.

As at December 31, 2020 it is estimated that a 50 basis point change in interest rates will affect the Group’s profit before tax by S$0.2 million (2019: S$0.2 million).

(iii)	Foreign currency risk management

The Group has operations in different jurisdictions and transacts in various foreign currencies. At the end of reporting periods, the carrying amounts of significant monetary assets and monetary liabilities denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Assets		Liabilities
	2020	2019	2020	2019
	S$’000	S$’000	S$’000	S$’000
United States Dollar	75,104	38,205	18,785	7,820

The sensitivity rate used when reporting foreign currency risk to key management personnel is 5%, which is the change in foreign exchange rate that management deems reasonably possible which will affect outstanding foreign currency denominated monetary items at period end. If the respective Group entities’ functional currencies strengthen/weaken by 5% against the United States Dollar (“USD”), profit or loss will (decrease)/increase by S$2.8 million (2019: S$1.5 million).

The decrease in carrying amount of monetary assets is due to prompt collection of outstanding trade receivables as a result of tightened credit controls and the increase monetary liabilities denominated in USD is due to the expansion of the Group’s business in the regions that transact in USD.

(iv)	Liquidity risk management

Liquidity risk is managed by matching the payment and receipt cycle. The Group maintains sufficient cash and cash equivalents and internally generated cash flows to finance its operations. The Group mitigates liquidity risk by maintaining some standby credit lines available.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Non-derivative financial liabilities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Contractual undiscounted cash flows in the table below includes both interest and principal cash flows.

	Interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Adjustment	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2020
Non-interest bearing	—	36,039	—	—	—	36,039	—	36,039
Variable interest rate instruments	1.6% to 4.7%	23,736	7,463	5,051	—	36,250	(955)	35,295
Fixed interest rate instruments	2.5%	1,043	1,200	3,065	—	5,308	(297)	5,011
Lease liabilities (fixed rate)	1.6% to 8.8%	15,968	14,860	4,278	69	35,175	(2,688)	32,487

December 31, 2019
Non-interest bearing	—	26,738	—	—	—	26,738	—	26,738
Variable interest rate instruments	3.0% to 4.7%	36,419	—	—	—	36,419	(1,998)	34,421
Lease liabilities (fixed rate)	3.0% to 8.8%	12,073	14,578	618	—	27,269	(1,808)	25,461

Non-derivative financial assets

All non-derivative financial assets of the Group as at December 31, 2020 and 2019 are repayable on demand or due within one year from the end of the reporting period, and are non-interest bearing, except for fixed deposits, pledged deposits and other receivables as disclosed in Notes 8, 9 and 12 respectively.

(v)	Fair value of financial assets and financial liabilities

The carrying amounts of financial assets and liabilities on the statement of financial position approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

(c)	Capital risk management policies and objectives

Management reviews the capital structure at least annually to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

6	Remuneration of key management personnel

The remuneration of directors and other members of key management personnel during the years were as follows:

	2020	2019	2018
	S$’000	S$’000	S$’000
Wages, salaries, bonuses and others	7,606	6,318	3,978
Post-employment benefits	287	150	130

	7,893	6,468	4,108

7	Cash and cash equivalents

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Cash on hand	15	15
Cash at bank	48,104	25,160
Fixed deposits	11,688	10,745

	59,807	35,920

Fixed deposits bear interest at an effective interest rate of 3.2% (2019: 2.9%) per annum and for tenure ranging from 7 days to 60 days (2019: 7 days to 60 days).

8	Fixed deposits

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Fixed deposits	7,727	837

Fixed deposits bear interest at an effective interest rate of 3.2% (2019: 2.9%) per annum and for tenure ranging from 90 days to 365 days (2019: 90 days to 365 days).

9	Pledged deposits

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Pledged deposits	2,377	2,110

The Group pledged deposits of S$1.9 million (2019: S$1.9mil) to a financial institution for securing of bank loans (Note 17). The remaining pledged deposits relate to deposits placed to comply with the local regulations of subsidiaries. Pledged deposits approximate fair value as at end of reporting period.

10	Trade receivables

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Outside parties	36,919	55,278

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The credit period on rendering of service to outside parties is 30 to 90 days (2019: 30 to 90 days). No interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 12% to 15% per annum (2019: 12% to 15% per annum) on the outstanding balance.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

The following table details the risk profile of trade receivables from contracts with customers based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2020
Estimated total gross carrying amount at default:
Outside parties	27,552	7,710	1,496	121	40	36,919
Expected credit loss	—	—	—	—	—	—

	27,552	7,710	1,496	121	40	36,919

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2019
Estimated total gross carrying amount at default:
Outside parties	36,313	13,908	4,429	329	299	55,278
Expected credit loss	—	—	—	—	—	—

	36,313	13,908	4,429	329	299	55,278

The following table shows the movement in ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9:

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Balance at beginning of year	—	8
Credit to profit or loss	—	(8)

Balance at end of year	—	—

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

11	Contract assets

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Unbilled receivables	46,842	26,523

Unbilled receivables are balances owed by the customers that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer. Contract assets increased by S$20.3 million (2019: S$7.9 million) due to the expansion of business.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry in which the customers operate in. None of the amounts due from customers at the end of the reporting period is past due and management considered the amount to have low credit risk.

12	Other receivables

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Prepayments	4,500	4,503
Deposits	9,115	5,874
Grant receivable	722	—
Others	3,794	2,541

	18,131	12,918

Analysed as:
Current	12,257	9,210
Non-current	5,874	3,708

	18,131	12,918

Non-current other receivables relate to refundable deposits for office tenancies and utilities that are non-interest bearing and are due for repayment in years 2022 to 2026 (2019: 2021 to 2023). Non-current other receivables approximate fair value as at end of reporting period.

For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that may be specific to the debtors in estimating the probability of default of each of these receivables, as well as the loss upon default in each case. Management has determined that those receivables are subject to immaterial credit loss and adequate loss allowance has been provided.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

Movement in loss allowance for other receivables:

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Balance at beginning of year	—	10
Credit to profit or loss	—	(10)

Balance at end of year	—	—

13	Plant and equipment

	Leasehold improvements	Furniture and fittings	Office equipment and software	Equipment-in-progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
Cost:
At January 1, 2019	16,755	4,369	21,006	2,140	44,270
Additions	9,377	1,329	5,058	13,240	29,004
Reclassification	6,976	2,122	3,509	(12,607)	—
Disposals	(216)	—	(83)	—	(299)
Written off	(635)	(92)	(146)	—	(873)
Currency alignment	356	132	354	61	903

At December 31, 2019	32,613	7,860	29,698	2,834	73,005
Additions	3,228	659	3,643	10,701	18,231
Reclassification	2,423	184	4,839	(7,446)	—
Disposals	—	—	(28)	—	(28)
Written off	—	—	(279)	—	(279)
Currency alignment	449	95	313	23	880

At December 31, 2020	38,713	8,798	38,186	6,112	91,809

Accumulated depreciation:
At January 1, 2019	6,555	1,417	11,387	—	19,359
Depreciation for the year	7,548	1,108	5,101	—	13,757
Disposals	(216)	—	(83)	—	(299)
Written off	(635)	(92)	(146)	—	(873)
Currency alignment	99	32	200	—	331

At December 31, 2019	13,351	2,465	16,459	—	32,275
Depreciation for the year	10,372	1,530	7,145	—	19,047
Disposals	—	—	(28)	—	(28)
Written off	—	—	(274)	—	(274)
Currency alignment	118	10	80	—	208

At December 31, 2020	23,841	4,005	23,382	—	51,228

Carrying amount:
At December 31, 2019	19,262	5,395	13,239	2,834	40,730

At December 31, 2020	14,872	4,793	14,804	6,112	40,581

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

At December 31, 2020, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$6.9 million (2019: S$0.7 million).

14	Right-of-use assets

Office space
S$’000
Cost:
At January 1, 2019	28,082
Additions	14,917
Expired and early termination	(4,688)
Currency alignment	454

At December 31, 2019	38,765
Additions	22,837
Expired and early termination	(8,707)
Currency alignment	391

At December 31, 2020	53,286

Accumulated depreciation:
At January 1, 2019	9,496
Depreciation for the year	10,842
Expired and early termination	(4,554)
Currency alignment	141

At December 31, 2019	15,925
Depreciation for the year	14,018
Expired and early termination	(6,008)
Currency alignment	130

At December 31, 2020	24,065

Carrying amount:
At December 31, 2019	22,840

At December 31, 2020	29,221

Amount recognized in profit and loss

	2020	2019	2018
	S$’000	S$’000	S$’000
Depreciation expense on right-of-use assets	14,018	10,842	6,386
Interest expense on lease liabilities (Note 25)	1,559	1,383	725
Expenses relating to lease of low value assets	2,027	1,344	718

The Group leases office space with lease term ranging from 1 to 5 years. At December 31, 2020, the total cash outflow for leases amount to S$14.7 million (2019: S$11.6 million).

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

15	Loan to an associate

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Debt instrument at FVTPL	—	784

Loan to associate represented a debt instrument issued by an associate and individual shareholders of the associate, held by TDCXH. The debt instrument is repayable at the demand of TDCXH during the term of 3 years from December 21, 2020 and bears an interest of 3% above HSBC Best Lending Rate. At any time during the period that the principal and any interest thereon are outstanding, TDCXH had the option to convert the debt into equity representing a majority interest in this associate. Subsequent to the conversion, the individual shareholders reserved a right to buy back such majority interest within 4 months from the date of such conversion. Loan to an associate was measured at FVTPL. The loan was repaid in 2020.

16	Other payables

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Outside parties	35,875	26,617
Contract liabilities	—	188
Deferred grant income	1,161	—
Others	164	121

	37,200	26,926

The average credit period on payables is 30 days (2019: 30 days). Interest is charged ranging from 0% to 15% per annum (2019: 0% to 15%) on the outstanding balance.

17	Bank loans

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Secured—at amortized cost:
Bank loans	40,306	34,421

Analysed between:
Current portion
Within 1 year	24,170	34,421

Non-current portion
Within 2 to 5 years	16,136	—

	40,306	34,421

Interest payable (included in bank loans)	308	308

On September 18, 2018, TDCX SG entered into a financing facility with a financial institution lender and drew down a loan with principal amount of S$30.4 million. The facility bears an interest rate of 3% over

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The bank loan is denominated in Singapore Dollars with 20 equal quarterly repayments commencing on January 17, 2019 and matures on October 17, 2023. During the year ended December 31, 2020, the TDCX SG has made repayments of S$6.0 million (2019: S$6.0 million).

On April 29, 2019, TDCX SG entered into a revised credit facility with the financial institution lender to provide for borrowings in an aggregate amount of S$56.5 million and includes a S$7.6 million interest rate derivatives facility, a S$20.0 million advance facility, a S$27.4 million refinancing facility and a S$1.5 million banker’s guarantee. This credit facility was amended on October 16, 2019, to, among other things, provide for a S$5.0 million foreign exchange facility and reduce the S$7.6 million interest rate derivatives facility to S$3.5 million.

On October 16, 2019 and March 18, 2020, TDCX SG drew down loans of S$10.0 million and S$7.0 million respectively from the advance facility. The facility bears an interest rate of 1.25% per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The loan is repayable on demand.

On April 30, 2020, TDCX SG entered into a temporary bridging loan agreement with the same financial institution lender and subsequently on July 30, 2020, TDCX SG drew down a principal amount of S$5.0 million. The facility bears an interest rate of 2.5% per annum. The bank loan is denominated in Singapore Dollar with 53 equal monthly repayments commencing on March 1, 2021 and matures on August 1, 2025. No repayment has been made during the year ended December 31, 2020. Bank loans approximate fair value as at end of reporting period.

The bank loans are secured by:

(a)	Personal guarantee from a director;

(b)	Guarantee from TDCXH ;

(c)	Charge over a subsidiary’s pledged bank deposits;

(d)	Charge over shares of TDCX SG and a subsidiary in Malaysia;

(e)	Deed of subordination; and

(f)	Fixed and floating charge over all present and future assets by way of debenture.

The bank loans contain covenants which requires TDCXH and TDCX SG to maintain the following:

(a)	TDCX SG’s tangible net worth of not less than S$16 million;

(b)	A ratio of TDCX SG’s total indebtedness to tangible net worth of not more than 1.5 times;

(c)	TDCXH’s consolidated tangible net worth of not less than S$42 million;

(d)	A ratio of TDCXH’s consolidated total indebtedness to consolidated tangible net worth of not more than 1.5 times;

(e)	TDCXH’s consolidated debt service coverage ratio of not less than 3 times.; and

(f)	TDCX SG shall not declare dividends in excess of 50% of its net profit after tax through the tenure facilities.

In 2019, TDCX SG distributed dividends in excess of 50% of its net profit after tax, which caused a breach of the covenants for the bank loan facility. The Group has obtained a written waiver of this breach from the bank subsequent to the end of the financial year. As a result of the breach and subsequent receipt

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

of the waiver obtained on March 2, 2020, TDCX SG did not have an unconditional right to defer the settlement as of December 31, 2019 and accordingly, has classified its total bank loan amounting to S$34.4 million to current liability in the consolidated balance sheet as of December 31, 2019.

On September 2, 2020, TDCX SG obtained a loan covenant waiver from the bank to waive the restriction to distribute dividends in excess of 50% of its net profit after tax, allowing TDCX SG to declare and pay dividends of up to 100% of its 2020 annual consolidated net profit after tax. The Group was in compliance with its financial covenants for the year ended December 31, 2020.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s statement of cash flows as cash flows from financing activities.

	Amount due to a director	Bank loans	Lease liabilities (Note 18)
	S$’000	S$’000	S$’000
At January 1, 2019	10,469	30,547	20,129
Financing cash flow	(10,474)	2,409	(11,590)
Bank facility fee expense	—	55	—
Non-cash changes:
- Accrued interest	—	1,410	1,383
- Additions to lease liabilities	—	—	15,339
- Early termination of lease	—	—	(155)
- Currency alignment	5	—	355

At December 31, 2019	—	34,421	25,461
Financing cash flow	—	4,496	(14,225)
Bank facility fee expense	—	54	—
Non-cash changes:
- Accrued interest	—	1,335	1,559
- Additions to lease liabilities	—	—	22,837
- Early termination of lease	—	—	(2,870)
- Rent concession	—	—	(521)
- Currency alignment	—	—	246

At December 31, 2020	—	40,306	32,487

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

18	Lease liabilities

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	14,664	10,963
Amounts due for settlement after 12 months and not later than 5 years	17,823	14,498

	32,487	25,461

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function. Lease liabilities approximate fair value as at end of reporting period.

As discussed in Note 2, the Group has derecognized S$0.5 million of the lease liability that has been extinguished by the forgiveness of lease payments on leased office space.

19	Provision for reinstatement cost

	December 31, 2020	December 31, 2019
	S$’000	S$’000
At beginning of year	4,955	1,817
Additions	899	3,064
Accretion, recognized in finance cost	140	100
Payment for reinstatement	—	(66)
Currency alignment	75	40

At end of year	6,069	4,955

Analysed as:
Current	452	—
Non-current	5,617	4,955

	6,069	4,955

The provision is made based on management’s best estimate for the reinstatement cost for its leasehold improvements, taking into account recent quotes received from contractors and is carry at its approximate fair value as at end of reporting period. The provision is recognized as an addition to leasehold improvements (Note 13) and is depreciated over its estimated useful lives.

20	Defined benefit obligation

A subsidiary in the Philippines is a participant in an unfunded, non-contributory defined benefit multi-employer retirement plan. The subsidiary provides for a defined benefit plan for all qualifying employees. The normal retirement shall accrue to the employee upon reaching retirement age of 60 with at least 5 years of credited service. All employee may retire early with the consent of the subsidiary upon reaching the age of 50 and has completed at least 10 years of credited service.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

A subsidiary in Thailand has obligations in respect of the severance payments they must make to employees upon retirement under labour law. The subsidiary treats these severance payment obligations as a defined benefit plan.

21	Deferred tax assets/liabilities

	December 31, 2020	December 31, 2019
	S$’000	S$’000
Deferred tax assets	1,580	1,197
Deferred tax liabilities	(129)	(236)

	1,451	961

Following are the major deferred tax liabilities and assets recognized by the Group:

	Provisions	Accelerated tax depreciation	Others	Total
	S$’000	S$’000	S$’000	S$’000
At January 1, 2019	579	(620)	5	(36)
Credit to profit or loss (Note 27)	124	501	379	1,004
Overprovision in prior years (Note 27)	(101)	71	—	(30)
Currency alignment	—	23	—	23

At December 31, 2019	602	(25)	384	961
Credit to profit or loss (Note 27)	538	70	(51)	557
Overprovision in prior years (Note 27)	(67)	—	—	(67)
Currency alignment	5	(11)	6	—

At December 31, 2020	1,078	34	339	1,451

22	Share capital

The issued share capital of the Company is US$1 consisting of 123,500,000 ordinary share of US$0.0001 par value. The share is fully paid, carries one vote per share and a right to dividends as and when declared by the Company.

23	Non-controlling interests

On September 19, 2018, TDCXH acquired 40% paid-up share capital in TDCX SG from the non-controlling interest shareholder, which comprised an aggregate of 0.8 million ordinary shares for a total consideration of S$38 million. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCX SG recorded in other reserve (Note 30).

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

24	Revenue

	2020	2019	2018
	S$’000	S$’000	S$’000
Over time
Omnichannel CX solutions	283,427	217,349	120,238
Sales and digital marketing	66,235	46,839	43,124
Content monitoring and moderation	80,170	61,526	14,361
Workspace and payroll services	4,409	4,007	2,520

	434,241	329,721	180,243

At a point in time
Other services	482	544	990

	434,723	330,265	181,233

25	Profit for the year

Profit for the year has been arrived at after charging (crediting):

	2020	2019	2018
	S$’000	S$’000	S$’000
Defined contribution plan	8,828	6,759	4,932
Wages, salaries, bonus and other benefits	246,724	180,707	103,599
Gain on disposal of a subsidiary	731	—	—
Share of profit from an associate	196	—	—
Finance costs:
Interest on bank loans	1,344	1,410	403
Interest expense on lease liabilities	1,559	1,383	725
Accretion on provision for reinstatement cost	141	100	—
Others	14	—	—
Professional fees	6,135	1,661	773
Forfeiture of office lease deposit	1,094	—	—
Gain on early termination of right-of-use assets	(171)	(21)	—
Utilities expense (included in other operating expenses)	1,953	2,080	988
Foreign exchange loss—net (included in other operating expenses)	1,753	2,118	9

26	Other operating income

	2020	2019	2018
	S$’000	S$’000	S$’000
Government grant and credit scheme subsidies	6,311	543	400
Rent concessions	521	—	—
Interest income from an associate	55	—	—
Others	627	174	146

	7,514	717	546

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

In 2020, the Group received wage support for local employees under the Jobs Support Scheme (“JSS”) amounting to S$6.3 million from the Singapore Government as part of the Government’s measures to support businesses during the period of economic uncertainty impacted by COVID-19. Grant income is recognized in profit or loss on a systematic basis over the period of uncertainty in which the related salary costs for which the grant is intended to compensate is recognised as expenses.

27	Income tax expenses

	2020	2019	2018
	S$’000	S$’000	S$’000
Income tax:
Current year	19,488	7,986	3,504
(Over) Under provision of prior years	(69)	181	(54)

	19,419	8,167	3,450
Deferred tax:
Current year (Note 21)	(557)	(1,004)	(43)
Under provision of prior years (Note 21)	67	30	29

	(490)	(974)	(14)
Foreign withholding tax	2,374	331	84

	21,303	7,524	3,520

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of 17% (2019: 17%, 2018: 17%) to profit before income tax as a result of the following differences:

	2020	2019	2018
	S$’000	S$’000	S$’000
Profit before income tax	107,397	81,060	41,608

Tax at the domestic income tax rate	18,258	13,780	7,073
Tax effect of expenses that are not deductible in determining taxable profit	2,099	834	23
(Over) Under provision in prior years	(2)	211	(25)
Tax exempt income (Note A)	(2,274)	(7,004)	(3,004)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(45)	(987)	(1,140)
Deferred tax asset not recognized	1,263	1,100	453
Previously unrecognized and unused tax losses now recognized as deferred tax assets	—	(403)	—
Utilization of tax losses previously not recognized as deferred tax asset	(364)	(279)	—
Foreign withholding tax	2,374	331	84
Others	(6)	(59)	56

Tax expense for the year	21,303	7,524	3,520

Note A:

Tax exempt income represent income of subsidiaries located in Singapore, Malaysia and Philippines that benefit from tax holiday. Refer to below for additional information on those subsidiaries tax holidays.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

The Group entities have unutilized tax losses carry forward available for offsetting against future taxable income as follows:

	2020	2019	2018
	S$’000	S$’000	S$’000
Tax losses carry forward
Amount at beginning of year	7,004	4,431	4,039
Utilized during the year	(2,142)	(1,131)	(78)
Recognized as deferred tax	—	(1,612)	—
Arising during the year	6,095	5,316	470

Amount at end of year	10,957	7,004	4,431

Deferred tax asset on above unrecorded	2,363	1,100	523

No deferred tax asset has been recognized in respect of the tax losses carried forward from certain subsidiaries due to the uncertainty of future profit streams. The realization of the future income tax benefits from tax losses carried forwards is available for an unlimited future period subject to the compliance with conditions imposed by law and the relevant tax authorities.

A subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitles the subsidiary to enjoy customized tax incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. The scheme was extended and customized for 5 years in 2015, and has expired on January 18, 2020. The subsidiary is currently in the process of obtaining the extension from Ministry of Finance and Ministry of International Trade and Industry Malaysia. The subsidiary has recognized income tax expense.

A subsidiary in Philippines was registered as a PEZA Ecozone Information Technology (Export) Enterprise granted by the Philippine Economic Zone Authority (“PEZA”) which avails the subsidiary to the Income Tax Holiday (“ITH”) for a period of 4 years from the commencement of operations at the initial operational site in 2015. The ITH period can be further extend up to 2 years with application to PEZA when stipulated conditions are met. On April 2020, the subsidiary was granted an extension of ITH to March 2020. The extension of the ITH expired in March 2020 and the subsidiary has submitted an application for extension of the ITH. Despite the income tax holiday having expired in March 2020 for one of the approved sites the subsidiary continued to claim the tax benefits as management has assessed that it is more likely than not that an extension will be granted. If the subsidiary does not receive the extension, the Group would have incurred additional income tax expenses of S$0.4 million for the year ended December 31, 2020.

Had the Group not enjoyed income tax holidays for the years ended December 31, 2018, 2019 and 2020, the increase in income tax expenses and resulting basic and diluted earnings per share amounts would have been as follows:

	2020	2019	2018
	S$’000	S$’000	S$’000
Increase in income tax expenses	2,083	8,017	3,950

	2020	2019	2018
	S$’000	S$’000	S$’000
Basic and diluted earnings per share	0.68	0.53	0.25

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

28	Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	2020	2019	2018
	S$’000	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to owners of the Group)	86,093	73,535	35,271

	2020	2019	2018
Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share (Note 34)	123,500,000	123,500,000	123,500,000

	2020	2019	2018
	S$	S$	S$
Basic and diluted earnings per share	0.70	0.60	0.31

29	Dividends

Tax-exempt dividends of S$73.5 million per ordinary share totaling S$73.5 million (2019: S$17 million, 2018: S$3 million) in respect of the year ended December 31, 2020 (2019: December 31, 2019,2018: December 31, 2018 were paid.

30	Reserves

Reserves comprise of:

(a)	Translation reserves

Exchange differences relating to the translation of the net assets of the Group’s foreign operations, which relate to subsidiaries only, from their functional currency into the Group’s presentation currency, being Singapore Dollars, are recognized directly in the translation reserves.

(b)	Legal reserves

Legal reserve arose from:

•

a subsidiary in Thailand whereby, according to the Civil and Commercial Code of Thailand, an entity must appropriate at least one-twentieth of the profit arising from the business of the entity to a legal reserve at each distribution of dividend, until the legal reserve reaches one-tenth of the capital of the entity. Such legal reserve is not available for distribution as dividend until the entity is finally wound up.

•

subsidiaries in People’s Republic of China (“PRC”) whereby, accordingly to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make annual appropriations of not less than 10% of after-tax profit from after-tax profit to non-distributable statutory reserve. These reserve funds can only be used for specific purposes and are not distributable as cash dividends.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

(c)	Other reserves

On September 19, 2018, TDCXH acquired 40% paid-up share capital in TDCX SG from the non-controlling interest holder, which comprised an aggregate of 0.8 million ordinary shares for a total consideration of S$38 million. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCX SG recorded in other reserve.

On December 22, 2020, the Founder transferred his 100% equity interest in TDCXH to TDCX KY for a consideration of S$2. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCXH recorded in other reserve.

On March 23, 2021, the Founder transferred his 100% equity interest in TDCX KY to TDCX. The transaction has been treated as an equity transaction under common control. Refer to Note 1 for further details.

31	Restricted net assets

Some of TDCX’s consolidated subsidiaries have certain restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to the following legal restrictions and financing arrangements:

(1)	PRC legal restrictions permit payments of dividends by TDCX’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations.

(2)	Other legal restrictions for the subsidiaries in PRC and Thailand for the distribution of dividend. Refer to Note 30(b) for further details.

(3)	Refer to Note 17 for the bank loan covenants for the restrictions.

The balance of restricted net assets TDCX’s consolidated subsidiaries held was S$72.4 million as at December 31, 2020.

32	Segmental reporting

Information reported to the Group’s chief operating decision maker (“CODM”), who are directors of the Group, in order to allocate resources and assess its performance, and for which discrete financial information is available, is based on each business unit’s performance located in each country where a set of similar services are offered. Country directors (i.e. segment managers) are responsible for performance of the respective country’s business units and are directly accountable to the Group’s CODM.

Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8 Operating segments, the Group has determined that it operates as a single reportable segment. The information below includes information about the Group’s products and services, geographical areas, and major customers.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

	2020	2020	2019	2018
	US$’000	S$’000	S$’000	S$’000
Revenue
Omnichannel CX solutions	210,820	283,427	217,349	120,238
Sales and digital marketing	49,267	66,235	46,839	43,124
Content monitoring and moderation	59,633	80,170	61,526	14,361
Workspace, payroll and other services	3,638	4,891	4,551	3,510

	323,358	434,723	330,265	181,233

Analysis of revenue and carrying amount of non-current asset by geography

The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with.

	Revenue				Non-current assets
	2020	2020	2019	2018	December 31, 2020	December 31, 2019
	US$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Singapore	90,049	121,062	96,175	64,257	5,427	10,916
Philippines	81,276	109,268	84,169	49,946	29,621	25,800
Malaysia	84,035	112,976	82,795	48,420	11,246	10,599
Thailand	40,304	54,185	41,445	12,961	11,317	11,884
China	8,554	11,500	16,099	3,927	2,606	3,410
Japan	16,929	22,759	9,008	1,722	836	1,205
Spain	2,211	2,973	574	—	2,449	186
India	—	—	—	—	3,745	—
Colombia	—	—	—	—	3,224	—

	323,358	434,723	330,265	181,233	70,471	64,000

Information about major customers

During the year, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	2020	2019	2018
	S$’000	S$’000	S$’000
Customer
A	160,625	100,988	58,111
B	102,003	116,550	36,188
C	54,585	40,832	24,890
D	*	*	24,690

	317,213	258,370	143,879

*	Represents less than 10% of the Group’s revenue in 2020 and 2019.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

33	Commitments

Lease commitments for leases of low-value assets are as follows:

	2020	2019	2018
	S$’000	S$’000	S$’000
Payable within one year	11,233	3,336	869
Payable in the second to fifth year inclusive	3,775	3,766	1,134

	15,008	7,102	2,003

34	Events after the reporting period

(1)

On March 23, 2021, TDCX acquired 100% of TDCX KY from the Founder as disclosed in Note 1. As part of this transaction, TDCX entered into a term loan credit facility agreement with a third party financial institution on March 16, 2021. The credit facility provides for borrowings in an aggregate amount of US$188 million. Contemporaneous with TDCX’s acquisition of the Founder’s shareholder interests in TDCX KY, TDCX drew upon the credit facility on March 23, 2021 and subsequently distributed all US$188 million of the proceeds to the Founder (the “2021 Loan”). The 2021 Loan carries interest rate of 3.15% above 3-month London interbank offered rate (“LIBOR”) for the first 18 months and 3.45% above 3-month LIBOR subsequently. The 2021 Loan is scheduled to be repaid on March 23, 2023, with an option to extend for 12 months. If the repayment term is extended for an additional 12 months, the loan shall be repaid in three instalments with the first instalment (being 25% of the outstanding principal) due 24 months after the drawdown of the loan, the second instalment (being a further 25% of the outstanding principal) due 30 months after the drawdown of the loan and the final instalment (the remaining outstanding balance) due 36 months after the drawdown of the loan. The 2021 Loan is guaranteed by TDCXH and TDCX KY and secured by a mortgage of the Founder’s shares in TDCX. Additionally, the Founder is required to maintain an amount equal to 80% of the amount outstanding under the 2021 Loan deposited in a collaterized bank account with the third party financial institution.

The acquisition of TDCX KY by TDCX was accounted for in a manner similar to a pooling of interests as disclosed in Note 1.

The 2021 Loan and related payment to the Founder are considered non-adjusting events after the reporting period and do not impact the Group’s consolidated financial statements as of and for the year ended December 31, 2020.

(2)	On May 21, 2021, TDCX completed the following transactions which resulted in the increase in number of issued ordinary shares from one ordinary share to 123,500,000 ordinary shares:

(i)	A share split pursuant to which the one ordinary share was sub-divided into 10,000 ordinary shares; and

(ii)	An issuance of additional 123,490,000 ordinary shares for a nominal consideration of US$12,349. Such issuance was accounted for as a share split.

All references in the accompanying financial statements and related notes to the number of ordinary shares and per share data have been revised on a retroactive basis for all periods presented to reflect the effect of the above transactions.

TDCX Inc. and its Subsidiaries (formerly known as TDCX Capital Pte Ltd)

Notes to Consolidated Financial Statements

35	Restatement

Subsequent to the issuance of the Group’s 2018 and 2019 financial statements, the Group determined that it had misclassified its cash outflow of S$38 million paid to acquire 40% paid-up capital in TDCX SG from non-controlling interests holder as investing activities in the consolidated statement of cash flows for the year ended December 31, 2018. As a result, the Group’s previously issued consolidated statement of cash flows for the year ended December 31, 2018 has been restated from the amounts previously reported to reflect the cash consideration paid to acquire non-controlling interests as cash flow from financing activities.

The effect of the restatement is as follows:

	As
	previously		As
	reported	Adjustment	restated
	S$’000	S$’000	S$’000
Statement of cash flows for the year ended December 31, 2018
Cash used in investing activities	(58,863)	38,000	(20,863)
Net cash from (used in) financing activities	27,320	(38,000)	(10,680)

Additional Information Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Financial Position

	December 31, 2020	December 31, 2020	December 31, 2019
	US$’000	S$’000	S$’000
Assets
Non-current assets
Investment in subsidiaries	83,701	112,528	99,444

Total assets	83,701	112,528	99,444

Equity
Share capital	*	*	*
Reserve	(14,760)	(19,843)	(20,650)
Retained earnings	98,461	132,371	120,094

Total equity	83,701	112,528	99,444

*	Amount is less than S$1,000

Additional Information Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statement of Profit or Loss and Other Comprehensive Income

	2020	2020	2019	2018
	US$’000	S$’000	S$’000	S$’000
	(Note 4)
Share of profit from its subsidiaries	63,904	85,912	73,421	35,319

Profit before tax	63,904	85,912	73,421	35,319
Income tax expense	—	—	—	—

Profit for the year, representing total comprehensive income for the year	63,904	85,912	73,421	35,319

Additional Information Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statement of Cash Flows

	2020	2020	2019	2018
	US$’000	S$’000	S$’000	S$’000
(Note 4)
Operating activities
Profit before income tax	63,904	85,912	73,421	35,319
Adjustment to reconcile net profit to net cash generated from operating activities
Investment in subsidiaries	(63,904)	(85,912)	(73,421)	(35,319)

Net cash used in operating activities	—	—	—	—

Investing activity
Net cash used in investing activity	—	—	—	—

Financing activity
Net cash used in financing activity	—	—	—	—

Net increase in cash and cash equivalent	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	—	—	—	—

Additional Information Financial Statement Schedule I

Condensed Financial Information of Parent Company

Notes of the Condensed Financial Statements

1.	Organisation and principal activities

In anticipation of an initial listing in the United States, the Company was incorporated under the laws of the Cayman Islands on April 16, 2020 as the holding company for acquiring the shares of TDCX KY. The Company has no operations.

2.	Basis for preparation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements.

3.	Investments in subsidiaries

The Company and its subsidiaries were included in the consolidated financial statements where the inter-company transactions and balances were eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries were reported using the equity method of accounting. The Company’s share of income from its subsidiaries were reported as equity in earnings of subsidiaries in the accompanying parent Company financial statements.

4.	Convenience translation

The condensed financial information of the Company are presented in Singapore Dollar. The translations of Singapore Dollar amounts into USD for the financial statements for the year ended December 31, 2020 are included solely for the convenience of readers outside Singapore and have been made at the rate of S$1.3444 to US$1, the approximate rate of exchange at June 30, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

5.	Share capital

The issued share capital of the Company is US$1 consisting of 123,500,000 ordinary share. The share is fully paid, carries one vote per share and a right to dividends as and when declared by the Company.

6.	Events after the reporting period

(1)

The Company entered into a term loan credit facility agreement with a third party financial institution on March 16, 2021. The credit facility provides for borrowings in an aggregate amount of US$188 million. Contemporaneous with the Company’s acquisition of the Founder’s shareholder interests in TDCX KY, the Company drew upon the credit facility on March 23, 2021 and subsequently distributed all US$188 million of the proceeds to the Founder (the “2021 Loan”). The 2021 Loan carries interest rate of 3.15% above 3-month London interbank offered rate (“LIBOR”) for the first 18 months and 3.45% above 3-month LIBOR subsequently. The 2021 Loan is scheduled to be repaid on March 23, 2023, with an option to extend for 12 months. If the repayment term is extended for an additional 12 months, the loan shall be repaid in three instalments with the first instalment (being 25% of the outstanding principal) due 24 months after the drawdown of the loan, the second instalment (being a further 25% of the outstanding principal) due 30 months after the drawdown of the loan and the final instalment (the remaining outstanding balance) due 36 months after the drawdown of the loan. The 2021 Loan is guaranteed by TDCXH and TDCX KY and secured by a mortgage of the Founder’s shares in TDCX. Additionally, the

Additional Information Financial Statement Schedule I

Condensed Financial Information of Parent Company

Notes of the Condensed Financial Statements

Founder is required to maintain an amount equal to 80% of the amount outstanding under the 2021 Loan deposited in a collaterized bank account with the third party financial institution.

The 2021 Loan and related payment to the Founder are considered non-adjusting events after the reporting period and do not impact the Company’s financial statements as of and for the year ended December 31, 2020.

(2)	On May 21, 2021, TDCX completed the following transactions which resulted in the increase in number of issued ordinary shares from one ordinary share to 123,500,000 ordinary shares:

(i)	A share split pursuant to which the one ordinary share was sub-divided into 10,000 ordinary shares; and

(ii)	An issuance of additional 123,490,000 ordinary shares for a nominal consideration of US$12,349. Such issuance was accounted for as a share split.

All references in the accompanying financial statements and related notes to the number of ordinary shares and per share data have been revised on a retroactive basis for all periods presented to reflect the effect of the above transactions.

TDCX Inc. and its Subsidiaries

(Registration No. 362018)

Unaudited Condensed Interim Consolidated Financial Statements

As of June 30, 2021 and for the Six Months Ended June 30, 2021 and 2020

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Financial Statements

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Statements of Financial Position as at June 30, 2021 and December 31, 2020

	Note	June 30, 2021	June 30, 2021	December 31, 2020
		US$’000	S$’000	S$’000
		(Note 2)
ASSETS
Current assets
Cash and cash equivalents		60,370	81,162	59,807
Fixed deposits		5,655	7,602	7,727
Trade receivables	3	34,816	46,806	36,919
Contract assets		37,858	50,897	46,842
Other receivables		8,985	12,080	12,257

Total current assets		147,684	198,547	163,552

Non-current assets
Pledged deposits		1,766	2,374	2,377
Other receivables		3,389	4,558	5,874
Plant and equipment	4	35,344	47,516	40,581
Right-of-use assets		21,024	28,265	29,221
Deferred tax assets		1,810	2,433	1,580
Investment in an associate		193	260	229

Total non-current assets		63,526	85,406	79,862

Total assets		211,210	283,953	243,414

LIABILITIES AND (CAPITAL DEFICIENCY) NET EQUITY
Current liabilities
Other payables	5	28,111	37,794	37,200
Bank loans	6	18,703	25,144	24,170
Lease liabilities	7	10,512	14,132	14,664
Provision for reinstatement cost		2,767	3,720	452
Income tax payable		9,209	12,381	13,257

Total current liabilities		69,302	93,171	89,743

Non-current liabilities
Bank loans	6	196,303	263,910	16,136
Lease liabilities	7	12,822	17,238	17,823
Provision for reinstatement cost		3,374	4,536	5,617
Defined benefit obligation		1,282	1,723	1,435
Deferred tax liabilities		105	141	129

Total non-current liabilities		213,886	287,548	41,140

Capital, reserves and non-controlling interests
Share capital	8	12	16	*
Reserves	14	(203,616)	(273,741)	(19,843)
Retained earnings		131,756	177,133	132,371

(Deficit) Equity attributable to owners of the Group		(71,848)	(96,592)	112,528
Non-controlling interests		(130)	(174)	3

(Capital deficiency) Net equity		(71,978)	(96,766)	112,531

Total liabilities and (capital deficiency) net equity		211,210	283,953	243,414

*	Amount is less than S$1,000

See accompanying notes to the unaudited condensed interim consolidated financial statements.

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Six Months Ended June 30, 2021 and June 30, 2020

	Note	June 30, 2021	June 30, 2021	June 30, 2020
		US$’000	S$’000	S$’000
		(Note 2)
Revenue	9	187,174	251,637	209,280
Employee benefits expense		(115,610)	(155,426)	(126,167)
Depreciation expense		(14,757)	(19,839)	(15,633)
Rental and maintenance expense		(4,223)	(5,677)	(5,856)
Recruitment expense		(3,358)	(4,515)	(3,942)
Transport and traveling expense		(396)	(533)	(670)
Telecommunication and technology expense		(2,916)	(3,920)	(3,013)
Interest expense		(2,787)	(3,747)	(1,496)
Other operating expense		(4,569)	(6,144)	(9,052)
Gain on disposal of a subsidiary		—	—	731
Share of profit from an associate		32	43	—
Interest income		129	174	245
Other operating income	11	2,041	2,744	3,866

Profit before income tax		40,760	54,797	48,293
Income tax expenses	12	(7,464)	(10,034)	(9,769)

Profit for the period	10	33,296	44,763	38,524
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign Operations		(858)	(1,153)	1,344

Total comprehensive income for the period		32,438	43,610	39,868

Profit attributable to:
- Owners of the Group		33,296	44,763	38,524
- Non-controlling interests		—	—	—

		33,296	44,763	38,524

Total comprehensive income attributable to:
- Owners of the Group		32,438	43,610	39,868
- Non-controlling interests		—	—	—

		32,438	43,610	39,868

Basic and diluted earnings per share (in US$ or S$)	13	0.27	0.36	0.31

Weighted average number of ordinary shares used in computing basic and diluted earnings per share		123,500,000	123,500,000	123,500,000

See accompanying notes to the unaudited condensed interim consolidated financial statements.

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2021 and June 30, 2020

	Share capital	Foreign exchange translation reserve	Reserves (Note 14)	Retained earnings	Equity attributable to owners of the of the Group	Non- controlling interests	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2020	*	(2,024)	(18,626)	120,094	99,444	2	99,446
Total comprehensive income for the period:
Profit for the period	—	—	—	38,524	38,524	—	38,524
Other comprehensive income	—	1,344	—	—	1,344	—	1,344

Total	—	1,344	—	38,524	39,868	—	39,868

Balance at June 30, 2020	*	(680)	(18,626)	158,618	139,312	2	139,314

	Share capital	Foreign exchange translation reserve	Reserves (Note 14)	Retained earnings	Equity (Capital deficiency) attributable to owners of the of the Group	Non- controlling interests	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2021	*	(1,307)	(18,536)	132,371	112,528	3	112,531
Total comprehensive income for the period:
Issuance of share capital	16	—	—	—	16	—	16
Transfer to legal reserve	—	—	1	(1)	—	—	—
Profit for the period	—	—	—	44,763	44,763	—	44,763
Other comprehensive income	—	(1,153)	—	—	(1,153)	—	(1,153)

Total	16	(1,153)	1	44,762	43,626	—	43,626

Transaction with owners recognized directly in equity:
Distribution to Founder	—	(714)	(252,032)	—	(252,746)	—	(252,746)
Dividend paid to non-controlling interest	—	—	—	—	—	(177)	(177)

Total	—	(714)	(252,032)	—	(252,746)	(177)	(252,923)

Balance at June 30, 2021	16	(3,174)	(270,567)	177,133	(96,592)	(174)	(96,766)

*	Amount is less than S$1,000

See accompanying notes to the unaudited condensed interim consolidated financial statements.

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and June 30, 2020

	June 30, 2021	June 30, 2021	June 30, 2020
	US$’000	S$’000	S$’000
	(Note 2)
Operating activities
Profit before income tax	40,760	54,797	48,293
Adjustments for:
Depreciation expense	14,757	19,839	15,633
Bank transaction fees	183	246	27
Interest income	(129)	(174)	(245)
Interest expense	2,787	3,747	1,496
Remeasurement of retirement benefit obligation	233	313	234
Gain on early termination of right-of-use assets	(63)	(85)	(144)
Gain on disposal of a subsidiary	—	—	(731)
Loss on disposal of plant and equipment	10	13	—
Share of profit from an associate	(32)	(43)	—

Operating cash flows before movements in working capital	58,506	78,653	64,563

Trade receivables	(7,583)	(10,194)	25,198
Contract assets	(3,560)	(4,786)	(5,215)
Other receivables and prepaid expenses	870	1,170	(1,531)
Other payables	134	181	1,202

Cash generated from operations	48,367	65,024	84,217

Interest received	129	174	212
Income tax paid	(8,701)	(11,697)	(498)
Income tax refunded	3	4	13

Net cash from operating activities	39,798	53,505	83,944

Investing activities
Purchase of plant and equipment (Note A)	(11,941)	(16,054)	(7,235)
Increase of pledged deposits	(9)	(12)	—
Proceeds from disposal of plant and equipment	34	47	—
Dividend received from associate	10	13	—
Disposal of a subsidiary	—	—	(9)
Repayment from an associate	—	—	16

Net cash used in investing activities	(11,906)	(16,006)	(7,228)

TDCX Inc. and its Subsidiaries

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and June 30, 2020

	June 30, 2021	June 30, 2021	June 30, 2020
	US$’000	S$’000	S$’000
	(Note 2)
Financing activities
Dividends paid to non-controlling interest	(131)	(177)	—
Drawdown of bank loan	187,929	252,651	8,790
Distribution to founder	(187,469)	(252,032)	—
Repayment of lease liabilities	(7,375)	(9,915)	(6,959)
Interest paid	(1,988)	(2,673)	(753)
Repayment of bank loan	(2,537)	(3,410)	(3,040)
Issue share capital	12	16	—

Net cash used in financing activities	(11,559)	(15,540)	(1,962)

Net increase in cash and cash equivalents	16,333	21,959	74,754
Effect of foreign exchange rate changes on cash held in foreign currencies	(449)	(604)	736
Cash and cash equivalents at beginning of period	44,486	59,807	35,920

Cash and cash equivalents at end of period	60,370	81,162	111,410

Note A:

During the 6 months ended June 30, 2021, the additions to plant and equipment totaling S$18.3 million (June 30, 2020: S$7.2 million) comprises paid purchases totaling S$16.1 million (June 30, 2020: S$7.2 million) and a provision of S$2.2 million (June 30, 2020: S$ Nil) for estimated future reinstatement cost relating to office improvements.

See accompanying notes to the unaudited condensed interim consolidated financial statements.

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

1	General

TDCX Inc. (“TDCX”) is a company incorporated in the Cayman Islands in April 2020 as TDCX Capital Pte Ltd. In January 2021, it changed its name to TDCX Inc. (“the Company”). TDCX is wholly-owned by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of its founder (the “Founder”) and his family. TDCX and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising sales and digital marketing, omnichannel customer experiences (“CX”) and social media content monitoring and moderation.

TDCX (SG) Pte. Ltd. (“TDCX SG”) and TDCX Holdings Pte. Ltd. (“TDCXH”) are companies incorporated in Singapore in October 1995 and June 1999 respectively. TDCX (KY) Pte. Ltd. (“TDCX KY”) is a Company incorporated in Cayman Islands in January 2020 by the Founder. TDCX SG, TDCXH and TDCX KY are wholly owned consolidated subsidiaries of TDCX as a result of the reorganizations further described below.

Prior to September 2018, TDCX SG was 60% owned by the Founder and 40% owned by a third party. In September 2018, 40% of TDCX SG was acquired by TDCXH by paying cash in an amount of S$38 million. In January 2019, the Founder reduced his 60% equity interest in TDCX SG through cancelation of his shares in TDCX SG and therefore, TDCX SG became a wholly owned subsidiary of TDCXH.

On December 22, 2020, TDCXH was acquired by TDCX KY by paying cash in an amount of S$2 and TDCXH became a wholly owned subsidiary of TDCX KY.

On March 23, 2021, TDCXKY was acquired by TDCX and TDCX KY become a wholly owned subsidiary of TDCX. As TDCX, TDCX KY, TDCXH and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCXH by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in the Group’s consolidated financial statements as if the reorganization had always been in place. As such, the Group’s consolidated financial statements were prepared as if TDCX has control over TDCX KY, TDCXH and TDCX SG for all periods presented.

The unaudited condensed interim consolidated financial statements of the Group for the six months period ended June 30, 2021 were authorized for issue by the Board of Directors of TDCX on September 7, 2021.

2	Basis of Preparation of the Financial Statements

The unaudited condensed interim consolidated financial statements for the 6 months ended June 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year which were prepared in accordance with IFRS.

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

Convenience translation

The translations of Singapore Dollar amounts into United States Dollar (“USD”) for the unaudited condensed interim consolidated statement of financial position, unaudited condensed interim consolidated statement of profit or loss and other comprehensive income, unaudited condensed interim consolidated statement of cash flow, and segmental reporting as disclosed in Note 15 for the 6 months ended June 30, 2021 are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.344 to US$1, the approximate rate of exchange at June 30, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

New and amended standards adopted by the Group

A number of amendments to Standards have become applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting those standards.

New and revised IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Group has not applied the following new and revised International Financial Reporting Standards (“IFRS”) that have been issued but are not yet effective:

Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021

Amendments to IAS 1	Classification of Liabilities as Current or Non-current

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use

Annual improvements to IFRS Standards 2018 – 2020 Cycle	Amendments to IFRS 1-First-time Adoption of International Standards, IFRS 9 Financial instruments, IFRS 16 Leases and IAS 41 Agriculture.

The management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

Use of judgments and estimates

In preparing the unaudited condensed interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.

3	Trade Receivables

	June 30, 2021	December 31, 2020
	S$’000	S$’000
Outside parties	46,806	36,919

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

The credit period on rendering of service to outside parties is 30 to 90 days (December 31, 2020: 30 to 90 days). No interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 12% to 15% per annum (December 31, 2020: 12% to 15% per annum) on the outstanding balance.

Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.

4	Plant and Equipment

During the 6 months ended June 30, 2021, the Group acquired assets amounting to S$18.3 million (June 30, 2020: S$7.2 million) and disposed of assets with net book value amounting to S$60,000 (June 30, 2020:S$ NIL).

At June 30, 2021, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$3 million (June 30, 2020: S$0.7 million).

5	Other Payables

	June 30, 2021	December 31, 2020
	S$’000	S$’000
Outside parties	37,600	35,875
Deferred grant income	—	1,161
Others	194	164

	37,794	37,200

6	Bank Loans

	June 30, 2021	December 31, 2020
	S$’000	S$’000
Secured—at amortized cost:
Bank loans	289,054	40,306

Analyzed between:
Current portion
Within 1 year	25,144	24,170

Non-current portion
Within 2 to 5 years	263,910	16,136

	289,054	40,306

Interest payable (included in bank loans)	439	308

On May 17, 2021, TDCX SG revised its credit facility terms previously entered with a third-party financial institution (“Financial Institution A”) on October 16, 2019. As a result of the revision, the revised credit facility arrangement reduced the borrowings to an aggregate amount of S$45.2 million

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

from S$57.4 million, replacing the previously S$27.4 million refinancing facility with a S$15.2 million multi-currency specific advance facility. The revision had no impact on the S$20 million advance facility, S$5.0 million foreign exchange facility, S$3.5 million interest rate derivatives facility and S$1.5 million banker’s guarantee. As at June 30, 2021, the outstanding balance drawn down from the above revised facility due to the Financial Institution A amounted to S$37.5 million.

The revised credit facilities letter agreement contains financial covenants including: (a) tangible net worth of TDCX SG not less than S$25.0 million; (b) for TDCX SG, a maximum ratio of total indebtedness to tangible net worth not exceeding 2.0 times; (c) TDCX maintains a consolidated debt service coverage ratio not less than 2.0 times; and (d) TDCX maintains a ratio of total net debt divided by EBITDA of not more than 2.0 times.

On March 16, 2021, TDCX entered into a term loan credit facility agreement with another third-party financial institution, (“Financial Institution B”), to provide for borrowings in an aggregate amount of S$252 million (US$188 million). On March 23, 2021, TDCX drew down on the loan in an amount of S$252 million. The loan carries interest rate of 3.15% above 3-month London interbank offered rate (“LIBOR”) for the first 18 months and 3.45% above 3-month LIBOR subsequently. The loan is denominated in USD and scheduled to be repaid on March 23, 2023, with an option to extend for 12 months. If the repayment term is extended for an additional 12 months, the loan shall be repaid in three instalments with the first instalment (being 25% of the outstanding principal) due 24 months after the drawdown of the loan, the second instalment (being a further 25% of the outstanding principal) due 30 months after the drawdown of the loan and the final instalment (the remaining outstanding balance) due 36 months after the drawdown of the loan. The loan shall become due and payable on the tenth business day after an initial public offering.

The loan is guaranteed by TDCXH and TDCX KY and secured by a mortgage of the Founder’s shares in TDCX. Additionally, the Founder is required to maintain an amount equal to 80% of the amount outstanding under the loan deposited in a collateralized bank account with the Financial Institution B.

Among others, the loan contains covenants for TDCX include: (a) maintaining a ratio of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to finance charges of not less than 6:1 for a trailing 12 months period at the end of each financial year and financial quarter; and (b) maintaining a ratio of total net debt to EBITDA of not more than 2:1 for a trailing 12-month period at the end of each financial year and quarter.

The Group was in compliance with its financial covenants for the 6 months ended June 30, 2021.

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

7	Lease Liabilities

	June 30, 2021	December 31, 2020
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	14,132	14,664
Amounts due for settlement after 12 months and not later than 5 years	17,238	17,823

	31,370	32,487

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function. Lease liabilities approximate fair value as at end of reporting period.

During the 6 months ended June 30, 2021, the Group entered into new leases and renewed certain office space with lease term ranging from 1 to 5 years amounting to S$6.7 million (June 30, 2020: S$5.9 million). For the period ended June 30, 2021, the total cash outflow for leases amounted to S$9.9 million (June 30, 2020: S$6.9 million).

8	Share Capital

On May 21, 2021, TDCX completed the following transactions which resulted in the increase in number of issued ordinary shares from one ordinary share to 123,500,000 ordinary shares:

(i)	A share split pursuant to which one ordinary share was sub-divided into 10,000 ordinary shares; and

(ii)	An issuance of additional 123,490,000 ordinary shares for a nominal consideration of S$16,433 (US$12,349). Such issuance was accounted for as a share split.

All references in the accompanying financial statements and related notes to the number of ordinary shares and per share data have been revised on a retroactive basis for all periods presented to reflect the effect of the above transactions.

9	Revenue

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Over time
Omnichannel CX solutions	157,688	138,396
Sales and digital marketing	47,715	29,335
Content monitoring and moderation	43,046	39,441
Workspace and payroll services	2,924	1,908

	251,373	209,080

At a point in time
Other services	264	200

	251,637	209,280

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

10	Profit for the Period

Significant items:

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Defined contribution plan	5,259	4,121
Wages, salaries, bonus and other benefits	150,167	122,046
Finance costs:
Interest on bank loans	2,835	659
Interest expense on lease liabilities	804	740
Accretion on provision for reinstatement cost	69	61
Others	39	36
Foreign exchange gain—net (included in other operating expenses)	(326)	(125)

11	Other Operating Income

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Government grant and credit scheme subsidies	2,565	3,336
Others	179	529

	2,744	3,865

The Group received wage support for local employees under the Jobs Support Scheme (“JSS”) from the Singapore Government as part of the Government’s measures to support businesses during the period of economic uncertainty impacted by COVID-19. Such grant income is recognized in profit or loss on a systematic basis over the period of uncertainty in which the related salary costs for which the grant is intended to compensate is recognized as expenses.

12	Income Tax Expenses

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Income tax:
Current period	10,918	9,841
Over provision of prior periods	(32)	—

	10,886	9,841
Deferred tax:
Current period	(427)	(99)
Over provision of prior periods	(477)	—

	(904)	(99)
Foreign withholding tax	52	27

	10,034	9,769

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year to December 31, 2020 is 20%, compared to 17.7% for the 6 months ended June 30, 2021 (June 30, 2020: 20%).

13	Basic and Diluted Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the period attributable to owners of the Group)	44,763	38,524

Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	123,500,000	123,500,000

	June 30, 2021	June 30, 2020
	S$	S$
Basic and diluted earnings per share	0.36	0.31

14	Reserves

On March 23, 2021, the Founder transferred his 100% equity interest in TDCX KY to TDCX. As part of this transaction, TDCX drew upon its loan facility agreement in an aggregate amount of S$252 million (US$188 million) and subsequently distributed all the proceeds to the Founder. The transaction has been treated as common control transaction and was accounted for in a manner similar to a pooling of interest with assets and liabilities reflected at their historical amounts in the Group’s consolidated financial statements.

The proceeds distributed to the Founder were accounted for as a distribution in the Company’s consolidated statement of changes in equity.

15	Segmental Reporting

Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

Operating segments, the Group has determined that it operates as a single reportable segment. The information below includes information about the Group’s products and services, geographical areas, and major customers.

	June 30, 2021	June 30, 2021	June 30, 2020
	US$’000	S$’000	S$’000
Revenue
Omnichannel CX solutions	117,292	157,688	138,396
Sales and digital marketing	35,492	47,715	29,335
Content monitoring and moderation	32,019	43,046	39,441
Workspace, payroll and other services	2,371	3,188	2,108

	187,174	251,637	209,280

Analysis of revenue and carrying amount of non-current asset by geography

The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with.

	Revenue			Non-current assets
	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	December 31, 2020
	US$’000	S$’000	S$’000	S$’000	S$’000
Singapore	50,488	67,876	56,713	4,516	5,427
Philippines	47,692	64,117	49,983	31,130	29,621
Malaysia	48,118	64,690	56,773	10,124	11,246
Thailand	24,006	32,274	26,114	11,142	11,317
Japan	11,077	14,892	11,712	6,311	836
China	3,649	4,906	6,801	1,221	2,606
Spain	2,144	2,882	1,184	2,976	2,449
India	—	—	—	4,007	3,745
Colombia	—	—	—	4,777	3,224
Romania	—	—	—	4	—

	187,174	251,637	209,280	76,208	70,471

Information about major customers

During the period, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	June 30, 2021	June 30, 2020
	S$’000	S$’000
Customer
A	109,565	71,054
B	47,174	59,244
C	29,126	27,156

	185,865	157,454

TDCX Inc. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements

16	Events after the Reporting Period

The Group has evaluated events subsequent to the balance sheet date of June 30, 2021 through September 7, 2021, the date on which the financial statements are available to be issued.

Subsequent to the period end,

(1)

On August 6, 2021, TDCX SG drew S$13.7 million from the multi-currency specific advance facility from Financial Institution A to repay the outstanding refinancing facility with Financial Institution A. The multi-currency specific advance facility bears an interest of 1.25% per annum over the prevailing cost of funds for the financial institution (as determined by the financial institution) for interest periods of up to three months. The loan is denominated in Singapore dollar and is repayable on demand. The limit of the borrowings under the multi-currency specific advance facility is subject to 9 equal quarterly reductions of S$1.52 million commencing on October 19, 2021 until the facility is fully repaid. On September 3, 2021, TDCX SG further amended the revised credit facility as to decrease the facility to an aggregate amount of S$43.7 million from S$45.2 million through a S$1.5 million reduction on its multi-currency specific advance facility.

(2)

On August 26, 2021, the TDCX’s board of directors approved and adopted the TDCX Performance Share Plan (the “PSP”) which allows TDCX to offer ordinary shares or American Depositary Shares (“ADSs”) to eligible employees, officers, consultants and directors who fulfil certain performance criteria as prescribed pursuant to the PSP. Under the PSP, the number of ordinary shares or ADSs awarded shall not exceed 5.0% of the total number of issued and outstanding shares of TDCX. As of September 7, 2021, no awards under the PSP have been granted.